BMO FINANCIAL GROUP 195TH ANNUAL REPORT 2012

Power to the People

BMO

Financial Snapshot

Reported1 Adjusted1,2

As at or for the year ended October 31

(Canadian $ in millions, except as noted) 2012 2011 2012 2011

Revenue (p 36) 16,130 13,943 15,067 13,742

Provision for credit losses (p 40) 765 1,212 471 1,108

Non-interest expense (p 42) 10,238 8,741 9,513 8,453

Net income (p 32) 4,189 3,114 4,092 3,275

Earnings per share – diluted ($) (p 32) 6.15 4.84 6.00 5.10

Return on equity (p 34) 15.9% 15.1% 15.5% 16.0%

Basel II Common Equity Ratio (p 61) 10.5% 9.6% 10.5% 9.6%

Basel III Common Equity Ratio – pro-forma (p 62) 8.7% 6.9% 8.7% 6.9%

Net Income by Segment

Personal & Commercial Canada (p 46) 1,784 1,773 1,794 1,781

Personal & Commercial U.S. (p 49) 517 352 581 387

Private Client Group (p 52) 525 476 546 486

BMO Capital Markets (p 55) 948 902 949 902

Corporate Services (p 58)3 415 (389) 222 (281)

Net income (p 32) 4,189 3,114 4,092 3,275

1 As of November 1, 2011, BMO’s financial results have been reported in accordance with International Financial Reporting Standards (IFRS). Results for fiscal 2011 have been restated accordingly. Certain other prior-year data has also been reclassified to conform with the current year’s presentation. See pages 43 and 44.

2 Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 98. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with an enhanced understanding of how management assesses results.

3 Corporate Services, including Technology and Operations.

Bank of Montreal uses a unified branding approach that links the organization’s member companies under the brand “BMO Financial Group”. Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 182 of the 2012 financial statements, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head or principal office is located with the exception of: BMO Harris Financial Advisors, Inc., BMO (US) Lending, LLC, BMO Global Capital Solutions, Inc., BMO Capital Markets Corp., BMO Harris Financing, Inc., BMO Financial Corp., BMO Asset Management Corp., psps Holdings, LLC, and BMO Capital Markets GKST Inc., each of which is incorporated in Delaware.

Delivering on Our Strategic Priorities

2012 Performance

Adjusted Net Income1

$4.1 billion

Adjusted net income increased 25%, or $0.8 billion. There was good revenue growth and a lower provision for credit losses. P 32

Adjusted Revenue1

$15.1 billion

Adjusted revenue increased $1.3 billion, or 10%, reflecting the benefits of the acquisition of Marshall & Ilsley Corporation and organic growth. P 36

Adjusted Return on Equity (ROE)1

15.5%

Adjusted ROE decreased by 0.5 percentage points. There was good growth in both earnings and adjusted earnings available to common shareholders, as well as increased average common shareholders’ equity. P 34

Basel III Pro-forma

Common Equity Ratio

8.7%

Strong capital position – Our pro-forma Basel III Common Equity Ratio was 8.7%, well in excess of regulatory requirements and up from 6.9% in 2011. P 62

1 See footnote 2 to the Financial Snapshot section for information on the use of adjusted results.

Business Review

2 Our Vision

4 President and Chief Executive Officer’s Message

8 BMO at a Glance

8 Our Strategic Footprint

10 Customers

12 Employees

14 Society

16 Value

18 Chairman’s Message

19 Corporate Governance

Financial Review

21 CFO’s Foreword to the Financial Review

22 Financial Performance and Condition at a Glance

24 Management’s Discussion and Analysis

100 Supplemental Information

119 Consolidated Financial Statements

124 Notes to Consolidated Financial Statements

Resources and Directories

182 Principal Subsidiaries

183 Glossary

185 Board of Directors

186 Management Committee

187 Performance Committee

188 Shareholder Information

IBC Where to Find More Information

The power to act.

The power to change.

The power to grow.

It’s the people we help succeed who ultimately have the power to shape our success.

Customers have the last word on deciding their financial futures. P 10

Employees are empowered to make banking simpler for everyone. P 12

Society expects banks to act responsibly in connecting people with opportunities. P 14

Banks build value for shareholders by helping customers succeed. P 16

A clear vision:

To be the bank that defines great customer experience.

Strategic priorities

1 Achieve industry-leading customer loyalty by delivering on our brand promise.

2 Enhance productivity to drive performance and shareholder value.

2 BMO Financial Group 195th Annual Report 2012

3 Leverage our consolidated North American platform to deliver quality earnings growth.

4 Expand strategically in select global markets to create future growth.

5 Ensure our strength in risk management underpins everything we do for our customers.

BMO Financial Group 195th Annual Report 2012 3

President and Chief Executive Officer’s Message

The Power of Confidence

Appropriately, the 195th review of BMO’s achievements and future goals pays tribute to the people whose interests we serve, whose support we depend on and whose successes are inextricably linked with our own. This report is intended to speak to the bank’s stakeholders, personally, about the ways in which our relationship with each of them contributes to building the value of the company. The beliefs we share here are the source of the strategic decisions we make and of our confidence in the bank’s ability to grow in a sustainable way.

Taken as a whole, the annual report to shareholders speaks to both the bank’s financial measures of performance and our confidence in the strategic priorities that guide us as we pursue our longer-term objectives.

But fundamentally, this report is about people: the passion and commitment of 46,000 employees who serve customers so well, every day, and the loyalty and repeat business of more than 12 million customers living and working in Canada, the United States and markets beyond. It is about our relationship with thousands of suppliers, and as many communities, where our brand represents the bank’s clear commitment to what we believe matters to people. And it’s about what’s important to the many millions of individual shareholders who own our shares – outright or through mutual funds and retirement accounts – and to those who manage investments on their behalf.

Simplifying customers’ lives

It is our conviction that complexity can be translated. Central to this is the belief that it is our job to help customers have control of their financial lives, make better decisions with better information and have confidence in the choices they make. Never dictating and certainly never preaching, we uphold a simple commitment to making money make sense.

Banking, like all disciplines, can be approached in many ways. Our preference is to work with customers side by side; to demonstrate that it’s better when employees are empowered to find better ways of doing things – and that empowerment begins with confidence; to be passionate about eliminating clutter and waste, where fewer layers amount to greater simplicity; to insist that those who work here take seriously their duty to society as a whole; to live up to the expectation that we manage our bank responsibly; and finally to drive for higher performance on behalf of our shareholders, to whom we’re ultimately accountable.

And so, when we thought about what to put on the cover of our annual report this year, we knew we weren’t talking about something new. It is the way of great companies – they are defined by people. Breaking down complex questions into simple answers galvanizes this bank and drives our market-defining promise. It is who we are. The result is confident customers. We wouldn’t have it any other way.

Last year we spoke of fundamental truths that continue to matter even in a world of persistent change, and how our commitment to customers would help them to make sense of an uncertain time. In the intervening 12 months the world has seen tangible progress on the path

4 BMO Financial Group 195th Annual Report 2012

William A. Downe

President and Chief Executive Officer

to reducing financial leverage in developed economies, and toward strengthening the management and oversight of institutions and markets. There may be no return to the expectations of the early 2000s, but the potential for economic growth now appears much greater than we’ve been conditioned, as a result of the past five years, to consider normal. BMO has never been better positioned to take advantage of the opportunity.

A fundamental repositioning of our bank

BMO strives for market leadership with customers – and employees. We’re recognized not only as a great place to bank, but also a great place to work. Very purposefully, we have been repositioning the bank and this year passed an important point. Without doubt, we have fundamentally changed our position in the marketplace: the opportunity before us now is equally about the experience we provide to customers and the geography we span, as we build long-term value throughout Canada and across the U.S. border in the middle of the continent.

In extending BMO’s global reach we’ve been similarly selective, adding to our presence in overseas markets only where it is meaningful in relation to our core North American footprint. Still, a fundamental measure by which we define success remains our ability to attract new customers. Our expanded North American platform allows us to grow our customer base on a more competitive scale.

BMO is now the second-largest Canadian bank measured by number of retail branches in Canada and the U.S. The bank has the earnings momentum and scale to translate balance-sheet growth into market-share gains – building on the confidence that comes from being an industry leader in customer loyalty.

Opportunity in the economic heartland

In 2012 we marked our first full year of serving significantly more customers than ever before as BMO’s footprint in the U.S. effectively doubled with the integration of M&I. Adjusted earnings1 from our U.S. segment tripled from the previous year to more than $1 billion, reflecting strong business growth and credit performance that proved to be better than anticipated.

This is the realization of a deliberate strategy to anchor our core business in the heartland of the continental economy – a territory defined as much by shared values and aspirations as it is by geography.

BMO’s enlarged continental footprint is centred in the vital Great Lakes economy that connects six key U.S. Midwest states and the two largest Canadian provinces, and whose combined population of more than 74 million generates a nominal GDP of about $3.3 trillion. Our significant and long-established presence throughout the rest of Canada, with a network stretching from coast to coast, connects powerful regional economies driven by natural resources and agriculture. BMO’s deep ties in the energy sector extend from the oilfields of Alberta and Saskatchewan southward through Colorado to Texas. And from strategically situated offices around the Pacific Rim, we facilitate financing and investment activity between North America and the rapidly growing economies of Asia.

This, in broad strokes, is how we map the expanded market that our bank is now ideally positioned to serve. But what matters far more than any alignment of states and provinces is the character of the places where we feel most at home and where we see the greatest potential for creating value. The markets where BMO does business are populated by hardworking people who are focused on raising families, buying homes, building businesses and investing for the future – people who contribute every day, in large ways and small, to strong, competitive economies that are fully capable of holding their own in the global marketplace.

BMO Financial Group 195th Annual Report 2012 5

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

It is here that our bank will find sustainable growth and where we’ll make our contribution, in terms of higher shareholder returns and greater economic prosperity. We’ve now refocused our collective efforts on growing BMO’s customer base, and to that end we’re aggressively pursuing the new opportunities opening up every day in our redefined home market.

Record results driven by sound strategy1

BMO’s strong consolidated operating results for 2012 reflect the collective actions of 46,000 employees to meet the high expectations of all our stakeholders. Adjusted net income grew to a record $4.1 billion – an increase of 25% over 2011. Total adjusted revenue rose by 10% to an all-time high of $15.1 billion, with an adjusted return on equity of 15.5%. Adjusted earnings per share grew by 18% – well above our target range of 8% to 10% – and we maintained strong capital ratios exceeding regulatory requirements.

Confidence in the long-term value of all four BMO businesses has advanced. We increased the dividend in 2012 while in the same period, our pro-forma Basel III common equity ratio was not simply rebuilt but stood above 8.7%, greater than prior to the expansion of our U.S. footprint. We have flexibility in deploying capital going forward.

Within our larger North American footprint, Personal and Commercial Banking earned nearly $2.4 billion in adjusted net income in 2012. The Canadian contribution of nearly $1.8 billion was up 3% on an actual loss basis from the previous year, while the U.S. component, at US$579 million, reflected a gain of 48%.

The Private Client Group achieved good growth in 2012. Adjusted net income increased 12% to $546 million, including a contribution of more than $100 million from the U.S. We made several strategic acquisitions during the year to extend our global presence and enhance our wealth offering for both Asset Management and Private Banking customers.

BMO Capital Markets delivered annual adjusted net income of $949 million, with a strong return on equity of 20.2%. Corporate and Institutional banking is now allocated about 20% of the bank’s total capital. It is sized to contribute as a stable, well-diversified business.

Setting clear priorities for the future

The bank’s strategic priorities are a clear statement of intent through which we turn our strategy into action and by which we then measure our success. And while they’re discussed in detail elsewhere in this report, they merit comment here.

Adjusted net income1 increased by 25%

2011

Canada 85%

U.S. 10%

Other 5%

$3.3 billion

2012

Canada 70%

U.S. 26%

Other 4%

$4.1 billion

1 Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 98. Reported results are shown on the inside cover and in Management’s Discussion and Analysis.

6 BMO Financial Group 195th Annual Report 2012

Underpinning every customer initiative we pursue is a rigorous and comprehensive approach to risk management. Our overall approach to lending and investing has been a long-time differentiator for BMO, whether we’re advising customers to be judicious in their investment strategies or shortening mortgage maturity terms to reduce the potential risks of home ownership. If this means resisting temporary gains in overheated segments of the market, it also means that BMO customers and shareholders recognize the longer-term benefits of holding to a moderate path through market peaks and valleys.

“Breaking down complex questions into simple answers galvanizes this bank and drives our market-defining promise. It is who we are. The result is confident customers. We wouldn’t have it any other way.”

When we talk about appropriate oversight and measured risk-taking, it’s with the knowledge that we’re upholding these principles – consistent with our brand – as much for the benefit of our customers as for our shareholders.

Similarly, decisions about where and when to invest are centred around the creation of value. In 2012 we introduced a series of initiatives across the bank aimed at finding more efficient ways to deliver superior service to our customers. These efforts are designed to drive sustainable revenue growth while deepening existing customer relationships and forging new ones – in a careful balancing of outcomes that translates into meaningful shareholder return. The work is beginning to take hold. We’re ensuring that the bank’s resources – both people and capital – are put to their best possible use, making adjustments where the current approaches no longer make sense.

Here, too, BMO employees play a critical role. Over the past year our people have invested a tremendous amount of energy and intelligence in finding ways to be faster to the market with innovation. This objective energizes us; the measurable progress we’re making in every area shows how the search for greater efficiency can further differentiate BMO and propel all our strategic priorities – including the achievement of industry-leading customer loyalty.

Inspiring continued confidence

Looking ahead to 2013, we’ve set out clear strategies for organic growth across all of BMO’s businesses. Fully repositioned – with a consistent North American identity and an integrated banking platform – we’re embracing the advantages of competing in a larger space with more avenues for innovation and growth.

We have achieved critical mass in an undertaking that has been decades in the making. We have built a business grounded in the heart of a continental economy where the opportunity to deliver sustained, quality earnings has never been better. Essential changes in the technology architecture of the bank and clear progress toward securing market leadership in customer loyalty across our footprint have transformed the foundation of our future success.

Our outlook can be summed up in a single word: confidence. All the necessary elements for the success of the bank are in place and we are building a differentiated position in the market. The source of our advantage is grounded in the confidence our customers have in the choices they make. For it will always be the case that our success will be in direct proportion to theirs – the people with whom we do business.

William A. Downe

BMO Financial Group 195th Annual Report 2012 7

BMO at a Glance

Who we are

Established in 1817, BMO Financial Group serves more than 12 million personal, commercial, corporate and institutional customers in North America and internationally. We provide a broad range of retail wealth management and investment banking products through our operating groups: Personal and Commercial Banking; Private Client Group; and BMO Capital Markets.

Two years of growth

Measure 20101 20121 Increase (decrease) % Increase (decrease)

Branches 1,234 1,571 337 27

Canada and other 913 933 20 2

United States 321 638 317 99

BMO is the 2nd largest Canadian bank by retail branches in Canada and the U.S.

ATMs 2,981 3,971 990 33

Employees 37,629 46,272 8,643 23

Assets ($B) 412 525 113 27

AUM / AUA ($B)2 373 579 206 55

Deposits ($B) 249 324 75 30

Loans and acceptances ($B) 177 257 80 45

Book value per share ($) 34.09 40.25 6.16 18

Book value ($B) 19.3 26.2 6.9 36

Market capitalization ($B) 34.1 38.4 4.3 13

BMO is the 8th largest bank in North America3

Share price ($) 60.23 59.02 (1.21) (2)

1 Amounts are based on CGAAP in 2010 and IFRS in 2012.

2 Assets under management or administration.

3 As measured by assets published by Bloomberg; asset rankings as at October 31, 2012.

Our

Beijing

Shanghai

Delhi

Mumbai

Guangzhou

Hong Kong

Asia-Pacific Trading Corridor

BMO facilitates financing, investment and wholesale banking activities between our North American base and strategically located offices in the rapidly growing economies of Asia.

Natural Resources

Our significant and long-established presence throughout Canada and the U.S. includes regional economies fuelled by natural resources and agriculture. BMO’s deep connections and historical presence in the energy sector extend from the oilfields of Western Canada southward through to Texas.

European Platform

Offices in four European countries and a regional representative office in the Middle East provide us with a strong distribution platform for our wholesale banking activities as well as a presence in key markets for institutional asset management and investment banking.

* BMO has retail banking branches across Canada and in the U.S. Midwest states of Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas, as well as in Arizona and Florida.

8 BMO Financial Group 195th Annual Report 2012

Strategic Footprint

Dublin
London
Paris
Zurich
Abu Dhabi
Whitehorse
Yellowknife
Fort McMurray
Edmonton
Vancouver
Seattle
Calgary
Saskatoon
Regina
Winnipeg
St. John's
Charlottetown
Fredericton
Halifax
Montreal
Ottawa
Toronto
Minneapolis
Milwaukee
Madison
Chicago
New York
Indianapolis
Kansas City
St. Louis
San Francisco
Denver
Los Angeles
Phoenix
Houston
Sarasota
West Palm Beach
Fort Lauderdale
Core Retail Footprint*
Southern Market Presence

BMO Financial Group 195th Annual Report 2012 9

Strategic Footprint

BMO’s strategic footprint is anchored by our core business in the heartland of the continental economy – a territory defined as much by shared values and aspirations as it is by geography. BMO’s enlarged continental footprint is centred in the vital Great Lakes economy that connects six key U.S. Midwest states and the two largest Canadian provinces, and whose combined population of more than 74 million generates a nominal GDP of about $3.3 trillion. Our significant presence across Canada and the U.S. is bolstered by global operations on five continents, allowing us to provide our North American customers with access to economies and markets around the world, and our customers from other countries with access to North America.

Dublin

London

Paris

Zurich

Abu Dhabi

Whitehorse

Vancouver

Seattle

San Francisco

Los Angeles

Phoenix

Yellowknife

Fort McMurray

Edmonton

Calgary

Denver

Houston

Saskatoon

Regina

Winnipeg

Minneapolis

Madison

Chicago

Kansas City

Milwaukee

St. Louis

Toronto

Indianapolis

Montreal

Ottawa

New York

Fredericton

Charlottetown

Halifax

St. John’s

Core Retail Footprint*

Southern Market Presence

Sarasota

West Palm Beach

Fort Lauderdale

BMO Financial Group 195th Annual Report 2012 9

The power to choose

The people who stand behind every great bank have incredible power. Because as customers they get the last word.

When it comes to spending, saving, borrowing and investing, people count on banks to provide valuable expertise. Still, it’s customers who have the final say on their finances. They want a bank that helps them make better decisions without dictating, and certainly never preaching. And they want to feel assured that they’re making the right choices. In the end a successful banking relationship hinges on this basic understanding: customers have the power to choose where they want to go – and expect a bank to give them confidence that they’re on the best path to get there.

Fromm Family Foods

In 2008, Wisconsin-based Fromm Family Foods had been steadily winning new markets for its premium-quality pet foods. But to meet demand, the fourth-generation family-owned business needed to expand manufacturing. The bank’s U.S. commercial lending team reviewed the business case and quickly arranged $8 million in financing for the purchase of a feed mill and production equipment in Columbus, Wisconsin. “We approved the financing in June 2009, when credit was tight,” recalls Steve Gorzek, now a vice-president with BMO Harris Bank. “But based on our understanding of the business and the character of the people who run it, this was an easy decision.” Since moving into the renovated facility, Fromm has continued to grow and revenues have nearly tripled. “We’re able to continue meeting production demands, create new jobs for Wisconsin workers and pursue research and development,” says Tom Nieman, Fromm’s president. “People were skeptical, but I don’t think I ever doubted we could do it. You just need a bank that shares your values. BMO Harris Bank has helped us achieve our goals and grow.”

10 BMO Financial Group 195th Annual Report 2012

Tom Nieman, president of Fromm Family Foods, says, “BMO Harris Bank has been integral in helping us achieve our goals.”

Top ranking

In 2012, BMO was recognized twice by the Ipsos Best Banking Awards in Canada, which honours financial institutions with top-ranked personal banking customer service. BMO was recognized in two categories: Financial Planning and Advice, and Value For Money.

Online excellence

bmo.com was ranked number one among Canadian financial institutions for Overall Customer Experience, according to Keynote Systems, a global authority on mobile and internet performance. BMO InvestorLine was also recognized as the top bank-owned online brokerage by The Globe and Mail in its 2012 Online Brokers Survey.

Number of Customers

(millions)

10 12

2010 2012

BMO Financial Group 195th Annual Report 2012 11

The power to simplify

Being a great bank should be easy. Just do what people expect of any bank – but do it simpler, smarter and better.

To deliver a great customer experience, you have to be passionate about making things less complicated. That means empowering employees to find better ways of meeting customers’ priorities while simplifying their lives. It means not only providing useful tools, but also getting rid of needless complexity. A great bank understands that finding ways to be more efficient and productive cannot just be about cutting costs and eliminating waste. It’s about erasing boundaries, both within the organization and across a global marketplace. And it’s about reducing layers between decision-makers and customers so that problems get solved and needs get addressed more quickly and effectively. This is the key to building customer loyalty and shareholder value: make banking simpler.

12 BMO Financial Group 195th Annual Report 2012

Jason Ekubor, Financial Services Coordinator, working with a BMO customer.

Measurable Results

The process improvements developed during The Mortgage Lab pilot are reflected in these measures of success:

The Mortgage Lab

In 2012 we took a fresh look at BMO’s Canadian mortgage approval process. Steps had been added over the years, and turnaround times could often be longer than ideal. To look for improvements, P&C Canada brought together mortgage, underwriting and fulfillment specialists in a pilot called “The Mortgage Lab.” Collaborating outside traditional silos, the team explored ways to boost efficiency at every stage – for instance, by creating communities linking key bank staff, as well as customers, to ensure everyone had immediate access to important information.

We’ve begun implementing The Mortgage Lab solutions across our retail network. By removing barriers and empowering staff to respond more flexibly to customers’ needs, we’ve reduced delays and processing costs. Employees are more engaged as they collaborate on solving problems. And we’ve shown once again that improving productivity doesn’t compromise service or quality, but in fact helps all of us focus on what we do best – doing a great job for customers.

BMO’s annual employee giving campaign

Generosity runs deep at BMO. It’s part of a long-standing tradition – one that is reinforced each autumn. In 2012, 70.5% of BMO employees – an exceptionally high level of employee engagement – participated in the campaign, raising $13.2 million for United Way and other charities. BMO also hosts a North American employee volunteer day. In 2012, 6,490 employees took part in this event, donating 16,604 hours to 428 projects at 235 charities.

96%

of BMO employees believe they are contributing to our vision to be the bank that defines great customer experience.

25%

less customer wait time

50%

less branch processing

25%

overall productivity gain

30%

improvement in quality

BMO Financial Group 195th Annual Report 2012 13

The power to trust

People count on a healthy financial system to drive economic prosperity – and expect banks to behave accordingly.

Banks are in the business of connecting people with opportunities. Whether helping to launch new ventures, access untapped markets or invest in future prosperity, banks fuel customer initiatives that drive overall economic growth – and in doing so assume a fundamental responsibility. Their crucial role in the financial system brings many benefits, along with the obligation to help keep the system healthy and stable. Only by managing their businesses responsibly, with a prudent approach to risk, can banks live up to the trust that society has placed in them.

14 BMO Financial Group 195th Annual Report 2012

Imperial Crane Services started with a single crane. Today the company has more than 200.

Imperial Crane

When B.J. Bohne took over Imperial Crane Services in 2003, he hoped to transform the business his father founded into an industry leader. But financing that vision had its headaches: “We were dealing with 14 banks and 40 different loan officers,” B.J. recalls. “We needed one strong financial partner.” BMO Harris Bank understood B.J.’s goals – and the challenges of the construction industry. “We worked together,” explains commercial banker Bill Thomson, “to craft a customized financial structure.” Today Chicago-based Imperial is the largest locally owned crane company in the U.S. Midwest. “We’ve done well during the recovery,” says B.J. “The BMO relationship has enabled us to purchase equipment and add hundreds of jobs. And we have the security of knowing our capitalization is stable, so we can spend more time developing the business.” Now further expanding its customer base in the oil and gas, chemical and steel industries, Imperial can afford to set its sights high – thanks to a solid financial platform.

Enhancing knowledge of risk

Rotation programs that place talented risk professionals in each of our business groups strengthen risk management – a long-time differentiator for BMO – enterprise-wide. Employees from risk swap roles with colleagues in other business groups, which helps ensure all employees have a greater understanding and awareness of risk issues.

Contributions to the Community (%)

$ 55.7 million

15

24

5

28

18

10

Hospitals and Health Care

Civic and Community Initiatives

Education

Federated Appeals

Arts and Culture

Other

$ 10 billion

BMO’s Open For Business campaign will make up to $10 billion in financing available to Canadian businesses over three years.

BMO Financial Group 195th Annual Report 2012 15

The power to build

Banks grow shareholder value by helping customers succeed. It really isn’t any more complicated than that.

Delivering quality growth begins with building customer loyalty. To drive higher performance for shareholders, a bank must take good care of its customers. Their needs and aspirations shape the development of new products and services and inspire the endless fine-tuning of every business process and personal interaction. To create lasting value is to build deeper relationships with existing customers while working to attract new ones. In other words, the people who engage with a bank – whether in the branch, online or across a boardroom table – ultimately have the power to determine its future. When they succeed, they further the bank’s success. It’s as simple as that.

SteriMax

When Kenyan-born Mahen Acharya arrived in Canada in 1973, he had a pharmacy degree and entrepreneurial ambitions. Today the 40-year BMO customer is CEO of SteriMax Pharmaceuticals Inc., which has grown since 1998 into a leading provider of drug products to hospitals and retail pharmacies. Now SteriMax is strengthening its U.S. presence and directly developing drugs alongside those it distributes – backed by a significant increase in financing from BMO.

Acharya has always had a keen eye for opportunities. He grew his first drugstore into a regional chain that was acquired by a national player. Next, he built Canada’s third-largest drug wholesaler before selling it to a Fortune 100 company. “SteriMax was also launched to fill a gap in the marketplace,” he explains. “We saw drugs that were in demand, but not in the huge volumes that multinationals require.” As a nimble niche player, SteriMax can meet that demand more cost-effectively. “The key is to be ready to move when opportunities arise. BMO understands that and helps ensure we’re ready to act when the time is right.”

16 BMO Financial Group 195th Annual Report 2012

Our award-winning businesses

BMO Capital Markets was named M&A Investment Banker Team of the Year Americas for 2012 by Global M&A Network. And for the second consecutive year, Global Banking & Finance Review named BMO Harris Private Banking the Best Private Bank in Canada.

adviceDirect

In 2012, BMO InvestorLine launched adviceDirect for online investors. The new service – the first of its kind in Canada – puts investors in control by providing specific investment recommendations to help them manage their investment portfolios. adviceDirect is already receiving recognition, such as the Morningstar Canadian Investment Awards Best Use of Technology Award, given in recognition of the effective and innovative use of technology.

Annual EPS1

6.15

6.00

4.75

4.81

4.84

5.10

2010 2011 2012

Reported

Adjusted

1 Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

At the Mississauga, Ontario headquarters of SteriMax, BMO bankers confer with Mahen Acharya and his son Samir, the family-owned company’s Executive Vice President in charge of new business development.

BMO Financial Group 195th Annual Report 2012 17

J. Robert S. Prichard

Chairman of the Board

Chairman’s

Message

In 2012, the bank made clear progress on a number of strategic fronts that laid the foundations for future growth in revenue, profitability and shareholder value. The board was pleased with the year.

Most notable among these advances were the achievement of scale in the bank’s U.S. operating platform, the delivery of essential changes in technology architecture across the bank and success in charting a clear path to enhancing the bank’s efficiency. These were achieved while maintaining the progress toward gaining sustainable advantage from a differentiated customer experience.

Our management team, led by Bill Downe, has a sound strategy for growth and an ever-improving customer experience. The strategy is working and we are growing stronger and better as a bank. As a Board of Directors, we are united behind this strategy and have confidence in Bill and the bank’s senior management team. Their steady leadership is a competitive advantage for BMO.

We are keenly focused on the performance of the company, as are all the bank’s employees, and we are determined to see steady continuing improvement. The board is small relative to most of our peers. That smaller size gives us a unity of purpose and collective ownership of the bank’s direction and performance. The board is strongly committed to seeing the bank’s absolute and relative performance be a source of pride for all our shareholders and employees.

I give full credit to my predecessor, David Galloway, for the board’s commitment to good governance. Good governance is essential for a company to achieve its ambitions and we are fortunate to have it deeply ingrained in our work and processes.

We are losing two strong directors and contributors this year with the retirements of Guylaine Saucier and Harold Kvisle. Guylaine, who is widely acclaimed as a leading expert on governance, has served the shareholders of BMO Financial Group for 20 years – the maximum permitted term under our term limits – most recently as a member of the Audit and Conduct Review and Risk Review committees. Hal, one of the most respected business leaders in Canada’s energy industry, has recently returned to a full-time chief executive officer role with a heavy travel schedule inconsistent with his serving on our board. He has been on the board since 2005, and served on both the Human Resources and Risk Review committees. The insights Guylaine and Hal brought to the boardroom were highly valued and will be missed. We thank them for their distinguished service.

Our newest director is Jan Babiak, a former Managing Partner at Ernst & Young LLP. Jan brings to BMO financial and accounting expertise and broad international experience, combined with leadership roles in technology, information security and risk services, public policy and sustainability. She serves on the Audit and Conduct Review Committee and will also join the Risk Review Committee in due course. We welcome Jan to her new responsibilities. She is a terrific addition to our board.

It has been a good year – indeed a pivotal year – in which the careful plans we had approved began to take shape with the full integration of BMO’s U.S. acquisition, the broadening and strengthening of our platforms and the deepening of our customer experience. Our focus for 2013 is unequivocal and unchanged: ensuring that our dialogue with our management team will produce the right conditions for delivering strong performance for you, our shareholders – performance that will validate your confidence in BMO Financial Group.

J. Robert S. Prichard

18 BMO Financial Group 195th Annual Report 2012

Corporate Governance

We strive to earn and retain the trust of our shareholders and other stakeholders through our high standards of corporate governance. We work to embed rigorous oversight and governance practices in our culture.

Our core values guide the board’s oversight, its relationship with management and its accountability to shareholders.

Our governance responsibilities are integral to our performance and long-term sustainability.

Our corporate governance standards reflect emerging best practices and meet or exceed legal and regulatory requirements.

Governance is important to our owners, our customers, our employees, our communities – and to us.

Our board has oversight over our business

Our Board of Directors supervises the management of our business and affairs. Continuous review of the board ensures it has the appropriate number of members with relevant and diverse expertise to enable it to make effective decisions. The board provides well-informed strategic direction and oversight, emphasizing long-term performance sustainability and strong corporate governance over short-term financial performance. Our core values guide that strategic direction and oversight, as well as the board’s relationship with management and accountability to shareholders.

Our governance practices promote ethical business conduct

FirstPrinciples, our comprehensive code of business conduct and ethics, guides our ethical decision-making and conduct of our directors, officers and employees.

The board, through its Audit and Conduct Review Committee, reviews the operation of FirstPrinciples. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. We also have an online FirstPrinciples course for all new and existing employees that reviews and tests for understanding of FirstPrinciples.

We encourage employees and officers to raise concerns about ethical conduct and violations of FirstPrinciples. We investigate complaints and take appropriate action, escalating to the board and Audit and Conduct Review Committee if necessary. Our whistleblower procedures allow officers and employees to report concerns anonymously, through the Office of the Ombudsman, without fear of retaliation.

Our board and our chairman are independent of management

We believe that good governance depends on the exercise of sound, objective and independent judgment by the board. The board, with help from the Governance and Nominating Committee, assesses the independence of directors against legal and regulatory criteria. All directors are independent except for William Downe, our President and CEO. The Chairman of the Board is an independent director who ensures that the board operates separately from management and that directors have an independent leadership contact. Each board meeting includes time for independent directors to meet with the chairman, without management or non-independent directors present. Each board committee meeting also includes a session without management present. Similar meetings happen outside formal board and committee meetings.

BMO Financial Group 195th Annual Report 2012 19

CORPORATE GOVERNANCE

Our compensation programs reflect best practices

Our director and executive compensation programs are

strongly aligned with governance best practices. They

are benchmarked to ensure they are competitive and fair.

Our pay-for-performance executive compensation model

includes clawbacks and discourages excessive risk-taking.

We have share ownership requirements because we

believe that when directors and executives own shares

they are motivated to act in shareholders’ best interests.

Our policies prohibit directors and employees from

hedging their economic interest in bank shares, securities

or related financial instruments.

Our board and management support open dialogue

and exchange of ideas with shareholders

As set out in our Shareholder Engagement Policy, we

communicate with shareholders in a variety of ways

including our annual shareholder meeting, the annual

report, management proxy circular, quarterly reports,

annual information form, news releases, website and

industry conferences.

Our website provides extensive information about

the board and its mandate, the board committees and

their charters, and our directors.

www.bmo.com/corporategovernance

Our Governance Structure

The board and its committees act independently. Every board and committee meeting includes in-camera sessions without management present.

Shareholders

ELECT

Board of Directors

APPOINT

Management

APPOINT

ELECT

APPOINT

Governance and

Nominating Committee

Human Resources

Committee

Risk Review Committee

Shareholders’ Auditors

REPORT Audit and Conduct Review Committee

Disclosure Committee

Ensures accurate and timely public disclosure

Leadership Council

Aligns employees around enterprise and group strategies

Management Committee

Sets and manages enterprise strategy and performance

Performance Committee

Drives enterprise results and delivers on corporate priorities

Reputation Risk Management Committee

Reviews significant risks to our reputation

Risk Management Committee

Oversees risk and governance at the highest levels of management

20 BMO Financial Group 195th Annual Report 2012

Financial Review

Thomas E. Flynn

Executive Vice-President

& Chief Financial Officer

CFO’s Foreword to the Financial Review

2012 was a year of progress for BMO. We delivered record financial performance, successfully completed the conversion of our U.S. core banking system and advanced our strategic agenda. Each of our businesses is well-positioned to build on this momentum and success in 2013.

BMO had strong financial results in 2012, with reported net income of $4.2 billion. On an adjusted basis, net income rose to $4.1 billion, increasing 25% from last year with significantly improved results from Personal and Commercial Banking and Private Client Group, solid net income growth from BMO Capital Markets and improved Corporate Services results. We also increased the dividend this year.

These results reflect the success of our strategy and our commitment to our customers and our shareholders.

In our MD&A, we examine our results in detail. We are committed to telling our financial story clearly and thoroughly with high standards of governance and transparency in our communications. We are proud that our commitment to good disclosure was again recognized during the year. For the second consecutive year, BMO received the Canadian Institute of Chartered Accountants Award of Excellence for Corporate Reporting in Financial Services. We were also recognized as having the Best Financial Disclosure Procedures among the Financials sector by IR Global Rankings.

We are well-positioned to deliver on our strategic priorities in the coming years, with a number of strengths that position us well for continued sustainable growth:

Our business mix is well-diversified with a retail focus. Our retail businesses represent 75% or more of operating group adjusted revenue and net income.

We have proven strength in commercial banking across our North American platform. We are well-positioned to leverage this expertise in a business-led recovery.

We have an expanded and upgraded U.S. platform, which provides each of our business groups with an important source of operating leverage.

We are focused on productivity to drive performance and shareholder value.

We have a differentiated, customer-focused strategy which will drive growth by achieving industry-leading customer loyalty and delivering on our brand promise – Making Money Make Sense.

We have a strong capital position, finishing the year with a pro-forma Basel III Common Equity Ratio of 8.7%.

Looking forward, we intend to build on our success this year, continuing to manage our business responsibly while executing on our strategic priorities to deliver on our commitments to all stakeholders of the bank.

Thomas E. Flynn

BMO Financial Group 195th Annual Report 2012 21

Financial Performance and Condition at a Glance

Our Performance (Note 1)

Three-Year Total Shareholder Return (TSR) P 31

BMO shareholders have earned an average annual return of 10.8% over the past three years, above the 7.4% return on the S&P/TSX Composite Index.

The one-year TSR in 2012 was 5.2%, above the 4.5% return on the S&P/TSX Composite Index.

Earnings per Share (EPS) Growth P 32

Adjusted net income grew $817 million or 25% to $4,092 million in 2012, and adjusted EPS grew 18% to $6.00, reflecting increased earnings, the inclusion of eight additional months of results of M&I in 2012, and a significant increase in outstanding shares in July 2011. Reported net income grew $1,075 million or 35% to $4,189 million, and reported EPS grew 27% to $6.15.

On both reported and adjusted bases, there was notable revenue growth and a significant decrease in provisions for credit losses.

*North American peer group data for 2010 is not to scale.

All EPS measures are stated on a diluted basis.

Net Economic Profit (NEP) Growth P 33

Adjusted NEP, a measure of added economic value, was $1,246 million, up $198 million or 19% from 2011. Reported NEP was $1,439 million, up $498 million or 53% from 2011.

The improvements were attributable to an increase in earnings, net of a higher charge for capital as a result of the increase in shareholders’ equity.

Adjusted NEP per share was $1.92, up from $1.73 in 2011.

BMO data for 2010 is not to scale.

Return on Equity (ROE) P 34

Adjusted ROE was 15.5% and reported ROE was 15.9% in 2012, compared with 16.0% and 15.1%, respectively, in 2011. There was notable growth in both earnings and adjusted earnings available to common shareholders. Average common shareholders’ equity also increased, due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital.

BMO has achieved an ROE of 13% or better in 22 of the past 23 years.

Revenue Growth P 36

Adjusted revenue increased $1,325 million or 10% in 2012 to $15,067 million, following growth of 12% in 2011. Reported revenue increased $2,187 million or 16% to $16,130 million. These growth rates reflect the benefits of the M&I acquisition, as well as organic growth.

Efficiency Ratio P 42 (Expense-to-Revenue Ratio)

The adjusted efficiency ratio was 63.1%, up 160 basis points from 2011. The reported efficiency ratio increased 80 basis points to 63.5%. There was notable growth in revenue, but the ratios were affected by continued investments in our businesses, including technology development initiatives.

10.8

17.4

4.5

2010 2011 2012

*

54.2

27.1

19.7

17.6

1.9

6.0

2010 2011 2012

1302.9

101.5

53.0

28.1

15.0

18.9

2010 2011 2012

15.0

16.0

15.9

15.1

15.5

14.9

2010 2011 2012

15.7

13.9

12.3

10.6

9.7

5.7

2010 2011 2012

62.7

63.5

63.1

62.2

62.0

61.5

2010 2011 2012

Peer Group Performance

Three-Year TSR (%)

The Canadian peer group average annual three-year TSR was 11.2%. The one-year TSR was 11.7%.

The North American peer group average annual three-year TSR was 7.3%, well below the Canadian average, reflecting negative returns for our U.S. peer banks in 2011. The one-year TSR in 2012 was 39.2%.

EPS Growth (%)

The Canadian peer group average EPS increased 17%, with all but one bank in the peer group recording double-digit percentage increases in EPS.

Average EPS growth for the North American peer group was 15%, with significant variability among U.S. peer banks.

NEP Growth (%)

Peer group NEP data is unavailable.

ROE (%)

The Canadian peer group average ROE of 18.1% was in line with the average return of 18.2% in 2011.

Average ROE for the North American peer group was 12.6%, also in line with the average return in 2011.

Revenue Growth (%)

Revenue growth for the Canadian peer group averaged 9.2%, in line with results in 2011.

Average revenue growth for the North American peer group was 6.6%, an improvement from 2011, with five U.S. peers reporting higher revenues.

Efficiency Ratio (%)

The Canadian peer group average efficiency ratio was 58.3%, an improvement from 59.1% in 2011.

The average efficiency ratio for the North American peer group was 61.4%, slightly worse than in 2011 and also worse than the average of the Canadian peer group.

Note 1: NEP and adjusted results in this section are non-GAAP. Please see the Non-GAAP Measures section on page 98.

As of November 1, 2011, BMO’s financial results and those of our Canadian peers have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates for 2011 may not be meaningful. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. U.S. peer group data continues to be reported in accordance with U.S. GAAP.

BMO reported

BMO adjusted

Canadian peer group average

North American peer group average

22 BMO Financial Group 195th Annual Report 2012

Our Performance (Note 1)

Credit Losses P 40, 75, 80

The adjusted provision for credit losses (PCL) fell to $471 million from $1,108 million in 2011. Reported PCL fell to $765 million from $1,212 million.

Adjusted PCL as a percentage of average net loans and acceptances improved to 21 basis points from 54 basis points a year ago, and reported PCL as a percentage improved to 31 basis points from 56 basis points.

These improvements reflect recoveries on the M&I purchased credit impaired loan portfolio and an improved credit environment.

Impaired Loans P 41, 80

Gross impaired loans and acceptances (GIL), excluding purchased credit impaired loans, increased to $2,976 million from $2,685 million in 2011, and represented 9.3% of equity and allowances for credit losses, compared with 9.0% a year ago.

Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $3,101 million, up from $1,992 million in 2011, due to a $1,317 million increase in formations in the M&I purchased performing loan portfolio that was acquired in July 2011. The potential for impairment and losses on this portfolio was adequately provided for in the credit mark.

Formations in BMO’s legacy portfolio have been trending lower.

Capital Adequacy P 61

The Tier 1 Capital Ratio on a Basel II basis was 12.6%, up from 12.0% in 2011, and well in excess of regulatory requirements.

The Common Equity Ratio on a Basel II basis strengthened to 10.5%, up 95 basis points from 2011.

Capital ratios were higher due to an increase in common equity and a reduction in risk-weighted assets.

On a pro-forma basis, BMO’s Basel III capital ratios at October 31, 2012, exceeded OSFI’s fully implemented Basel III expectations, with a pro-forma Tier 1 Capital Ratio of 10.5% and pro-forma Common Equity Ratio of 8.7%.

0.61

0.61

0.21

0.56

0.54

0.31

2010 2011 2012

12.1

9.3

9.0

2010 2011 2012

13.5

12.0

12.6

2010 2011 2012

Peer Group Performance

Provision for Credit Losses as a % of Average Net Loans and Acceptances

The Canadian peer group average PCL represented 38 basis points of average net loans and acceptances, down slightly from 40 basis points in 2011.

The North American peer group average PCL represented 50 basis points, down from 68 basis points in 2011, but higher than the average PCL for the Canadian peer group.

Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses

The Canadian peer group average ratio of GIL as a percentage of equity and allowances for credit losses was 7.8% in 2012, up from 7.3% in 2011.

The average ratio for our North American peers improved from a year ago to 10.5%, but continues to be higher than the average for the Canadian peer group.

Capital Adequacy

The Canadian peer group average Tier 1 Capital Ratio on a Basel II basis was 13.0% in 2012, relatively unchanged from 2011.

Credit Rating P 88

Credit ratings for BMO’s senior long-term debt are listed below. There were no changes in credit ratings in 2012 and all four ratings are considered to indicate high-grade, high-quality issues. On October 26, 2012, Moody’s Investors Service placed the senior long-term debt rating of BMO and four of our Canadian peers on review for downgrade. On January 28, 2013, subsequent to BMO’s year end, Moody’s completed its review and lowered the senior long-term debt rating for each of the banks on review by one notch. At that time, Moody’s also lowered the subordinated debt ratings of BMO and all of our Canadian peers.

Moody’s affirmed BMO’s short-term rating.

Credit Rating

Moody’s Canadian peer group median credit rating was lower in 2012 compared with 2011, as the rating for one of our Canadian peers was downgraded two notches. The credit ratings awarded by the three remaining ratings agencies were unchanged, with each rating considered high-grade and high-quality.

S&P downgraded the long-term debt ratings of two of our Canadian peers by one notch on December 14, 2012, and as a result, the Canadian peer group median rating fell from AA– to A+ at that time.

The North American peer group median credit ratings were unchanged from 2011, but remained slightly lower than the median of the Canadian peer group for three of the ratings, as economic conditions remain more difficult in the United States.

BMO Financial Group Canadian peer group median* North American peer group median*

2010 2011 2012 2010 2011 2012 2010 2011 2012

DBRS AA AA AA DBRS AA AA AA DBRS AAL AAL AAL

Fitch AA– AA– AA– Fitch AA– AA– AA– Fitch AA– AA– AA–

Moody’s Aa2 Aa2 Aa2 Moody’s Aa1 Aa1 Aa2 Moody’s Aa3 Aa3 Aa3

S&P A+ A+ A+ S&P AA– AA– AA– S&P A+ A+ A+

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Group. The North American peer group averages are based on the performance of 13 of the largest banks in North America. These include the Canadian peer group, except National Bank of Canada, as well as BB&T Corporation, Bank of New York Mellon, Fifth Third Bancorp, Key Corp., The PNC Financial Services Group Inc., Regions Financial, SunTrust Banks Inc. and U.S. Bancorp.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks. *Data for all years reflects the peer group composition in the most recent year.

BMO reported BMO adjusted

Canadian peer group average North American peer group average

BMO Financial Group 195th Annual Report 2012 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 116, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2012 and 2011. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2012. The MD&A commentary is as of December 4, 2012. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS, unless indicated otherwise.

As of November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Note 30 on page 177 of the financial statements contains reconciliations and descriptions of the effects on BMO’s financial results of the transition from Canadian GAAP to IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. See pages 43 and 44.

Index

25	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to invest in BMO” along with relevant key performance data.
26	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
27	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
28	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.
30	Economic Developments includes commentary on the impact of the economy on our businesses in 2012 and our expectations for the Canadian and U.S. economies in 2013.
Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
31	Total Shareholder Return
32	Adjusting Items
32	Earnings per Share Growth
33	Net Economic Profit Growth
34	Return on Equity
34	Acquisition of Marshall & Ilsley Corporation (M&I) provides an update on the major acquisition completed in 2011.
35	2012 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
Operating Group Review outlines the strategies of our operating groups, how they choose to differentiate their businesses and the challenges they face, along with their strengths and key value drivers. It also includes a summary of their achievements in 2012, their priorities for 2013, the business environment in which they operate and a review of their financial performance for the year.
43	Summary
45	Personal and Commercial Banking
46	Personal and Commercial Banking Canada
49	Personal and Commercial Banking U.S.

52	Private Client Group
55	BMO Capital Markets
58	Corporate Services, including Technology and Operations
Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It outlines proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also includes a review of off-balance sheet arrangements and certain select financial instruments and European balances.
59	Summary Balance Sheet
60	Enterprise-Wide Capital Management
64	Select Financial Instruments
67	Select Geographic Exposures
69	U.S. Regulatory Developments
70	Off-Balance Sheet Arrangements
Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2012 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting.
70	Critical Accounting Estimates
73	Changes in Accounting Policies in 2012
73	Future Changes in Accounting Policies
74	Disclosure Controls and Procedures and Internal Control over Financial Reporting
74	Shareholders’ Auditors’ Services and Fees
75	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.
93	2011 Performance Review, Review of Fourth Quarter 2012 Performance and Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2012.

98	Non-GAAP Measures includes explanations of non-GAAP measures and a reconciliation to their GAAP counterparts for the fiscal year and fourth quarter.

100	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

24	BMO Financial Group 195th Annual Report 2012

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $525 billion and 46,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, an integrated financial services organization based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Objectives

BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 8% to 10%, earn average annual return on equity (adjusted ROE) of between 15% and 18%, generate average annual operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage (defined as the difference between the growth rates of adjusted revenue and adjusted non-interest expense) of 2% or more. In managing our operations, we balance current profitability with the need to invest in our businesses for future growth.

Our Vision To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Medium-Term Financial Objectives

Over the medium term, achieve average annual adjusted EPS growth of 8% to 10%, earn average annual adjusted ROE of between 15% and 18%, generate average annual adjusted operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements.

Reasons to Invest in BMO

•    Operating leverage from our expanded U.S. platform

•    Focused on generating revenue growth by achieving industry-leading customer experience and loyalty

•   Enhancing productivity to drive performance

•   Proven strength in commercial banking across our North American platform

•   Well-diversified business mix with a retail focus

•   Strong capital position

As at or for the periods ended October 31, 2012 (%, except as noted)	1-year	5-year*	10-year*
Compound annual total shareholder return	5.2	4.2	9.1
Compound growth in annual EPS	27.1	8.4	8.7
Compound growth in annual adjusted EPS	17.6	2.0	7.5
Average annual ROE	15.9	13.0	14.8
Average annual adjusted ROE	15.5	15.1	16.5
Compound growth in annual dividends declared per share	0.7	0.8	8.9
Dividend yield at October 31	4.9	5.3	4.4
Price-to-earnings multiple	9.60	12.4	12.9
Market value/book value ratio	1.47	1.53	1.91
Common Equity Ratio (Basel II basis)	10.5	na	na

*	5-year and 10-year growth rates reflect growth based on CGAAP in 2007 and 2002, respectively, and IFRS in 2012.

na – not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 27 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 195th Annual Report 2012	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Strategy in Context

Changes in the economic environment, and their effects on our customers, are ongoing. Our focus on helping our customers succeed and giving them the confidence they are making the right financial choices – Making Money Make Sense – serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.

Our strategy has proven robust despite continued market uncertainty and global regulatory change. We believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the benefits we expect from our expanded North American platform, will continue to generate sustainable growth and help us deliver on our brand promise of bringing clarity to customers’ financial decisions.

Our commitment to our customers and our shareholders is evidenced in our focus on delivering an industry-leading customer experience, managing our revenue and expenses to achieve our productivity goals, and continuing our prudent approach to risk management. We are making good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the sections that follow.

Our Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed innovative new capabilities that provide our customers with guidance and advice, with an emphasis on digital banking and investing, to help bring clarity to their financial decisions:
[o]	BMO InvestorLine launched in Canada adviceDirect, an innovative and personal service that provides investing advice to online investors, a first in Canada.
[o]

Introduced BMO Harris Mobile Banking in the United States, allowing retail and small business customers to use their mobile phones for account transactions, and deposit cheques remotely through image capture using Mobile Deposit. This same service had been available for many years to our M&I customers. Since its introduction in July, and with our converted M&I customers, more than 144,000 users have embraced this service, representing almost 25% of our active online banking customers.

[o]

Introduced innovative new mobile capabilities in Canada, including account alerts to help customers monitor account activity in real time, and Mobile PayPass Tag to allow customers to pay for purchases by tapping their mobile phones.

[o]	Introduced online booking of appointments with our Canadian branch staff. Customers booked more than 14,000 appointments within six months of launch.
[o]

Enhanced our BMO Capital Markets client experience by moving to a more unified coverage model across product areas, deepening expertise within core sectors and continuing to provide top-ranked research.

•	Continued our focus on instilling a customer-first mindset in our people and culture:
[o]	Embedded customer experience as a core element of our learning, recruiting and talent programs.
[o]	Rolled out and enhanced customer loyalty measurement systems across most of our businesses.
•

Recognized externally with awards across our groups, including Best Private Bank in Canada (Global Banking and Finance Review), Best Investment Bank in Canada (World Finance magazine), Best Trade Bank in Canada (Trade Finance magazine), and Excellence in Telephone Banking (Synovate/IPSOS).

2.	Enhance productivity to drive performance and shareholder value.
•	Continued the redesign of our core processes to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs:
[o]	Introduced eStatements, with over one million accounts in Canada and the United States moving to online statements instead of paper, reducing printing and postage costs, while helping the environment.
[o]

Launched lean mortgage redesign to process applications faster, with higher quality, lower cost and improved customer experience; and are rolling out similar lean redesign changes to other core processes, including commercial lending.

[o]	In BMO Capital Markets, launched a new high-performance trading platform that delivers world-class execution (including time to quote) and enhanced risk management.
•	Reviewed our cost structure to find pathways to greater efficiency:
[o]	Adjusted our organizational structure to rationalize management spans and layers, increasing nimbleness and lowering costs.
[o]	Introduced new branch formats offering smaller, more flexible and cost-effective points of distribution across our network.
[o]	Optimized our U.S. branch network, closing 49 branches to minimize overlapping coverage.
[o]	Implemented new office space standards to increase real estate efficiency.
•	Grew our distribution capacity:
[o]

Built sales capacity in our Canadian branch network with a focus on attractive growth locations, opening or upgrading 51 branches and significantly expanding our automated banking machine (ABM) network.

[o]	Rolled out technology to identify and respond to customer needs in real time, delivering tailored sales leads for branches and contact centres.

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Integrated our acquired M&I businesses, and continued to develop consolidated North American capabilities and platforms in priority areas:
[o]	Completed the core U.S. banking systems conversion and integrated all businesses.
[o]	Advanced our agenda to build consolidated north-south platforms to leverage scale and transfer best practices, including our contact centres, payments and commercial businesses.
•	Continued to expand our businesses and capabilities in the United States:
[o]	Launched Premier Services, offering a unique planning-focused wealth management and banking client experience, with strong results to date.
[o]	Opened more than 15,000 savings accounts through Helpful Steps for Parents, which helps parents teach children to manage money responsibly.
[o]

Broadened our commercial capabilities by creating a franchise finance specialty and opening new offices to drive growth in dealership finance, equipment finance, food & consumer, and corporate banking.

26	BMO Financial Group 195th Annual Report 2012

[o]	Enhanced our wealth management and alternative investment research capabilities with the acquisition of CTC Consulting, complementing our award-winning mutual fund and retirement services platforms.
[o]

Filled a number of key roles, including a new Head of U.S. Anti-Money Laundering and a Chief Regulatory Officer responsible for providing leadership on emerging legislative and regulatory developments.

•	Introduced attractive new offers in Canada to establish and strengthen client relationships:
[o]

Promoted our award-winning mortgage product, helping Canadians become mortgage-free faster, pay less interest and protect themselves against rising interest rates. With the success of this product, we’ve seen strong customer acquisition.

[o]

Launched our Open for Business campaign, making up to $10 billion of financing available to Canadian businesses over three years to assist their businesses, helping them improve productivity and expand into new markets.

4.	Expand strategically in select global markets to create future growth.
•	Only Canadian bank and one of only three North American banks with an established subsidiary bank in China.
•

Continued to build our Asian wealth management platform through the acquisition of a 19.9% equity interest in COFCO Trust Co., in a rapidly growing area of the wealth management market, and agreed to acquire a wealth management business in Hong Kong and Singapore.

•	Grew Trade Finance and International Financial Institutions business substantially, supported by shifts in the global credit environment.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Reinforced our risk culture, focusing on risk independence and our three-lines-of-defence approach to managing risk across the enterprise.
•	Executed a formalized risk practice benchmarking program to assess our processes, identify best practices and implement enhancements in high-priority risk areas.
•	Developed and implemented risk appetite and performance metrics at the line of business level and integrated them into our strategic planning process.
•	Launched an effort to upgrade our risk technology infrastructure to provide data and tools that will support enhanced risk management capabilities.
•	Proactively managed our businesses to understand and address the impact of regulatory changes.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of OSFI’s draft implementation guideline of rules and amendments announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios will be adopted by OSFI as proposed by BCBS, unless OSFI has expressly advised otherwise. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this Annual Report, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered into.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments section of this Annual Report.

BMO Financial Group 195th Annual Report 2012	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the preceding Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 75 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position. The sections that follow outline some additional risks and uncertainties.

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings. Given the interconnectedness of global financial markets and the importance of trade flows, deterioration of the still-unresolved European sovereign debt situation could affect the supply and cost of credit and constrain the pace of economic growth in North America.

Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, causing an increased risk of default by these customers and counterparties. As well, expectations in the bond and money markets about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. The current prolonged low interest rate policies have had a negative impact on results and a continuation of such policies would likely continue to pressure earnings. Refer to the Market Risk section on pages 82 to 86 for a more complete discussion of our interest rate risk exposures. As discussed in our Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Changes in Laws, Regulations and Approach to Supervision

Regulations are in place to protect our customers, investors and the public interest. Considerable changes in laws and regulations that relate to the financial services industry have been proposed and enacted, including changes related to capital and liquidity requirements. Changes in laws and regulations, including their interpretation and application, and in approaches to supervision could adversely affect our earnings. For example, such changes could limit the products or services we can provide and the manner in which we provide them and, potentially, lower our ability to compete, while also increasing the costs of compliance. As such, they could have a negative impact on earnings and return on equity. These changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management section that starts on page 60, and enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 69, will have an impact on our results and activities. Liquidity and funding risk is discussed starting on page 86. In addition to the factors outlined here, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

Execution of Strategy

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.

Acquisitions

We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Integration costs may increase as a result of increased regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase our risk-weighted assets, lowering our capital ratios.

28	BMO Financial Group 195th Annual Report 2012

Refer to the Foreign Exchange section on page 36, the Enterprise-Wide Capital Management section on page 60 and the Market Risk section on pages 82 to 86 for a more complete discussion of our foreign exchange risk exposures.

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 140 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that affect large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We face risk of loss due to cyber attack and also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Some of our services (such as online banking) or operations may face the risk of interruption or other security risks due to the nature of the risks related to the use of the internet in these services or operations, which may impact our customers and infrastructure. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Judicial or Regulatory Judgments and Legal and Regulatory Proceedings

We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages, other costs or restrictions that would adversely affect our earnings and reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 28 on page 169 of the financial statements.

Critical Accounting Estimates and Accounting Standards

Since November 1, 2011, we have prepared our financial statements in accordance with International Financial Reporting Standards (IFRS). Periods prior to November 1, 2010, have not been restated. Changes by the International Accounting Standards Board to international financial accounting and reporting standards that govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and the impact of the adoption of IFRS are discussed in Note 1 on page 124 and Note 30 on page 177, respectively, of the financial statements.

The application of IFRS requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 70.

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.

Other Factors

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 27.

We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 195th Annual Report 2012	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments

Economic and Financial Services Developments in 2012

After moderating in 2011, economic growth in Canada slowed further to approximately 2.1% in 2012, with the unemployment rate remaining above 7%. Weak global demand and a strong currency restrained exports, while elevated cumulative levels of consumer debt curbed personal loan growth and spending in 2012. Housing market activity and residential mortgage growth remained firm in the first half of the year, before slowing in response to more restrictive mortgage rules. Business investment stayed strong, with support from robust resource prices and low interest rates, resulting in a pickup in the growth of short-term loans and non-residential mortgages. Personal deposit growth strengthened, in part reflecting nervousness about the European sovereign debt situation and a slowing global economy. In contrast, business deposit growth moderated in response to slower earnings and low interest rates. The Bank of Canada held its overnight rate target at 1% for a second consecutive year, while longer-term rates decreased in response to easing in monetary policies in other countries.

Economic growth in the United States remained modest at approximately 2.2% in 2012. Business investment stayed healthy and residential construction improved on firmer home sales. However, job growth was restrained as a result of unease over the global outlook and domestic fiscal challenges, which undermined consumer spending. While demand for consumer credit improved, tighter lending standards held back residential mortgage growth. The Federal Reserve maintained its near-zero rate policy and restarted its asset-purchase program to reduce longer-term interest rates. In the Midwest, where most of our U.S. operations are located, the economy grew modestly in 2012, with firm business investment, rising automobile production and the shale-oil boom in North Dakota in part offsetting weak government spending and reduced crop production resulting from a severe drought.

Economic and Financial Services Outlook for 2013

Assuming European credit difficulties are contained and U.S. lawmakers agree to defer most of the tax increases and spending cuts that are scheduled to take effect in 2013, the Canadian economy should grow at a modest rate of 2.0% in the coming year. Elevated commodity prices should support growth in Newfoundland & Labrador and the resource-producing provinces in Western Canada. Business investment should remain healthy in these regions, bolstering business loan growth. However, high levels of household debt and tighter credit rules will likely continue to inhibit consumer spending and housing market activity, restraining personal loan and mortgage growth. A strong Canadian dollar is expected to continue to challenge exporters and manufacturers. The modest growth environment should keep the unemployment rate slightly above 7%, encouraging the Bank of Canada to hold interest rates steady until late in the year.

The U.S. economy is projected to grow at a moderate rate of 2.3% in 2013, though activity should strengthen through the year. Low interest rates, improved household finances and pent-up demand should support consumer spending and the recovery in housing markets, encouraging a pickup in personal loan and mortgage growth. Lower vacancy rates for commercial and industrial properties should sustain growth in non-residential construction, while low interest rates are expected to continue to support business investment and loan growth. Tighter fiscal policies, however, will likely restrain the expansion. The U.S. Midwest economy is expected to grow at a moderate rate in 2013, supported by rising automobile production.

30	BMO Financial Group 195th Annual Report 2012

Value Measures

Highlights

•	Total shareholder return (TSR) – Our three-year TSR was 10.8%, higher than the most comparable Canadian indices.
•

Earnings per share (EPS) growth – EPS was $6.15, up $1.31 or 27% from $4.84 in 2011. Adjusted EPS was $6.00, up $0.90 or 18% from $5.10 in 2011. Our three-year compound average annual adjusted EPS growth rate was 14.3%, higher than our current medium-term objective of achieving average annual adjusted EPS growth of 8% to 10%.

•

Net income increased $1,075 million or 35% to $4,189 million in 2012. Adjusted net income increased $817 million or 25% to $4,092 million. There was strong growth in P&C U.S. and in PCG, with a solid increase in BMO Capital Markets and modest growth in

P&C Canada. Corporate Services had adjusted net income in 2012, compared with an adjusted loss in 2011.
•

Return on equity (ROE) was 15.9% and adjusted ROE was 15.5% in 2012, within the range of our current medium-term objective. These returns compare with 15.1% and 16.0%, respectively, in 2011. BMO has achieved an ROE of 13% or better in 22 of the past 23 years, one of only two banks in our North American peer group to have done so.

•

We increased our quarterly dividends declared to $0.72 per common share following the third quarter of 2012. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 1.3% and 9.0%, respectively. We continue to maintain strong capital levels.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Total Shareholder Return

The average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of delivering top-tier shareholder returns. Over the past five years, shareholders have earned an average annual TSR of 4.2% on their investment in BMO common shares, an improvement from the 1.9% average annual return for the five years ended October 31, 2011. The five-year average was suppressed primarily by the low valuations in the difficult equity market conditions of 2008; however, the return on BMO shares was higher than the comparable indices. BMO’s one-year TSR was 5.2%, while the three-year average annual TSR was 10.8% and higher than the comparable Canadian indices.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2008 would have been worth $1,228 at October 31, 2012, assuming reinvestment of dividends, for a total return of 22.8%. We increased our quarterly dividends declared to $0.72 per common share following the third quarter of 2012 from the level of $0.70 per common share paid over the past five years. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 1.3% and 9.0%, respectively.

The average annual total shareholder return (TSR) represents the average annual total return earned on an investment in Bank of Montreal common shares made at the beginning of a fixed period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Total Shareholder Return

For the year ended October 31	2012	2011	2010	2009	2008	Three-year CAGR (1)	Five-year CAGR (1)
Closing market price per common share ($)	59.02	58.89	60.23	50.06	43.02	5.6	(1.3)
Dividends paid ($ per share)	2.80	2.80	2.80	2.80	2.80	–	1.3
Dividends paid (%) (2)	4.8	4.6	5.6	6.5	4.4
Increase (decrease) in share price (%)	0.2	(2.2)	20.3	16.4	(31.7)
Total shareholder return (%)	5.2	2.4	26.4	25.1	(27.9)	10.8	4.2
Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	As a percentage of the closing market price in the prior year.

BMO Financial Group 195th Annual Report 2012	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusting Items

We have designated certain amounts as adjusting items and have adjusted GAAP results so that we can present and discuss financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section on page 98, along with comments on the uses and limitations of such measures.

Items excluded in the determination of adjusted results for 2012 represented net income of $97 million or $0.15 per share (net loss of $161 million or $0.26 per share in 2011) and were comprised of:

•

the $251 million ($107 million in 2011) net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio, including $783 million ($271 million in 2011) for the recognition in net interest income of a portion of the credit mark on the portfolio, net of a $376 million ($98 million in 2011) provision for credit losses (comprised of an increase in the collective allowance of $85 million ($80 million in 2011) and specific provisions of $291 million ($18 million in 2011)) and related income taxes of $156 million ($66 million in 2011). The effects of these credit-related items in respect of the M&I purchased performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the M&I purchased performing loan portfolio;

•

costs of $402 million or $250 million after tax ($131 million or $84 million after tax in 2011) for integration of the acquired business, including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities, including new signage;

•	a charge of $nil ($87 million or $62 million after tax in 2011) for costs related to the acquisition of M&I;
•	a charge to revenue for the hedge of foreign exchange risk on the purchase of M&I of $nil ($20 million or $14 million after tax in 2011);
•	the amortization of acquisition-related intangible assets of $134 million or $96 million after tax ($70 million or $54 million after tax in 2011);
•

a decrease in the collective allowance for credit losses of $82 million or $53 million after tax (increase of $6 million or $4 million after tax in 2011) on loans other than the M&I purchased loan portfolio;

•

income of $264 million or $261 million after tax (loss of $50 million before and after tax in 2011) from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS, and our results primarily reflect valuation changes associated with these activities that have been included in trading revenue; and

•

a restructuring charge of $173 million or $122 million after tax ($nil in 2011) to align our cost structure with the current and future business environment. This action was part of a broader effort to improve productivity that is still underway.

Further details on the effects of adjusting items can be found on page 98.

Adjusting Items (Pre-Tax)

($ millions)	2012	2011	2010
Credit-related items on the M&I purchased performing loan portfolio	407	173	–
M&I integration costs	(402)	(131)	–
M&I acquisition-related costs	–	(87)	–
Hedge of foreign exchange risk on the purchase of M&I	–	(20)	–
Amortization of acquisition-related intangible assets	(134)	(70)	(36)
Decrease (increase) in the collective allowance for credit losses	82	(6)	–
Run-off structured credit activities	264	(50)	–
Restructuring costs	(173)	–	–
Increase (decrease) in pre-tax income due to adjusting items in reported results	44	(191)	(36)

Adjusting Items (After Tax)

($ millions)	2012	2011	2010
Credit-related items on the M&I purchased performing loan portfolio	251	107	–
M&I integration costs	(250)	(84)	–
M&I acquisition-related costs	–	(62)	–
Hedge of foreign exchange risk on the purchase of M&I	–	(14)	–
Amortization of acquisition-related intangible assets	(96)	(54)	(32)
Decrease (increase) in the collective allowance for credit losses	53	(4)	–
Run-off structured credit activities	261	(50)	–
Restructuring costs	(122)	–	–
Increase (decrease) in net income after tax due to adjusting items in reported results	97	(161)	(32)

2010 based on CGAAP.

Caution

The foregoing section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section on page 98.

Earnings per Share Growth

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 166 of the financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.15, up $1.31 or 27% from $4.84 in 2011. Adjusted EPS was $6.00, up $0.90 or 18% from $5.10 in 2011. Our three-year compound average annual adjusted EPS growth rate was 14%, higher than our current medium-term objective of achieving average annual adjusted EPS growth of 8% to 10%. EPS growth in 2011 and 2012 reflected increased earnings, including the impact of the inclusion of 12 months of results of M&I in the current year and four months in 2011, and a significant increase in capital in 2011. Adjusted net income available to common shareholders was 78% higher over the three-year period from the end of 2009, while the average number of diluted common shares outstanding increased 20% over the same period, primarily due to the issuance of common shares on the acquisition of M&I in July 2011.

*	2010 based on CGAAP.

Net income was $4,189 million in 2012, up $1,075 million or 35% from $3,114 million a year ago. Adjusted net income was $4,092 million, up $817 million or 25%.

32	BMO Financial Group 195th Annual Report 2012

There was good revenue growth and a significant decrease in provisions for credit losses in 2012. Incremental revenues exceeded incremental costs, contributing to net income growth. There was a lower effective income tax rate in 2012.

Personal and Commercial Banking (P&C) and Private Client Group (PCG) results in 2012 were up significantly from 2011, while BMO Capital Markets (BMO CM) experienced solid net income growth and Corporate Services results improved considerably as it recorded net income compared to a net loss in 2011.

P&C adjusted net income grew by $207 million or 9.5% from a year ago to $2,375 million. The P&C group comprises our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income increased $11 million or 0.6% to $1,784 million and increased $58 million or 3.4% on an actual loss basis. The effects of growth in balances and fees across most of the business were largely offset by lower net interest margin and increases in expenses. P&C Canada results are discussed in the operating group review on page 46. P&C U.S. adjusted net income grew by $194 million or 50% to $581 million, and by US$187 million or 48% on a U.S. dollar basis. The increase in income was attributable to the US$174 million impact of the acquired M&I business and a US$13 million or 5.5% increase in income from organic operations. P&C U.S. results are discussed in the operating group review on page 49.

PCG adjusted net income increased $60 million or 12% to $546 million. The increase reflected net income growth both in PCG, excluding Insurance, and in Insurance operations. Slightly more than half of the growth was attributable to the incremental impact of M&I. PCG results are discussed in the operating group review on page 52.

BMO CM net income increased $46 million or 5.1% to $948 million. Improved results were driven by reductions in provisions for credit losses and lower income taxes. BMO CM results are discussed in the operating group review on page 55.

Corporate Services adjusted net income was $222 million, compared with a net loss of $281 million in 2011, primarily due to recoveries on the M&I purchased credit impaired loan portfolio and the more favourable impact of provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology. Corporate Services results are discussed in the operating group review on page 58.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Net Economic Profit Growth

Net economic profit (NEP) growth is another of our key value measures. NEP was $1,439 million in 2012, up $498 million or 53% from 2011. Adjusted NEP was $1,246 million, up $198 million or 19%. NEP per share was $2.22 compared with $1.55 in 2011. The improvement in both NEP and adjusted NEP is reflective of higher earnings, including the impact of eight additional months of results of M&I in the current year, net of a higher charge for capital as a result of the increase in average common shareholders’ equity. NEP calculations are set out in the table that follows.

Net Economic Profit and Adjusted Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2012	2011(1)	2010	2009	2008
Net income	4,189	3,114	2,884	1,863	2,052
Non-controlling interest in subsidiaries	74	73	74	76	74
Net income attributable to bank shareholders	4,115	3,041	2,810	1,787	1,978
Preferred dividends	136	146	136	120	73
Net income available to common shareholders	3,979	2,895	2,674	1,667	1,905
After-tax impact of the amortization of acquisition-related intangible assets	96	54	32	35	35
Net income available to common shareholders after adjusting for the amortization of acquisition-related intangible assets	4,075	2,949	2,706	1,702	1,940
Charge for capital*	(2,636)	(2,008)	(1,888)	(1,770)	(1,535)
Net economic profit	1,439	941	818	(68)	405
Add back: after-tax impact of adjusting items, excluding after-tax impact of the amortization of acquisition-related intangible assets	(193)	107	–	474	425
Adjusted net economic profit	1,246	1,048	818	406	830
Net economic profit growth (%)	53	15	+100	(+100)	(33)
Adjusted net economic profit growth (%)	19	28	+100	(51)	(33)
Net economic profit per share ($)	2.22	1.55	1.45	(0.13)	0.80
Adjusted net economic profit per share ($)	1.92	1.73	1.45	0.75	1.64
*Charge for capital
Average common shareholders’ equity	25,106	19,145	17,980	16,865	14,612
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5
Charge for capital	(2,636)	(2,008)	(1,888)	(1,770)	(1,535)

2010 and prior are based on CGAAP.

(1)	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

NEP and adjusted results in this section are non-GAAP measures and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

Return on equity (ROE) is the last of our four key value measures. ROE was 15.9% in 2012 and adjusted ROE was 15.5%, compared with 15.1% and 16.0%, respectively, in 2011. There was an increase of $1,074 million in earnings ($816 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $6.0 billion from 2011, primarily due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital. Adjusted ROE of 15.5% was in line with our medium-term objective of earning average annual adjusted ROE of 15% to 18%. BMO has achieved an ROE of 13% or better in 22 of the past 23 years, one of only two banks in our North American peer group to have done so. Table 3 on page 102 includes ROE statistics for the past 10 years.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I for consideration of $4.1 billion in the form of approximately 67 million common shares issued to M&I shareholders. In addition, immediately prior to the closing of the transaction, a BMO subsidiary purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program (TARP) preferred shares and warrants for cash consideration of US$1.6 billion. In this MD&A, M&I is generally referred to as the “acquired business” and other acquisitions are specifically identified. At acquisition, inclusion of the assets and liabilities of M&I added $29 billion of loans, after adjustment for expected credit losses, and $34 billion of deposits. Assets and liabilities acquired are outlined in more detail in Note 12 on page 148 of the financial statements. Note 4 to the financial statements discusses the accounting treatment of purchased loans. The acquisition doubled our U.S. branch count and added more than one million customers.

In 2012, the acquired business contributed $647 million to reported net income and $730 million to adjusted net income, up from $105 million and $180 million, respectively, in 2011. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets. More detail on the impact of the acquired business on results is provided in the Impact of Business Acquisitions section on page 35.

We now expect annual cost savings from the integration of the acquired business and BMO of at least US$400 million, up from the previous estimate of US$300 million a year ago. More than two-thirds of the synergies were achieved by the end of the year. Some synergy savings have funded or will be available to fund other investments in the business. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a greater ability to compete in the market. Integration costs are included in non-interest expense in Corporate Services and are expected to total approximately US$650 million by the end of 2013. We have recorded $402 million of such expenses in 2012 and a total of $533 million to date. These include amounts related to system conversions, severance and other employee-related charges, as well as other integration expenses, such as consulting fees and marketing costs in connection with customer communications and rebranding activities.

During the fourth quarter of 2012, we completed the integration of the operating systems of Harris Bank and M&I, increasing operating efficiency and giving customers access to a much larger network of branches and ABMs.

In 2012, we achieved a number of notable milestones related to our acquisition of M&I. We have created a formidable competitor by combining the best products, people and processes from the predecessor organizations.

✓	Income contribution has exceeded our original business case and the transaction has been accretive to EPS throughout 2012.
✓	The management team has been fully integrated and provides experienced leadership that knows how to compete and excel in all of our markets.
✓

The major systems conversion was completed during the fourth quarter of 2012, integrating M&I’s operations into BMO’s systems and processes and building scalable solutions that will accommodate future growth, while also upgrading U.S. online, branch, core banking and mobile banking platforms.

✓

In conjunction with the systems conversion, we unveiled new signage at a number of the branches, and our complete network of more than 600 branches and approximately 1,300 ABMs now display BMO Harris Bank signage.

✓	Credit risk is performing better than expected and the portfolios targeted for reduction have been reduced ahead of schedule.
✓	Cost synergy realization is progressing well. We anticipate cost synergies of at least US$400 million, compared with our estimate of US$300 million a year ago.
✓	We have strong traction in growing core Commercial and Industrial loans, which is a target area for continued growth.
✓	Our capital position is strong. BMO’s pro-forma Basel III common equity ratio, which was 8.6% prior to closing in July 2011, and 6.6% post-closing, is now a strong 8.7% at the end of 2012.

Caution

This Acquisition of Marshall & Ilsley Corporation (M&I) section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

34	BMO Financial Group 195th Annual Report 2012

2012 Financial Performance Review

This section provides a review of our enterprise financial performance for 2012 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 119. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2011 appears on page 94. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 98.

Highlights

•

Revenue increased $2,187 million or 16% in 2012 to $16.1 billion. Adjusted revenue increased $1,325 million or 9.7% to $15.1 billion. This high rate of revenue growth was due in part to the M&I acquisition but also continues to demonstrate the benefit of our diversified business mix and successful execution against our strategic priorities, in an environment that has been challenging at times.

•

Revenue growth in P&C Canada was primarily attributable to volume growth across most of the business, largely offset by a reduction in net interest margin. P&C U.S. revenue growth reflected the results of our acquired M&I business, as well as increases in both gains on the sale of newly originated mortgages and commercial lending fees. There was revenue growth in Private Client Group, excluding Insurance, due to acquisitions and growth across most businesses, as well as in Insurance operations. BMO Capital Markets revenues decreased slightly, reflecting a more challenging market environment for our Investment Banking businesses. Corporate Services adjusted revenues were essentially unchanged from 2011.

•

Provisions for credit losses totalled $765 million in the current year, down from $1,212 million in 2011. Adjusted provisions for credit losses totalled $471 million, down from $1,108 million in 2011. The improvement was in large part due to recoveries on the M&I purchased credit impaired loan portfolio.

•

Adjusted non-interest expense increased due to continued investment in our people and in technology, as well as the impact of our acquired businesses, reduced in part by the efficiencies we achieved across our businesses.

•

The effective income tax rate was 18.3%, compared with 22.0% in 2011. The adjusted effective income tax rate(1) was 19.5%, compared with a rate of 21.7% in 2011. The lower adjusted effective rate in 2012 was mainly attributable to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines significant acquisitions by operating group and their impact on BMO’s adjusted revenues, adjusted expense and adjusted net income for 2012 and 2011 to assist in analyzing changes in results. The effect on adjusted net income includes the impact of adjusted provisions for credit losses and income taxes, which are not disclosed separately in the table. Adjusting items are excluded from amounts reflected in the table and are discussed in the Adjusting Items section on page 32.

For 2012, on an adjusted basis, the significant business acquisitions contributed $1,830 million of revenue, $1,277 million of expense and $726 million of net income. On a reported basis, they contributed $2,613 million of revenue, $1,784 million of expense and $640 million of net income.

Impact of Significant Business Acquisitions on Adjusted Operating Results ($ millions)

Business acquired	Adjusted
	Revenue	Expense	Net income
Personal and Commercial Banking U.S. (1)
M&I
Effects on results for: 2012	1,498	830	318
Effects on results for: 2011	552	275	142
Private Client Group
M&I
Effects on results for: 2012	344	264	50
Effects on results for: 2011	115	92	14
Lloyd George Management Acquired April 2011
Effects on results for: 2012	29	40	(4)
Effects on results for: 2011	21	24	(2)
BMO Capital Markets
M&I
Effects on results for: 2012	30	19	6
Effects on results for: 2011	7	9	1
BMO Financial Group
Effects on results for: 2012 (2)	1,830	1,277	726
Effects on results for: 2011 (2)	661	405	178
For Reference Only
M&I
Acquired July 2011
Effects on results for: 2012 (2)	1,801	1,237	730
Effects on results for: 2011 (2)	640	381	180
(1)	Certain assets and liabilities of AMCORE Bank N.A. were acquired in April 2010. The inclusion of results related to this acquisition increased adjusted revenue, adjusted expense and adjusted net income by $22 million, $9 million and $5 million, respectively, in 2011 relative to 2010. In 2012, these assets and liabilities were fully integrated into BMO’s businesses and therefore their impact on BMO’s financial results can no longer be separately identified.
(2)	The effects of the M&I acquisition on results of BMO Financial Group as shown above include the adjusted results of Corporate Services, which are not separately disclosed above.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The Canadian/U.S. dollar exchange rate at October 31, 2012, was relatively unchanged from a year ago. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2012, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2012 than in 2011. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2012 were increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2012, 2011 and 2010 and the impact of changes in the average rates. At October 31, 2012, the Canadian dollar traded at $0.999 per U.S. dollar. It traded at $0.997 per U.S. dollar at October 31, 2011.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with results in 2012, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $18 million.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

($ millions, except as noted)	2012 vs. 2011	2011 vs. 2010
Canadian/U.S. dollar exchange rate (average)
2012	1.003
2011	0.985	0.985
2010		1.043

Effects on reported results
Increased (reduced) net interest income	70	(133)
Increased (reduced) non-interest revenue	30	(74)
Increased (reduced) revenues	100	(207)
Reduced (increased) expenses	(63)	143
Reduced (increased) provisions for credit losses	(4)	28
Reduced (increased) income taxes	(7)	4
Increased (reduced) reported net income	26	(32)

Effects on adjusted results
Increased (reduced) net interest income	56	(126)
Increased (reduced) non-interest revenue	30	(75)
Increased (reduced) revenues	86	(201)
Reduced (increased) expenses	(56)	125
Reduced provisions for credit losses	3	23
Reduced (increased) income taxes	(7)	8
Increased (reduced) adjusted net income	26	(45)

Revenue

Revenue increased $2,187 million or 16% in 2012 to $16,130 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis. Adjusted revenue excludes the portion of the credit mark recorded in net interest income on the M&I purchased performing loan portfolio in 2012 and 2011, income or losses from run-off structured credit activities for 2012 and 2011 and the hedge of foreign exchange risk on the M&I purchase in 2011, all of which are recorded in Corporate Services, as discussed in the Adjusting Items section on page 98.

Adjusted revenue increased $1,325 million or 9.7%. The inclusion of eight additional months of results of the acquired business in 2012 increased adjusted revenue by $1,161 million or 8.4% in 2012 relative to the prior year. The stronger U.S. dollar added $51 million or 0.4 percentage points to adjusted revenue growth, on a basis that excludes the impact of the acquired business. Excluding these two items, revenue increased $113 million or 0.8%, primarily due to growth in P&C U.S. and PCG.

BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2012 totalled $266 million, up from $220 million in 2011.

P&C Canada revenue increased $20 million or 0.3%, as the effects of growth in balances and fees across most of the business were largely offset by lower net interest margin. P&C U.S. revenue increased US$995 million or 50%, with US$939 million due to the inclusion of eight additional months of revenues from the acquired M&I business relative to a year ago. The remaining increase was primarily due to growth in both gains on the sale of newly originated mortgages and commercial lending fees. Private Client Group revenue increased $314 million or 12%, of which $237 million was attributable to the incremental effect of M&I and the recognition of six additional months of LGM results in 2012. Revenue in Private Client Group, excluding Insurance, increased 12%, as a result of acquisitions, earnings from a strategic investment and growth in revenues across most businesses. Assets under management and administration improved by $40 billion to $465 billion, due to market appreciation and new client assets. Insurance revenue increased 9.4%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand. BMO Capital

Revenue and Adjusted Revenue ($ millions)

For the year ended October 31	2012	2011*	2010	2009	2008
Net interest income	8,808	7,474	6,235	5,570	5,072
Year-over-year growth (%)	17.8	19.9	11.9	9.8	5.0
Non-interest revenue	7,322	6,469	6,004	5,494	5,133
Year-over-year growth (%)	13.2	7.7	9.3	7.0	13.6
Total reported revenue	16,130	13,943	12,239	11,064	10,205
Year-over-year growth (%)	15.7	13.9	10.6	8.4	9.2

Adjusted net interest income	8,029	7,248	6,235	5,570	5,072
Year-over-year growth (%)	10.8	16.2	11.9	9.8	5.0
Adjusted non-interest revenue	7,038	6,494	6,004	6,015	5,521
Year-over-year growth (%)	8.4	8.2	(0.2)	8.9	1.0
Total adjusted revenue	15,067	13,742	12,239	11,585	10,593
Year-over-year growth (%)	9.7	12.3	5.7	9.4	2.9

2010 and prior are based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is reversed in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

36	BMO Financial Group 195th Annual Report 2012

Markets revenue decreased $34 million or 1.0% to $3,265 million in a challenging market environment for some areas in our Investment Banking business. The reduction in that business was mitigated by a significant increase in trading revenues. Corporate Services adjusted revenues were essentially unchanged from 2011.

For the fifth consecutive year, there was solid growth in both net interest income and non-interest revenue on a reported basis, with both rising at double-digit rates in 2012.

Net Interest Income

Net interest income for the year was $8,808 million, an increase of $1,334 million or 18% from 2011. Adjusted net interest income was $8,029 million, up $781 million or 11% from 2011, of which $731 million was due to the inclusion of eight additional months results of M&I compared to 2011. Adjusted net interest income excludes the portion of the credit mark recorded in net interest income on the acquired M&I loan portfolio and the cost of hedging the exposure to changes in foreign exchange rates on the M&I purchase in 2011.

Amounts in the rest of this Net Interest Income section are stated on an adjusted basis.

The impact of the stronger U.S. dollar increased net interest income by $33 million, excluding any amounts related to M&I. BMO’s average earning assets increased $56.0 billion in 2012, of which $22.2 billion was attributable to the inclusion of eight additional months of M&I’s results. The stronger U.S. dollar increased average assets by $3.5 billion. Asset levels increased in each of the operating groups, with particularly strong growth in P&C U.S. BMO’s overall net interest margin was down 5 basis points in 2012. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.

P&C Canada net interest income was down slightly from a year ago. The effects of higher loan balances across most products were largely offset by the impact of lower net interest margin. Net interest margin decreased 15 basis points from the prior year, primarily due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth as well as competitive pressures.

In P&C U.S., net interest income grew significantly, increasing $809 million (US$781 million or 48%), primarily due to the inclusion of eight additional months of M&I results. Net interest margin decreased 9 basis points due to deposit spread compression in a low rate environment as well as a decline in loan spreads due to competitive pressures, partially offset by the positive effects of deposit growth exceeding loan growth and the acquired business.

Private Client Group net interest income increased $100 million or 22%. Results for the group reflected the inclusion of the acquired businesses for a full year and growth in revenues from spread-based products. The group’s net interest margin increased 11 basis points due to an increase in earnings from a strategic investment.

BMO Capital Markets net interest income decreased $33 million or 2.7%. The group’s average earning assets increased due to additions to our holdings of securities purchased under resale agreements in response to increased customer demand and to an increase in deposits held at the Federal Reserve. Net interest margin decreased 11 basis points due to reduced market spreads.

Corporate Services adjusted net interest income was lower, due in part to interest received on the settlement of certain tax matters in 2011.

Table 9 on page 106 and Table 10 on page 107 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2012	2011	$	%	2012	2011	$	%	2012	2011	Change
P&C Canada	4,342	4,362	(20)	–	156,282	148,867	7,415	5	278	293	(15)
P&C U.S.	2,433	1,624	809	50	55,857	36,471	19,386	53	436	445	(9)
Personal and Commercial Banking (P&C)	6,775	5,986	789	13	212,139	185,338	26,801	14	319	323	(4)
Private Client Group (PCG)	555	455	100	22	17,825	15,191	2,634	17	311	300	11
BMO Capital Markets (BMO CM)	1,180	1,213	(33)	(3)	193,889	167,593	26,296	16	61	72	(11)
Corporate Services, including Technology and Operations	(481)	(406)	(75)	(19)	36,352	36,073	279	1	nm	nm	nm
Total BMO adjusted	8,029	7,248	781	11	460,205	404,195	56,010	14	174	179	(5)
Adjusting items impacting net interest income	(779)	(226)	(553)	(+100)	–	–	–	–	nm	nm	nm
Total BMO reported	8,808	7,474	1,334	18	460,205	404,195	56,010	14	191	185	6

  nm – not meaningful

BMO Financial Group 195th Annual Report 2012	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue ($ millions)

				Change from 2011

For the year ended October 31	2012	2011	2010	$	%
Securities commissions and fees	1,146	1,215	1,077	(69)	(6)
Deposit and payment service charges	929	834	802	95	11
Trading revenues	1,025	549	504	476	87
Lending fees	641	593	572	48	8
Card fees	708	689	233	19	3
Investment management and custodial fees	725	496	355	229	46
Mutual fund revenues	647	633	550	14	2
Securitization revenues	–	–	678	–	–
Underwriting and advisory fees	442	512	445	(70)	(14)
Securities gains, other than trading	152	189	150	(37)	(20)
Foreign exchange, other than trading	153	130	93	23	18
Insurance income	335	283	321	52	18
Other	419	346	224	73	21
Total	7,322	6,469	6,004	853	13
Total adjusted	7,038	6,494	6,004	544	8

2010 based on CGAAP.

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $7,322 million in 2012, an increase of $853 million or 13% from 2011. Adjusted non-interest revenue excludes the income or losses from run-off structured credit activities, which are included in trading revenues. Adjusted non-interest revenue was $7,038 million, up $544 million or 8.4%. The acquired M&I business contributed $430 million to the increase in adjusted non-interest revenue, primarily in investment management and custodial fees in Private Client Group, along with deposit and payment service charges and card fees in P&C U.S. Revenues were higher in each of the groups except BMO Capital Markets, with particularly significant growth in P&C U.S. and Private Client Group. The stronger U.S. dollar increased non-interest revenue by $18 million, excluding any amounts related to M&I.

Securities commissions and fees decreased $69 million or 5.7%. These revenues consist largely of brokerage commissions and fees within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. The decrease was due to lower levels of activity in the marketplace affecting BMO Capital Markets, as well as lower brokerage revenues in Private Client Group.

Deposit and payment service charges increased $95 million or 11%, due to the incremental impact of the M&I acquisition, as well as organic growth in P&C Canada.

Trading revenues increased significantly and are discussed in the Trading-Related Revenues section that follows.

Lending fees increased $48 million or 8.1%, primarily due to the impact of the acquired business. The balance of the increase was mainly due to organic growth in P&C U.S. and P&C Canada.

Card fees increased $19 million or 2.8%, due to the impact of M&I.

Investment management and custodial fees increased $229 million or 46%, with 78% of the increase due to the impact of M&I and the balance due primarily to growth in the private banking business.

Mutual fund revenues increased $14 million or 2.2% from 2011, a low growth rate relative to the past two years, due to weaker equity markets.

Securitization revenues are no longer reflected in results under IFRS for the years 2012 and 2011, since securitization vehicles are consolidated and earnings from securitized assets are reflected in net interest income, non-interest revenue and provisions for credit losses.

Underwriting and advisory fees decreased $70 million or 14% from 2011, due to more challenging market conditions.

Securities gains decreased $37 million or 20% from 2011. Lower investment gains across all operating groups, particularly in BMO Capital Markets and P&C Canada, more than offset an increase in gains in Corporate Services.

Income from foreign exchange, other than trading, increased $23 million or 18% year over year.

Insurance income increased $52 million or 18%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, Insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand.

Other revenue includes various sundry amounts and increased $73 million or 21%, due to the incremental effect of M&I. Table 7 on page 104 provides further details on revenue and revenue growth.

38	BMO Financial Group 195th Annual Report 2012

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the intent of earning trading profits.

Interest and non-interest trading-related revenues increased $508 million or 70% from $722 million in 2011 to $1,230 million in 2012. Revenues from run-off structured credit activities totalled $284 million in 2012 compared to a loss of $25 million in 2011 and are included in other trading revenues in the adjacent table. These revenues are included with adjusting items. Adjusted trading-related revenues were $950 million in 2012, up $178 million or 24% from 2011. Clients were more active in 2012, demonstrating greater comfort with more subdued market conditions. Interest rate trading-related revenues increased $61 million or 16%. Foreign exchange trading-related revenues were modestly lower than in 2011 and were consistent over the course of 2012. Equities trading-related revenues increased $91 million or 28% from 2011, and were relatively consistent over the first nine months of 2012 but became significantly higher in the fourth quarter of the year as the improved market environment led to more activity in many of our businesses. Commodities trading-related revenues increased $26 million as a result of client hedging activity and were reasonably consistent over the course of 2012. Other trading-related revenues increased $393 million from 2011 on a reported basis, of which $309 million was attributable to an increase in revenues from our run-off structured credit activities. There was a modest trading loss in 2012 in other trading revenues on an adjusted basis.

The Market Risk section on page 82 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

($ millions) (taxable equivalent basis)				Change from 2011

For the year ended October 31	2012	2011	2010	$	%
Interest rates	449	388	562	61	16
Foreign exchange	269	288	247	(19)	(7)
Equities	413	322	314	91	28
Commodities	66	40	52	26	65
Other (2)	267	(126)	9	393	+100
Total (teb)	1,464	912	1,184	552	61
Teb offset	234	190	324	44	23
Total	1,230	722	860	508	70
Reported as:
Net interest income	439	363	680	76	21
Non-interest revenue – trading revenues	1,025	549	504	476	87
Total (teb)	1,464	912	1,184	552	61
Teb offset	234	190	324	44	23
Total	1,230	722	860	508	70
Adjusted net interest income net of teb offset	209	199	356	10	5
Adjusted non-interest revenue – trading revenues	741	573	504	168	29
Adjusted total	950	772	860	178	24

2010 based on CGAAP.

(1)	Trading revenues are presented on a taxable equivalent basis.
(2)	Includes revenues from run-off structured credit activities of $284 million ($25 million loss in 2011; $nil in 2010), which are adjusting items included in Corporate Services results, and hedging exposures in BMO’s structural balance sheet.

Adjusted results in this Revenue section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses and Other Credit Quality Information

The provision for credit losses (PCL) was $765 million in the current year, down from $1,212 million in 2011. Adjusted PCL, which excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance (previously referred to as the general allowance), was $471 million in 2012, after adjusting for a $291 million specific provision related to the M&I purchased performing loan portfolio, an $85 million increase in the collective allowance for the M&I purchased performing loan portfolio and an $82 million reduction in the collective allowance for other loans. The reduction related to our other loan portfolio reflects an improving trend in the credit quality and the economic environment, particularly for our U.S. portfolio. Included in adjusted PCL in 2012 was a recovery of $509 million related to the M&I purchased credit impaired loan portfolio, compared with $nil in 2011. Adjusted PCL in 2011 was $1,108 million, after adjusting for an $18 million specific provision related to the M&I purchased performing loan portfolio, a $59 million increase in the collective allowance for the M&I purchased performing loan portfolio and a $27 million increase in the collective allowance for other loans.

Adjusted PCL in 2012 represents 21 basis points of average net loans and acceptances, down from 54 basis points in 2011, reflecting recoveries on the M&I purchased credit impaired loans and an improved credit environment. PCL as a percentage of average net loans and acceptances also decreased, to 0.31% in 2012 from 0.56% in 2011. This ratio, excluding amounts related to the purchased loan portfolios, fell to 0.43% in 2012 from 0.55% in 2011.

Starting in 2012, PCL for the current fiscal year and comparative 2011 fiscal year is reported on an IFRS basis and, as such, includes provisions resulting from the recognition of securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans, which results in a corresponding increase in provisions. Results for years prior to 2011 have not been restated and continue to be reported under Canadian GAAP in effect at the time.

We record PCL in BMO’s consolidated accounts based on actual credit losses. We employ an expected loss methodology for segmented and management reporting purposes, whereby expected credit losses are charged to the client operating groups quarterly, based on the composition of their portfolio. The expected loss methodology used in our operating and geographic segments applies a through-the-cycle view of loss rates to the distribution of risks in the overall portfolio rather than the actual losses related to defaulted loans that occurred in the year. This methodology is used for management reporting purposes as it incorporates the cost of expected losses into the credit decision. The difference between provisions charged to the operating groups on an expected loss basis and actual PCL charged at the consolidated entity level is charged (or credited) to Corporate Services. In times of economic downturns, for any operating group, the provision for credit losses on an actual loss basis may be higher than the provision for credit losses on an expected loss basis, and the opposite may occur during strong economic times.

On an operating segment basis, most of our provisions relate to Personal and Commercial Banking. In P&C Canada, actual losses decreased by $48 million to $593 million in 2012. P&C U.S. actual provision for credit losses on a reported basis was $278 million in 2012 versus $356 million in 2011, due to recoveries in the M&I purchased credit impaired loan portfolio. In P&C U.S., actual losses on an adjusted basis were $15 million, down $321 million from fiscal 2011, driven primarily by recoveries in the M&I purchased credit impaired loan portfolio and lower provisions in the commercial portfolio. BMO Capital Markets had no actual losses in the year, an improvement of $26 million from fiscal 2011 as a result of better credit quality primarily related to increased recoveries of previously written-off amounts. PCG actual losses on a reported basis were $31 million in 2012, an increase of $23 million over the prior year, the majority of which was due to the inclusion of the M&I purchased performing loan portfolio. On an expected loss basis, P&C Canada’s losses remained relatively stable year

Provision for Credit Losses (PCL) ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	2007
New specific provisions	1,860	1,495	1,419	1,765	1,242	460
Reversals of previous allowances	(252)	(128)	(187)	(77)	(58)	(66)
Recoveries of prior write-offs	(846)	(241)	(183)	(145)	(114)	(91)
Specific PCL	762	1,126	1,049	1,543	1,070	303
Increase in collective allowance	3	86	–	60	260	50
Reported PCL	765	1,212	1,049	1,603	1,330	353
Adjusted PCL (1)	471	1,108	1,049	1,543	1,070	303
PCL as a % of average net loans and acceptances	0.31	0.56	0.61	0.88	0.76	0.21
PCL as a % of average net loans and acceptances excluding purchased portfolios (2)	0.43	0.55	0.61	0.88	0.76	0.21
Adjusted PCL as a % of average net loans and acceptances (1)	0.21	0.54	0.61	0.85	0.61	0.18

2010 and prior are based on CGAAP.

(1)  Adjusted PCL excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance. Please see the Non-GAAP Measures section on page 98.

(2)  Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (Refer to the How BMO Reports Operating Results section on page 44).

PCL by Operating Group ($ millions)

For the year ended October 31	2012		2011		2010
Provision for credit losses	Actual losses	Expected losses	Actual losses	Expected losses	Actual losses	Expected losses
P&C Canada	593	567	641	547	509	502
P&C U.S. (1)	251	336	336	201	465	124
Purchased credit impaired loans	(236)	–	–	–	–	–
Personal and Commercial Banking	608	903	977	748	974	626
PCG	19	14	8	10	13	7
BMO Capital Markets	–	97	26	119	62	264
Corporate Services
Purchased credit impaired loans	(273)	–	–	–	–	–
Interest on impaired loans	98	–	69	–	–	–
Impaired real estate loan portfolio	19	–	28	–	–	–
Adjusted PCL	471	1,014	1,108	877	1,049	897
P&C U.S.
Purchased performing loans	263	–	20	–	–	–
PCG
Purchased performing loans	12	–		–	–	–
Corporate Services
Collective provision	3	–	86	–	–	–
Purchased performing loans	16	–	(2)	–	–	–
Adjustment to actual losses (2)	–	(249)	–	335	–	152
Reported PCL	765	765	1,212	1,212	1,049	1,049

2010 based on CGAAP.

(1)	Includes expected losses, but not actual losses, related to the M&I purchased performing loans. Actual losses are outlined below adjusted PCL.
(2)	Credit losses are charged to operating groups on an expected loss basis. The difference between provisions charged to the operating groups on an expected loss basis and the actual provision for credit losses is charged to Corporate Services. See page 59 for discussion of Corporate Services provision for credit losses.

over year. Expected losses in P&C U.S. were up $135 million from 2011, to $336 million, due to the inclusion of the M&I purchased performing loan portfolio.

On a geographic basis, the majority of our provisions on an actual loss basis relate to our Canadian portfolio. Specific PCL on an actual loss basis in Canada and other countries (excluding the United States) was $611 million, compared with $662 million in 2011. Specific PCL in the United States was $151 million, down from $464 million in 2011, primarily due to recoveries on the purchased credit impaired loans. On an adjusted basis, specific PCLs on an actual loss basis in the United States for the comparable periods were a recovery of $140 million and a charge of $446 million, respectively, as a result of the recoveries on the M&I purchased credit impaired loans. Note 4 on page 131 of the financial statements provides further PCL information on a geographic basis.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

40	BMO Financial Group 195th Annual Report 2012

A significant factor influencing both PCL and write-offs is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the Changes in Gross Impaired Loans and Acceptances table. Impaired loan formations remain above the low levels of 2007 but are trending downwards in BMO’s legacy portfolio (which excludes the M&I purchased performing loan portfolio). Total impaired formations in BMO’s legacy loan portfolio decreased from $1,888 million to $1,680 million in 2012. Impaired loan formations related to the M&I purchased performing loan portfolio were $1,421 million in 2012, up from $104 million. At acquisition, we recognized the likelihood of impairment in the purchased performing loan portfolio and losses on these loans that have now been identified as impaired were adequately provided for in the credit mark established at the time of acquisition. On a geographic basis, the United States accounted for the majority of impaired loan formations, comprising 70.3% of total formations in 2012, compared with 49.9% in 2011, with the increase related to the M&I purchased performing loan portfolio. The commercial real estate sector accounted for the largest portion of formations in the United States, consistent with the prior year.

Gross impaired loans, which exclude purchased credit impaired loans, increased from $2,685 million in 2011 to $2,976 million in 2012. This includes $1,014 million of gross impaired loans related to purchased performing portfolios, of which $136 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans. Factors contributing to the change in impaired loans are outlined in the adjacent table. In 2012, sales of gross impaired loans totalled $197 million, compared with $119 million in fiscal 2011.

The collective allowance is assessed on a quarterly basis and is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans. The collective allowance increased by $8 million from 2011 to $1,460 million and includes $120 million related to the M&I purchased performing loan portfolio.

The collective allowance remains adequate and at the end of the fiscal year, represented 0.85% of credit risk-weighted assets compared with 0.81% at the end of fiscal 2011. The total allowance for credit losses decreased $77 million in 2012 to $1,706 million and remains adequate. In addition, BMO also maintains a $230 million allowance included in other liabilities related to undrawn commitments and letters of credit that are considered other credit instruments.

BMO’s loan book continues to be well diversified by segment and geographic area, and is comprised primarily of the more stable consumer and commercial portfolios. The Canadian and U.S. portfolios represented 73.4% and 24.8% of total loans, respectively, compared with 71.6% and 26.5% in 2011. The consumer loan portfolio represented 59.4% of the total portfolio, down slightly from 59.7% in 2011, with approximately 88% of the portfolio secured in Canada and 97% in the United States. Corporate and commercial loans represented 40.6% of the total portfolio, up slightly from 40.3% in 2011. We continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. real estate.

Credit risk management is discussed further on page 80. Note 6 on page 134 of the financial statements and Tables 11 to 19 on pages 108 to 111 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses. Pages 67 and 68 and Tables 20 to 22 on pages 112 and 113 provide detail on BMO’s European exposures.

Changes in Gross Impaired Loans (GIL) and Acceptances (1) ($ millions, except as noted)
For the year ended October 31	2012	2011	2010	2009	2008	2007
GIL, beginning of year	2,685	2,894	3,297	2,387	720	666
Additions to impaired loans and acceptances	3,101	1,992	2,330	2,690	2,506	588
Reductions in impaired loans and acceptances (2)	(1,631)	(1,285)	(1,750)	(288)	131	(143)
Write-offs	(1,179)	(916)	(983)	(1,492)	(970)	(391)
GIL, end of year	2,976	2,685	2,894	3,297	2,387	720
GIL as a % of gross loans and acceptances	1.16	1.12	1.62	1.94	1.26	0.44
GIL as a % of gross loans and acceptances excluding purchased portfolios (3)	0.85	1.18	1.63	1.94	1.26	0.44

2010 and prior are based on CGAAP.

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and the effects of consumer loan write-offs which have not been recognized in formations.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (Refer to the How BMO Reports Operating Results section on page 44).

Caution

This Provision for Credit Losses and Other Credit Quality Information section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense

Non-interest expense increased $1,497 million or 17% to $10,238 million in 2012. Adjusted non-interest expense increased $1,060 million or 13% to $9,513 million. Adjusted non-interest expense excludes costs of the M&I integration in 2012 and 2011; restructuring costs in 2012 to align our cost structure with the current and future business environment; M&I acquisition-related costs in 2011; and amortization of acquisition-related intangible assets for all years. The factors contributing to the cost increases are set out in the Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense table.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis.

As explained on page 35, the inclusion of eight additional months of results of the acquired business in 2012 increased adjusted expense by $856 million or 10%. The stronger U.S. dollar increased costs in 2012 by $34 million or 0.4%, on a basis that excludes the impact of the acquired business. Excluding these two items, expenses increased $170 million or 2.0%, primarily due to continued investment in our businesses, including technology development initiatives.

The dollar and percentage changes in expense by category are outlined in the Adjusted Non-Interest Expense and Non-Interest Expense table. Table 8 on page 105 provides more detail on expenses and expense growth.

Employee compensation, which includes salaries, performance-based compensation, benefits and severance, increased $547 million or 11% from 2011, of which $466 million was attributable to the inclusion of eight additional months of results of M&I. The remaining increase of $81 million reflected continued investment in our businesses and the impact of the stronger U.S. dollar.

Premises and equipment costs increased $206 million or 13%, with $161 million related to the inclusion of eight additional months of M&I results and the balance related to technology development initiatives and the impact of the stronger U.S. dollar.

Other expenses rose $263 million or 14%, primarily due to the inclusion of eight additional months of M&I results, which contributed $223 million to the increase.

BMO’s efficiency ratio deteriorated by 80 basis points to 63.5% in 2012. The adjusted efficiency ratio increased by 160 basis points to 63.1%.

P&C Canada is BMO’s largest operating segment, and its efficiency ratio of 51.5% deteriorated by 60 basis points from 2011, primarily due to an increase in initiative spending and the effects of lower net interest margin on revenues, partially offset by the effects of our focus on productivity.

The efficiency ratio in P&C U.S. of 60.2% was essentially unchanged year over year.

The efficiency ratio in Private Client Group increased by 30 basis points to 75.5%, as top-line revenue growth was offset by an increase in spending on strategic priorities.

BMO Capital Markets efficiency ratio of 59.8% deteriorated by 240 basis points primarily due to increases in employee-related costs and technology investments.

Operating leverage was negative 1.4% and adjusted operating leverage was negative 2.8%. One of our medium-term financial objectives is to generate average annual adjusted operating leverage of 2.0% or more, increasing the rate of adjusted revenue growth by an average of at least two percentage points more than the rate of adjusted non-interest expense growth. We aim to improve efficiency and generate operating leverage by driving revenues through a strong customer focus and by managing costs through effective expense management and achieving synergies on the M&I integration.

Examples of initiatives to enhance productivity are outlined in the 2012 Review of Operating Groups Performance, which starts on page 43.

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense. See page 99.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2012	2011	2010
Significant businesses acquired	10.3	5.8	1.2
Canadian/U.S. dollar translation effect, excluding acquisitions	0.4	(1.5)	(2.8)
Other	1.8	7.2	6.7
Total adjusted non-interest expense growth	12.5	11.5	4.9
Impact of adjusting items	4.6	3.2	(1.7)
Total non-interest expense growth	17.1	14.7	3.2

2010 based on CGAAP.

Adjusted Non-Interest Expense and Non-Interest Expense

($ millions, except as noted)

				Change from 2011
For the year ended October 31	2012	2011*	2010	$	%
Performance-based compensation	1,641	1,581	1,455	60	4
Other employee compensation	3,725	3,238	2,909	487	15
Total employee compensation	5,366	4,819	4,364	547	11
Premises and equipment	1,760	1,554	1,343	206	13
Other	2,182	1,919	1,709	263	14
Amortization of intangible assets	205	161	167	44	27
Total adjusted non-interest expense	9,513	8,453	7,583	1,060	13
Adjusting items	725	288	36	437	+100
Total non-interest expense	10,238	8,741	7,619	1,497	17
Adjusted non-interest expense growth (%)	12.5	11.5	5.0	na	na
Non-interest expense growth (%)	17.1	14.7	3.2	na	na

2010 based on CGAAP.

na – not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2012	2011	2010
Efficiency Ratio
P&C Canada	51.7	51.0	50.8
P&C U.S.	63.3	62.5	67.9
PCG	76.5	75.7	74.4
BMO Capital Markets	59.8	57.4	55.7
Total BMO	63.5	62.7	62.2
Selected Adjusted Efficiency Ratio
P&C U.S.	60.2	60.0	66.2
PCG	75.5	75.2	74.2
Total BMO	63.1	61.5	62.0

2010 based on CGAAP.

Caution

This Non-Interest Expense section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

42	BMO Financial Group 195th Annual Report 2012

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 164 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $938 million in 2012, compared with $876 million in 2011. The reported effective tax rate in 2012 was 18.3%, compared with 22.0% in 2011. The adjusted provision for income taxes(1) in 2012 was $991 million, compared with $906 million in 2011. The adjusted effective tax rate in 2012 was 19.5%, compared with 21.7% in 2011. The lower adjusted effective rate was mainly attributable to a reduction of 1.6 percentage points in the statutory Canadian income tax rate in 2012 and higher recoveries of prior years’ income taxes.

BMO partially hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S.

dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $13 million for the year, compared with an income tax expense of $26 million in 2011. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 122 of the financial statements for further details.

Table 8 on page 105 details the $1,521 million of total net government levies and income tax expense incurred by BMO in 2012. The increase from $1,396 million in 2011 was primarily due to higher income tax expense, as well as higher payroll levies.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Details of our investments in joint ventures and associates are disclosed in Note 27 on page 169 of the financial statements. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a subsidy on annual credit card fees.

Stock options and deferred share units granted to directors, and preferred rate loan agreements for executives relating to transfers we initiate, are discussed in Note 27 on page 168 of the financial statements.

2012 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 45 to 51)

Net income was $2,301 million in 2012, an increase of $176 million or 8.2% from 2011. Adjusted net income was $2,375 million, an increase of $207 million or 9.5%. Personal and Commercial Banking is comprised of two operating segments: Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.).

Private Client Group (PCG) (pages 52 to 54)

Net income was $525 million in 2012, an increase of $49 million or 10% from 2011. Adjusted net income was $546 million, an increase of $60 million or 12%.

BMO Capital Markets (BMO CM) (pages 55 to 57)

Net income was $948 million in 2012, an increase of $46 million or 5.1% from 2011. Adjusted net income was $949 million, an increase of $47 million or 5.2%.

Corporate Services, including Technology and Operations (page 58)

Net income was $415 million in 2012, compared with a net loss of $389 million in 2011. Adjusted net income was $222 million, an improvement of $503 million from 2011.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 167 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

BMO Financial Group 195th Annual Report 2012	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.0	58.4	59.5	18.0	18.5	18.4	20.2	23.7	26.8	4.8	(0.6)	(4.7)	100	100	100
Expenses	49.8	50.1	51.7	21.7	22.4	22.0	19.1	21.7	24.0	9.4	5.8	2.3	100	100	100
Net income	54.9	68.2	65.3	12.5	15.3	14.9	22.6	29.0	28.3	10.0	(12.5)	(8.5)	100	100	100
Adjusted net income	58.0	66.2	65.4	13.3	14.8	15.0	23.2	27.5	28.0	5.4	(8.6)	(8.4)	100	100	100
Average assets	41.1	41.3	44.5	3.7	3.7	3.6	46.2	46.0	50.5	9.0	9.0	1.4	100	100	100
Total Revenue
Canada	6,105	6,044	5,775	1,979	2,005	1,814	2,034	2,083	2,026	117	(30)	(412)	10,235	10,102	9,203
United States	3,084	2,096	1,503	698	423	267	1,030	1,012	1,036	577	17	(167)	5,389	3,548	2,639
Other countries	–	–	–	222	157	175	201	204	216	83	(68)	6	506	293	397
	9,189	8,140	7,278	2,899	2,585	2,256	3,265	3,299	3,278	777	(81)	(573)	16,130	13,943	12,239
Total Expenses
Canada	3,111	3,060	2,947	1,608	1,581	1,411	975	965	931	400	231	179	6,094	5,837	5,468
United States	1,986	1,320	992	554	344	241	830	786	756	539	249	(14)	3,909	2,699	1,975
Other countries	–	–	–	55	31	27	148	144	138	32	30	11	235	205	176
	5,097	4,380	3,939	2,217	1,956	1,679	1,953	1,895	1,825	971	510	176	10,238	8,741	7,619
Net Income
Canada	1,799	1,758	1,648	268	302	275	813	795	678	38	(66)	(12)	2,918	2,789	2,589
United States	502	367	234	89	47	14	93	55	71	306	(222)	(241)	990	247	78
Other countries	–	–	–	168	127	142	42	52	67	71	(101)	8	281	78	217
	2,301	2,125	1,882	525	476	431	948	902	816	415	(389)	(245)	4,189	3,114	2,884
Adjusted Net Income
Canada	1,802	1,761	1,652	270	306	278	813	795	678	(3)	(72)	(11)	2,882	2,790	2,597
United States	573	407	255	105	52	16	94	55	71	266	(176)	(241)	1,038	338	101
Other countries	–	–	–	171	128	143	42	52	67	(41)	(33)	8	172	147	218
	2,375	2,168	1,907	546	486	437	949	902	816	222	(281)	(244)	4,092	3,275	2,916
Average Assets
Canada	161,384	153,079	144,836	15,924	14,159	11,444	139,333	118,961	107,915	16,241	16,590	(7,426)	332,882	302,789	256,769
United States	62,218	40,896	32,361	3,678	2,773	2,346	94,691	80,280	66,733	30,214	21,675	13,185	190,801	145,624	114,625
Other countries	–	–	–	702	519	503	17,538	16,925	26,554	2,341	4,077	23	20,581	21,521	27,080
	223,602	193,975	177,197	20,304	17,451	14,293	251,562	216,166	201,202	48,796	42,342	5,782	544,264	469,934	398,474
2010 and prior are based on CGAAP.

How BMO Reports Operating Group Results

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected credit losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The operating group results are presented on an expected credit loss basis, but we also disclose provisions for credit losses by operating group on an actual loss basis, which are detailed on page 40.

BMO analyzes revenue at the consolidated level based on revenues as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many of our peers, we also continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Effective in the first quarter of 2012, PCG and P&C Canada entered into an agreement that changes the way they report the financial results related to retail mutual fund sales. Prior periods have been restated.

During 2011, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses were restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction were also included in Corporate Services, and had a carrying value of US$1,012 million at the end of 2012.

M&I’s activities are primarily reflected in our P&C U.S., PCG and Corporate Services segments, with a small amount included in BMO Capital Markets. Corporate Services results reflect certain items in respect of the acquired M&I loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired M&I portfolio. Integration and restructuring costs are also included in Corporate Services. We have determined expected losses in P&C U.S. and PCG for the acquired M&I loan portfolio on the same basis as expected losses are determined for other loans in P&C U.S. and PCG.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

44	BMO Financial Group 195th Annual Report 2012

Personal and Commercial Banking (Canadian $ in millions, except as noted)

As at or for the year ended October 31	P&C Canada					P&C U.S.					P&C
				Change from 2011					Change from 2011					Change from 2011
	2012	2011*	2010	$	%	2012	2011*	2010	$	%	2012	2011*	2010	$	%
Net interest income (teb)	4,342	4,362	4,164	(20)	–	2,433	1,624	1,104	809	50	6,775	5,986	5,268	789	13
Non-interest revenue	1,846	1,806	1,699	40	2	568	348	311	220	63	2,414	2,154	2,010	260	12
Total revenue (teb)	6,188	6,168	5,863	20	–	3,001	1,972	1,415	1,029	52	9,189	8,140	7,278	1,049	13
Provision for credit losses	567	547	502	20	4	336	201	124	135	67	903	748	626	155	21
Non-interest expense	3,196	3,148	2,979	48	2	1,901	1,232	960	669	54	5,097	4,380	3,939	717	16
Income before income taxes	2,425	2,473	2,382	(48)	(2)	764	539	331	225	42	3,189	3,012	2,713	177	6
Provision for income taxes (teb)	641	700	716	(59)	(8)	247	187	115	60	32	888	887	831	1	–
Reported net income	1,784	1,773	1,666	11	1	517	352	216	165	47	2,301	2,125	1,882	176	8
Adjusted net income	1,794	1,781	1,672	13	1	581	387	235	194	50	2,375	2,168	1,907	207	9
Net economic profit											971	1,172	1,180	(201)	(17)
Adjusted return on equity (%)											18.2	24.0	28.9		(5.8)
Return on equity (%)											17.6	23.5	28.5		(5.9)
Adjusted operating leverage (teb) (%)	(1.2)	(0.3)	5.4		nm	(0.5)	13.0	(6.9)		nm	(2.6)	1.3	2.8		nm
Operating leverage (teb) (%)	(1.3)	(0.4)	5.4		nm	(2.1)	11.0	(6.0)		nm	(3.5)	0.6	3.0		nm
Adjusted efficiency ratio (teb) (%)	51.5	50.9	50.7		0.6	60.2	60.0	66.2		0.2	54.3	53.1	53.7		1.2
Efficiency ratio (teb) (%)	51.7	51.0	50.8		0.7	63.3	62.5	67.9		0.8	55.5	53.8	54.1		1.7
Net interest margin on earning assets (teb) (%)	2.78	2.93	2.95		0.15	4.36	4.45	3.75		(0.09)	3.19	3.23	3.09		(0.04)
Average common equity											12,611	8,692	6,405	3,919	45
Average earning assets	156,282	148,867	141,063	7,415	5	55,857	36,471	29,442	19,386	53	212,139	185,338	170,505	26,801	14
Average loans and acceptances	159,534	151,363	143,044	8,171	5	50,711	32,892	25,737	17,819	54	210,245	184,255	168,781	25,990	14
Average deposits	107,075	102,580	98,968	4,495	4	59,147	36,425	26,178	22,722	62	166,222	139,005	125,146	27,217	20
Assets under administration	15,521	22,421	22,740	(6,900)	(31)	59,318	56,401	58,596	2,917	5	74,839	78,822	81,336	(3,983)	(5)
Assets under management	–	–	–	–	–	–	–	805	–	nm	–	–	805	–	nm
Full-time equivalent employees	16,340	16,861	16,302	(521)	(3)	7,560	7,564	4,370	(4)	–	23,900	24,425	20,672	(525)	(2)
2010 based on CGAAP. * Leverage measures for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011. nm – not meaningful P&C U.S. Selected Financial Data (US$ millions)
									Change from 2011
As at or for the year ended October 31						2012	2011	2010	$	%
Total revenue (teb)						2,991	1,996	1,357	995	50
Non-interest expense						1,895	1,248	921	647	52
Reported net income						516	356	207	160	45
Adjusted net income						579	392	226	187	48
Average earning assets						55,682	36,918	28,232	18,764	51
Average loans and acceptances						50,549	33,286	24,679	17,263	52
Average deposits						58,964	36,866	25,112	22,098	60
2010 based on CGAAP.

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking Canada

We offer a broad range of products and services to more than seven million customers in two customer segments – personal banking and commercial banking. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, on the telephone, online and mobile, and automated banking machines (ABMs), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists.

“We continue to guide our customers to make the right decisions with their money and we continue to invest in building our capabilities to provide exceptional service across all of our channels. As a result, our customers have rewarded us with top-tier customer loyalty scores in both personal and commercial banking.”

Frank Techar

President and Chief Executive Officer

Personal and Commercial Banking Canada

Strengths and Value Drivers

•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.
•	Largest MasterCard issuer in Canada as measured by transaction volumes, and one of the top commercial card issuers in North America.
•	Highly experienced team of specialists in mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores.
•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.
•	Large, loyal customer base and strong brand presence.

Challenges

•	Headwinds to revenue growth, coming from slow economic growth and low interest rates.
•	Increasing demand on resources to meet regulatory, compliance, information security and fraud management requirements.
•	Increased competition for skilled resources.

Our Lines of Business

Personal Banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. We serve approximately 20% of Canadian households.

Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad suite of commercial products and financial advisory services.

Our Strategy

We aim to succeed in the Canadian market by delivering a customer experience differentiated on guidance across all channels and by leveraging our highly productive distribution network.

Our Path to Differentiation

•	Customer-centric, high-performance culture.
•	Brand-aligned, innovative offers.
•	Market-leading direct channels.
•	Lean, automated core processes.
•	Data-driven customer insight and segmentation.
•	Strong risk management discipline.

Key Performance Metrics and Drivers	2012	2011*	2010
Net income growth (%)	0.6	6.4	16.5
Revenue growth (%)	0.3	5.2	10.8
Expense growth (%)	1.6	5.6	5.4
Efficiency ratio (%)	51.7	51.0	50.8
Personal Banking revenue ($ millions)	3,857	3,829	3,693
Personal loan growth (%) (1)	5.5	5.7	4.8
Personal deposit growth (%)	3.9	0.7	0.7
Commercial Banking revenue ($ millions)	2,331	2,339	2,170
Commercial loan growth (%) (1)	5.1	6.3	4.1
Commercial deposit growth (%)	5.3	9.9	8.4
Employee engagement index (%) (2)	74	78	75

2010 based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.
(1)	Includes current loans, acceptances and securitized loans.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This Personal and Commercial Banking Canada section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

46	BMO Financial Group 195th Annual Report 2012

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

2012 Group Objectives and Achievements

Continue to enhance the customer experience and create a differentiated position in the Canadian market.

•	Our focus on improving the quality and consistency of the customer experience is driving improvements in our customer loyalty scores.
•

Employees are aligned behind one vision and one brand promise, both centred on providing our customers with great experiences. In 2012, 98% of employees participating in the annual employee survey indicated that they believe customer loyalty is critical to our success and that they understand what they need to do to support our vision of being the bank that defines great customer experience.

Launch attractive and compelling new offers that drive results.

•

Continued to offer our award-winning mortgage product, which helps customers become mortgage-free faster, pay less interest and protect themselves against rising interest rates. With the success of this product, we have built a foundation for new and expanded long-term relationships.

•

Rolled out our Open for Business campaign, which will make up to $10 billion of financing available to Canadian businesses over three years to help their businesses, including improving productivity and expanding into new markets.

•

BMO was the only Canadian bank to receive the prestigious Model Bank Award from the Celent research group in 2012, in recognition of our Online Banking for Business platform. This annual award program recognizes banks from around the world for excellence in banking technology.

Improve productivity of our sales and distribution network.

•	Strengthened our branch network, opening or upgrading 51 branches.
•

Launched 11 branches in an innovative new format that encourages great conversations with our customers. Enhancements include right-sizing, improved design and the installation of technologies that drive productivity.

•	Expanded our ABM network, adding more than 350 machines.
•

Sales by our Personal Banking sales force grew by 11%, largely due to an increase in the number of appointments and improvements in the quality of conversations with customers resulting from an enhanced understanding of their needs.

•	Efficiency ratio softened, reflecting the combination of lower margins and continued investment in the business.

Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

•	Over 630,000 customers now use BMO Mobile Banking, which allows them to use their mobile phones to make account balance inquiries, transfers between accounts and pay bills.
•

Launched more innovations in online and mobile banking. BMO was the first major financial institution in Canada to offer online booking of appointments with our branch staff. Within six months of the launch, more than 14,000 appointments were booked using this new capability.

•

Moved over 950,000 accounts onto eStatements, thereby reducing the print and postage costs associated with providing paper statements and tangibly demonstrating our commitment to environmental stewardship in our communities.

•

Successfully completed a pilot program to improve our mortgage application and approval processes. The pilot achieved significant reductions in processing time and fewer deals requiring re-work, improving productivity and the customer experience.

2013 Group Objectives

•	Enhance the customer experience to create a differentiated position in the Canadian market.
•	Grow share of wallet with our Personal Banking customers.
•	Target regional opportunities in Commercial Banking to grow our market share in lending and deposits.
•	Implement core process redesign and new technologies to improve productivity and the customer experience.

BMO Financial Group 195th Annual Report 2012	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Business Environment and Outlook

Canada’s economy has not been immune to the headwinds that have been affecting the global economy. Employment growth in 2012 was moderate and exports have struggled in the face of modest U.S. demand and the strong Canadian dollar. The residential real estate market began showing signs of cooling in the summer with housing sales losing momentum, although the level of construction activity remains elevated. We anticipate the Canadian economy will grow by approximately 2% in 2012 and 2013.

In Canadian personal banking, the pace of credit accumulation by households has slowed. Growth in demand for consumer credit has fallen sharply, and growth in the mortgage market is expected to moderate in response to more restrictive mortgage rules. Overall, demand for personal credit is projected to grow modestly in 2013. In commercial banking, growth in demand for business credit remains solid, supported by rising investment in equipment and a healthy commercial real estate sector.

Looking ahead, the global economic outlook remains uncertain with risks ranging from slowing growth in China to fears about the U.S. fiscal situation and European debt concerns. Given the tepid global economic climate and the expectation that U.S. interest rates will not rise before 2015, interest rates in Canada are likely to remain low for an extended period. Core deposits have strengthened, reflecting a growing aversion to risk. As economic and financial market conditions improve, demand for credit is projected to outpace core deposit growth and the demand for wholesale funding is likely to rise during 2013 and 2014, which will continue to put pressure on net interest margin. After falling sharply during the economic downturn, the growth in demand for short-term business credit has rebounded briskly to a pace that is above its longer-term average. The growth in demand for short-term business credit is projected to remain strong in 2013 before easing slightly in 2014.

P&C Canada Financial Results

P&C Canada net income was $1,784 million, up $11 million or 0.6% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. Net income increased $58 million or 3.4% on a basis that adjusts reported results to reflect provisions on an actual loss basis.

Revenue increased $20 million or 0.3% to $6,188 million, as the effects of growth in balances and fees across most of the business were largely offset by lower net interest margin. Net interest margin was 2.78%, down 15 basis points from the prior year, primarily due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth as well as competitive pressures.

In our personal banking business, revenue increased $28 million or 0.7%. The increase was due to the effects of growth in balances and fees across most of the business, partially offset by lower net interest margin.

In our commercial banking business, revenue decreased $8 million or 0.3% as the effects of growth in balances across most of the business were more than offset by lower net interest margin.

Non-interest expense was $3,196 million, up $48 million or 1.6%, primarily due to investment in the business, including our distribution network, net of strong expense management. Our efficiency ratio deteriorated by 70 basis points to 51.7%. Improving productivity and the customer experience is an objective for P&C Canada in 2013. In this regard, a number of initiatives are underway such as eStatements, mobile banking enhancements and online booking of appointments, as well as the redesign of processes such as the successful pilot of new mortgage application and approval practices.

Note: The P&C Canada summary income statement appears on page 45.

48	BMO Financial Group 195th Annual Report 2012

Personal and Commercial Banking U.S.

We are helping make money make sense to more than two million customers. Our retail and small and mid-sized business banking customers are served through our 630 branches, contact centre, online and mobile banking platforms and more than 1,370 ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Strengthened by the acquisition of M&I in July 2011, we are committed to helping our customers succeed. We are passionate about building on our strong market position by developing new and deeper customer relationships.

“Our goal is to be the undisputed leader in the U.S. Midwest – and we will achieve this by making Commercial Banking the leader in our market and driving Personal Banking profitability through targeted segment strategies, such as Premier Services. We have a tremendous opportunity to grow everywhere we compete, helping our customers succeed by providing a superior combination of sector expertise and local knowledge.”

Mark Furlong

President and Chief Executive Officer

Personal and Commercial Banking U.S. and BMO Harris Bank, N.A.

Strengths and Value Drivers

•	A rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to the community and to helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	An enviable platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	A large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.
•	Ability to leverage the capabilities and scale of BMO Financial Group, benefiting from our strong working relationships with Private Client Group and BMO Capital Markets.

Challenges

•	The U.S. economic outlook remains uncertain, with expectations for another year of relatively slow improvement and a modest increase in overall loan demand.
•	Marketplace remains dynamic and highly contested as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share.
•	Regulatory oversight is growing increasingly complex, with new regulations and compliance requirements.

Our Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management. Segments of focus include corporate finance, diversified industries, financial institutions, food and consumer, auto dealership finance, equipment finance, healthcare, agriculture and commercial real estate.

Our Strategies

•	Establish a position as a leader in commercial banking in the U.S. Midwest through a unique combination of local access, sector and product expertise and excellent treasury management service.
•

Deliver a great customer experience and improve retail banking profitability in a challenging environment by focusing on key segments and products, while continuing to increase overall sales and improve channel capabilities and productivity.

•	Enhance the confidence of our Premier Services customers by helping them plan for their future with simplified and personalized assistance delivered by our knowledgeable bankers.

Our Path to Differentiation

•	A customer-focused culture based on understanding our customers and helping them achieve their financial goals.
•	A one-team approach that brings the entire organization’s capabilities to our customers.
•	Effective sales management and leadership teams that drive our sales and service employees to excel.
•	A disciplined, transparent and well-aligned performance management system that supports our business objectives, motivates employees and rewards top performers.
•	Products and services that are consistent with our brand promise of removing complexity from financial matters.

Key Performance Metrics and Drivers (1)	2012	2011*	2010
Adjusted net income growth (%)	48.1	73.4	(23.7)
Revenue growth (%)	49.9	47.2	(0.3)
Adjusted operating leverage (%)	(0.4)	13.8	(7.5)
Average loan growth (%) (2)	52.0	34.7	(14.2)
Average deposit growth (%)	59.9	46.8	(1.1)
Personal Banking revenue growth (%)	47.2	31.7	(11.7)
Commercial Banking revenue growth (%)	52.9	80.6	21.1
Employee engagement index (%) (3)	74	72	71

2010 based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.
(1)	All metrics based on U.S. dollars
(2)	Based on current loans and acceptances.
(3)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Successfully integrate our acquired M&I businesses.

•	Completed the core banking conversion, which included modifications to the systems used by our bankers and tellers and alignment of all deposit and lending products.
•	Introduced the BMO Harris Bank brand across our U.S. footprint, with new signage and merchandising at our more than 600 locations and a powerful new advertising campaign.
•

Worked to fully inform all of our customers about any changes that were relevant to them through ongoing proactive communication, including personalized letters and extensive outreach and personal calls by our bankers.

•	Enhanced our telephone banking system, BMO Harris Bank By Phone, which provides access to contact centre bankers 24 hours a day, seven days a week.

Maintain strong customer loyalty.

•	Achieved a number-two ranking from Greenwich Associates in market penetration, overall customer satisfaction and Net Promoter Score among our peer U.S. commercial banks.
•	Opened more than 15,000 savings accounts for minors following the launch of Helpful Steps for Parents, a program that helps parents teach their children to manage money responsibly.
•

To build on BMO Harris Bank’s reputation for providing valuable advice, continued to partner with the Tribune Media Group in our financial education initiative, which leverages the expertise of dozens of our employees to provide guidance to the public on a wide range of financial topics.

•	Launched our social media platform on Facebook, Twitter and LinkedIn, enabling us to conveniently deliver more great service, helpful guidance and smart advice.

Improve financial performance by growing revenue, effectively managing costs and continuing to optimize our distribution network.

•	Revenue increased US$995 million or 50%. Organic revenue increased US$56 million or 3.9%.
•

Adjusted expenses increased US$603 million or 50%, primarily due to the acquisition of M&I. Organic adjusted expenses were essentially unchanged, excluding regulatory and other support costs and litigation accruals.

•	To reduce overlapping coverage and increase the efficiency of our network, we closed 49 branches.
•

BMO Harris Mobile Banking was launched, allowing retail customers to check their account balances, track their transaction history, move money between their accounts and deposit cheques – all from their mobile phones.

Deploy our unique commercial operating model, which drives growth by delivering local access and industry expertise to our clients across a broad geographic footprint.

•	Commercial Banking revenue grew 53% from 2011. Organic revenue grew 14%.
•

Solid Commercial and Industrial loan growth. The last quarter of 2012 was our fourth consecutive period of quarter-over-quarter growth. Year-over-year growth was 15%, and deposits remained at high levels.

•

Broadened our commercial capabilities by creating a franchise finance specialty and opening new offices to drive growth in dealership finance, equipment finance, food & consumer, and corporate banking.

•	Launched the Thought Leadership Initiative, which provides valuable insights and information from industry and financial experts to our customers and prospective customers.
•

Partnered with The Wall Street Journal to create “Boss Talk,” a weekly editorial segment where global business leaders discuss their points of view on business and industry challenges and opportunities.

2013 Group Objectives

•	Maintain strong customer loyalty.
•	Improve financial performance by growing revenue and effectively managing costs.
•	Continue to improve and build product and channel capabilities to better meet our customers’ needs.
•	Deploy our unique commercial operating model, which drives growth by delivering local access and industry expertise to our clients across a broad geographic area.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

50	BMO Financial Group 195th Annual Report 2012

U.S. Business Environment and Outlook

P&C U.S. has a significant footprint in eight states, primarily focused in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). As revenue growth remains constrained, competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands to meet consumer expectations. The U.S. Midwest region remains highly contested because of growth opportunities presented by fragmentation in the market.

The U.S. Midwest economy grew in 2012, in line with the modest national trend of approximately 2%. Growth was supported by an increase in automobile production and healthy business investment, but was restrained by restrictive fiscal policies, lower crop production due to a severe drought, modest consumer spending and weak global demand. Business loan growth may improve in 2013 with better credit availability, assuming risks associated with the European debt situation and U.S. fiscal issues subside. Growth in non-residential construction will likely maintain momentum in response to falling vacancy rates for commercial and industrial properties and solid investor demand for multi-family rental units. Consumer loan growth returned in 2012, reflecting firmer demand for motor vehicles, and growth should continue to improve moderately in 2013 as households replace older vehicles with more fuel-efficient models and the housing market recovery stimulates sales of appliances and furnishings. Residential mortgage growth should also improve as the housing market recovery strengthens in response to increasing affordability and pent-up demand.

In 2013, we plan to continue to build the leading commercial bank in the U.S. Midwest by leveraging our superior combination of sector expertise, local access and mid-market focus, and to significantly improve retail banking profitability through targeted segment strategies and our continuing efforts to achieve gains in productivity. We have a clear growth strategy that puts the customer at the centre of everything we do, and it is sharply focused on further strengthening our financial performance.

P&C U.S. Financial Results

Amounts in this section are expressed in U.S. dollars. P&C U.S. net income in 2012 was $516 million, an increase of $160 million or 45% from $356 million a year ago. Adjusted net income, which excludes the amortization of acquisition-related assets, was $579 million, up $187 million or 48% from a year ago, primarily due to the acquired business.

Revenue of $2,991 million increased $995 million or 50% from a year ago, of which $939 million was attributable to the acquired business. The remaining increase of $56 million or 3.9% on an organic basis was primarily due to growth in both gains on the sale of newly originated mortgages and commercial lending fees.

Net interest margin decreased by 9 basis points due to deposit spread compression in a low rate environment as well as a decline in loan spreads due to competitive pressures, partially offset by the positive effects of deposit growth exceeding loan growth and the acquired business.

Non-interest expense of $1,895 million increased $647 million or 52%. Adjusted non-interest expense of $1,801 million was $603 million or 50% higher, with $552 million of the increase due to the impact of the acquired business. The remaining increase of $51 million was largely attributable to increases in regulatory and other support costs and litigation accruals.

Average current loans and acceptances increased $17.3 billion year over year to $50.5 billion, primarily as a result of the acquired business and strong organic commercial loan growth.

Average deposits increased $22.1 billion year over year to $59.0 billion, primarily as a result of the acquired business and organic growth in our commercial business.

Note: The P&C U.S. summary income statement appears on page 45.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Private Client Group

Private Client Group (PCG), BMO’s group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe.

“Gaining a deeper understanding of our clients’ needs, to help them fulfill their future goals, is one of our top priorities. Having a full breadth of innovative and high-value products and solutions is one of the ways we are helping satisfy the complete financial needs of our retail, high net worth and institutional clients.”

Gilles Ouellette

President and Chief Executive Officer

Private Client Group

Strengths and Value Drivers

•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	A team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth management markets.
•	Access to BMO’s broad client base and distribution network in Canada and the United States.
•	A culture of innovation focused on achieving competitive advantage.

Challenges

•	Low interest rate environment that constrains revenue growth.
•	Evolving client needs based on changing demographics and rapidly advancing technology.
•	Increasing regulatory complexity, requiring proactive engagement and oversight.
•	Erosion of consumer confidence in market performance.
•	Competition for top talent.

Our Strategies

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future. Our priorities include:

•	Building client loyalty through a deeper understanding of their needs.
•	Focusing on productivity to control costs while growing revenue.
•	Increasing penetration of financial planning across BMO.
•	Improving awareness and use of appropriate BMO products for our clients.
•	Investing for the future in targeted high-growth areas.

Our Path to Differentiation

•	Deliver a personalized and unique financial planning experience to our clients.
•	Attract, develop and retain superior talent.
•	Continue to build a culture of innovation.

Key Performance Metrics and Drivers	2012	2011*	2010
Adjusted net income growth (%)	12.1	11.2	20.3
Revenue growth (%)	12.1	14.6	12.1
Adjusted operating leverage (%)	(0.5)	(1.6)	5.1
Average loans and acceptances growth (%)	16.4	19.3	4.2
Average deposit growth (%)	14.1	11.5	12.8
Assets under management and administration growth (%) (1)	9.4	61.9	12.7
Employee engagement index (%) (2)	76	77	75

2010 based on CGAAP.

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

Our Lines of Business

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services, leveraging strong financial planning capabilities, a broad range of internal and external relationships and high-quality products.

BMO InvestorLine, our online investing business in Canada, offers clients a range of tools to help self-directed investors plan, research and manage investing decisions their own way. BMO InvestorLine recently launched in Canada adviceDirect, the first service in Canada that provides investing advice to online investors.

BMO’s private banking businesses operate in Canada and the United States and plan to expand into Hong Kong and Singapore. Offering a comprehensive range of financial services and solutions, we deliver a planning and advice-based value proposition to high net worth and ultra-high net worth clients and, under the BMO Harris Financial Advisors brand, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, trust, custody, securities lending and retirement planning services to institutional, retail and high net worth investors around the world. Our BMO Mutual Funds and BMO Exchange Traded Funds businesses offer our clients innovative investment solutions across a range of channels.

BMO Insurance operates in Canada and internationally. In Canada, it manufactures life insurance, health insurance and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance (life, disability, job loss) in connection with BMO’s retail and commercial loans, mortgage and credit card products and travel insurance. Internationally, BMO Insurance provides reinsurance solutions.

Caution

This Private Client Group section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

52	BMO Financial Group 195th Annual Report 2012

2012 Group Objectives and Achievements

Continue to execute against our focused strategy, centred on the client experience.

•	Conducted extensive interviews with clients to better understand their needs and align them with the most appropriate service offering.
•	BMO InvestorLine launched in Canada adviceDirect, an innovative and personal service that provides investing advice to online investors, a first in Canada.
•

Our family of BMO exchange traded funds (ETFs) provides our clients with lower-cost diversified investment products and had the highest Net Promoter Score among all fund families in Canada for 2011 and 2012.

•

Launched a new financial planning website and a set of interactive tools, including financial outlook calculators for clients when they are considering retirement, major purchases and educational savings, to engage them and motivate them to develop a goals-based financial plan.

•	Redesigned bmoinsurance.com to provide a better online experience for our direct insurance clients.

Successfully integrate and expand our U.S. wealth management businesses.

•	Successfully integrated M&I’s wealth management businesses into our U.S. private banking and asset management businesses.
•	BMO Global Asset Management U.S. now includes award-winning BMO Funds and BMO Retirement Services, and is now organized under a single operational model with a one-firm-to-market approach.
•	Continued to expand our wealth management capabilities with the acquisition of CTC Consulting, a Portland-based investment consulting firm with strong capabilities in alternative investment research.
•	Rebranded our U.S. businesses, which now operate as: BMO Private Bank, BMO Harris Financial Advisors and BMO Global Asset Management U.S.

Collaborate across BMO’s businesses to deliver high-quality financial products and services that meet the evolving needs of our clients.

•	Worked in partnership with P&C U.S. to launch Premier Services, which offers a unique planning-focused client experience.
•	Our Canadian private banking business collaborated with our Commercial Banking group in Canada to develop and launch a program that targets both new and established physician clients.
•	Rolled out a simplified financial planning tool for financial service managers in P&C Canada.

2013 Group Objectives

•	Continue to build client loyalty.
•	Improve productivity while maintaining an exceptional client experience.
•	Continue to improve our clients’ awareness and when appropriate for our clients, their adoption of BMO products through all of our distribution channels.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Private Client Group Business Environment and Outlook

Economic growth in Canada slowed in 2012 and equity markets struggled to make headway, as fears of a global economic slowdown weighed on resource company stocks. Although economic growth in the United States was also modest, its stock markets recorded double-digit gains, led by a sharp rebound in share values in the financial sector. Reductions in long-term interest rates had a negative impact on our insurance results as lower rates resulted in an increase in policyholder liabilities.

Assuming that the current European debt and U.S. fiscal challenges remain reasonably contained, the Canadian economy is expected to grow modestly in 2013, held back by a strong Canadian dollar, more restrictive fiscal policies and a moderation in housing market activity due to tighter mortgage rules. The U.S. economy is also expected to expand modestly in the first half of 2013, as higher taxes and cuts in federal government spending take effect, before strengthening in the second half of the year as household finances improve. Monetary authorities are expected to maintain low interest rates in 2013, though the Bank of Canada could raise rates slightly late in the year. Canada’s

10-year bond yield is expected to stay near current record low levels of below 2% until next summer then rise modestly in the latter part of 2013. The low interest rate environment will continue to put pressure on our net interest income and Insurance revenues. Client asset levels are dependent on the health of equity markets and would be expected to increase when markets improve.

We continue to expect that the market for the North American wealth management industry will continue to grow over the longer term, supported by changing demographics, particularly in the retirement, mass affluent and high net worth sectors. With the successful integration of the M&I wealth management businesses, we have increased the scale and scope of our U.S. operations. Our recent acquisition of CTC Consulting enhances our advisory capabilities and investment offering to ultra-high net worth clients. We also now have an ownership interest in COFCO Trust Co., which provides us with an effective vehicle to expand our offering to high net worth and institutional clients in China through a local partner.

Private Client Group Financial Results

Private Client Group net income was $525 million, up $49 million or 10% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $546 million, up $60 million or 12% from a year ago. Adjusted net income in PCG, excluding Insurance, was $388 million, up $33 million or 9.3%. Adjusted net income in Insurance was $158 million, up $27 million or 20%.

Revenue of $2,899 million increased $314 million or 12%. Revenue in PCG, excluding Insurance, increased 12%, reflecting an increase in revenue from acquisitions, earnings from a strategic investment and growth in revenues across most businesses. Insurance revenue increased 9.4%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, Insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand.

Non-interest expense was $2,217 million, up $261 million or 13%. Adjusted non-interest expense was $2,189 million, up $245 million or 13% primarily due to an increase in spending on our strategic priorities. We continue to invest strategically in our business for future growth while remaining focused on cost management.

Assets under management and administration grew by $40 billion to $465 billion, due to market appreciation and new client assets.

Net income in PCG U.S. businesses was US$89 million, up US$42 million from US$47 million a year ago. Adjusted net income in PCG U.S. businesses was US$104 million, up US$51 million from US$53 million a year ago, primarily due to acquisitions and the increase in earnings from a strategic investment.

Private Client Group (Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011*	2010	$	%
Net interest income (teb)	555	455	365	100	22
Non-interest revenue	2,344	2,130	1,891	214	10
Total revenue (teb)	2,899	2,585	2,256	314	12
Provision for credit losses	14	10	7	4	48
Non-interest expense	2,217	1,956	1,679	261	13
Income before income taxes	668	619	570	49	8
Provision for income taxes (teb)	143	143	139	–	–
Reported net income	525	476	431	49	10
Adjusted net income	546	486	437	60	12
Adjusted return on equity (%)	25.1	33.3	34.7		(8.2)
Return on equity (%)	24.1	32.6	34.2		(8.5)
Adjusted operating leverage (%)	(0.5)	(1.6)	5.1		nm
Operating leverage (%)	(1.2)	(1.9)	5.0		nm
Adjusted efficiency ratio (%)	75.5	75.2	74.2		0.3
Efficiency ratio (teb) (%)	76.5	75.7	74.4		0.8
Net interest margin on earning assets (teb) (%)	3.11	3.00	2.81		0.11
Average common equity	2,143	1,436	1,240	707	49
Average earning assets	17,825	15,191	12,983	2,634	17
Average loans and acceptances	10,783	9,268	7,768	1,515	16
Average deposits	20,934	18,340	16,444	2,594	14
Assets under administration	300,816	274,435	160,323	26,381	10
Assets under management	164,293	150,176	103,534	14,117	9
Full-time equivalent employees	6,347	6,527	4,788	(180)	(3)

2010 based on CGAAP.

*	Leverage measures for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

nm – not meaningful

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	697	427	257	270	63
Non-interest expense	552	349	232	203	58
Reported net income	89	47	14	42	85
Adjusted net income	104	53	15	51	96
Average loans and acceptances	2,650	2,260	1,877	390	17
Average deposits	4,960	3,199	1,328	1,761	55

2010 based on CGAAP.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

54	BMO Financial Group 195th Annual Report 2012

BMO Capital Markets

BMO Capital Markets provides corporate, institutional and government clients with a full range of products and services. These include equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research and institutional sales and trading. We focus on large corporations and governments in Canada, mid-cap companies and governments in the United States and international clients that strengthen our North American core. BMO Capital Markets has 2,300 employees and operates in 29 locations around the world, including 16 offices in North America.

“This year, in the face of a challenging market and changing regulatory environment, we continued to deepen our core relationships through unified coverage and generating leading ideas for our clients. Our focus is to deliver a client experience that will enable our clients to achieve their ambitions.”

Tom Milroy

Chief Executive Officer

BMO Capital Markets

Strengths and Value Drivers

•	A diversified, balanced portfolio of businesses that supports our well-established franchise.
•	Acknowledged and growing expertise in North America and an expanded distribution platform, providing an integrated cross-border market experience.
•	International presence in select strategic areas and industry sectors that complements our North American offering.
•	Top-ranked equity research, sales and trading capabilities with deep expertise in core sectors.

Challenges

•	Market volatility and global economic uncertainty.
•	Changing regulatory requirements.

Our Lines of Business

Investment and Corporate Banking services include strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting, as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to North American and international financial institutions.

Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we provide new product development, proprietary trading and origination services to our clients. We also supply efficient funding and liquidity management to our clients, as well as to BMO Financial Group.

Our Strategies

•	Deliver a consistently great client experience through a unified coverage approach.
•	Leveraging our U.S. investments to drive better operating performance.
•	Develop our capabilities in sectors and products where we can differentiate ourselves in the market.

Our Path to Differentiation

•	Successful, stable and trustworthy North American universal banking model.
•	Leading expertise and relationships in strategic sectors and products that facilitate client acquisition across a full product suite.
•	Unique ability to serve U.S. mid-capitalization clients with an integrated offer and strong balance sheet.
•	Strong risk management practices, facilitating risk/return management.

Key Performance Metrics and Drivers	2012	2011	2010
Revenue ($ millions)	3,265	3,299	3,278
Net income ($ millions)	948	902	816
Trading Products revenue ($ millions)	2,056	2,012	2,040
Investment and Corporate Banking revenue ($ millions)	1,209	1,287	1,238
Equity underwriting participation (deals) (1)	190	222	213
Debt underwriting participation (deals) (1)	180	190	134
Average loans and acceptances ($ billions) (2)	24.8	21.2	25.3
Employee engagement index (%) (3)	76	74	71

2010 based on CGAAP.

(1)	Canadian corporate issuers in North America.
(2)	Based on current loans.
(3)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This BMO Capital Markets section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Deliver a consistently great client experience through a unified coverage approach.

•	Continued to strengthen U.S. Equity Research and Sales and Trading capabilities.
•	Deepened core client relationships across the different product offerings of both Investment and Corporate Banking and Trading Products businesses.

Continue to build out capabilities, particularly in the United States.

•	Enhanced Fixed Income capabilities.
•	Developed Global Securities Lending capabilities.
•	Deepened Leveraged Distribution platform.
•	Established a U.S. convertible securities business.

Develop our capabilities in sectors where we can differentiate ourselves in the market.

•	Continued to develop strong alignment in areas of focus between our Equity Markets group and Investment and Corporate Banking.
•	Upgraded talent across our strategic sectors and product offerings.

Other Achievements

•	Named Best Investment Bank in Canada by World Finance.
•	Named Canada’s Best Investment Bank by Global Finance magazine.
•	Named North America M&A Investment Bank Team of the Year, Americas, by Global M&A Network, at the Americas M&A Atlas Awards.
•	Named Best Trade Bank in Canada by Trade Finance magazine for the third year in a row.
•	Named Best Metals & Mining Investment Bank by Global Finance magazine for the third consecutive year.
•	Named One to Watch, Americas by Global Investor/ISF magazine.
•	Selected as 2012 Quality and Share Leader in Fixed Income by Greenwich Associates.
•	Ranked #2 in Canadian Investment Banking Market Penetration (tied for second).
•	Ranked #2 in Canadian Debt Capital Markets Market Penetration (tied for second).
•	Named a 2012 Greenwich Quality Leader in Canadian Mergers and Acquisitions.
•	Named a 2012 Greenwich Quality Leader in Canadian Equity Capital Markets.
•	Ranked Best in Class in 10 of 12 categories for our Canadian prime brokerage business by Global Custodian magazine.
•	Named Best Overall Provider in Canada and Best Product Performance in Canada for GICs by Euromoney’s Institutional Investor PLC’s online division, StructuredRetailProducts.com.
•	Named one of the Top 10 Liquidity Providers for North American Banks in the 2012 Euromoney FX survey.
•	Ranked Best FX Provider in North America by Global Banking and Finance Review 2012.
•	Named Best Forex Provider in China by Global Banking and Finance Review 2012.
•	Winner of 20 2012 Starmine awards for stock picking and earnings estimates.

2013 Group Objectives

•	Maintain leading market share in Canada.
•	Leverage our U.S. investments to drive better operating performance.
•	Continue to support our North American platform internationally.
•	Improve financial performance by growing net income with a focus on managing costs.

56	BMO Financial Group 195th Annual Report 2012

BMO Capital Markets Business Environment and Outlook

BMO Capital Markets results in fiscal 2012 were solid, and strengthened over the course of the year as we continued to benefit from the strength and diversification of our core businesses. Although signs of improvement in the North American economy were less evident throughout much of the year, there were increases in trading revenues in many of our businesses. Investment and Corporate Banking continued to gain market share; however, revenues were affected by the subdued market environment. Mergers and acquisitions and equity underwriting fees decreased due to lower activity in the marketplace. Our Debt Products and Leveraged Finance businesses performed well, and our interest-rate-sensitive businesses have continued to perform well in the current low interest rate environment. Our Trade Finance business continues to benefit from the dislocation in the global credit environment and delivered a strong performance in 2012. Notwithstanding an increase in its capital, the business earned an ROE of more than 20%.

Looking forward, we expect modest growth in Canada and the United States in 2013, with an improving trend through the year. Elevated unemployment and low inflation in the United States should encourage the Federal Reserve to continue to provide stimulus, while the Bank of Canada will most likely delay rate hikes for some time. The outlook for the coming year is for capital markets conditions to improve, as long as there is an underlying improvement in business confidence. Our focus in 2013 will be to continue to deliver a solid return on equity with stable, high-quality earnings. Growth in the coming year will depend on the performance of financial markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results

BMO Capital Markets net income increased $46 million or 5.1% to $948 million. The increase was driven by lower income taxes and a reduction in the provision for credit losses, partially offset by an increase in expenses.

Revenue decreased by a modest $34 million to $3,265 million in a challenging market environment for some areas in our Investment Banking business. The reduction in that business was mitigated by a significant increase in trading revenue resulting from improved market conditions relative to the previous year. The stronger U.S. dollar increased revenue by $21 million.

Net interest income decreased $33 million or 2.7% from the prior year. Non-interest revenue was consistent with the prior year. A significant increase in trading revenue was offset by a reduction in mergers and acquisitions and equity underwriting fees, reflecting lower activity levels, and reductions in securities commissions and investment securities gains.

The provision for credit losses on an expected loss basis was $97 million, compared with $119 million in 2011.

Non-interest expense increased $58 million to $1,953 million, primarily due to increased employee costs and technology investments. The stronger U.S. dollar increased expenses by $12 million. The group’s efficiency ratio increased from 57.4% to 59.8%, driven by continued investment in key sectors of our business and cost increases related to the changing regulatory environment. The provision for income taxes was lower than in the prior year. The provision for 2012 was lowered by recoveries of prior years’ income taxes, while the provision for 2011 was raised by a provision for prior years’ income taxes in the U.S. segment.

Net income from U.S. operations increased $35 million or 61% to US$93 million. Although revenues were consistent with the prior year, there were increases in trading revenue and lending and debt underwriting fees. Non-interest expense increased as we continued to invest in strategic hiring. Income taxes were lower, as discussed in the preceding paragraph.

BMO Capital Markets (Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011*	2010	$	%
Net interest income (teb)	1,180	1,213	1,394	(33)	(3)
Non-interest revenue	2,085	2,086	1,884	(1)	–
Total revenue (teb)	3,265	3,299	3,278	(34)	(1)
Provision for credit losses	97	119	264	(22)	(19)
Non-interest expense	1,953	1,895	1,825	58	3
Income before income taxes	1,215	1,285	1,189	(70)	(5)
Provision for income taxes (teb)	267	383	373	(116)	(30)
Reported net income	948	902	816	46	5
Adjusted net income	949	902	816	47	5
Net economic profit	436	470	344	(34)	(7)
Return on equity (%)	20.1	23.1	18.7		(3.0)
Operating leverage (%)	(4.2)	(3.2)	1.7		nm
Efficiency ratio (teb) (%)	59.8	57.4	55.7		2.4
Net interest margin on earning assets (teb) (%)	0.61	0.72	0.91		(0.11)
Average common equity	4,526	3,723	4,149	803	22
Average earning assets	193,889	167,593	152,506	26,296	16
Average loans and acceptances	24,761	21,197	25,254	3,564	17
Average deposits	103,836	92,069	80,740	11,767	13
Assets under administration	37,485	33,784	21,870	3,701	11
Full-time equivalent employees	2,283	2,312	2,034	(29)	(1)

2012 based on CGAAP.
*	Leverage measure for 2011 reflects growth based on CGAAP in 2010 and IFRS in 2011.

nm – not meaningful

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	1,027	1,028	993	(1)	–
Non-interest expense	827	797	726	30	(4)
Reported net income	93	58	67	35	61
Average earning assets	72,233	63,386	48,514	8,847	14
Average loans and acceptances	8,089	7,552	5,636	537	7
Average deposits	48,776	38,112	25,418	10,664	28

2010 based on CGAAP.

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), with some amounts retained in Corporate Services results. As such, Corporate Services adjusted operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and the application of our expected loss provisioning methodology. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 98. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the client operating groups.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Integrating M&I’s operations into BMO’s systems, processes and organization and building scalable solutions that will accommodate future acquisitions and growth, while also upgrading U.S. online, branch, core banking and mobile banking platforms, as well as rebranding and rationalizing physical branches and office space.

•

Advancing the customer experience through: the development of adviceDirect for our online brokerage business; enhancements to our leads management tool that provides targeted and timely customer offers across multiple channels; and upgrades to online business banking to provide new business intelligence capabilities to our customers.

•

Continuing with our digitization strategy to improve efficiency and the customer experience by implementing digital cheque capture and deposit functionality for mobile banking in the United States, and launching electronic account statements, in Canada and the United States, through online banking.

Financial Results

Corporate Services’ net income for the year was $415 million, an improvement of $804 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. Details of the adjusting items are discussed in the Adjusting Items section on page 32. These adjusting items are not reflective of core operating results.

Adjusted net income in 2012 was $222 million, an improvement of $503 million from a year ago. Adjusted revenues decreased $4 million, primarily reflecting a decrease in net interest income due in part to interest received on the settlement of certain tax matters in 2011, largely offset by an increase in gains on sales of securities. Adjusted expenses were $88 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were $773 million lower, in part due to a $509 million ($315 million after tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, largely arising from the timing and amount of repayments of loans in excess of expectations at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section in Note 4 on page 133 of the financial statements. The remaining decrease was attributable to a reduction in specific provisions charged to Corporate Services under BMO’s expected loss provisioning methodology. Expected loss incorporates through-the-cycle views of credit losses on portfolios rather than the actual losses that occurred in the year on defaulted loans. During economic downturns the actual provision for credit losses may be higher than the provision for credit losses on an expected loss basis. In 2012, the actual provision for credit losses was less than the provision for credit losses on an expected loss basis due primarily to recoveries on the M&I purchased credit impaired loans.

Reported provision for credit losses was a recovery of $249 million. Significant components of the recovery are detailed in the table below:

Corporate Services Provision for Credit Losses ($ millions)

For the year ended October 31	2012	2011	2010
Impaired real estate loan portfolio	19	28	–
Purchased credit impaired loans	(509)	–	–
Interest on impaired loans	98	69	–
Expected loss to actual loss adjustment (1)	(151)	134	152
Provision for (recovery of) credit losses, adjusted basis	(543)	231	152
Collective provision	3	86	–
Purchased performing loans	291	18	–
Provision for (recovery of) credit losses, reported basis	(249)	335	152
Average loans and acceptances	1,841	1,285	770
Year end loans and acceptances	1,315	1,852	859

2010 based on CGAAP.

(1)	Credit losses are charged to operating groups on an expected loss basis. The difference between provisions charged to the operating groups on an expected loss basis and the actual provision for credit losses is charged to Corporate Services See page 40 and 41, Provision for Credit Losses and Other Credit Quality Information for further discussion.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Reported Results
Net interest income before teb offset	564	40	(437)	524	+100
Group teb offset	(266)	(220)	(355)	(46)	(21)
Net interest income (teb)	298	(180)	(792)	478	+100
Non-interest revenue	479	99	219	380	+100
Total revenue (teb)	777	(81)	(573)	858	+100
Provision for (recovery of) credit losses	(249)	335	152	(584)	(+100)
Non-interest expense	971	510	176	461	90
Income (loss) before income taxes	55	(926)	(901)	981	+100
Provision for (recovery of) income taxes (teb)	(360)	(537)	(656)	177	33
Reported net income (loss)	415	(389)	(245)	804	+100
Adjusted Results
Adjusted total revenue (teb)	(286)	(282)	(573)	(4)	(1)
Adjusted non-interest expense	380	292	176	88	30
Adjusted net income (loss)	222	(281)	(244)	503	+100
Full-time equivalent employees	13,742	13,711	10,135	31	–

2010 based on CGAAP.

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	572	15	(160)	557	+100
Provision for (recovery of) credit losses	(290)	247	227	(537)	(+100)
Non-interest expense	538	255	(14)	283	+100
Provision for (recovery of) income taxes (teb)	19	(257)	(146)	276	+100
Reported net income (loss)	305	(230)	(227)	535	+100
Adjusted net income (loss)	266	(181)	(227)	447	+100

2010 based on CGAAP.

As explained on page 44, BMO analyzes revenues on a teb basis at the client operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the table above.

Loans and acceptances at year end were $1,315 million, a reduction of $537 million from a year ago, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

58	BMO Financial Group 195th Annual Report 2012

Financial Condition Review

Summary Balance Sheet ($ millions)

As at October 31	2012	2011	2010	2009	2008
Assets
Cash and interest bearing deposits with banks	26,282	25,656	20,554	13,295	21,105
Securities	128,324	122,115	123,399	110,813	100,138
Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962
Other assets	69,997	75,949	62,942	60,515	79,812
	525,449	500,575	411,640	388,458	416,050

As at October 31	2012	2011	2010	2009	2008
Liabilities and Shareholders’ Equity
Deposits	323,702	302,373	249,251	236,156	257,670
Other liabilities	167,102	164,197	135,933	126,719	134,761
Subordinated debt	4,093	5,348	3,776	4,236	4,315
Capital trust securities	462	821	800	1,150	1,150
Preferred share liability	–	–	–	–	250
Shareholders’ equity	28,655	26,353	21,880	20,197	17,904
Non-controlling interest in subsidiaries (1)	1,435	1,483	–	–	–
	525,449	500,575	411,640	388,458	416,050
(1)	Included in other liabilities under CGAAP.

Overview

Total assets increased $24.9 billion from the prior year to $525.5 billion at October 31, 2012. The increase was comprised of net loans and acceptances of $17.7 billion, securities borrowed or purchased under resale agreements of $6.3 billion, securities of $6.2 billion and cash and interest bearing deposits with banks of $0.6 billion. All remaining assets decreased by a total of $5.9 billion.

Liabilities and shareholders’ equity increased $24.9 billion. The increase was comprised of deposits of $21.3 billion, other liabilities of $2.9 billion and shareholders’ equity of $2.3 billion, partially offset by decreases of $1.3 billion in subordinated debt and $0.4 billion in capital trust securities.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $0.6 billion to $26.3 billion in 2012, primarily reflecting an increase in balances held with the U.S. Federal Reserve due to U.S. deposit growth.

Securities ($ millions)

As at October 31	2012	2011	2010	2009	2008
Trading	70,109	69,925	71,710	59,071	66,032
Available-for-sale	56,382	51,426	50,543	50,257	32,115
Held-to-maturity	875	–	–	–	–
Other	958	764	1,146	1,485	1,991
	128,324	122,115	123,399	110,813	100,138

Securities increased $6.2 billion to $128.3 billion primarily due to an increase in available-for-sale securities, which include supplemental liquid assets held to support contingent liquidity requirements. Further details on the composition of securities are provided in Note 3 on page 127 of the financial statements.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $6.3 billion to $44.2 billion, mainly due to client-driven activities.

Loans and Acceptances ($ millions)

As at October 31	2012	2011	2010	2009	2008
Residential mortgages	87,870	81,075	48,715	45,524	49,343
Consumer instalment and other personal	61,436	59,445	51,159	45,824	43,737
Credit cards	7,814	8,038	3,308	2,574	2,120
Businesses and governments	93,175	84,883	68,338	68,169	84,151
Customers’ liability under acceptances	8,019	7,227	7,001	7,640	9,358
Gross loans and acceptances	258,314	240,668	178,521	169,731	188,709
Allowance for credit losses	(1,706)	(1,783)	(1,878)	(1,902)	(1,747)
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962

Net loans and acceptances increased $17.7 billion to $256.6 billion, primarily due to an $8.3 billion increase in loans to businesses and governments across most operating groups and a $6.8 billion increase in residential mortgages in P&C Canada. The remaining $2.6 billion increase includes an increase in consumer instalment and other personal loans, primarily due to growth in auto loans and home equity loans, and an increase in acceptances.

Table 11 on page 108 provides a comparative summary of loans by geographic location and product. Table 13 on page 109 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 40 and 41 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 131.

Other Assets

Other assets decreased $5.9 billion to $70.0 billion due to a $7.0 billion decrease in derivative financial instrument assets, primarily U.S. equity derivatives. The balance of other assets, which includes accounts receivable, prepaid expenses, tax receivable and pension assets, increased $1.1 billion. Derivative instruments are detailed in Note 10 on page 140 of the financial statements.

Deposits ($ millions)

As at October 31	2012	2011	2010	2009	2008
Banks	17,290	20,877	19,435	22,973	30,346
Businesses and governments	185,182	159,209	130,773	113,738	136,111
Individuals	121,230	122,287	99,043	99,445	91,213
	323,702	302,373	249,251	236,156	257,670

Deposits increased $21.3 billion to $323.7 billion. The increase was largely driven by a $26.0 billion increase in deposits by businesses and governments, which grew in both the United States and Canada. Deposits by banks decreased $3.6 billion primarily due to lower wholesale deposits, while deposits by individuals decreased $1.1 billion primarily in the United States, partially offset by increases in Canada. Further details on the composition of deposits are provided in Note 15 on page 151 of the financial statements and in the Liquidity and Funding Risk section on page 86.

Other Liabilities

Other liabilities increased $2.9 billion to $167.1 billion, primarily driven by a $7.7 billion increase in securities lent or sold under repurchase agreements related to client-driven activities. There was growth of $3.2 billion in securities sold but not yet purchased due to increased hedging requirements in BMO Capital Markets, largely offset by lower asset-backed commercial paper due to the wind-up of two of BMO’s mortgage securitization vehicles and decreases in derivative financial instrument liabilities. Further details on the composition of other liabilities are provided in Note 16 on page 152 of the financial statements.

Subordinated Debt

Subordinated debt decreased $1.3 billion, reflecting the redemption of Series D Medium-Term Notes, Tranche 2 in June 2012. Further details on the composition of subordinated debt are provided in Note 17 on page 153 of the financial statements.

All 2010 and prior data based on CGAAP in this section.

BMO Financial Group 195th Annual Report 2012	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ Equity

Shareholders’ equity increased $2.3 billion to $28.7 billion, reflecting growth in retained earnings. BMO’s Dividend Reinvestment and Share Purchase Plan is described on the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in

Equity on page 122 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 156 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found below.

Enterprise-Wide Capital Management

As discussed below, BMO’s Basel III capital ratios are strong: the pro-forma Basel III common equity ratio is 8.7%, and the Basel II Tier 1 capital ratio is 12.6%, well in excess of regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our targeted credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor and regulatory confidence while also building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements, and the availability of capital. Regulatory and economic capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 75.

BMO uses a combination of regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities and certain other activities not carried out by our operating groups is held in Corporate Services.

Governance

The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessments and key capital management activities. The Risk Management Committee and Balance Sheet and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit division.

Risk-Weighted Asset Approaches

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio, and the Standardized Approach to determine operational RWA. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. BMO’s market RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements. It utilizes sophisticated techniques to measure RWA at the borrower level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. As defined under Basel rules adopted by the Office of the Superintendent of Financial Institutions Canada (OSFI), gross income serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel framework to determine its operational risk capital requirement. For further details on Basel II, refer to the Enterprise-Wide Risk Management section starting on page 75.

Effective November 1, 2011, BMO adopted IFRS, which affected our capital ratios by reducing RWA and retained earnings. As at October 31, 2012, our Basel II RWA of $205 billion was $3.4 billion lower than at October 31, 2011, primarily as a result of the reduction in RWA related to the adoption of IFRS, improved risk assessments and a decrease in RWA related to securitized assets. These factors were partly offset by the requirements for additional stress Value at Risk RWA under the Basel 2.5 rules. The table that follows provides a breakdown of our RWA by risk type.

60	BMO Financial Group 195th Annual Report 2012

Risk-Weighted Assets ($ millions)

As at October 31	2012	2011
Credit risk	171,955	179,092
Market risk	7,598	4,971
Operational risk	25,677	24,609
Total RWA	205,230	208,672

2012 Basel II Regulatory Capital Review

Regulatory capital requirements for the consolidated entity are currently determined on a Basel II basis. During the first quarter of 2013, as discussed below, Basel III capital rules will come into effect and replace the Basel II rules. The adjacent table details the components of Basel II regulatory capital.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel II. Tier 1 capital is primarily comprised of adjusted common shareholders’ equity, preferred shares and innovative hybrid instruments.

Our adjusted common shareholders’ equity and Tier 1 capital under Basel II were $21.6 billion and $25.9 billion, respectively, at October 31, 2012, up from $20.0 billion and $25.1 billion, respectively, at October 31, 2011. Adjusted common equity increased due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. This growth was partly offset by adjustments to retained earnings as part of the transition to IFRS and by higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. Using transition guidance from OSFI, 2011 regulatory capital was not restated for IFRS and BMO has elected to phase in the impact of lower Tier 1 capital over a five-quarter period ending January 31, 2013. (The impact of lower RWA is not phased in and was fully recognized in the first quarter of 2012.) Excluding these adjustments, common equity would have increased $3.0 billion from October 31, 2011. Tier 1 capital increased $2.1 billion from October 31, 2011, with growth in common equity partially offset by the redemption of preferred shares and innovative instruments, outlined below in Capital Management Activities, and by an increase in deductions.

Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses. Deductions from Tier 2 capital under Basel II primarily relate to our investments in insurance subsidiaries and other substantial investments. Total Basel II capital was $30.7 billion at October 31, 2012, down from $31.0 billion at October 31, 2011, as growth in retained earnings was offset by the impact of the transition to IFRS, as discussed above, and the redemption of subordinated debentures during the year, as outlined in the Capital Management Activities section.

The Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by RWA. The capital measure has been calculated by BMO following market and regulatory developments and a required version has been introduced under Basel III.

The Basel II Tier 1 Capital Ratio reflects Basel II Tier 1 capital divided by RWA.

The Basel II Total Capital Ratio reflects Basel II total capital divided by RWA.

The Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

Basel II Regulatory Capital ($ millions)

As at October 31	2012	2011
Gross common shareholders’ equity	26,060	24,455
IFRS phase-in not applicable to common equity	22	–
Goodwill and excess intangible assets	(3,717)	(3,585)
Securitization-related deductions	(31)	(168)
Expected loss in excess of allowance (AIRB Approach)	(65)	(205)
Substantial investments and investments in insurance subsidiaries	(634)	(481)
Adjusted common shareholders’ equity	21,635	20,016
Non-cumulative preferred shares	2,465	2,861
Innovative Tier 1 capital instruments	1,859	2,156
Non-controlling interest in subsidiaries	16	38
IFRS phase-in not applicable to common equity	(22)	–
Other deductions	(57)	–
Tier 1 capital-after adjustments	25,896	25,071
Subordinated debt	4,351	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	34	7
Eligible portion of collective allowance for credit losses	318	309
Total Tier 2 capital	5,503	7,012
Securitization-related deductions	(31)	(31)
Expected loss in excess of allowance (AIRB Approach)	(65)	(205)
Investments in non-consolidated subsidiaries and substantial investments	(634)	(855)
Tier 2 capital-after adjustments	4,773	5,921
Total capital	30,669	30,992

Our Basel II capital ratios were maintained at strong levels in 2012 in anticipation of pending regulatory capital changes and to maintain financial strength and flexibility as we continue to execute our growth strategy. At October 31, 2012, the Common Equity Ratio (calculated on a Basel II basis) was 10.5%, the Tier 1 Capital Ratio was 12.6% and the Total Capital Ratio was 14.9%. The Common Equity Ratio (calculated on a Basel II basis) increased 95 basis points from the end of fiscal 2011 due to an increase in common equity and a reduction in RWA, as described above. The Basel II Tier 1 Capital Ratio increased 61 basis points from the end of fiscal 2011 and the Total Capital Ratio was up modestly. The impact of IFRS lowered our Common Equity Ratio, Basel II Tier 1 Capital Ratio and Basel II Total Capital Ratio at October 31, 2012, by 51, 47 and 42 basis points, respectively. Both the Basel II Tier 1 and Total Capital Ratios remain well above the current minimums of 7% and 10%, respectively, stipulated by OSFI under its Basel II rules for a well-capitalized financial institution.

BMO’s Assets-to-Capital Multiple was 15.2 as at October 31, 2012, compared with 13.7 in 2011. The multiple remains well below the maximum permitted by OSFI.

BMO Financial Group 195th Annual Report 2012	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pending Basel III Regulatory Capital Changes and 2012 Basel III Regulatory Capital Review

Effective in the first quarter of 2013, regulatory capital requirements for the consolidated entity will be determined on a Basel III basis. The Basel III capital rules that will come into effect in January 2013 have now been described by OSFI in drafts disclosed for public consultation and are expected to be finalized shortly. While the Basel III rules proposed by the Basel Committee on Banking Supervision (BCBS) introduce transitional arrangements to implement the new standards over six years ending January 1, 2019, OSFI has indicated that it expects Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements early in the transition period and that it expects such institutions to have a Basel III Common Equity Ratio pre-stress target of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) by the first quarter of 2013. BMO’s ratios on a pro-forma basis currently exceed the fully implemented Basel III capital ratio expectations.

BMO’s Basel III capital ratios are strong and position us well for the implementation of announced regulatory changes. Our pro-forma Basel III Common Equity Ratio was 8.7% at October 31, 2012. The pro-forma Basel III Tier 1 Capital Ratio and Total Capital Ratio at October 31, 2012 were 10.5% and 12.9%, respectively.

New regulatory capital metrics have been introduced under Basel III. The Basel III Common Equity Ratio (which is defined on the preceding page) will take effect in 2013. The Basel III Leverage Ratio is proposed to be disclosed in 2015 and to be in effect in 2018.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified deductions.

The fully implemented Basel III capital ratio requirements are higher than current Basel II requirements as established in Canada by OSFI. Basel III significantly increases RWA and the quality of capital as compared to Basel II (Basel II and Basel III requirements are not directly comparable). The fully implemented Basel III requirements and the current OSFI Basel II requirements are summarized in the following table.

Regulatory Requirements (% of RWA)

	Common Equity Ratio	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation buffer requirements (1)	2.5	2.5	2.5	na
Effective Basel III requirements (2)	7.0	8.5	10.5	3.0
OSFI Basel II – Current requirements	na	7.0	10.0	na	(4)
(1)	The Capital Conservation buffer does not include the counter-cyclical capital buffer of up to 2.5% of common shareholders’ equity, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer is effectively combined with the Capital Conservation buffer.
(2)	Does not include any applicable increases for banks that are systemically important.
(3)	A 3% minimum Leverage Ratio has been proposed by the Basel Committee on Banking Supervision. It will be subject to analysis during a four-year parallel run test period, beginning January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018.
(4)	OSFI currently monitors the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III Leverage Ratio is based on Tier 1 capital.

na – not applicable

The minimum 4.5% Common Equity Ratio capital requirement is augmented by the 2.5% common equity Capital Conservation buffer that can absorb losses during periods of stress. If a bank’s capital ratios fall within the range of this buffer, restrictions on earnings distributions (such as dividends, equity repurchases and discretionary compensation)

would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

BCBS has released a framework for the determination of additional capital requirements for domestic systemically important banks (D-SIBs). OSFI guidance on D-SIBs is expected during 2013. While no Canadian banks are currently considered to be globally systemically important, this guidance will confirm whether BMO and other large Canadian banks are to be considered to be D-SIBs and required to hold additional capital. It is unclear what such D-SIB capital requirements will be and when they will be instituted.

BMO’s pro-forma Basel III common equity, defined as common equity net of applicable regulatory capital adjustments, was $19.3 billion at October 31, 2012, $2.1 billion lower than common equity on a Basel II basis, assuming full phase-in of IFRS impacts. New Basel III capital deductions, such as those for intangible assets, deferred tax assets and pension assets, account for the reduction in regulatory common equity.

Our pro-forma Basel III RWA as at October 31, 2012 were $222 billion, $17 billion higher than our Basel II RWA. Higher counterparty credit risk RWA of $13 billion, as well as the conversion of certain existing Basel II capital deductions to RWA, account for the increase.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating BMO’s Basel III Tier 1 Capital Ratio and Total Capital Ratio, our current non-common share Tier 1 and Tier 2 capital instruments, which, as discussed below, will begin to be phased out beginning in 2013, were fully included in regulatory capital as at October 31, 2012.

The Basel III Leverage Ratio is expected to be implemented in 2018, after a four-year parallel run from January 1, 2013 to January 1, 2017. Pending a review of the final leverage requirements, OSFI has introduced in its draft Basel III rules a transitional Assets to Capital Multiple (ACM) to be used by deposit-taking institutions. The transitional ACM is calculated by dividing total assets, including specified off-balance sheet items, by total capital. For the purpose of the transitional ACM, total capital is calculated on a transitional Basel III basis. BMO’s pro-forma transitional ACM was 15.5 at October 31, 2012, which is higher than the 15.2 multiple calculated on a Basel II basis due largely to the change in the definition of capital under OSFI’s Basel III transitional rules.

The pro-forma Basel III ratios do not reflect the effects of future management actions that may be taken to help mitigate the impact of the changes, or any future growth in retained earnings or additional rule changes.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed in the Provision for Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, although they do not attract tax until realized. When these gains or losses are combined with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA and the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, the result may be an increase in volatility in BMO’s capital ratios. BMO may, as discussed in the Provision for Income Taxes section, partially hedge its foreign exchange risk by funding its foreign investment in U.S. dollars. However, to reduce the impact of foreign exchange rate changes on BMO’s capital ratios, BMO may also enter into forward currency contracts or elect to fund those U.S. dollar investments in Canadian dollars.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to provide subsidiaries and their parent entities with access to capital and funding to support their ongoing operations under both normal and stressed conditions.

62	BMO Financial Group 195th Annual Report 2012

OSFI’s draft Basel III capital rules include rules to implement the BCBS guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, a bank’s non-common share capital instruments must ensure that investors bear losses before taxpayers in the event the bank’s national authorities determine that it is non-viable and its rescue is in the public interest. All instruments issued after December 31, 2012, must meet these NVCC requirements to qualify as regulatory capital.

OSFI’s draft Basel III rules provide guidance on the treatment of non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements. Instruments that do not meet Basel III requirements will be subject to grandfathering provisions, and their recognition as regulatory capital will be phased out over a nine-year period beginning January 1, 2013. Using a base equal to the total value of such instruments outstanding as at January 1, 2013, their recognition is to be capped at 90% from January 1, 2013, with the cap reducing by one-tenth of the base in each subsequent year. Under Basel III, BMO’s existing innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments will not qualify as regulatory capital and will be phased out at 10% each year commencing January 1, 2013. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments through a regulatory capital event. BMO currently does not expect to redeem any outstanding regulatory capital instruments through a regulatory capital event.

A number of other potential regulatory changes are still pending. For example, OSFI may implement a “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by any of its investments in subsidiaries that are not considered sufficiently liquid. These changes could affect the amount of capital that we hold or are required to hold or the attractiveness of certain investments in subsidiaries. We cannot forecast the timing or the potential consequences of such potential changes.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business, based on a one-year time horizon. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75. Economic capital is a key element of our risk-based capital management and ICAAP framework.

Capital Management Activities

BMO issued 12 million shares during 2012 under our Shareholder Dividend Reinvestment and Share Purchase Plan and due to the exercise of stock options. On December 31, 2011, we redeemed the $400 million BMO Capital Trust Securities – Series C, and on February 25, 2012, we redeemed all of our US$300 million Non-cumulative Perpetual Class B Preferred shares, Series 10. On June 21, 2012, we redeemed all of the outstanding $1.2 billion subordinated Series D Medium-Term Notes, Tranche 2. Further details are provided in Notes 17, 18 and 20 on pages 153, 154 and 156 of the financial statements.

On December 4, 2012, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid for up to 15,000,000 of BMO’s common shares. Once approvals are obtained, the share repurchase program will permit us to purchase BMO’s common shares on the TSX for the purpose of cancellation. BMO’s previous normal course issuer bid expired on December 15, 2011, and no common shares were repurchased under that program. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions.

Outstanding Shares and Securities Convertible into Common Shares

As at November 27, 2012	Number of shares or dollar amount	Dividends declared per share
		2012	2011	2010
Common shares	650,767,000	$2.82	$2.80	$2.80
Class B Preferred shares
Series 5	$200,000,000	$1.33	$1.33	$1.33
Series 13	$350,000,000	$1.13	$1.13	$1.13
Series 14	$250,000,000	$1.31	$1.31	$1.31
Series 15	$250,000,000	$1.45	$1.45	$1.45
Series 16	$300,000,000	$1.30	$1.30	$1.30
Series 18	$150,000,000	$1.63	$1.63	$1.63
Series 21	$275,000,000	$1.63	$1.63	$1.63
Series 23	$400,000,000	$1.35	$1.35	$1.35
Series 25	$290,000,000	$0.98	$0.69	–
Convertible into common shares:
Class B Preferred shares
Series 10 (1)		US$0.37	US$1.49	US$1.49
Stock options
– vested	7,849,000
– nonvested	7,898,000
(1)	Redeemed in February 2012.

Note 20 on page 156 of the financial statements includes details on share capital.

BMO Financial Group 195th Annual Report 2012	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividends

Dividends declared per common share in 2012 totalled $2.82. Annual dividends declared in 2012 represented 46% of 2012 net income (and 47% of 2012 adjusted net income) available to common shareholders. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

During the year, we changed our target dividend payout range (common share dividends as a percentage of net income attributable to shareholders less preferred share dividends) to 40-50% from 45-55%. This change is consistent with our objective of maintaining flexibility to execute on our growth strategies and takes into consideration the higher capital expectations resulting from Basel III. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

At year end, BMO’s common shares provided a 4.9% annual dividend yield based on the year-end closing share price. On December 4, 2012, BMO announced that the Board of Directors had declared a quar-

terly dividend on common shares of $0.72 per share, unchanged from the prior quarter and up $0.02 from a year ago.

Under our Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan), common shareholders who elect to reinvest dividends may receive a discount of up to 5% from the average market price (as defined in the Plan) on BMO common shares issued to such shareholders from treasury or purchased on behalf of such shareholders in the secondary market. In fiscal 2012, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury with a 2% discount from the average market price. Effective with the November 28, 2012, dividend payment, common shareholders who elect to reinvest dividends in common shares of BMO are issued shares from treasury without a discount from the average market price of the common shares (as defined in the Plan).

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board (FSB)) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and we have continued to report on them, together with other financial instruments, to put exposures in context relative to our portfolio. We have also followed a practice of reporting on significant changes in our interim MD&A. In March 2011, the FSB published Thematic Review on Risk Disclosure Practices – Peer Review Report, which updated its views on disclosure practices. We continue to report in keeping with the spirit of the FSB recommendations. On October 29, 2012, the Enhanced Disclosure Task Force of the FSB published its report, Enhancing the Risk Disclosures of Banks. We currently comply with many of the recommendations, and we will review our disclosures for future filings and enhance them as appropriate.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 27.

Consumer Loans

In Canada, our consumer loan portfolio totalled $132 billion at October 31, 2012, and is comprised of three main asset classes: residential mortgages (58%), instalment and other personal loans (36%) and credit card loans (6%).

In the United States, our consumer loan portfolio totalled US$21 billion and is also primarily comprised of three asset classes: residential first mortgages (36%), home equity products (35%) and indirect automobile loans (25%).

The following sections contain a discussion of our U.S. subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased interest to investors in the economic environment of the past few years. It also includes a discussion of repurchased mortgages. The U.S. mortgage market was much more challenging than its Canadian counterpart in recent years, but has been improving.

In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third party lenders. We have a $26 billion Canadian home equity line of credit portfolio. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 79% of the total portfolio. Approximately 95% of our home equity line of credit exposures are in a priority claim position. We have no Canadian home equity line of credit exposures that had a loan-to-value ratio in excess of 80% at origination. The portfolio is of high quality and only a low percentage of loans in the portfolio were 90 days or more in arrears at year end.

In Canada, we do not have a mortgage program that we consider to be Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there were other strong qualifications that supported the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2012, there was approximately $5.7 billion ($3.9 billion in 2011) outstanding under this program. Only a low percentage of loans in the portfolio were 90 days or more in arrears at year end.

Subprime Mortgage Loans

In the United States, we have US$333 million of first mortgage loans outstanding with subprime characteristics at the date of authorization (excluding credit marks recorded on the M&I purchased loan portfolio). Approximately 3.3% of BMO’s U.S. first mortgage loan portfolio was 90 days or more in arrears at year end. The percentage of BMO’s U.S. subprime loans that are 90 days or more in arrears is higher than the comparable rate on BMO’s overall U.S. first mortgage portfolio, but the amount of such loans is not significant.

Home equity products are secured by homeowners’ equity and rank subordinate to any existing first mortgage on a property. In the United States, we have a US$7.6 billion home equity loan portfolio, which amounted to 3.0% of BMO’s total loan portfolio at October 31, 2012. Of the U.S. home equity loan portfolio, loans of US$261 million were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Only a low amount of such loans were 90 days or more in arrears at year end.

64	BMO Financial Group 195th Annual Report 2012

Alt-A First Mortgage Loans

In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. We discontinued all programs meeting this definition in 2008. Our Alt-A loan portfolio totalled US$1,092 million at year end (net of purchase accounting adjustments), and US$65 million or 6.0% of the portfolio was 90 days or more in arrears. BMO also offered limited documentation programs within the home equity loan portfolio in the United States, which have also been discontinued. At October 31, 2012, there was US$736 million outstanding under these programs (net of purchase accounting adjustments), and loans 90 days or more in arrears totalled US$23 million or 3.1%.

Mortgage Repurchases

BMO Harris Bank sells residential mortgage loans originated within its branch network to the Federal Home Loan Mortgage Corporation (Freddie Mac), a corporation chartered by the United States federal government. Generally, mortgage loan purchasers, including Freddie Mac, have the right to require a mortgage loan seller to repurchase a loan when it is subsequently determined that the loan did not meet the terms and conditions of the purchase and sale agreement at the time of sale. BMO Harris Bank repurchased a total of 138 mortgages in 2012 (76 in 2011) totalling US$22.6 million (US$11.3 million in 2011). We do not anticipate material losses from any related future mortgage loan repurchase obligations.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.1% of our total assets, with $5.8 billion outstanding at October 31, 2012, up approximately $1.2 billion from a year ago. Of this amount, $152 million or 2.6% of leveraged finance loans were classified as impaired ($146 million or 3.3% in 2011).

Monoline Insurers and Credit Derivative Product Companies

At October 31, 2012, BMO’s direct exposure to companies that specialize in providing default protection amounted to $25 million in respect of the mark-to-market value of counterparty derivatives and $nil in respect of the mark-to-market value of traded credits ($109 million and $nil in 2011). The cumulative adjustment for counterparty credit risk recorded against these exposures was $6 million ($43 million in 2011).

Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $38 million in 2012 and $43 million in 2011. Further disclosure on the impact of IFRS on reporting requirements for these vehicles is provided in Note 30 on pages 177 to 181.

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets, providing them with an alternate source of funding. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.

Our exposure to losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2012, was $nil, compared with 2011 when we recorded a $2 million derivative asset in our Consolidated Balance Sheet.

Most customer securitization vehicles are funded in the market, while some are funded directly by BMO. BMO generally consolidates the accounts of the customer securitization vehicles for which BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. There were minimal levels of mortgage loans with subprime or Alt-A characteristics included in the total assets of the bank-funded vehicles at year end. No losses have been recorded on BMO’s exposure to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $20 million at October 31, 2012 ($170 million in 2011). No losses have been recorded on these investments.

BMO provided liquidity support facilities to the market-funded vehicles totalling $3.7 billion at October 31, 2012 ($3.0 billion in 2011). This amount comprised part of other credit instruments outlined in Note 5 on page 134 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile receivables and Canadian residential mortgages. These two asset classes represent 83% (74% in 2011) of the aggregate assets of these vehicles. Included in these assets are $38 million ($78 million in 2011) of Canadian residential mortgage loans with subprime or Alt-A characteristics.

In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 57 (64 in 2011) individual securitization transactions with an average facility size of US$72.7 million. The size of the pools ranged from US$0.3 million to US$450 million at October 31, 2012. Residential mortgages classified as subprime or Alt-A comprise 0.2% of the portfolio. In the fourth quarter of 2012, the vehicle repaid its expected loss note, which had been held by a third party.

Approximately 62% of the vehicle’s commitments have been rated by Moody’s or S&P, and 67% of those are rated A or higher. The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, commercial real estate and auto loans.

The vehicle’s commitments involve reliance on collateral of which 1.85% has exposure related to Europe. Exposure to Germany is the largest component, at 0.52%. Exposure to Spain is 0.12%, and there is no exposure to Italy, Ireland, Greece or Portugal.

The vehicle had US$3.1 billion of commercial paper outstanding at October 31, 2012 (US$2.7 billion in 2011). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, totalling US$4.1 billion at October 31, 2012 (US$3.8 billion in 2011), of which none has been drawn upon.

Credit Protection Vehicle

We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises nine tranches of diversified corporate credits, each of which has the benefit of first-loss protection. Three tranches matured in 2012 without loss. The nine remaining tranches have exposure to 377 corporate credits that are diversified by geographic region and industry. We consolidate Apex under IFRS. Approximately 71% of the corporate credits are rated investment grade (22% rated higher than BBB and 49% rated BBB) and 29% are rated below investment grade.

BMO Financial Group 195th Annual Report 2012	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

The ratings outlook for the majority of the corporate credit exposures remained stable in 2012.

Apex has issued $2.2 billion of notes (Apex Notes) with remaining terms of one and four years. BMO has hedged its exposure to its holdings of Apex Notes. After giving effect to these hedges, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches. In addition, a senior funding facility of $572 million has been made available to Apex to fund collateral calls arising from changes in mark-to-market values of the underlying credit default swaps (CDS), with BMO providing approximately $522 million of that facility. We have hedged the first $515 million of loss exposure on our committed $522 million exposure under the senior funding facility. The amount of the facility was reduced in 2012 by approximately $559 million due to the return of collateral to Apex following the maturation of three of its tranches. As at October 31, 2012 and 2011, no amounts had been advanced through BMO’s committed share of the senior facility.

BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle. As a result of these contracts, BMO has exposure to losses on the notional amount above the approximately $2.8 billion total aggregate amount of the Apex Notes and senior funding facility. Based on the notional values, approximately 14% matured in 2012, 50% will mature in 2013, 6% will mature in 2014 and the remainder in 2016.

Apex would incur realized credit losses only if defaults on the underlying corporate credits were to exceed the first-loss protection on a tranche. As detailed below, Apex’s positions benefit from substantial first-loss protection. There was minimal change in the levels of first-loss protection in 2011 and 2012 and the likelihood of loss is now considered low.

The nine tranches, which have a total net notional amount of $16.2 billion, are rated from B to AAA and have significant first-loss protection, ranging from 7.6% to 29.4% of the notional exposures, with a weighted average of 23.7%. The longest-dated tranche matures in 2016 and has first-loss protection of 28%. Given the hedges that are in place and the protection provided by third party noteholders, BMO has exposure to losses on the total notional amount only if losses exceed $2.8 billion.

The net notional exposure of Apex to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.1%, respectively, of its total notional exposure. There was net notional exposure to another seven of the countries that share the Euro currency, representing 11.7% of total notional exposure. The notional exposure to the remainder of Europe was 13.6% of total notional exposure. The bank is well protected as a result of both first-loss protection and hedges that are in place, as described above.

Structured Investment Vehicle

We have provided senior funding through a loan facility to a London-managed BMO structured investment vehicle (SIV), Links Finance Corporation (Links). We consolidate the SIV under IFRS and our exposure to potential losses in the SIV relates to the loan facility that was put in place in order to fund the repayment of its senior notes. In the second quarter of 2012, our other SIV, Parkland Finance Corporation, sold its remaining assets, fully repaid its BMO senior funding facility and distributed the remaining proceeds to its capital noteholders.

The senior-ranked support we provide for the funding of Links through the BMO loan facility permits the SIV to continue the strategy of selling assets in an orderly and value-sensitive manner. At October 31, 2012, amounts drawn on the facility totalled US$1.4 billion (US$2.6 billion in 2011). The loan facility totalled US$1.5 billion. Advances under the loan facility rank ahead of the SIV’s subordinated capital notes. We anticipate that the SIV will continue the strategy of selling assets in an orderly manner based upon market conditions and regulatory requirements. The total amount drawn under the loan facility is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. We expect asset maturities and redemptions of US$239 million in 2013 and US$162 million in 2014.

The par value of the assets held by Links totalled US$2.0 billion (US$3.3 billion in 2011) at year end. The market value of the assets held by Links, including hedges and cash equivalents, totalled US$1.6 billion (US$2.6 billion in 2011) and those assets are included in our consolidated balance sheet along with the liability for the outstanding capital notes. During 2012, there were maturities and repayments of assets totalling US$383 million, as well as asset sales of US$955 million. The SIV’s capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investments. The book value of the Links subordinated capital notes at October 31, 2012, was US$365 million. During fiscal 2012, Links repurchased US$90 million of capital notes at a discount to the par value of the notes funded by the sale of a portion of Links underlying assets that were representative of the credit quality of the portfolio as a whole. BMO believes that the first-loss protection provided by the subordinated capital notes of the SIV continues to exceed future expected losses.

Approximately 21% of Links’ debt securities are rated Aa3 or better by Moody’s (35% in 2011), with 71% rated investment grade (87% in 2011). Approximately 15% are rated AA- or better by S&P (27% in 2011), with 81% rated investment grade (89% in 2011). Links holds a portfolio of debt securities, including subordinated commercial bank debt (48%), collateralized bond obligations and collateralized loan obligations with underlying assets that are primarily corporate obligations (5%), residential mortgage-backed securities (18%) and commercial mortgage-backed securities (7%).

Links has 61% of its assets invested in the United States and 39% in Europe. Links has European exposures but has no direct credit exposure to issuers in Greece, Ireland, Italy, Portugal or Spain. Indirect exposure to issuers in these countries through the SIV’s collateralized bond and collateralized loan investments was minimal at October 31, 2012. The SIV’s par value exposure to issuers in the Eurozone countries was $275 million, of which 36% were in France, 62% in the Netherlands, and 2% in Germany, of which $269 million was in the form of bank subordinated debt. Almost all of this debt was rated investment grade by both Moody’s and S&P. The SIV’s par value exposure to issuers in the remaining European countries was $414 million, of which 84% was in the United Kingdom, 8% in Switzerland, and 8% in Denmark. Approximately $262 million was in the form of bank subordinated debt, of which approximately 20% was rated investment grade by both Moody’s and S&P.

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CLOs and CDOs, all of which are in run-off mode. The underlying securities consist of a wide range of corporate assets. Unhedged exposures to CLOs totalled $347 million and had credit ratings of AA- to AAA at year end. Hedged CLO exposures of $890 million had a carrying value of $862 million at year end, with $28 million recoverable on associated hedges with a monoline insurer that is rated AA+ by S&P. The unhedged interest held in CDO exposures was minimal, with a $13 million carrying value. There were no hedged CDO exposures at year end.

The portfolio also contains CDS transactions referencing CDO instruments where we do not hold the underlying derivative asset. At October 31, 2012, we had CDS protection outstanding on a notional amount of $0.5 billion. In the first quarter of 2012, this contract was terminated at an insignificant loss. We have purchased credit protection on a notional amount of $1.5 billion, which had a carrying value of $0.3 million at year end.

Caution

This Select Financial Instruments section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

66	BMO Financial Group 195th Annual Report 2012

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at October 31, 2012, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million.

The first table outlines total gross and net portfolio exposures for lending, securities (inclusive of credit exposures arising from credit default swap (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 20 to 22 on pages 112 and 113. For greater clarity, CDS exposure by counterparty is detailed separately in the second table that follows.

BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $83 million, as well as $47 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish Central Bank. These totalled $89 million as at October 31, 2012.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) totalled approximately $4.0 billion, of which 71% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 99% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.8 billion, of which 93% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.49 billion, predominantly in the form of tradeable cash products.

BMO also has indirect exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures. BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 and 66 in the Credit Protection Vehicle and Structured Investment Vehicle sections, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to seven of the other 12 countries that share the euro currency. This exposure represented 11.7% of total notional exposure, of which 81.5% was rated investment grade by S&P (73.4%

by Moody’s). The notional exposure to the rest of Europe was 13.6% of total notional exposure, with 66.9% rated investment grade by S&P (61.3% by Moody’s). BMO is well protected as a result of both first-loss protection and hedges that are in place.

BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 1.85% represents loans or securities originated by entities in Europe. At year end, exposure to Germany was the largest component at 0.52%. Exposure to Spain was approximately 0.12%, and there was no exposure to Italy, Ireland, Greece or Portugal.

The structured investment vehicle’s par value exposure to entities in European countries totalled $689 million at October 31, 2012, of which $0.1 million was exposure to GIIPS, $275 million to the other Eurozone countries and $414 million to the rest of Europe. The largest exposures included the United Kingdom at $348 million and the Netherlands at $171 million. These amounts included exposure through collateralized bond obligation (CBO) and collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €538 million in securities issued by entities in European countries, of which €56 million was held in securities related to GIIPS and €247 million was in German securities. In addition, €276 million of cash collateral was also held at October 31, 2012.

Indirect exposure by way of guarantees from entities in European countries totalled $427 million, of which $3 million was exposure to GIIPS, $203 million to the other Eurozone countries and $221 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of each counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

BMO’s CDS exposures in Europe are also outlined in the second table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There is one exception where the purchased protection expires prior to the maturity of the offsetting sold protection contract, and for this exception the credit exposure is not material and extends for less than one month. This exposure is outside of the GIIPS countries and has been netted in the table. In addition, one European exposure totalling €30 million of sold protection is hedged on a proxy basis. The credit benefit realized through the proxy hedge has not been netted in the table. Of this exposure, all reference obligations are outside of the GIIPS countries.

BMO Financial Group 195th Annual Report 2012	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

European Exposure by Country and Counterparty (7) (Canadian $ in millions)

As at October 31, 2012	Lending (1)		Securities (2)		Repo-style transactions (3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net of collateral	Gross	Net of collateral	Gross	Net
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (5)	–	–	25	–	128	3	56	1	209	4
Italy	–	–	209	–	114	5	5	2	328	7
Portugal	47	–	125	–	–	–	1	–	173	–
Spain	69	69	141	–	–	–	7	3	217	72
Total – GIIPS	116	69	500	–	242	8	69	6	927	83
Eurozone (excluding GIIPS)
France	39	39	847	707	1,693	3	344	44	2,923	793
Germany	180	143	1,874	1,511	1,055	5	84	14	3,193	1,673
Netherlands	274	158	597	532	998	2	92	9	1,961	701
Other (6)	441	268	756	556	–	–	80	9	1,277	833
Total – Eurozone (excluding GIIPS)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Rest of Europe
Denmark	4	4	1,165	1,164	195	–	4	4	1,368	1,172
Norway	7	7	1,030	1,030	180	–	19	19	1,236	1,056
Sweden	58	25	242	205	295	–	1	1	596	231
Switzerland	375	366	45	–	280	7	13	13	713	386
United Kingdom	473	264	715	372	3,036	8	431	89	4,655	733
Other (6)	250	250	514	–	–	–	–	–	764	250
Total rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total all of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

Note: Further breakdown by country and counterparty provided in Tables 20 to 22 on pages 112 to 113.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities includes cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes off-setting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets.
Derivative replacement risk, net of collateral, for all of Europe is approximately $2.9 billion.
(5)	Does not include our Irish subsidiary’s reserves with the Irish Central Bank of $89 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia.
Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and the Russian Federation.
(7)	BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the table due to credit protection incorporated in their structures.

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

As at October 31, 2012	Fair value					Notional
	Purchased		Written			Purchased			Written
Country	Investment grade	Non-investment grade	Investment grade	Non-investment grade	Total exposure	Investment grade	Non-investment grade	Total	Investment grade	Non-investment grade	Total	Total exposure
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–	–	–
Ireland	2	–	(2)	–	–	(25)	–	(25)	25	–	25	–
Italy	6	–	(7)	–	(1)	(216)	–	(216)	216	–	216	–
Portugal	15	–	(15)	–	–	(125)	–	(125)	125	–	125	–
Spain	7	–	(7)	–	–	(151)	–	(151)	145	5	150	(1)
Total – GIIPS	30	–	(31)	–	(1)	(517)	–	(517)	511	5	516	(1)
Eurozone (excluding GIIPS)
France	–	–	–	–	–	(206)	–	(206)	179	–	179	(27)
Germany	–	–	–	–	–	(547)	–	(547)	510	–	510	(37)
Netherlands	–	–	–	–	–	(75)	–	(75)	57	13	70	(5)
Other (6)	(1)	–	1	–	–	(213)	–	(213)	252	–	252	39
Total – Eurozone (excluding GIIPS)	(1)	–	1	–	–	(1,041)	–	(1,041)	998	13	1,011	(30)
Rest of Europe
Denmark	–	–	–	–	–	(10)	–	(10)	10	–	10	–
Norway	–	–	–	–	–	–	–	–	–	–	–	–
Sweden	–	–	1	–	1	(40)	–	(40)	40	–	40	–
United Kingdom	4	–	(2)	–	2	(397)	–	(397)	372	13	385	(12)
Other (6)	(2)	–	–	–	(2)	(826)	(25)	(851)	631	7	638	(213)
Total rest of Europe	2	–	(1)	–	1	(1,273)	(25)	(1,298)	1,053	20	1,073	(225)
Total all of Europe	31	–	(31)	–	–	(2,831)	(25)	(2,856)	2,562	38	2,600	(256)

Refer to footnotes on the above table.

–	All purchased and written exposures are with bank counterparties.

–	32% of purchased and 37% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond of maturity up to 30 years is deliverable against the contract.

–	68% of purchased and 62% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to a maturity limit of 60 months for restructured obligations and 30 months for all other obligations.

–	Table excludes $26 million of Itraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (16%), Eurozone (excluding GIIPS) (44%) and rest of Europe (40%).

68	BMO Financial Group 195th Annual Report 2012

U.S. Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Dodd-Frank Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting and business conduct requirements in respect of derivatives have been finalized and are expected to become effective in January 2013. Capital and margin requirements relating to derivatives are currently being reviewed by U.S. and international regulators.

Regulators in the United States are very active on a number of fronts, including consumer protection, capital markets activities, anti-money laundering, and oversight and strengthening of risk management.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to

BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

As a bank holding company with more than $50 billion in assets, our U.S. subsidiary BMO Financial Corp. (BFC), along with its wholly-owned subsidiary, BMO Harris Bank (BHB), are subject to the FRB’s Capital Plan Review (CapPR) rules and process. The CapPR rules require BFC and BHB to participate in an annual stress test exercise conducted by the FRB and to submit an annual capital plan to the FRB. Among other things, the capital plan must show the bank is able to maintain a CET1 of 5% or more after completing its planned capital actions and evaluating its capital levels under a firm-developed severely adverse scenario and a supervisory-prescribed severely adverse scenario. Pursuant to FRB CapPR requirements, BFC submitted a three-year capital plan to the FRB in January 2012. The FRB informed BFC in March 2012 that it completed its 2012 Capital Plan Review and it did not object to the proposed capital actions contained in BFC’s 2012 capital plan.

Under CapPR, BFC and BHB are required to submit a 2013 capital plan in January 2013. Unlike banks subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR) process, the stress test results of CapPR banks will not be disclosed. However, similar to CCAR banks, the capital plan of BFC and other CapPR banks will be subject to supervisory review and a decision on whether the capital actions contained in that 2013 plan are approved is expected by March 31, 2013. It is expected that CapPR banks such as BFC will be required to follow the CCAR process commencing in fiscal 2014. BFC and BHB are well capitalized – they expect that their 2013 capital plan will meet the CapPR requirements and that they are well-positioned to satisfy the capital planning and stress testing requirements which the FRB currently proposes will apply to them in the future.

In June 2012, U.S. regulators proposed rules with broad and comprehensive changes to U.S. capital requirements, including with regards to the implementation of Basel III. The proposed rules were to become effective on January 1, 2013, but in November 2012, U.S. regulators advised that in light of the volume of comments received and the divergent views those comments reflected, they did not expect that any of the Proposed Rules would become effective on the date originally anticipated. They have not indicated when such rules might be expected to become final or will be effective. BFC currently anticipates that it will be subject to the rules on Basel III capital and the standardized approach to risk weighting assets when they are implemented. BFC is well positioned to meet the rules as currently proposed; it is currently preparing to implement such rules and will assess any required changes when final rules are issued.

Caution

This U.S. Regulatory Developments section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $74 billion at October 31, 2012 ($76 billion in 2011). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse or collateralization provisions. Further information on these instruments can be found in Note 5 on page 134 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Special Purpose Entities (SPEs)

Our interests in SPEs are discussed primarily on pages 65 and 66 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicle sections and in Note 9 on pages 139 and 140 of the financial statements. Under IFRS, we consolidate all of our SPEs and capital and funding trusts, except for certain Canadian customer securitization and structured finance vehicles.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps and written options), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was $40 billion at October 31, 2012 ($50 billion in 2011). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 137 of the financial statements.

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; consolidation of special purpose entities; purchased loans; acquired deposits; impairment of assets other than loans; pension and other employee future benefits; fair value of financial instruments; goodwill and intangible assets; insurance-related liabilities; income taxes; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively. Note 29 discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 124 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 0.90% in 2009 to a low of 0.10% in 2004.

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2012, our provision for credit losses would range from $2,227 million to $247 million. Our provision for credit losses in 2012 was $765 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 80 as well as in Note 4 on page 131 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (PCI loans), both of which are recorded at fair value at the time of acquisition. Determining fair value involves estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and the valuation of collateral. All of these factors

70	BMO Financial Group 195th Annual Report 2012

are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan.

The purchased performing loans are subject to the credit review processes applied to loans we originate.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involves estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows involve significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Financial Instruments Measured at Fair Value

BMO records securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2012, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 29 on page 170 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.

Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments ($ millions)

As at October 31	2012	2011
Credit risk	110	134
Liquidity risk	28	21
Administrative costs	11	10
Other	3	60
	152	225

Valuation adjustments made to model estimates to arrive at fair value were lower in 2012. The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO. The decrease in Other was due to better alignment between the valuations performed by traders and the independent valuations performed by the Valuations Product Group.

Consolidation of Special Purpose Entities

In the normal course of business, BMO enters into arrangements with special purpose entities (SPEs). We are required to consolidate SPEs if we determine that we control the SPEs.

We control the vehicle and therefore we consolidate its results when the activities of the SPE are being conducted on our behalf and we receive the benefits, when we have the decision making power or we retain the residual or ownership risks related to the SPE or its assets.

Additional information concerning BMO’s involvement with special purpose entities is included on pages 70 and 71 as well as in Note 9 on page 139 of the financial statements.

Pension and Other Employee Future Benefits

BMO’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 160 of the financial statements.

Impairment

We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities or as held-to-maturity securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until maturity or until they recover in value.

At the end of 2012, there were total unrealized losses of $86 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $5 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

BMO Financial Group 195th Annual Report 2012	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 127 of the financial statements.

Income Tax-Related

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Public discussions regarding the U.S. fiscal situation suggest it is possible that corporate income tax rates may be reduced during BMO’s fiscal year ending October 31, 2013. If corporate tax rates were to be reduced, this would result in a reduction of the deferred tax asset and a charge to the provision for income taxes. A 1% reduction in the U.S. federal corporate tax rate would result in a decrease in our deferred tax asset of approximately $60 million and a corresponding reduction in net income. Any reduction in the U.S. federal tax rate would be expected to increase net income from our U.S. operations in future periods.

Additional information regarding our accounting for income taxes is included in Note 24 on page 164 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each group of businesses to verify that the recoverable amount of the group is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the group, a more detailed goodwill impairment assessment would have to be undertaken. The recoverable amount of an asset is the higher of its fair value less costs to sell, and its value in use. Fair value less costs to sell was used to perform the impairment test in 2012 and 2011. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2012, the estimated fair value of each of our groups of businesses was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2012, 2011 and 2010.

Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 149 of the financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and accordingly may affect the valuation of policy benefit liabilities. If the assumed yield were to increase by one percentage point, net income would increase by approximately $94 million. A reduction of one percentage point would lower net income by approximately $74 million.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 28 on page 169 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

72	BMO Financial Group 195th Annual Report 2012

Changes in Accounting Policies in 2012

Fiscal 2012 was our first year of preparing BMO’s consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Significant accounting policies under IFRS are described in Note 1 on page 124 of the financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with Canadian GAAP as defined at that time. Changes in accounting policies that are a result of conforming to IFRS are described more fully in Note 30 on page 177 of the financial statements.

Future Changes in Accounting Policies

Employee Benefits

The International Accounting Standards Board (IASB) has revised the standard for employee benefits. Actuarial gains and losses will be recognized immediately in other comprehensive income and may no longer be deferred and amortized. Under the revised standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability), will be recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or by the plan. Under the existing standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. This new standard is effective for our fiscal year beginning November 1, 2013. We are assessing the impact of this revised standard on our future financial results and on our capital ratios.

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that provides a common definition of fair value and establishes a framework for measuring fair value. This new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on how we determine fair value.

Consolidated Financial Statements

The IASB has issued a new standard for consolidation that will replace the existing standard. This new standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial results.

Investments in Associates and Joint Ventures

The IASB issued a new standard on accounting for investments in joint ventures to require that they be accounted for using the equity method. The new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on our future financial results.

Offsetting Financial Assets and Financial Liabilities

The IASB has issued amendments to the standards for the classification and disclosure of financial instruments that clarify that an entity has a legally enforceable right to offset if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning November 1, 2013, and the classification amendments are effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of these amendments on our presentation and disclosure.

Disclosure of Interests in Other Entities

The IASB has issued a new standard for the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial disclosures.

Financial Instruments

The IASB has released a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless the change is offset in the income statement. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has deferred the effective date of this new standard for two years from the originally proposed effective date, which will make it effective for our fiscal year beginning November 1, 2015. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Caution

This Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2012, by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2012, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.

BMO’s internal control over financial reporting includes policies and procedures designed to provide reasonable assurance that: records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of BMO; transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable; receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements are prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2012.

BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 117.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2012 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting. The transition to IFRS did not materially change BMO’s internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the Board of Directors oversees the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit and Conduct Review Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2012 and 2011 were as follows:

Fees ($ millions) (1)	2012	2011
Audit fees	15.8	13.8
Audit-related fees (2)	1.7	0.8
Tax fees	–	–
All other fees (3)	1.2	0.2
Total	18.7	14.8
(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2012 and 2011 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2012 and 2011 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

74	BMO Financial Group 195th Annual Report 2012

Enterprise-Wide Risk Management

As a diversified financial services company active in banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. Having an integrated and disciplined approach to risk management is key to the success of our business. In order to achieve prudent and measured risk-taking that aligns with our business strategy, we are guided by a risk management framework that is embedded in our daily business activities and planning process. The Enterprise Risk and Portfolio Management (ER&PM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues.

“Putting our risk management principles into practice is crucial to our company’s risk culture. At BMO, all employees are accountable for their risk decisions.”

Surjit Rajpal

Executive Vice-President and Chief Risk Officer

BMO Financial Group

Strengths and Value Drivers

•	Unified and strong risk culture that is embedded across the enterprise.
•	Risk appetite that shapes business strategies and is integrated into our decision-making processes.
•	Independent risk management practices and oversight.
•	Robust risk management framework and disciplined approach that addresses risks throughout the organization.

Challenges

•	Increasing volume and complexity of regulatory requirements and expectations.
•	Continued volatility in global economic conditions, causing heightened marketplace uncertainty.
•	Intensifying competitive pressures.

Our Priorities

•	Sustain our strong risk culture across the enterprise, with continued focus on maintaining risk independence and effectiveness of our review and oversight.
•	Broaden and strengthen risk capabilities, including enhancing our stress testing functions to deliver better insights to both our risk and business groups.
•	Enhance our risk management infrastructure and technology platform to support increased capabilities and efficiency.
•	Manage regulatory risk effectively.
•	Strive to continuously improve our risk management function, ensuring consistency across the organization.

Our Path to Differentiation

•	Promote excellence in risk management as a defining characteristic of BMO, both internally and externally.
•	Within our independent oversight framework and the limits of our risk appetite, contribute to the enterprise’s customer focus.
•	Proactively benchmark our capabilities against risk management best practices.
•	Maintain a rigorous credit qualification process.
•	Foster a high-performance risk culture through educational training programs and rotational opportunities.
•	Provide leadership in the management of enterprise risk and emerging risk-related industry concerns.

Key Performance Indicators	2012		2011		2010
	BMO	Peer avg. (1)	BMO	Peer avg.	BMO	Peer avg.
Specific provisions for credit losses (PCL) as a % of average net loans and acceptances	0.31	0.36	0.52	0.40	0.61	0.54
Adjusted PCL as a % of average net loans and acceptances	0.21	0.36	0.54	0.40	0.61	0.54
Total PCL as a % of average net loans and acceptances	0.31	0.38	0.56	0.40	0.61	0.52

2010 based on CGAAP.

(1)	Calculated based on information available and estimates used.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2012 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7 Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 124 and Note 6 on page 134 of the financial statements.

BMO Financial Group 195th Annual Report 2012	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Enhance the risk management function and ensure consistent practice across the enterprise.

•	Executed a formalized risk practice benchmarking program to assess our processes, identify best practices and implement enhancements in select high-priority risk areas.
•	Expanded our risk management capabilities and frameworks in several areas, including enhancements to model risk and our stress testing program.
•	Made significant progress towards achieving certification under the Operational Risk Advanced Measurement Approach (AMA).
•	Focused on bringing more rigour to performance management and organizational design to increase productivity and streamline activities.

Continue to embed our strong risk culture across the enterprise, including our acquired businesses.

•	Developed and implemented risk appetite and performance metrics at the line of business level and integrated them into our strategic planning process.
•	Reinforced our risk independence and our three-lines-of-defence approach to managing risk across the enterprise.
•	Enhanced our foundational risk management and operational risk programs, to increase awareness and understanding of risk.
•	Utilized our rotation program to spread our risk culture across the enterprise by transferring talented risk professionals to our business groups.

Maximize the value of our impaired loans and effectively manage problem accounts.

•	Successfully migrated and integrated the M&I loan portfolio onto our risk platform and systems.
•	Reduced exposure to certain stressed real estate assets ahead of schedule.
•	BMO’s legacy impaired loans were lower year over year, and levels are trending down.

Our Approach to Risk Management

•	Understand and manage
•	Protect our reputation
•	Diversify. Limit tail risk
•	Maintain strong capital and liquidity
•	Optimize risk return

Overview

We are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is key to the success of our operations. Our risk management framework seeks to provide appropriate and independent risk oversight across the enterprise and is essential to building competitive advantage and stability for our enterprise. All elements of our risk management framework work together in facilitating prudent measured risk-taking and achieving an appropriate balance between risk and return.

In 2012, our primary challenges were the continuing global economic slowdown, heightened regulatory expectations and the need to achieve balance between risk-taking and rewards in the low growth economy. Our strong disciplined approach to managing risk was integral to withstanding these economic challenges and enabled us to deliver strong results, serve our customers well and maintain our solid reputation in the marketplace. We continue to build upon our robust risk management foundation and strive for continuous improvement, including benchmarking against best practices and enhancing our risk management infrastructure, processes and capabilities. We believe that the steps we have taken and the initiatives we continue to pursue position us to successfully execute our business strategy.

76	BMO Financial Group 195th Annual Report 2012

Framework and Risks

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, and operational. Other risk categories are also recognized within the framework, including insurance, legal and regulatory, business, model, strategic, reputation and environmental and social.

Our framework is anchored in the three-lines-of-defence approach to managing risk and is fundamental to our operating model. The operating groups are the first line of defence and own the risk in their operations. They are responsible for pursuing suitable business opportunities within our risk appetite. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Each of the groups has established effective processes and controls to ensure that they comply with and operate within these limits.

The second line of defence is provided by ER&PM along with other Corporate Support areas. These groups provide independent oversight and establish corporate risk management policies, infrastructure, processes and practices that address all significant risks across the enterprise.

The third line of defence is our Corporate Audit Group, which monitors the efficiency and effectiveness of controls across various functions within our operations, including control, risk management and governance processes that support the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the Risk Review Committee of the Board of Directors (RRC) to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the board-approved limits.

Limits and Authorities

Our risk limits are shaped by our risk principles and risk appetite, which also help to shape our business strategies and decisions. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, and group and single-name exposures;
•	Market Risk – limits on Market Value Exposure and stress exposures;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

BMO Financial Group 195th Annual Report 2012	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for the stewardship of BMO and protecting the interest of BMO’s shareholders. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, governance, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and evaluation of the Chief Risk Officer.

Audit and Conduct Review Committee of the Board of Directors assists the board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, effectiveness of BMO’s internal controls and performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as Enterprise Risk and Portfolio Management.

Chief Risk Officer (CRO) reports directly to the CEO and is head of Enterprise Risk and Portfolio Management (ER&PM). The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO.

RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks assumed across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are held within delegated limits.

Enterprise Risk and Portfolio Management (ER&PM) provides independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ER&PM.

The Board of Directors, based on recommendations from the RRC and the RMC, delegates the setting of risk limits to the CEO. The CEO then delegates more specific authorities to the CRO, who in turn delegates them to the Operating Group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. They are reviewed and approved annually by the Board of Directors based on the recommendation of the RRC. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. Our strong risk culture shapes the way we view and manage risk and is evident in the actions and behaviours of our employees and groups as they identify, interpret, discuss and make choices in the face of both opportunity and risk. Our risk culture is deeply rooted across the enterprise, including our acquired business, where we have aligned our risk culture, risk appetite and risk management frameworks, policies and practices this past year.

Our risk culture encourages engagement between ER&PM and the operating groups, contributing to enhanced risk transparency and open and effective communication. This promotes an understanding of the prevalent risks that our businesses are facing and facilitates alignment of business strategies within the limits of our risk appetite, leading to sound business decision-making. We encourage the escalation of concerns regarding potential or emerging risks to senior management so that they can be evaluated and appropriately addressed. Additionally, we support a two-way rotation system that allows employees to transfer between ER&PM and the operating groups in order to effectively embed our strong risk culture across the enterprise.

To enhance our risk management capabilities and support the ongoing strengthening of our risk culture, we continue to add learning opportunities and expand our delivery of risk training across the enterprise. Our educational programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness required to fulfill their responsibilities for independent oversight regardless of their position in the organization. The principles that support our approach to risk management provide a consistent framework for our risk curriculum. This education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals. Our credit training programs provide role-specific training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ER&PM provides independent oversight of risk-taking activities across the organization;
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	ER&PM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis;

78	BMO Financial Group 195th Annual Report 2012

•	business activities are developed, approved and conducted within established risk limits and should generate a level of return appropriate to their risk profile;
•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns; and
•

compensation programs are designed and implemented to incorporate incentives that balance short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.

Risk Appetite

Our Risk Appetite Framework consists of our Risk Appetite Statement, as well as supporting key risk metrics and corporate policies and standards, including limits. Our risk appetite defines the amount of risk that BMO is willing to assume in all risk types, given our guiding principles and capital capacity, thereby supporting sound business initiatives and growth. Our risk appetite is integrated into both our strategic planning processes and our lines of business. On an annual basis, senior management recommends our Risk Appetite Statement for approval by the RMC and the RRC. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and is articulated and applied consistently across the enterprise. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	only taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions that meet or exceed regulatory requirements;
•	subjecting new products and initiatives to a rigorous review and approval process to ensure all key risks and returns are understood and can be managed with appropriate controls;
•	maintaining a robust recovery and resolution framework that enables an effective and efficient response in an extreme crisis;
•	targeting a credit rating for BMO of AA- or better;
•	limiting exposure to low-probability tail event risks that could jeopardize BMO’s credit ratings, capital position or reputation;
•	maintaining a diversified and above-average quality lending portfolio;
•	incorporating risk measures into our performance management system;
•	maintaining enterprise-wide compliance standards, practices and controls to help prevent regulatory exposures that could adversely affect our financial soundness and reputation; and
•	protecting the assets of BMO and BMO’s clients by maintaining a system of strong operational risk controls.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, the process involves a formal review and approval of various categories by either an individual or committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, which include operating group recommendations and ER&PM approval of credit risk and transactional and position limits for market risk.

Structured transactions – New structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Monitoring

Enterprise-level risk transparency and monitoring and the associated reporting are critical components of our framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes a synthesis of key risks and associated metrics that the organization currently faces. This reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our framework.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk, as well as the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying our business activities. It represents management’s estimate of the magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. It incorporates a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures; and Economic Capital methodologies and model inputs are reviewed and/or re-calibrated on an annual basis, as applicable. Our Economic Capital models provide a forward-looking estimate of the difference in our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level. Both expected and unexpected loss measures on either a transaction or portfolio basis reflect current market conditions and credit quality. As the recovery continues these measures reduce, reflecting portfolio quality improvements, offset somewhat by increases due to growth.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks and informs our business planning, strategy and decision-making processes. We conduct stress testing to evaluate the potential effects of tail events on our balance sheet, earnings and liquidity and capital positions. Enterprise stress testing supports our internal capital adequacy assessment and target-setting through the analysis of macroeconomic scenarios that are uniformly executed by risk and finance groups.

During 2012, we focused on implementing a stress testing framework that enhances governance, processes and systems to coordinate, execute and integrate stress testing across legal entities, lines of business, portfolios and products. This will facilitate more effective linkages between stress testing results and our risk appetite. With the technology enhancements we are currently implementing, we will be able to more readily aggregate stress testing results across all risk types, thereby generating a more holistic view of potential vulnerabilities and opportunities.

BMO Financial Group 195th Annual Report 2012	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust credit risk management framework is aligned with the three-lines-of-defence approach to managing risk. As the first line of defence, operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risk. As the second line of defence, ER&PM approves credit decisions and is accountable for providing independent oversight of the risks assumed by the operating groups. These experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.

Credit risk is assessed and measured using risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Bankcorp, Inc. (now part of BMO Financial Corp.). The Standardized Approach is currently being used in the acquired M&I business, and plans to transition to the AIRB Approach have been submitted to OSFI and are pending approval.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.

Consumer and Small Business

The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the credit obligation, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II regulatory capital. The exposure of each pool is assigned risk parameters (PD, LGD and EAD) based on the performance of the pool, and these assignments are reviewed and updated monthly for changes. The PD risk profile of the AIRB Retail portfolio at October 31, 2012, was as follows:

PD risk profile	PD range	% of Retail EAD
Exceptionally low	≤ 0.05%	16.7
Very low	> 0.05% to 0.20%	44.7
Low	> 0.20% to 0.75%	21.0
Medium	> 0.75% to 7.0%	15.5
High	> 7.0% to 99.9%	1.5
Default	100%	0.6

Commercial and Corporate Lending

Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of default associated with the counterparty changes.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

80	BMO Financial Group 195th Annual Report 2012

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Investment grade
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
Non-investment grade
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Watchlist
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-2	Default/default and impaired	C	D

Policies and Standards

BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Credit Risk Governance

The RRC has oversight of the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and to senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, we carry out regular portfolio and sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.

Portfolio Management

BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.

BMO employs a number of measures to mitigate and manage credit risk. These measures include, but are not limited to, strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.

Total enterprise-wide outstanding credit exposures were $496 billion at October 31, 2012, comprised of $308 billion in Canada, $157 billion in the United States and $31 billion in other jurisdictions. Credit portfolio quality is discussed on pages 40 and 41. Note 4 on page 131 of the financial statements and Tables 11 to 19 on pages 108 to 111 provide details of BMO’s loan portfolios, impaired loans and provisions and allowances for credit losses. Our exposure to Europe by select European countries is summarized in the Select Geographic Exposures section on page 67 and in Tables 20 to 22 on pages 112 and 113.

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing policies and standards, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.

Allowance for Credit Losses

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses (previously referred to as general allowances). Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by our regulator, OSFI. The collective allowance is reviewed on a quarterly basis. For the purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. The calculation methodology incorporates both quantitative and qualitative components to determine an appropriate level for the collective allowance. The quantitative component consists of a collective allowance model that measures long-run expected losses based on probability of default and loss given default risk parameters. For business loans, key factors that determine the expected loss include the underlying risk rating of the borrower, the industry sector, credit product and amount and quality of collateral held. For consumer loans, exposures are pooled based on similar risk characteristics and risk parameters are determined from the long-run default and loss performance of each pool. The expected loss is adjusted to reflect qualitative factors such as management’s credit judgment with respect to current macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

BMO Financial Group 195th Annual Report 2012	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities.

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. These include:

•	oversight by senior governance committees, including the Balance Sheet and Capital Management Committee, RMC and RRC;
•	an Economic Capital process that incorporates market risk measures (market value exposures);
•	independent valuation of trading positions and measurement of market risk;
•	a broad set of policies and corporate standards;
•	monitoring an extensive range of risk metrics as appropriate for the respective trading portfolios, including VaR, stress and scenario tests, risk sensitivities and operational metrics;
•	a well-developed set of limits with appropriate monitoring, reporting and escalation of limit breaches; and
•	a model risk management framework to control for model risk.

Primary measures for structural market risk include Earnings Volatility (EV) and Market Value Exposure (MVE). These positions are summarized in the table on page 85. The primary measure for market risk in trading and underwriting activities is MVE.

BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:

•	market risk of our trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•

proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and

•

all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure and procedures and processes, and are given access to and guidance on the relevant corporate policies and standards.

Our Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on pages 85 and 86.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and/or off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Market Value Exposure (MVE) is a measure of the adverse impact of potential changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolio to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

Trading and Underwriting Market Risk

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.

VaR and stress testing are estimates of portfolio risk, but have limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to examine our sensitivity to high-impact, low-probability hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing is viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

82	BMO Financial Group 195th Annual Report 2012

Within the Market Risk group, the Valuation Product Control group is responsible for independent valuation of all portfolios within BMO including trading, available-for-sale and underwriting portfolios within Capital Markets Trading Products and Corporate Treasury to ensure that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where trader prices are used for valuation. This would include instruments accounted for on a trading and available-for-sale basis.

The Valuation Product Control processes include all over-the-counter and exchange-traded instruments that are booked within Capital Markets Trading Products portfolios. These include both trading and available-for-sale (AFS) securities. The Valuation Product Control group also performs an independent valuation of certain portfolios outside of Capital Markets Trading Products.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between key stakeholders from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group to review all valuation adjustments that are established by the Market Risk group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging material valuation issues in BMO’s portfolios and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, administrative costs, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of models that use observable market information and Level 3 inputs consist of models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 170 of the financial statements.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise and is described on page 90.

We measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for money market portfolios that are subject to AFS accounting rules under IFRS and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book Value at Risk model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that MVE measures reflect current levels of volatility.

Market risk exposures arising from trading and underwriting activities are summarized in the table below. The total trading and underwriting MVE yearly increase was primarily due to higher equity risk along with slightly higher interest rate risk in mark-to-market portfolios. The Interest Rate VaR (AFS) decrease over the year was mainly due to a reduction in exposures during the latter part of the year. For stressed VaR, reported in the table below, model inputs are calibrated to historical data from a period of significant financial stress, whereas model inputs for VaR are calibrated to data from a trailing one-year period. BMO is seeking regulatory approval for Debt Specific Risk (DSR) and Incremental Risk Charge (IRC) regulatory capital models. For this reason, some of the Trading and Underwriting MVE measures for 2013 will be changed to align with these measures.

Total Trading and Underwriting MVE Summary
($ millions)*

For the year ended October 31, 2012 (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.6)	(0.6)	(1.0)	(0.2)
Equity VaR	(6.6)	(5.9)	(8.6)	(4.0)
Foreign exchange VaR	(0.2)	(2.3)	(6.8)	(0.1)
Interest rate VaR (mark-to-market)	(6.9)	(8.4)	(13.5)	(6.1)
Diversification	4.1	7.0	nm	nm
Trading market VaR	(10.2)	(10.2)	(15.9)	(7.5)
Trading and underwriting issuer risk	(3.4)	(5.0)	(8.0)	(2.6)
Total trading and underwriting MVE	(13.6)	(15.2)	(21.3)	(10.8)
Interest rate VaR (AFS)	(8.2)	(15.0)	(23.1)	(8.2)

For the year ended October 31, 2011 (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.3)	(0.2)	(0.6)	(0.1)
Equity VaR	(5.4)	(4.7)	(7.6)	(3.4)
Foreign exchange VaR	(0.9)	(2.8)	(6.6)	(0.1)
Interest rate VaR (mark-to-market)	(6.3)	(10.0)	(16.0)	(5.8)
Diversification	4.2	6.6	nm	nm
Trading market VaR	(8.7)	(11.1)	(17.1)	(7.8)
Trading and underwriting issuer risk	(3.6)	(4.3)	(8.8)	(2.8)
Total trading and underwriting MVE	(12.3)	(15.4)	(22.6)	(11.1)
Interest rate VaR (AFS)	(11.3)	(13.3)	(19.9)	(6.7)

Total Trading Market Stressed Value at Risk (VaR)
($ millions)*

For the year ended October 31, 2012 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	As at Oct. 31, 2011
Commodity stressed VaR	(1.4)	(1.0)	(2.5)	(0.3)	(0.3)
Equity stressed VaR	(11.1)	(9.6)	(13.4)	(5.6)	(6.4)
Foreign exchange stressed VaR	(0.2)	(3.6)	(12.0)	(0.1)	(1.2)
Interest rate stressed VaR (mark-to-market)	(10.4)	(14.4)	(21.4)	(9.5)	(13.2)
Diversification	9.0	11.5	nm	nm	6.7
Trading market stressed VaR	(14.1)	(17.1)	(27.4)	(11.0)	(14.4)

* One-day measure using a 99% confidence level.

nm – not meaningful

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

BMO Financial Group 195th Annual Report 2012	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

(1) November 28 – $37.5 million which primarily reflects normal trading and credit valuation adjustments.

(2) December 8 – ($20.8) million which primarily reflects normal trading and credit valuation adjustments.

(3) January 31 – $39.7 million which primarily reflects normal trading, valuation adjustments and underwriting.

(4) February 29 – $43.7 million which reflects normal trading, valuation adjustments including credit and underwriting.

(5) June 29 – $36.5 million which primarily reflects normal trading and underwriting.

(6) October 23 – $37.8 million which primarily reflects normal trading activity.

84	BMO Financial Group 195th Annual Report 2012

Structural Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed in support of high-quality earnings and maximization of sustainable product spreads. The RRC approves the market risk policy limits governing structural market risk and regularly reviews structural market risk positions. The Balance Sheet and Capital Management Committee and the RMC provide senior management oversight. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural interest rate risk arises primarily from interest rate mismatches and product embedded options. Interest rate mismatch risk results from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Product embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, while product embedded options are managed to low risk levels. The net interest rate mismatch risk is primarily managed with interest rate swaps and securities. Product embedded option risk exposures are primarily managed through a dynamic hedging process.

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on the bank’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated RWA decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter. The Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results is affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate.

Rate movements will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with results in 2012, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) reported net income before income taxes for the year by $18 million.

Structural MVE and EV measures both reflect holding periods of between one month and three months and incorporate the impact of correlation between market variables. Structural MVE and EV are summarized in the following table. Structural MVE declined from the prior year primarily due to higher modelled U.S. mortgage and securities prepayments in the low interest rate environment, and lower modelled interest rate volatility. Structural EV continues to be managed to low levels.

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

As at October 31 (Canadian equivalent)	2012	2011
Market Value Exposure (pre-tax)	(590.6)	(685.9)
12-month Earnings Volatility (after tax)	(74.0)	(95.0)

*Measured at a 99% confidence interval.

In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. The interest rate gap position is disclosed in Note 19 on page 154 of the financial statements.

Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. Economic value exposure declined from the prior year primarily due to higher modelled U.S. mortgage and securities prepayments in the low interest rate environment. Earnings sensitivities continue to be managed to low levels. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate Sensitivity (1) ($ millions)*

Canadian equivalent	As at October 31, 2012		As at October 31, 2011
	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax
100 basis point increase	(537.6)	20.1	(614.3)	24.8
100 basis point decrease	402.9	(74.6)	441.8	(102.5)
200 basis point increase	(1,223.1)	27.2	(1,295.7)	69.3
200 basis point decrease	783.6	(75.1)	829.4	(63.3)

*Exposures are in brackets and benefits are represented by positive amounts.

(1)	Interest rate sensitivities associated with BMO’s insurance business are not reflected in the table above. For our insurance business, a 100 basis point increase in interest rates results in an increase in earnings after tax of $94 million and an increase in economic value before tax of $560 million ($88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $74 million and a decrease in economic value before tax of $634 million ($82 million and $494 million, respectively, at October 31, 2011). The change in interest rate sensitivities from the prior year reflects the growth in the insurance business, lower interest rates and changes in investment mix.

Models used to measure structural market risk project changes in interest and foreign exchange rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

BMO Financial Group 195th Annual Report 2012	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

profile that considers historical and forecasted trends in changes in the balances due. These models have been developed using statistical analysis and are validated through regular model vetting, backtesting processes and ongoing dialogue with staff in the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Management Framework Overview

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the organization, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under the appropriate corporate policies and standards. These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise. BMO has robust limits and guidelines in place to manage liquidity and funding risk. These limits and guidelines establish the secured and unsecured funding appetite for both trading and structural activities, maturity concentration tolerances, counterparty liability diversification requirements, and pledging activity. Guidelines are also established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management through a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of liquidity risk in the market or specific to BMO.

The RRC oversees liquidity and funding risk and annually approves applicable policies, limits and the contingency plan and regularly reviews liquidity and funding positions. The RMC and Balance Sheet and Capital Management Committee provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy. The Corporate Treasury group recommends the framework, risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis.

BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax and regulatory considerations. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities that are informed by legal and regulatory requirements for each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices to ensure the appropriate economic signals are provided to the lines of business on the pricing of products for customers and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Liquidity and Funding Position Review

Our large and stable base of customer deposits, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. The ratio of customer deposits and capital to loans equalled 93.6% at the end of the fiscal year, modestly lower than 96.5% in the prior fiscal year due to growth in loans that was higher than growth in customer deposits.

Customer deposits include core deposits and larger fixed-rate customer deposits. Customer deposits totalled $203.5 billion at the end of the year, up from $194.4 billion in 2011. Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $114.3 billion at the end of the year, up from $103.5 billion in 2011, and U.S. dollar and other currency core deposits totalled US$76.0 billion at the end of the year, up from US$73.8 billion in 2011. The increase in our core deposits reflects the current investor preference for bank deposits. Larger fixed-date customer deposits totalled $13.3 billion at the end of the year, compared with $17.1 billion in 2011. Total deposits, which include both customer deposits and wholesale deposits, increased $21.3 billion during 2012 to $323.7 billion at the end of the year. The increase in total deposits primarily reflects an increase in core deposits from organic business growth that was used to fund loan growth, and an increase in wholesale deposits used to fund loan and securities growth.

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in less than one year) and is aligned with the liquidity of the assets being funded, subject to haircuts in order to reflect lower market values during times of market stress. Supplemental liquidity pools are funded with wholesale term funding to prudently balance the benefits of holding supplemental liquid assets against the costs of funding.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO has the ability to raise long-term funding through various platforms, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits. During 2012, BMO issued $15.8 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $72.1 billion at October 31, 2012. The mix and maturities of BMO’s wholesale term funding are outlined in the tables below. Additional information on deposit maturities can be found in Table 23 on page 113.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

86	BMO Financial Group 195th Annual Report 2012

Long-term Wholesale Funding Sources ($ millions)

As at October 31, 2012	2012	2011	2010	2009	2008
Unsecured	26,062	20,510	14,198	21,756	35,274
Secured Mortgage securitizations	20,074	20,120	22,631	23,522	20,552
Covered bonds	8,803	6,861	3,460	1,592	1,535
Credit card securitizations	5,206	5,510	4,275	4,525	4,525
FHLB* advances	2,377	2,367	2,423	2,570	2,861
Tier 1 and Tier 2 capital	9,574	11,912	9,386	10,270	9,452
	72,096	67,280	56,373	64,235	74,199

2010 and prior are based on CGAAP.

Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2012	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Unsecured	7,085	4,134	4,531	4,300	4,355	1,657	26,062
Secured Mortgage securitizations	5,802	3,394	2,445	2,110	2,358	3,965	20,074
Covered bonds	1,295	2,002	2,002	1,502	2,002	–	8,803
Credit card securitizations	1,543	526	–	1,284	1,853	–	5,206
FHLB* advances	–	–	–	–	1,001	1,376	2,377
Tier 1 and Tier 2 capital	696	897	1,786	3,290	1,605	1,300	9,574
	16,421	10,953	10,764	12,486	13,174	8,298	72,096

2010 and prior are based on CGAAP.

*FHLB:	Federal Home Loan Banks.

BMO uses the Net Liquidity Position (NLP) as a key measure of liquidity. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging due to ratings downgrades or as a result of market volatility, and fund asset growth and strategic investments. Potential funding needs are quantified by applying run-off factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary depending on depositor classification (e.g., retail, small business, non-financial corporate and wholesale counterparties) and deposit type (e.g., insured, uninsured, operational and non-operational deposits) and by commitment type (e.g., uncommitted and committed credit or liquidity facilities by counterparty type). These funding needs are assessed under severely stressed market-wide and enterprise specific scenarios and a combination thereof. BMO targets to maintain a net liquidity position sufficient to withstand each scenario. Stress testing results are compared against BMO’s stated risk tolerance, considered in management decisions on limit or guideline setting and internal liquidity transfer pricing, and help to shape the design of management plans and contingency plans. The liquidity and funding risk framework is also linked with enterprise-wide stress testing, including the Internal Capital Adequacy Assessment Process.

Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amount of liquidity recognized for different asset classes under our management framework is subject to reductions reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading business include cash on deposit with the Federal Reserve and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. With the exception of equities, a large majority of trading assets qualify as liquid assets under Basel III. BMO’s equity security holdings are largely hedged and can be liquidated in a crisis. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with the Federal Reserve and securities and short-term reverse repurchase agreements of highly rated Canadian federal and provincial and U.S. federal government and agency debt. The vast majority of supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Trading liquid assets are held in the parent bank, BMO Harris Bank and BMO’s broker/dealer operations in Canada and internationally. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the residual supplemental liquidity pool contained in BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is calibrated to meet the potential funding needs outside of our trading businesses in each of the parent bank and BMO Harris Bank and achieve BMO’s target NLP in each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions that meet overall regulatory requirements. There may be legal and regulatory restrictions on our ability to use liquid assets from one legal entity to support liquidity requirements in another legal entity.

Table 5 on page 103 provides further information on BMO’s liquid assets. Additional information on cash and securities can be found in notes 2 and 3 on page 127 to the financial statements. Liquid assets do not include potential liquidity that could be realized under borrowing programs with central banks or other market sources. BMO’s cash and securities as a percentage of total assets was 29.4% at October 31, 2012, compared with 29.5% at October 31, 2011.

In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. BMO may also pledge assets to raise secured funding or to secure deposits received from select counterparties. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.

At October 31, 2012, $46.6 billion of cash and securities and $18.8 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $39.8 billion and $16.9 billion, respectively, in 2011. These changes were driven by trading activities. In addition, $43.2 billion of assets had been pledged to raise long-term secured funding and to secure deposits from select counterparties, a decrease from $45.5 billion last year. Pledged assets totalled 20.6% of total assets. See Table 5 on page 103 and Note 28 of the financial statements on page 169 for further information on pledged assets.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In December 2010, the Basel Committee on Banking Supervision published its international framework for liquidity measurement, standards and monitoring. The framework contains two new liquidity measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), and five monitoring tools (contractual maturity mismatch, concentration of funding, available unencumbered assets, LCR by significant currency and market-related monitoring). The LCR is the ratio of the stock of high-quality liquid assets to stressed net cash outflows over a 30-day time period. The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding. The LCR and NSFR measures are not yet finalized. An observation period for the LCR and NSFR commenced on January 1, 2012, and implementation of the LCR and NSFR is scheduled for January 1, 2015, and January 1, 2018, respectively. BMO is well positioned to adopt the new framework. The framework and conceptual approach BMO and the financial services industry typically use to manage liquidity and funding risk are consistent with the new regulatory approach; however, the proposed regulatory factors used to determine the amount of liquid assets that banks will be required to hold are more conservative.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 140 of the financial statements.

On October 26, 2012, Moody’s Investors Service placed the senior long-term debt rating of BMO and five other Canadian financial institutions on review for downgrade. Moody’s noted that following their review, the senior long-term debt rating for the banks on review will generally be no more than one notch lower. Moody’s has also placed BMO and other Canadian bank subordinated debt ratings under review for downgrade. Moody’s affirmed BMO’s short-term rating.

As at October 31, 2012
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt	Outlook
Moody’s	P-1	Aa2	Aa3	Under review for downgrade
S&P	A-1	A+	A-	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Stable

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by operating group CROs, group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating group CROs and Operational Risk Officers independently assess group operational risk profiles, identifying material exposures and potential weaknesses in controls, and recommending appropriate mitigation strategies and actions. Corporate Support areas develop the tools and processes to directly manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and the necessary governance framework.

Operational Risk Management Framework (ORMF)

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. The key programs, methodologies and processes developed to support the frame-

work are highlighted below. Executing our ORMF strategy also involves a focus on change management and working to achieve a cultural shift toward greater awareness and understanding of operational risk.

Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has oversight responsibility for operational risk strategy, management and governance. ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives. ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite. We continue to enhance governance by increasing the number of Corporate Support areas that have oversight over specific operational sub-risks.

Risk and Control Assessment (RCA)

RCA is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive management, mitigation and prevention of risk. On an aggregate basis, RCA results also provide a consolidated view of operational risks relative to risk appetite.

Key Risk Indicators (KRIs)

Operating groups and Corporate Support areas identify KRIs related to their material risks. KRIs are used to monitor operational risk profiles and are linked to thresholds that trigger management action. KRIs provide an early indication of adverse changes in risk exposure.

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Event Data Collection and Analysis

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Internal loss data is analyzed and benchmarked against external data, and material trends are reported to senior management and the board on a regular basis. BMO is a member of the Operational Riskdata eXchange Association, an international association of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

Capital Quantification

BMO uses The Standardized Approach (TSA) to determine Basel II regulatory capital requirements for operational risk. The Standardized Approach processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels. BMO has also developed a risk-sensitive capital model that is compliant with the Basel II Advanced Measurement Approach (AMA) requirements and can calculate AMA capital in parallel with TSA capital. A formal application has been submitted to OSFI to allow BMO to hold AMA operational risk capital for Regulatory Capital purposes.

Stress Testing and Scenario Analysis

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and provides a gauge of enterprise preparedness for events that could create risks that exceed our risk appetite. Scenario analysis is used in the validation of operational risk capital under the AMA.

Reporting

Regular reporting of our enterprise operational risk profile to senior management and the board is an important element of our ORMF. A critical aspect of this reporting is the quality of our underlying sources and systems. Timely and comprehensive operational risk reporting enhances risk transparency and facilitates the proactive management of material operational risk exposures.

Business Continuity Management

Effective business continuity management is integral to our objective of ensuring that critical operations continue to function in the event of a business disruption, thereby minimizing any adverse effects on our clients.

Corporate Insurance Program

BMO’s corporate insurance program provides a second level of mitigation of certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement.

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Insurance risk consists of:

•

Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process. Claims risk includes mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – The risk that the behaviour of policyholders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.

Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by those subsidiaries’ boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance companies and fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

BMO’s Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance companies are managed and function in accordance with established insurance strategies and policies. ER&PM is responsible for providing risk management direction and independent oversight to these insurance companies. This group also has the authority to approve activities that exceed the authorities and limits delegated to the boards of the insurance subsidiaries, or that expose BMO to significant risk.

Our insurance subsidiaries provide independent evaluation and reporting of insurance risk exposures to their boards of directors and at the enterprise level, including reporting to both Private Client Group management and the RRC. Reporting involves an assessment of all risks facing the insurance subsidiaries, which include top-line and emerging risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

Legal and regulatory risk is inherent in almost everything we do, and we are held to strict compliance standards by government, regulators and other authorities. The financial services industry is highly regulated, and continues to receive heightened attention as new rules are proposed and enacted as part of worldwide regulatory reform initiatives.

Legal, Corporate and Compliance Group (LCCG) maintains enterprise-wide risk management frameworks to identify, measure, manage, monitor and report on legal and regulatory risk. The frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas are responsible for the day-to-day management of their legal and regulatory risk in accordance with enterprise-wide policies. LCCG provides advice and independent risk management oversight through legal and compliance teams with designated operating group and corporate area responsibility. LCCG also works closely with the operating groups and Corporate Support areas to identify legal and regulatory requirements and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO.

A Legislative Compliance Management (LCM) Framework has been established to identify, assess and properly manage legal and regulatory requirements, using a risk-based approach. Under the LCM Framework, management in operating groups and Corporate Support areas maintains a system of compliance policies, procedures and controls. Separate monitoring activities are carried out under the direction of the Chief Compliance Officer (CCO), including the tracking of action plans that address identified gaps or deficiencies.

The General Counsel and the CCO report periodically on the effectiveness of legal and regulatory risk management to the Audit and Conduct Review Committee of the board and to senior management.

BMO’s code of conduct, FirstPrinciples, outlines our commitment to high standards of ethics and integrity and is updated on an annual basis. One of the seven defining principles in the code is a commitment to follow both the letter and the spirit of the law. All directors and employees are required to complete annual training that tests their knowledge and understanding of their obligations under the code, and also covers topics such as anti-money laundering, privacy and anti-corruption practices.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Model Risk

Model risk is the potential for loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to inform strategic decision-making and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.

BMO uses a variety of models, which can be grouped within six categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;
•	capital and stress testing models for measuring capital, allocating capital and managing regulatory capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision-making process; and
•	models driven by regulatory and other stakeholder requirements.

Model Risk is governed by the enterprise-wide Model Risk Management Framework, which sets out end-to-end risk governance across the model activity cycle and ensures consistency between model risk and enterprise-wide risk appetite. The framework outlines explicit principles for managing model risk, describes processes and clearly defines roles and responsibilities. The Model Risk Corporate Standard, which was enhanced in 2012, outlines the requirements for the oversight, identification, development, independent validation, implementation, use,

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monitoring and reporting of models and model risk throughout the enterprise. Prior to use, all models must receive approval and an assessment of their model risk by the Model Risk and Vetting (MRV) group. All models are assigned a risk rating as part of the vetting process, which determines the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place to confirm that models perform and are managed and used as expected, thereby increasing the likelihood of early detection of emerging issues.

The Model Risk Management Forum, a cross-functional group representing all key stakeholders (model users, model owners and the MRV group), meets regularly to provide input into the development, implementation and maintenance of the Model Risk Management Framework and the requirements governing all models that are used across the enterprise.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.

BMO’s Office of Strategic Management (OSM) oversees our strategic planning processes and works with the lines of business, along with risk, finance and other corporate areas, to identify, monitor and mitigate strategic risk across the enterprise. A rigorous strategic management process encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. The potential impacts of the changing business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Reputation Risk

Reputation risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement.

Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.

All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, including those that may arise from complex credit and structured-finance transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental and Social Risk

Environmental and social risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Environmental and social risk is addressed in our board-approved corporate responsibility and sustainability policy. Environmental and social risk management activities are overseen by the Environmental, Social and Governance Group and the Environmental Sustainability group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing the various areas of the organization, provides insight and guidance for our environmental and social initiatives. Our environmental and social policies and practices are outlined in detail in our annual Sustainability Report and Public Accountability Statement and on our Corporate Responsibility website.

Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources, as well as risks to the livelihoods, health and rights of communities and their cultural heritage. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses.

Specific line of business guidelines outline how environmental and social risks inherent in lending activities are managed. Environmental and social risks associated with lending transactions are managed within

BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating environmental and social risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

We have developed a robust Environmental Management System (EMS) to manage the impact of our operations on the environment. Our goal is to achieve continual improvement in our overall environmental performance. Our EMS requires that we identify activities within our operations that have a potential impact on the environment, and establish objectives, targets and processes to mitigate or eliminate those impacts. It also requires that we monitor performance against stated objectives and take action to continually reduce the impact of our operational footprint on the environment.

We have achieved certification under the internationally recognized standard, ISO 14001 Environmental Management Systems, for our leased 19-floor office tower located at 55 Bloor Street West in Toronto and for the Bank of Montreal Institute for Learning facility located in Toronto. We continue to apply our EMS across all our operations as we strive to minimize our impact on the environment.

Caution

This Enterprise-Wide Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 27.

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2011 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2012. This section summarizes our performance in fiscal 2011 relative to fiscal 2010. As noted on page 24, certain prior year data has been reclassified to conform to the presentation in 2012, including restatements arising from transfers between operating groups and restatements of 2011 results for changes arising from the adoption of IFRS. Results for 2010 were not restated to conform with IFRS and, as such, certain variances in results between years may not be meaningful. Further information on restatements is provided on page 44.

Net income increased $230 million or 8.0% to $3,114 million in fiscal 2011 and earnings per share (EPS) increased $0.09 or 1.9% to $4.84. Adjusted net income increased $359 million or 12% to $3,275 million and adjusted EPS increased $0.29 or 6.0% to $5.10. Adjusting items are detailed on pages 32 and 98. Return on equity and adjusted return on equity were 15.1% and 16.0%, respectively, up from 14.9% and 15.0%, respectively, in 2010, primarily due to an increase of $230 million in earnings ($359 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $1.2 billion from 2010 primarily due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital. The increase was lowered by the impact of the reduction in reported opening retained earnings in fiscal 2011 as a result of the adoption of IFRS on the November 1, 2010 transition date.

Revenue increased $1,704 million or 14% in 2011 to $13,943 million. Adjusted revenue increased $1,503 million or 12% to $13,742 million. M&I contributed $640 million or 5.2% to adjusted revenue growth in 2011. There was strong adjusted revenue growth in P&C U.S. and in PCG, in large part due to the acquired business, and solid growth in P&C Canada, driven by volume growth in most products, partly offset by a slight reduction in net interest margin. Adjusted revenue growth in BMO Capital Markets was modest, as higher investment banking fees and equity trading revenues were partly offset by lower trading net interest income, a decrease in corporate lending revenues and lower lending volumes. The weaker U.S. dollar lowered overall adjusted revenue growth by $174 million or 1.4 percentage points, excluding the impact related to acquisitions. For the fourth consecutive year, there was solid growth in consolidated net interest income and non-interest revenue.

The global economy experienced volatile and uncertain market conditions in 2011, causing certain sectors to remain challenged, notably the real estate sector. The uncertainty persisted throughout 2011, largely due to growing concerns surrounding the European and U.S. economies, placing pressure on the global economic recovery. BMO recorded $1,212 million of provisions for credit losses in 2011, comprised of $1,126 million of specific provisions for credit losses and an

$86 million increase in the collective allowance. This compared to the $1,049 million provision recorded in 2010, comprised of specific provisions with no change to the collective allowance.

Non-interest expense increased $1,122 million or 15% to $8,741 million in 2011. Adjusted non-interest expense increased $870 million or 11% to $8,453 million. The net effect of the M&I acquisition increased adjusted expense in 2011 relative to 2010 by $381 million or 5.0%. The weaker U.S. dollar reduced adjusted expense in 2011 by $113 million or 1.5%, excluding the impact related to acquisitions. Excluding these two factors, expenses increased $602 million or 7.9%, primarily due to continued investment in our business. There were also increases due to implementation of the harmonized sales tax in Ontario and British Columbia in July 2010. Employment levels increased in 2011 by 9,346 full-time equivalent employees or 25% to 46,975 full-time equivalent employees at October 31, 2011, due to acquisitions and continued investment in our businesses.

The provision for income taxes was $876 million in 2011, compared with $687 million in 2010. The adjusted provision for income taxes in 2011 was $906 million, compared with $691 million in 2010. The effective tax rate in 2011 was 22.0%, compared with 19.2% in 2010. The adjusted effective tax rate in 2011 was 21.7%, compared with 19.2% in 2010. The higher effective adjusted tax rate in 2011 was mainly attributable to proportionately lower tax-exempt income and lower net recoveries of prior years’ income taxes, partially offset by the effect of a reduction in the Canadian statutory income tax rate.

Net income in P&C Canada in 2011 rose $107 million or 6.4% from 2010 to $1,773 million. Revenue increased $305 million or 5.2% to $6,168 million. Results reflected volume growth in most products, partially offset by lower net interest margin. There was good revenue growth in commercial banking and personal banking, with revenues growing by 7.8% and 3.6%, respectively. Non-interest expense increased $169 million or 5.6% to $3,148 million due to higher initiative-related spending, higher employee-related costs and the inclusion of results for two additional months of the Diners Club business.

Net income in P&C U.S. increased $136 million or 62% to $352 million in 2011. Adjusted net income was $387 million, up $152 million or 64%. On a U.S. dollar basis, net income increased $149 million or 72% and adjusted net income increased $166 million or 74%, with M&I contributing $124 million and $142 million, respectively. Revenue increased $557 million to $1,972 million, and increased $639 million on a U.S. dollar basis. Adjusted non-interest expense increased $246 million or 26% to $1,183 million, and increased $299 million or 33% on a U.S. dollar basis. The acquired M&I business increased adjusted non-interest expense by $275 million, and $276 million on a U.S. dollar basis.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income in Private Client Group was $476 million, up $45 million or 10% from 2010. Adjusted net income was $486 million, up $49 million or 11%. Adjusted net income in PCG excluding insurance was $355 million, up $86 million or 32%. Adjusted net income in Insurance was $131 million, down $37 million or 22%, due to the impact of higher than usual earthquake-related reinsurance claims and the unfavourable impact of movements in long-term interest rates. Revenue of $2,585 million in 2011 increased $329 million or 15%. Revenue in PCG excluding insurance increased by 19% due to the impact of the M&I and LGM acquisitions, as well as growth in all of our businesses, due in part to increases in client assets under management and administration. Insurance revenues decreased 15% primarily due to the impact of the reinsurance claims and interest rate movements described above, partially offset by higher net premium revenue. Non-interest expense of $1,956 million increased $277 million or 17%. Adjusted non-interest expense of $1,944 million increased $271 million or 16% primarily due to the impact of acquisitions and higher revenue-based costs, in line with improved performance.

Net income in BMO Capital Markets increased $86 million to $902 million in 2011, as revenue increases and lower provisions for credit losses were partially offset by increased expenses. Revenue increased $21 million to $3,299 million in 2011. Revenue growth reflected the strength and resilience of our businesses. Net interest income decreased due to lower trading net interest income in a weaker market environment, and a decrease in corporate banking revenue, reflecting lower asset levels and reduced spreads. Non-interest revenue increased, driven by higher investment banking fees, particularly from mergers and acquisitions and debt underwriting, and an improvement in equity trading revenue, partly offset by a decline in lending fees. The weaker U.S. dollar reduced revenue by $70 million. Provisions for credit losses were $145 million lower on an expected loss basis. Non-interest expense increased $70 million or 3.8% to $1,895 million due to increased employee costs, as we made strategic hires across our operations to position our business for future growth, and to higher professional fees and computer costs.

Corporate Services net loss for the year was $389 million, compared with a net loss of $245 million in 2010. There was an adjusted net loss of $281 million, compared with an adjusted net loss of $244 million in 2010. The increase in the adjusted net loss was attributable to higher expenses and higher provisions for credit losses charged to Corporate Services under our expected loss provisioning methodology, partly offset by improved revenues. The improvement in revenues was primarily due to a lower group teb offset, partially offset by higher residual funding costs and costs associated with supplemental liquidity. Adjusted expense increased, driven by increases in technology investment spending, professional fees and employee costs.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

94	BMO Financial Group 195th Annual Report 2012

Review of Fourth Quarter 2012 Performance

Reported net income for the fourth quarter of 2012 was $1,082 million, up 41% or $314 million from a year ago. Adjusted net income for the fourth quarter was $1,125 million, up 35% or $293 million from a year ago. Adjusted results for the quarter exclude: $35 million after-tax net benefit for credit-related items in respect of the M&I purchased performing loan portfolio; $153 million pre-tax ($95 million after tax) for integration costs of the acquired business; $67 million before and after tax benefit from run-off structured credit activities; a $49 million decrease ($27 million after tax) in the collective allowance for credit losses; a $74 million ($53 million after tax) restructuring charge to help align our cost structure for the current and future business environment; and $34 million pre-tax ($24 million after tax) of amortization of acquisition-related intangible assets. Summary income statements and data for the quarter and comparative quarters are outlined on page 97. Adjusting items are included in Corporate Services except the amortization of acquisition-related intangible assets, which is included across the operating groups.

Amounts in the rest of this Review of Fourth Quarter 2012 Performance section are stated on an adjusted basis.

Net income growth reflected good revenue growth and controlled expense growth, resulting in operating leverage of 2.7%. Provisions for credit losses were lower and the effective tax rate decreased. BMO Capital Markets net income was significantly higher than a year ago as the market environment improved. PCG results were also higher, due to improvements in its insurance operations. P&C Canada’s results on an expected loss basis were unchanged from a year ago as the effects of increased balances and fees across most products were offset by reduced net interest margin. Its net income increased on an actual loss basis. P&C U.S. results decreased from strong results a year ago due to lower revenue, due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees. Corporate Services net income was higher, due primarily to a recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology.

BMO’s revenue increased $250 million or 6.8% to $3,920 million. There was strong growth in BMO Capital Markets and in Private Client Group. Revenues were relatively unchanged in P&C Canada and decreased in P&C U.S.

Net interest income decreased $40 million or 2.0% to $1,956 million. BMO’s overall net interest margin decreased by 11 basis points year over year to 1.67% due to decreases in each of the operating groups. Average earning assets increased $20.2 billion or 4.5% relative to a year ago. There was strong asset growth in BMO Capital Markets, P&C Canada and Private Client Group, partly offset by a decrease in P&C U.S.

Non-interest revenue increased $290 million or 17% to $1,964 million from the fourth quarter a year ago. There was strong growth in trading revenues as the trading environment was improved from the prior year. Underwriting fees also improved. Foreign exchange revenues increased and insurance revenues were higher due to changes to our investment portfolio to improve asset-liability management and the annual review of actuarial assumptions.

Non-interest expense increased $95 million or 4.1% from a year ago to $2,436 million. The increase was attributable to higher performance-based costs and spending on strategic initiatives. Our increased focus on productivity contributed to relatively low expense growth.

Provisions for credit losses in the fourth quarter of 2012 were $113 million or an annualized 20 basis points of average net loans and acceptances, compared with $281 million or 53 basis points in the fourth quarter of 2011. Included in the provision for credit losses is a recovery of $132 million related to the M&I purchased credit impaired loans this quarter, compared with $nil in the fourth quarter of 2011.

The provision for income taxes of $246 million increased $30 million. The effective tax rate for the quarter was 17.9%, compared with 20.7% in the fourth quarter of 2011 due to higher recoveries of prior periods’ income taxes.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Earning Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 97. Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011 and 2012, but conditions have improved overall and quarterly adjusted results have trended higher over the past two years. We are now more focused on improving our productivity in the low growth environment.

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.

P&C Canada has continued to offer attractive products and services to meet our customers’ needs while also providing new products across all channels. These include BMO Mobile Banking, the Online Banking for Business portal and BMO Business Bundles. Customer loyalty improved in both the personal and commercial segments and we continue to see increases in the average number of product categories used by both personal and commercial banking customers. We have strengthened our branch network, expanded our ABM network and added to our specialized sales force. P&C Canada has maintained its good performance over the past two years. Results have reflected growth in volumes across most products in both the personal and commercial segments, but growth in earnings and revenue has been muted by reduced net interest margin as a result of the low interest rate environment and competitive pressures.

P&C U.S. continues to build a customer-focused culture with a superior combination of sector expertise and local knowledge centred on helping our customers grow and achieve their financial goals. P&C U.S. has operated in a difficult economic environment since 2007. A drop in loan utilization in 2010 affected revenue growth and net income, but results improved significantly in 2011 and 2012 as we began to include the results of the acquired business late in the third quarter of 2011, as well as improved commercial loan utilization.

Private Client Group is focused on helping clients reach their goals by providing a broad offering of innovative, high-value products and solutions. Operating results improved in 2012 after having also increased in 2011. Quarterly results in PCG, excluding Insurance, have grown on a relatively consistent basis, reflecting increases in revenues from acquisitions and across most businesses. Quarterly results in Insurance have been subject to variability due to unusually high charge in respect of reinsurance claims related to earthquakes in Japan and New Zealand in 2011 and the effects of long-term interest rate movements in both 2011 and 2012. Results in the fourth quarter each year also reflect the impact from the annual review of actuarial assumptions and, in the fourth quarter of 2012, the benefit of changes to the investment portfolio to improve asset-liability management. In the third quarter of 2011 PCG’s results began to reflect the acquisition of the Lloyd George Management group of companies and the M&I wealth management business. M&I in particular has contributed to strong results for both years.

BMO Capital Markets continues to implement a strategy of building a North American capital markets business by deepening core relationships through a unified approach to client coverage and generating ideas that create a better client experience. Results in the first nine months of 2011 were very strong, but fell in the fourth quarter of that year due to a difficult market environment. Results in the first nine months of 2012 were generally good, but were down from the levels recorded in 2011 due to less favourable market conditions; however, results in the final quarter of 2012 were stronger, due to increased revenues and a recovery of prior periods’ income taxes, and net income for 2012 was better than in 2011.

BMO’s overall provisions for credit losses measured as a percentage of loans and acceptances were lower in 2012 than in 2011. Adjusted provisions, which exclude provisions on the M&I purchased loan portfolio and changes in the collective allowance, were relatively consistent throughout 2012 but were also lower than in 2011, due in part to recoveries of provisions on the M&I purchased credit impaired loan portfolio and an improvement in the credit environment.

Corporate Services quarterly net income can vary, in large part due to the effects of our use of an expected loss provisioning methodology for management reporting purposes, changes in the collective allowance and the impact of recording revenue, expense and income taxes not attributed to the client operating groups. Adjusted results in Corporate Services reflect greater consistency, and on this basis, were relatively steady in 2012 and better than in 2011. This was primarily due to a reduction in the adjusted provision for credit losses recorded in Corporate Services in 2012, reflecting the significant recoveries of provisions on the M&I purchased credit impaired loan portfolio. BMO’s overall provisions on an actual loss basis in 2012 were down from the prior year, and this resulted in an increase in net income in Corporate Services in 2012. BMO’s actual credit losses were lower than expected losses charged to the client operating groups in 2012, compared with a charge in 2011 when BMO’s actual credit losses were higher than expected losses charged to the operating groups. The application of expected credit losses and actual credit losses is discussed in the Corporate Services including the Technology and Operations section on page 58.

The U.S. dollar weakened in the first half of 2011 before strengthening in the fourth quarter and reaching a level close to parity. Movements in exchange rates in 2012 were more subdued. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The adjusted effective rate was lower in 2012 than in 2011 due in large part to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes.

Caution

This Quarterly Earnings Trends section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

96	BMO Financial Group 195th Annual Report 2012

Summarized Statement of Income and Quarterly Financial Measures

($ millions)	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011*	July 31 2011*	April 30 2011*	Jan. 31 2011*	2012	2011*	2010
Net interest income	2,145	2,225	2,120	2,318	2,262	1,803	1,692	1,717	8,808	7,474	6,235
Non-interest revenue	2,031	1,653	1,839	1,799	1,560	1,517	1,641	1,751	7,322	6,469	6,004
Total revenue	4,176	3,878	3,959	4,117	3,822	3,320	3,333	3,468	16,130	13,943	12,239
Provision for credit losses – specific	216	229	195	122	299	245	265	317	762	1,126	1,049
Provision for credit losses – general	(24)	8	–	19	63	(15)	32	6	3	86	–
Non-interest expense	2,701	2,484	2,499	2,554	2,432	2,221	2,030	2,058	10,238	8,741	7,619
Income before provision for income taxes	1,283	1,157	1,265	1,422	1,028	869	1,006	1,087	5,127	3,990	3,571
Provision for income taxes	201	187	237	313	260	161	193	262	938	876	687
Net income	1,082	970	1,028	1,109	768	708	813	825	4,189	3,114	2,884

Operating group reported net income:
Personal and Commercial Banking	569	582	567	583	594	533	467	531	2,301	2,125	1,882
Private Client Group	166	109	145	105	137	104	91	144	525	476	431
BMO Capital Markets	293	232	225	198	143	270	229	260	948	902	816
Corporate Services, including T&O	54	47	91	223	(106)	(199)	26	(110)	415	(389)	(245)
BMO Financial Group reported net income	1,082	970	1,028	1,109	768	708	813	825	4,189	3,114	2,884
Adjusted net income	1,125	1,013	982	972	832	856	770	817	4,092	3,275	2,916

Information per Common Share ($)
Dividends declared	0.72	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.82	2.80	2.80
Earnings
Basic	1.59	1.42	1.52	1.65	1.12	1.10	1.34	1.36	6.18	4.90	4.78
Diluted	1.59	1.42	1.51	1.63	1.11	1.09	1.32	1.34	6.15	4.84	4.75
Adjusted earnings
Basic	1.65	1.49	1.45	1.43	1.22	1.35	1.26	1.35	6.02	5.17	4.83
Diluted	1.65	1.49	1.44	1.42	1.20	1.34	1.25	1.32	6.00	5.10	4.81
Book value	40.25	39.43	38.06	37.85	36.76	35.38	31.38	31.38	40.25	36.76	34.09
Market price
High	59.96	58.73	59.91	61.29	61.40	62.74	63.94	62.44	61.29	63.94	65.71
Low	56.72	53.15	56.54	54.38	55.02	59.31	57.81	56.17	53.15	55.02	49.78
Close	59.02	57.44	58.67	58.29	58.89	60.03	62.14	57.78	59.02	58.89	60.23

Financial Measures (%)
Dividend yield	4.9	4.9	4.8	4.8	4.8	4.7	4.5	4.8	4.8	4.8	4.6
Diluted earnings per share growth	43.2	30.3	14.4	21.6	(10.5)	(3.5)	4.8	19.6	27.1	1.9	54.2
Adjusted diluted earnings per share growth	37.5	11.2	15.2	7.6	(4.8)	17.5	(2.3)	16.8	17.6	6.0	19.7
Return on equity	15.6	14.5	16.2	17.2	12.7	13.3	17.5	17.8	15.9	15.1	14.9
Adjusted return on equity	16.3	15.2	15.4	15.0	13.9	16.4	16.6	17.6	15.5	16.0	15.0
Net economic profit growth	+100	84.5	16.2	33.4	(21.1)	31.0	30.9	+100	53.0	33.0	+100
Net income growth	40.8	36.9	26.5	34.4	1.4	3.0	6.5	22.1	34.5	8.0	54.8
Adjusted net income growth	35.1	18.4	27.5	18.9	8.6	22.9	–	19.7	24.9	12.3	22.9
Revenue growth	9.3	16.8	18.8	18.7	18.1	13.9	9.0	14.4	15.7	13.9	10.6
Adjusted revenue growth	6.8	8.8	14.9	8.5	13.4	16.0	6.1	13.7	9.7	12.3	5.7
Expense growth	11.0	11.9	23.2	24.1	19.9	16.5	10.4	11.5	17.1	14.7	3.2
Adjusted expense growth	4.1	13.2	18.2	16.1	16.0	9.1	9.0	11.5	12.5	11.5	5.0
Net interest margin on earning assets	1.83	1.88	1.89	2.05	2.01	1.76	1.82	1.78	1.91	1.85	1.88
Adjusted net interest margin on earning assets	1.67	1.70	1.76	1.85	1.78	1.78	1.83	1.79	1.74	1.79	1.88
Efficiency ratio	64.7	64.1	63.1	62.0	63.7	66.9	60.9	59.3	63.5	62.7	62.2
Adjusted efficiency ratio	62.2	63.7	63.2	63.5	63.8	61.2	61.5	59.4	63.1	61.5	62.0
Operating leverage	(1.7)	4.9	(4.4)	(5.4)	(1.8)	(2.6)	(1.4)	2.9	(1.4)	(0.8)	7.4
Adjusted operating leverage	2.7	(4.4)	(3.3)	(7.6)	(2.6)	6.9	(2.9)	2.2	(2.8)	0.8	0.7
Provision for credit losses as a % of average net loans and acceptances	0.30	0.38	0.32	0.23	0.60	0.43	0.58	0.63	0.31	0.56	0.61
Effective tax rate	15.7	16.2	18.7	22.0	25.3	18.5	19.2	24.1	18.3	22.0	19.2
Adjusted effective tax rate	17.9	16.9	19.5	23.7	20.7	19.7	21.7	24.5	19.5	21.7	19.2
Canadian/U.S. dollar average exchange rate ($)	0.989	1.018	0.992	1.013	1.008	0.963	0.962	1.007	1.003	0.985	1.043
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (1)	9.30	9.15	9.34	8.74	8.98	7.94	10.18	11.46	9.30	8.98	12.18
Cash and securities-to-total assets	29.4	31.3	32.0	32.2	29.5	32.0	32.9	33.1	29.4	29.5	35.0
Common Equity Ratio (Basel II basis)	10.5	10.3	9.9	9.7	9.6	9.1	10.7	10.2	10.5	9.6	10.3
Tier 1 Capital Ratio	12.6	12.4	12.0	11.7	12.0	11.5	13.8	13.0	12.6	12.0	13.5
Total Capital Ratio	14.9	14.8	14.9	14.6	14.9	14.2	17.0	15.2	14.9	14.9	15.9

2010 based on CGAAP.

* Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

(1)	Effective in the fourth quarter of 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Net economic profit and adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusting Items section on page 32.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and these expenses have been designated as adjusting items because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can affect trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. These include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value.

Pre-provision, pre-tax earnings is considered a useful measure of performance because it excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In fiscal 2012, adjusting items increased pre-tax income by $44 million ($97 million after tax) and included a $251 million net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio; an $82 million ($53 million after tax) decrease in the collective allowance; costs of $402 million ($250 million after tax) for the integration of the acquired business; a $134 million ($96 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit from run-off structured credit activities of $264 million ($261 million after tax) primarily included in trading revenue; and a restructuring charge of $173 million ($122 million after tax) to align our cost structure with the emerging business environment. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $11 million ($10 million after tax); P&C U.S. $94 million ($64 million after tax); Private Client Group $28 million ($21 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In fiscal 2011, adjusting items decreased net income by $161 million after tax and included: a $107 million net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio; an increase in the collective allowance for credit losses of $6 million ($4 million after tax); costs of $131 million ($84 million after tax) for the integration of the acquired business; M&I acquisition-related costs of $87 million ($62 million after tax); a $70 million ($54 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $50 million loss before and after tax from run-off structured credit activities; and a $20 million ($14 million after tax) charge on the hedge of foreign currency risk on the purchase of M&I. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $9 million ($9 million after tax); P&C U.S. $49 million ($35 million after tax); and Private Client Group $12 million ($10 million after tax).

In fiscal 2010, there were no adjusting items other than a $36 million ($32 million after tax) charge for amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $6 million ($6 million after tax); P&C U.S. $23 million ($19 million after tax); Private Client Group $6 million ($6 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In the fourth quarter of 2012, adjusting items decreased net income by $88 million ($43 million after tax) and included a $35 million net benefit after tax of credit-related items in respect of the acquired M&I performing loan portfolio; an increase in the collective allowance for credit losses of $49 million ($27 million after tax); costs of $153 million ($95 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit from run-off structured credit activities of $67 million before and after tax; and a restructuring charge of $74 million ($53 million after tax) to align our cost structure with the current and future business environment. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($16 million after tax); and Private Client Group $7 million ($6 million after tax).

In the fourth quarter of 2011, adjusting items decreased net income by $64 million after tax. Adjusting items consisted of a $107 million net benefit after tax of credit-related items in respect of the acquired M&I performing loan portfolio; $53 million ($35 million after tax) for the integration costs of the acquired business; a $33 million ($25 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $119 million loss before and after tax from the results of run-off structured credit activities, primarily included in trading revenue; a $17 million ($12 million after tax) collective provision for credit losses; and a $5 million ($4 million after tax) charge for M&I acquisition-related costs. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

98	BMO Financial Group 195th Annual Report 2012

Non-GAAP Measures (Cont’d)

(Canadian $ in millions, except as noted)	2012	2011*	2010	Q4 2012	Q4 2011*

Reported Results
Revenue	16,130	13,943	12,239	4,176	3,822
Non-interest expense	(10,238)	(8,741)	(7,619)	(2,701)	(2,432)
Pre-provision, pre-tax earnings	5,892	5,202	4,620	1,475	1,390
Provision for credit losses	(765)	(1,212)	(1,049)	(192)	(362)
Provision for income taxes	(938)	(876)	(687)	(201)	(260)
Net income	4,189	3,114	2,884	1,082	768

Reported Measures (5)
EPS ($)	6.15	4.84	4.75	1.59	1.11
Net income growth (%)	34.5	8.0	54.8	40.8	1.4
EPS growth (%)	27.1	1.9	54.2	43.2	(10.5)
Revenue growth (%)	15.7	13.9	10.6	9.3	18.1
Non-interest expense growth (%)	17.1	14.7	3.2	11.0	19.9
Efficiency ratio (%)	63.5	62.7	62.2	64.7	63.7
Operating leverage (%)	(1.4)	(0.8)	7.4	(1.7)	(1.8)
Return on equity (%)	15.9	15.1	14.9	15.6	12.7

Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	407	173	–	57	173
M&I integration costs (4)	(402)	(131)	–	(153)	(53)
M&I acquisition-related costs	–	(87)	–	–	(5)
Hedge costs related to foreign exchange risk on purchase of M&I	–	(20)	–	–	–
Amortization of acquisition-related intangible assets (4)	(134)	(70)	(36)	(34)	(33)
Decrease (increase) in the collective allowance for credit losses	82	(6)	–	49	17
Run-off structured credit activities (3)	264	(50)	–	67	(119)
Restructuring charge (4)	(173)	–	–	(74)	–
Adjusting items included in reported pre-tax income	44	(191)	(36)	(88)	(20)

Adjusting Items (After tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	251	107	–	35	107
M&I integration costs (4)	(250)	(84)	–	(95)	(35)
M&I acquisition-related costs	–	(62)		–	(4)
Hedge costs related to foreign exchange risk on purchase of M&I	–	(14)	–	–	–
Amortization of acquisition-related intangible assets (4)	(96)	(54)	(32)	(24)	(25)
Decrease (increase) in the collective allowance for credit losses	53	(4)	–	27	12
Run-off structured credit activities (3)	261	(50)	–	67	(119)
Restructuring charge (4)	(122)	–	–	(53)	–
Adjusting items included in reported net income after tax	97	(161)	(32)	(43)	(64)
EPS ($)	0.15	(0.26)	(0.06)	(0.06)	(0.09)

Adjusted Results (1)
Revenue	15,067	13,742	12,239	3,920	3,670
Non-interest expense	(9,513)	(8,453)	(7,583)	(2,436)	(2,341)
Pre-provision, pre-tax earnings	5,554	5,289	4,656	1,484	1,329
Provision for credit losses	(471)	(1,108)	(1,049)	(113)	(281)
Provision for income taxes	(991)	(906)	(691)	(246)	(216)
Adjusted net income	4,092	3,275	2,916	1,125	832

Adjusted Measures (1) (5)
EPS ($)	6.00	5.10	4.81	1.65	1.20
Net income growth (%)	24.9	12.3	22.9	35.1	8.6
EPS growth (%)	17.6	6.0	19.7	37.5	(4.8)
Revenue growth (%)	9.7	12.3	5.7	6.8	13.4
Non-interest expense growth (%)	12.5	11.5	5.0	4.1	16.0
Efficiency ratio (%)	63.1	61.5	62.0	62.2	63.8
Operating leverage (%)	(2.8)	0.8	0.7	2.7	(2.6)
Return on equity (%)	15.5	16.0	15.0	16.3	13.9

2010 based on CGAAP.

(1)	Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $783 million of net interest income, $291 million of specific provisions for credit losses and $85 million of collective provisions in 2012; and $271 million of net interest income, $80 million of specific provisions for credit losses and $18 million of collective provisions in 2011.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for years prior to 2012 may not be meaningful.
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

BMO Financial Group 195th Annual Report 2012	99

SUPPLEMENTAL INFORMATION

Supplemental Information

As of November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the non-GAAP Measures section on page 98.

Table 1: Shareholder Value

As at or for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Market Price per Common Share ($)
High	61.29	63.94	65.71	54.75	63.44	72.75	70.24	62.44	59.65	50.26
Low	53.15	55.02	49.78	24.05	35.65	60.21	56.86	53.05	49.28	37.79
Close	59.02	58.89	60.23	50.06	43.02	63.00	69.45	57.81	57.55	49.33

Common Share Dividends
Dividends declared per share ($)	2.82	2.80	2.80	2.80	2.80	2.71	2.26	1.85	1.59	1.34
Dividends paid per share ($)	2.80	2.80	2.80	2.80	2.80	2.63	2.13	1.80	1.50	1.29
Dividend payout ratio (%)	45.6	57.1	58.6	90.6	73.9	64.8	43.0	39.1	35.2	38.2
Dividend yield (%)	4.8	4.8	4.6	5.6	6.5	4.3	3.3	3.2	2.8	2.7
Dividends declared ($ millions)	1,820	1,690	1,571	1,530	1,409	1,354	1,133	925	796	666

Total Shareholder Return (%)
Five-year average annual return	4.2	1.9	5.9	1.8	0.9	14.2	19.1	13.8	18.9	12.9
Three-year average annual return	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6	18.4	23.0	15.3
One-year return	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4

Common Share Information
Number outstanding (in thousands)
End of year	650,730	639,000	566,468	551,716	504,575	498,563	500,726	500,219	500,897	499,632
Average basic	644,407	591,403	559,822	540,294	502,062	499,950	501,257	500,060	501,656	496,208
Average diluted	648,615	607,068	563,125	542,313	506,697	508,614	511,173	510,845	515,045	507,009
Number of shareholder accounts	59,238	58,769	36,612	37,061	37,250	37,165	38,360	40,104	41,438	42,880
Book value per share ($)	40.25	36.76	34.09	31.95	32.02	28.29	28.89	26.48	24.20	22.09
Total market value of shares ($ billions)	38.4	37.6	34.1	27.6	21.7	31.4	34.8	28.9	28.8	24.6
Price-to-earnings multiple	9.6	12.2	12.7	16.3	11.4	15.3	13.5	12.5	13.1	14.3
Price-to-adjusted earnings multiple	9.8	11.5	12.5	12.5	9.2	11.6	13.4	12.9	13.4	13.7
Market-to-book value multiple	1.47	1.49	1.77	1.57	1.34	2.23	2.40	2.18	2.38	2.23
2010 and prior based on CGAAP.

Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.

100	BMO Financial Group 195th Annual Report 2012

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,808	7,474	6,235	5,570	5,072	12.8	6.5
Non-interest revenue	7,322	6,469	6,004	5,494	5,133	10.1	6.4
Total revenue	16,130	13,943	12,239	11,064	10,205	11.5	6.5
Provision for credit losses	765	1,212	1,049	1,603	1,330	nm	nm
Non-interest expense	10,238	8,741	7,619	7,381	6,894	9.2	5.4
Income before provision for income taxes	5,127	3,990	3,571	2,080	1,981	16.4	11.2
Provision for (recovery of) income taxes	938	876	687	217	(71)	37.8	9.2
Non-controlling interest in subsidiaries (1)	na	na	74	76	74	nm	nm
Net income	4,189	3,114	2,810	1,787	1,978	13.7	11.6
Attributable to bank shareholders	4,115	3,041	2,810	1,787	1,978	14.1	11.6
Attributable to non-controlling interest in subsidiaries	74	73	na	na	na	nm	nm
Net income	4,189	3,114	2,810	1,787	1,978	13.7	11.6

Income Statement – Adjusted Results
Net interest income	8,029	7,248	6,235	5,570	5,072	10.7	5.5
Non-interest revenue	7,038	6,494	6,004	6,015	5,521	5.2	7.2
Total revenue	15,067	13,742	12,239	11,585	10,593	7.9	5.7
Provision for credit losses	471	1,108	1,049	1,543	1,070	nm	nm
Non-interest expense	9,513	8,453	7,583	7,220	6,852	7.9	6.1
Income before provision for income taxes	5,083	4,181	3,607	2,822	2,671	7.9	7.2
Provision for (recovery of) income taxes	991	906	691	450	158	10.7	(0.4)
Non-controlling interest in subsidiaries (1)	na	na	74	76	74	nm	nm
Adjusted net income	4,092	3,275	2,916	2,372	2,513	7.3	10.5
Attributable to bank shareholders	4,018	3,202	2,916	2,372	2,513	6.9	10.3
Attributable to non-controlling interest in subsidiaries	74	73	na	na	na	nm	nm
Adjusted net income	4,092	3,275	2,916	2,372	2,513	7.3	10.5

Earnings per Share (EPS) ($)
Basic	6.18	4.90	4.78	3.09	3.79	8.1	8.5
Diluted	6.15	4.84	4.75	3.08	3.76	8.4	8.7
Adjusted diluted	6.00	5.10	4.81	4.02	4.67	2.0	7.5

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	34.5	8.0	54.8	(9.2)	(7.0)	na	na
Adjusted net income growth	24.9	12.3	22.9	(5.6)	(12.8)	na	na
Diluted EPS growth	27.1	1.9	54.2	(18.1)	(8.5)	na	na
Adjusted diluted EPS growth	17.6	6.0	19.7	(13.9)	(14.0)	na	na

2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1) Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.

nm – not meaningful

na – not applicable

BMO Financial Group 195th Annual Report 2012	101

SUPPLEMENTAL INFORMATION

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Reported net income	4,189	3,114	2,810	1,787	1,978	2,131	2,663	2,396	2,295	1,781
Attributable to non-controlling interest in subsidiaries (1)	74	73	na	na	na	na	na	na	na	na
Preferred dividends	136	146	136	120	73	43	30	30	31	38
Reported net income available to common shareholders	3,979	2,895	2,674	1,667	1,905	2,088	2,633	2,366	2,264	1,743
Average common shareholders’ equity	25,106	19,145	17,980	16,865	14,612	14,506	13,703	12,577	11,696	10,646
Return on equity (%)	15.9	15.1	14.9	9.9	13.0	14.4	19.2	18.8	19.4	16.4
Return on average assets (%)	0.76	0.65	0.71	0.41	0.50	0.59	0.86	0.81	0.87	0.67
Return on average risk-weighted assets (%) (2)	1.98	1.70	1.74	0.97	1.07	1.20	1.71	1.63	1.67	1.37
Return on average assets available to common shareholders (%)	0.73	0.62	0.67	0.38	0.48	0.58	0.85	0.80	0.86	0.66
Average equity to average total assets (%)	0.05	0.04	0.05	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Adjusted net income	4,092	3,275	2,916	2,372	2,513	2,881	2,752	2,386	2,260	1,882
Adjusted net income available to common shareholders	3,882	3,056	2,780	2,252	2,440	2,838	2,722	2,356	2,229	1,844
Adjusted return on equity (%)	15.5	16.0	15.0	12.9	16.2	19.0	19.3	18.3	18.9	17.1
Adjusted return on average assets (%)	0.74	0.68	0.71	0.52	0.61	0.78	0.87	0.78	0.85	0.72
Adjusted return on average risk-weighted assets (%) (2)	1.93	1.79	1.76	1.25	1.32	1.58	1.71	1.58	1.65	1.43
Adjusted return on average assets available to common shareholders (%)	0.71	0.65	0.68	0.50	0.59	0.77	0.86	0.77	0.84	0.70

2010 and prior based on CGAAP.

(1)	Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.
(2)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.

na – not applicable

Table 4: Summary Balance Sheet ($ millions)

As at October 31	2012	2011	2010	2009	2008
Assets
Cash and cash equivalents	19,941	19,676	17,368	9,955	9,134
Interest bearing deposits with banks	6,341	5,980	3,186	3,340	11,971
Securities	128,324	122,115	123,399	110,813	100,138
Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962
Other assets	69,997	75,949	62,942	60,515	79,812
Total assets	525,449	500,575	411,640	388,458	416,050
Liabilities and Shareholders’ Equity
Deposits	323,702	302,373	249,251	236,156	257,670
Other liabilities	167,102	164,197	135,933	126,719	134,761
Subordinated debt	4,093	5,348	3,776	4,236	4,315
Capital trust securities	462	821	800	1,150	1,150
Preferred share liability	–	–	–	–	250
Share capital
Preferred	2,465	2,861	2,571	2,571	1,746
Common	11,957	11,332	6,927	6,198	4,708
Contributed surplus	213	113	92	79	69
Retained earnings	13,540	11,381	12,848	11,748	11,632
Accumulated other comprehensive loss	480	666	(558)	(399)	(251)
Non-controlling interest in subsidiaries	1,435	1,483	–	–	–
Total liabilities and shareholders’ equity	525,449	500,575	411,640	388,458	416,050
Average Daily Balances
Net loans and acceptances	247,438	215,414	171,554	182,097	175,079
Assets	544,264	469,934	398,474	438,548	397,609

2010 and prior based on CGAAP.

102	BMO Financial Group 195th Annual Report 2012

Table 5: Asset Liquidity ($ millions, except as noted)

As at October 31	2012	2011	2010	2009	2008
Canadian Dollar Cash and Securities
Cash and cash equivalents	3,991	5,799	1,681	2,518	138
Interest bearing deposits with banks	2,218	2,299	586	680	1,793
Securities (1)
Government debt	36,815	41,577	35,711	38,097	23,822
Mortgage-backed securities and collateralized mortgage obligations (2)	613	1,081	8,442	9,800	11,043
Corporate debt	11,787	10,373	11,715	11,646	12,021
Corporate equity	28,614	23,054	19,664	14,706	11,753
Total securities	77,829	76,085	75,533	74,249	58,639
Total Canadian dollar cash and securities	84,038	84,183	77,800	77,447	60,570
U.S. Dollar and Other Currencies Cash and Securities
Cash and cash equivalents	15,950	13,877	15,687	7,437	8,996
Interest bearing deposits with banks	4,123	3,681	2,600	2,660	10,178
Securities (1)
Government debt	29,436	24,653	31,097	12,582	19,661
Mortgage-backed securities and collateralized mortgage obligations (2)	7,348	7,170	1,539	819	877
Corporate debt	10,484	8,762	5,499	13,879	11,129
Corporate equity	3,227	5,445	9,732	9,284	9,832
Total securities	50,495	46,030	47,866	36,564	41,499
Total U.S. dollar and other currencies cash and securities	70,568	63,588	66,153	46,661	60,673
Total Cash and Securities (3) (4)	154,606	147,771	143,953	124,108	121,243

Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
NHA mortgage-backed securities (reported as loans at amortized cost) (2)	9,094	8,006	–	–	–
Liquid assets (4) (5)	207,938	193,747	172,055	160,114	149,276
Cash and securities-to-total assets	29.4	29.5	35.0	31.9	29.1
Pledged assets included in total cash and securities (3)	46,623	40,569	50,506	39,041	38,142
Pledged assets included in total securities borrowed or purchased under resale agreements	18,796	16,854	18,920	25,196	21,698

2010 and prior based on CGAAP.

(1)	Average balances for the last 3 recent years are shown in Table 9 on page 106.
(2)	Under IFRS, NHA MBS that include BMO originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under the bank’s liquidity and funding management framework. This amount is shown as a separate line item called NHA mortgage-backed securities in 2012 and 2011. Prior to 2011, these securities were reported as available-for-sale securities, and included as part of mortgage-backed securities and collateralized mortgage obligations.
(3)	Included within liquid assets are cash and securities that have been pledged as security for securities borrowed, securities lent, securities sold under repurchase agreements and other secured liabilities. While pledged, these assets are not available to meet our liquidity needs. Liquid assets do not include collateral received from clients that has been repledged in the bank’s activities. For more information on pledged assets, please refer to Note 28(d) to the financial statements on page 169.
(4)	Cash and securities and liquid assets do not include other significant sources of liquidity, including highly rated collateral received from third parties that may be rehypothecated or potential liquidity that could be realized under borrowing programs with central banks or other market sources. Total cash and securities also includes select holdings management believes are not readily available to support the liquidity requirements of the bank (e.g., minimum required deposits at central banks of $1,059 million, securities held in BMO’s insurance subsidiary of $5,865 million, structured investment vehicles of $1,692 million and a credit protection vehicle of $2,180 million, and certain investments held in our merchant banking business of $714 million).
(5)	Liquid assets are primarily held in our trading business and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. For more information, please refer to Liquidity and Funding Risk on page 136.

BMO Financial Group 195th Annual Report 2012	103

Supplemental Information

SUPPLEMENTAL INFORMATION

Table 6: Other Statistical Information

As at or for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Other Information
Employees (1)
Canada	30,767	31,351	29,821	29,118	29,529	28,944	27,922	26,684	26,494	26,842
United States	14,963	15,184	7,445	6,732	7,256	6,595	6,785	6,901	6,900	6,974
Other	542	440	363	323	288	288	234	200	199	177
Total	46,272	46,975	37,629	36,173	37,073	35,827	34,941	33,785	33,593	33,993
Bank branches
Canada	930	920	910	900	983	977	963	968	988	970
United States	638	688	321	290	292	243	215	208	182	168
Other	3	3	3	5	5	4	4	4	4	4
Total	1,571	1,611	1,234	1,195	1,280	1,224	1,182	1,180	1,174	1,142
Automated banking machines
Canada	2,596	2,235	2,076	2,030	2,026	1,978	1,936	1,952	1,993	2,023
United States	1,375	1,366	905	636	640	583	547	539	479	439
Total	3,971	3,601	2,981	2,666	2,666	2,561	2,483	2,491	2,472	2,462

Rates
Average Canadian prime rate (%)	3.00	3.00	2.46	2.70	5.21	6.08	5.57	4.30	4.05	4.69
Average U.S. prime rate (%)	3.25	3.25	3.25	3.34	5.69	8.19	7.76	5.85	4.17	4.17
Canadian/U.S. dollar exchange rates ($)
High	1.05	1.06	1.08	1.30	1.29	1.19	1.20	1.27	1.40	1.59
Low	0.97	0.94	1.00	1.03	0.92	0.95	1.10	1.16	1.22	1.30
Average	1.00	0.99	1.04	1.16	1.03	1.09	1.13	1.21	1.31	1.44
End of year	1.00	1.00	1.02	1.08	1.20	0.94	1.12	1.18	1.22	1.32

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Net Interest Income	8,808	7,474	6,235	5,570	5,072	12.8	6.5
Year-over-year growth (%)	17.8	19.9	11.9	9.8	5.0	na	na

Adjusted Net Interest Income	8,029	7,248	6,235	5,570	5,072	10.7	5.5
Year-over-year growth (%)	10.8	16.3	11.9	9.8	5.0	na	na

Net Interest Margin (1)
Average earning assets	460,205	404,195	332,468	341,848	326,803	8.6	8.6
Net interest margin (%)	1.91	1.85	1.88	1.63	1.55	na	na
Adjusted net interest margin (%)	1.74	1.79	1.88	1.63	1.55	na	na
Canadian dollar net interest margin (%)	1.85	1.99	2.12	1.78	2.00	na	na
U.S. dollar and other currencies net interest margin (%)	2.01	1.61	1.47	1.43	0.92	na	na

Non-Interest Revenue
Securities commissions and fees	1,146	1,215	1,077	973	1,105	–	3.5
Deposit and payment service charges	929	834	802	820	756	5.0	2.4
Trading revenues (losses)	1,025	549	504	723	546	nm	17.2
Lending fees	641	593	572	556	429	9.6	7.7
Card fees	708	689	233	121	291	45.8	10.5
Investment management and custodial fees	725	496	355	344	339	17.6	8.8
Mutual fund revenues	647	633	550	467	589	2.4	7.7
Securitization revenues	–	–	678	929	513	(85.2)	(61.9)
Underwriting and advisory fees	442	512	445	397	353	(3.5)	6.8
Securities gains (losses), other than trading	152	189	150	(354)	(315)	(9.3)	nm
Foreign exchange, other than trading	153	130	93	53	80	3.0	0.1
Insurance income	335	283	321	295	237	6.3	12.3
Other revenues	419	346	224	170	210	8.9	2.9
Total non-interest revenue	7,322	6,469	6,004	5,494	5,133	10.1	6.4
Year-over-year growth (%)	13.2	7.7	9.3	7.0	13.6	na	na
Non-interest revenue as a % of revenue	45.4	46.4	49.1	49.7	50.3	na	na
Adjusted non-interest revenue	7,038	6,494	6,004	6,015	5,521	5.2	7.2
Year-over-year adjusted non-interest revenue growth (%)	8.4	8.1	(0.2)	8.9	1.0	na	na
Adjusted non-interest revenue as a % of adjusted revenue	46.7	47.3	49.1	51.9	52.1	na	na
Total Revenue	16,130	13,943	12,239	11,064	10,205	11.5	6.5
Year-over-year total revenue growth (%)	15.7	13.9	10.6	8.4	9.2	na	na
Total Adjusted Revenue	15,067	13,742	12,239	11,585	10,593	7.9	5.7
Year-over-year total adjusted revenue growth (%)	9.7	12.3	5.7	9.4	2.9	na	na

2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

104	BMO Financial Group 195th Annual Report 2012

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,208	2,646	2,285	2,395	2,149	10.3	4.7
Performance-based compensation	1,657	1,560	1,455	1,338	1,297	5.4	5.8
Employee benefits	763	621	624	652	530	5.4	5.6
Total employee compensation	5,628	4,827	4,364	4,385	3,976	8.0	5.2
Premises and equipment
Rental of real estate	400	360	319	306	279	9.3	8.4
Premises, furniture and fixtures	368	310	269	272	255	8.7	2.5
Property taxes	36	30	28	30	29	5.0	(3.7)
Computers and equipment (1)	1,112	878	727	673	678	7.7
Total premises and equipment (1)	1,916	1,578	1,343	1,281	1,241	8.1
Other expenses
Amortization of intangible assets (1)	339	231	203	203	183	29.2
Communications	301	259	229	221	202	15.1	5.7
Business and capital taxes	46	51	52	44	42	(0.4)	(5.0)
Professional fees	593	624	401	362	384	14.6	7.4
Travel and business development	491	382	343	309	328	11.3	6.5
Other	924	789	684	576	538	23.3	7.3
Total other expenses	2,694	2,336	1,912	1,715	1,677	17.5	7.7
Total Non-Interest Expense	10,238	8,741	7,619	7,381	6,894	9.2	5.4
Year-over-year total non-interest expense growth (%)	17.1	14.7	3.2	7.1	4.4	na	na
Total Adjusted Non-Interest Expense	9,513	8,453	7,583	7,220	6,852	7.9	6.1
Year-over-year total adjusted non-interest expense growth (%)	12.5	11.5	5.0	5.4	5.1	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.5	62.7	62.2	66.7	67.6	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.1	61.5	62.0	62.3	64.7	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	250	203	175	171	164	8.7	5.3
Property taxes	36	30	28	30	29	5.0	(3.7)
Provincial capital taxes	37	44	45	35	32	(0.2)	(6.1)
Business taxes	9	7	7	9	10	(1.0)	1.9
Harmonized sales tax, GST and other sales taxes (3)	249	235	146	116	142	15.3	5.8
Sundry taxes	2	1	1	3	3	nm	nm
Total government levies other than income taxes	583	520	402	364	380	9.8	3.3
Provision for (recovery of) income taxes	938	876	687	217	(71)	37.8	9.2
Total Government Levies and Taxes	1,521	1,396	1,089	581	309	22.4	6.5
Total government levies and taxes as a % of income available to pay government levies and taxes	26.6	31.0	27.4	23.8	13.1	na	na
Effective income tax rate (%)	18.3	22.0	19.2	10.5	(3.6)	na	na
Adjusted effective income tax rate (%)	19.5	21.7	19.2	15.9	6.0	na	na

2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 8.4% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.9% over ten years.
(2)	Government levies are included in various non-interest expense categories.
(3)	On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions.

na – not applicable

nm – not meaningful

BMO Financial Group 195th Annual Report 2012	105

SUPPLEMENTAL INFORMATION

Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2012			2011			2010
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	2,418	1.22	30	2,650	0.84	22	518	0.71	4
Securities	80,683	1.84	1,486	73,622	1.90	1,393	76,285	1.93	1,476
Securities borrowed or purchased under resale agreements	20,898	1.11	232	14,409	1.08	156	11,116	0.22	24
Loans
Residential mortgages	73,538	3.41	2,509	70,144	4.15	2,912	41,465	3.88	1,609
Non-residential mortgages	4,026	4.72	190	3,992	5.05	202	3,771	5.02	189
Consumer instalment and other personal	46,113	4.05	1,868	42,858	4.18	1,793	37,719	4.00	1,507
Credit cards	7,104	11.58	823	7,109	11.72	833	2,729	12.12	331
Businesses and governments	34,055	5.19	1,766	31,968	5.85	1,870	30,153	5.55	1,673
Total loans	164,836	4.34	7,156	156,071	4.87	7,610	115,837	4.58	5,309
Other non-interest bearing assets	80,499			91,611			78,864
Total Canadian dollar	349,334	2.55	8,904	338,363	2.71	9,181	282,620	2.41	6,813
U.S. Dollar and Other Currencies
Deposits with other banks	38,666	0.54	209	29,993	0.41	123	15,056	0.46	70
Securities	47,840	1.63	779	44,969	1.74	783	44,159	1.49	658
Securities borrowed or purchased under resale agreements	26,587	0.33	89	22,890	0.54	124	17,279	0.50	86
Loans
Residential mortgages	8,239	4.67	384	5,833	6.22	363	5,476	4.95	271
Non-residential mortgages	2,542	14.07	358	3,428	6.61	227	3,417	5.59	191
Consumer instalment and other personal	13,800	4.59	633	11,056	4.15	458	10,294	4.32	444
Credit cards	570	7.25	41	411	4.65	19	293	3.07	9
Businesses and governments	49,770	4.52	2,248	31,453	3.96	1,246	28,822	3.25	936
Total loans	74,921	4.89	3,664	52,181	4.43	2,313	48,302	3.83	1,851
Other non-interest bearing assets	6,916			(18,462)			(8,942)
Total U.S. dollar and other currencies	194,930	2.43	4,741	131,571	2.54	3,343	115,854	2.30	2,665
Total All Currencies
Total assets and interest income	544,264	2.51	13,645	469,934	2.67	12,524	398,474	2.37	9,478
Liabilities
Canadian Dollar
Deposits
Banks	4,233	0.34	14	3,137	0.34	11	2,846	(0.27)	(8)
Businesses and governments	76,139	1.51	1,147	70,096	1.79	1,251	66,088	1.28	848
Individuals	81,031	1.00	808	78,357	1.13	885	78,209	1.32	1,032
Total deposits	161,403	1.22	1,969	151,590	1.42	2,147	147,143	1.27	1,872
Securities sold but not yet purchased	20,203	–	–	16,309	–	–	12,346	–	–
Securities lent or sold under repurchase agreements (1)	24,011	1.02	244	20,181	1.22	246	24,495	0.42	103
Subordinated debt and other interest bearing liabilities	36,039	4.56	1,644	38,664	4.54	1,754	5,603	8.17	458
Other non-interest bearing liabilities	80,078			90,069			72,795
Total Canadian dollar	321,734	1.20	3,857	316,813	1.31	4,147	262,382	0.81	2,433
U.S. Dollar and Other Currencies
Deposits
Banks	17,131	1.96	335	18,144	1.47	267	19,106	1.26	241
Businesses and governments	102,380	0.10	107	74,842	0.17	131	55,715	0.19	106
Individuals	40,503	0.41	167	27,183	0.54	148	19,999	0.71	142
Total deposits	160,014	0.38	609	120,169	0.45	546	94,820	0.52	489
Securities sold but not yet purchased	6,063	–	–	4,891	–	–	5,152
Securities lent or sold under repurchase agreements (1)	27,272	0.14	38	26,596	0.11	29	22,558	0.13	30
Subordinated debt and other interest bearing liabilities	3,830	8.70	333	3,323	9.86	328	2,601	11.20	291
Other non-interest bearing liabilities	(2,348)			(23,602)			(9,590)
Total U.S. dollar and other currencies	194,831	0.50	980	131,377	0.69	903	115,541	0.70	810
Total All Currencies
Total liabilities and interest expense	516,565	0.94	4,837	448,190	1.13	5,050	377,923	0.86	3,243
Shareholders’ equity	27,699			21,744			20,551
Total Liabilities, Interest Expense and Shareholders’ Equity	544,264	0.89	4,837	469,934	1.07	5,050	398,474	0.81	3,243
Net interest margin
– based on earning assets		1.91			1.85			1.88
– based on total assets		1.62			1.59			1.56
Net interest income based on total assets			8,808			7,474			6,235
Adjusted net interest margin
– based on earning assets		1.74			1.79			1.88
– based on total assets		1.48			1.54			1.56
Adjusted net interest income based on total assets			8,029			7,248			6,235

2010 based on CGAAP.

(1)	For the years ended October 31, 2012, 2011 and 2010, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $62,038 million, $51,109 million and $53,830 million, respectively.

106	BMO Financial Group 195th Annual Report 2012

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2012/2011			2011/2010
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	(2)	9	7	15	4	19
Securities	134	(43)	91	(52)	(29)	(81)
Securities borrowed or purchased under resale agreements	70	7	77	7	124	131
Loans
Residential mortgages	141	(543)	(402)	1,111	189	1,300
Non-residential mortgages	2	(13)	(11)	11	1	12
Consumer instalment and other personal	134	(59)	75	207	79	286
Credit cards	–	(10)	(10)	531	(29)	502
Businesses and governments	122	(226)	(104)	101	97	198
Total loans	399	(851)	(452)	1,961	337	2,298
Other non-interest bearing assets	–	–	–	–	–	–
Change in Canadian dollar interest income	601	(878)	(277)	1,931	436	2,367
U.S. Dollar and Other Currencies
Deposits with other banks	35	51	86	69	(17)	52
Securities	50	(54)	(4)	12	113	125
Securities borrowed or purchased under resale agreements	20	(55)	(35)	28	11	39
Loans
Residential mortgages	149	(128)	21	18	74	92
Non-residential mortgages	(59)	190	131	1	35	36
Consumer instalment and other personal	114	61	175	33	(19)	14
Credit cards	7	15	22	4	6	10
Businesses and governments	726	276	1,002	85	225	310
Total loans	937	414	1,351	141	321	462
Other non-interest bearing assets	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest income	1,042	356	1,398	250	428	678
Total All Currencies
Change in total interest income (a)	1,643	(522)	1,121	2,181	864	3,045

Liabilities
Canadian Dollar
Deposits
Banks	4	–	4	(1)	19	18
Businesses and governments	107	(211)	(104)	52	352	404
Individuals	30	(107)	(77)	2	(150)	(148)
Total deposits	141	(318)	(177)	53	221	274
Securities sold but not yet purchased	–	–	–	–	–	–
Securities lent or sold under repurchase agreements	47	(49)	(2)	(18)	162	144
Subordinated debt and other interest-bearing liabilities	(120)	8	(112)	2,701	(1,404)	1,297
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in Canadian dollar interest expense	68	(359)	(291)	2,736	(1,021)	1,715
U.S. Dollar and Other Currencies
Deposits
Banks	(15)	83	68	(12)	38	26
Businesses and governments	48	(72)	(24)	36	(12)	24
Individuals	73	(54)	19	51	(45)	6
Total deposits	106	(43)	63	75	(19)	56
Securities sold but not yet purchased	–	–	–	–	–	–
Securities lent or sold under repurchase agreements	1	8	9	5	(6)	(1)
Other interest bearing liabilities	50	(44)	6	80	(44)	36
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest expense	157	(79)	78	160	(69)	91
Total All Currencies
Change in total interest expense (b)	225	(438)	(213)	2,896	(1,090)	1,806
Change in total net interest income (a – b)	1,418	(84)	1,334	(715)	1,954	1,239
2010 based on CGAAP.

BMO Financial Group 195th Annual Report 2012	107

SUPPLEMENTAL INFORMATION

Table 11: Net Loans and Acceptances – Segmented Information ($ millions)

	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages (1)	76,649	68,190	40,730	36,916	38,490	7,416	7,945	4,982	6,160	8,086	–	–	–	–	–
Cards	7,381	7,564	3,056	2,574	2,117	433	474	252	–	3	–	–	–	–	–
Consumer instalment and other personal loans	47,955	45,584	41,112	35,296	31,633	13,419	13,802	10,000	10,477	12,102	–	–	–	–	–
Total consumer	131,985	121,338	84,898	74,786	72,240	21,268	22,221	15,234	16,637	20,191	–	–	–	–	–
Commercial and corporate	57,355	50,737	49,414	46,062	52,148	42,535	41,209	19,148	21,560	31,827	4,724	4,649	9,246	10,090	11,877
Total loans and acceptances, net of specific allowances	189,340	172,075	134,312	120,848	124,388	63,803	63,430	34,382	38,197	52,018	4,724	4,649	9,246	10,090	11,877
Collective allowance	(705)	(687)	(595)	(589)	(579)	(755)	(765)	(702)	(717)	(742)	–	–	–	–	–
Total net loans and acceptances	188,635	171,388	133,717	120,259	123,809	63,048	62,665	33,680	37,480	51,276	4,724	4,649	9,246	10,090	11,877

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages	182	178	227	236	211	335	221	220	121	–	–	–	–	–	–
Consumer instalment and other personal loans	64	101	96	97	89	275	128	79	73	91	–	–	–	–	–
Total consumer	246	279	323	333	300	610	349	299	194	91	–	–	–	–	–
Commercial and corporate	377	433	372	376	374	1,271	1,108	1,279	1,673	1,147	25	2	40	125	49
Total impaired loans and acceptances, net of specific allowances	623	712	695	709	674	1,881	1,457	1,578	1,867	1,238	25	2	40	125	49
Collective allowance	(705)	(687)	(595)	(589)	(579)	(755)	(765)	(702)	(717)	(742)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(82)	25	100	120	95	1,126	692	876	1,150	496	25	2	40	125	49
Condition Ratios
NIL as a % of net loans and acceptances (3) (4)	(0.04)	0.01	0.07	0.10	0.08	1.81	1.15	2.62	3.07	0.97	0.53	0.04	0.43	1.24	0.41
NIL as a % of net loans and acceptances (3) (4)
Consumer	0.19	0.23	0.38	0.45	0.42	2.87	1.57	1.96	1.17	0.45	–	–	–	–	–
Commercial and corporate	0.66	0.85	0.76	0.82	0.72	2.99	2.69	6.78	7.76	3.60	0.53	0.04	0.43	1.24	0.41
NIL as a % of net loans and acceptances excluding purchased portfolios (3) (4)	(0.04)	0.01	0.07	0.10	0.08	1.03	1.86	2.66	3.07	0.97	0.53	0.04	0.43	1.24	0.41

2010 and prior in Tables 11 – 19 based on CGAAP.

(1)	Excludes residential mortgages classified as commercial corporate loans.
(2)	Effective in 2011, the total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(3)	Aggregate balances are net of specific and collective allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.
(4)	Ratio is presented including purchased portfolios and prior periods have been restated. The above ratios are also presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall and Ilsley section on page 34 for details).
(5)	Beginning with our 2009 reporting of net loans and acceptances by province, we changed the source of our data for the provincial distribution table. This change resulted in a shift in the provincial distribution to what we believe is a more accurate representation of our portfolio. In 2009, we restated 2008 data to reflect this change.
(6)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. 2008 has not been restated.
(7)	Beginning in 2008, our industry segmentation was improved to provide a split between government and financial institutions.
(8)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(9)	Amounts for 2012 exclude specific allowances of $29 million related to Other Credit Instruments ($45 million for 2011) included in Other Liabilities.
(10)	Adjusted provision for credit losses exclude provisions related to the M&I purchased portfolio and changes to the collective allowance.
(11)	Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at the time. For 2011, the allowance for credit losses at the beginning of year has been restated to comply with the requirements of IFRS.

un	– unavailable

108	BMO Financial Group 195th Annual Report 2012

Total
2012	2011	2010	2009	2008

84,065	76,135	45,712	43,076	46,576
7,814	8,038	3,308	2,574	2,120
61,374	59,386	51,112	45,773	43,735
153,253	143,559	100,132	91,423	92,431
104,614	96,595	77,808	77,712	95,852
257,867	240,154	177,940	169,135	188,283
(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
256,407	238,702	176,643	167,829	186,962

Total
2012	2011	2010	2009	2008

517	399	447	357	211
339	229	175	170	180
856	628	622	527	391
1,673	1,543	1,691	2,174	1,570
2,529	2,171	2,313	2,701	1,961
(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
1,069	719	1,016	1,395	640

0.42	0.30	0.57	0.83	0.34

0.56	0.44	0.62	0.58	0.42
1.61	1.63	2.18	2.80	1.64
0.14	0.30	0.57	0.83	0.34

Table 13: Net Loans and Acceptances –

                 Segmented Information ($ millions)

As at October 31	2012	2011	2010	2009	2008
Net Loans and Acceptances by Province (5)
Atlantic provinces	12,116	10,681	8,476	7,227	7,127
Quebec	36,600	28,603	22,194	19,396	21,346
Ontario	70,851	68,831	54,056	50,079	49,996
Prairie provinces	35,347	32,291	25,159	22,877	24,378
British Columbia and territories	34,426	31,669	24,427	21,269	21,541
Total net loans and acceptances in Canada	189,340	172,075	134,312	120,848	124,388
Net Commercial and Corporate Loans by Industry
Commercial mortgages (6)	15,934	18,851	11,004	9,284	10,121
Commercial real estate	8,790	8,519	6,796	6,648	8,300
Construction (non-real estate)	2,400	2,298	1,802	1,795	1,857
Retail trade	8,495	7,129	5,751	4,864	5,269
Wholesale trade	6,406	5,330	3,174	2,854	3,849
Agriculture	5,078	4,488	3,839	3,505	3,769
Communications	505	556	932	1,041	1,404
Manufacturing	9,346	8,601	6,220	7,006	9,290
Mining	623	640	266	1,049	3,256
Oil and gas	3,456	3,466	3,678	4,280	6,199
Transportation	1,998	1,865	1,286	1,386	1,788
Utilities	1,165	838	1,101	1,197	1,591
Forest products	574	498	405	696	875
Service industries	13,452	11,982	8,605	8,879	9,613
Financial institutions	17,812	14,632	17,318	17,867	23,710
Government (7)	1,272	782	580	601	865
Other	7,308	6,120	5,051	4,760	4,096
	104,614	96,595	77,808	77,712	95,852
Table 14:Net Impaired Loans and Acceptances – Segmented Information ($ millions)
As at October 31	2012	2011	2010	2009	2008
Net Impaired Commercial and Corporate Loans
Commercial mortgages (6)	715	523	436	510	38
Commercial real estate	318	310	453	542	460
Construction (non-real estate)	38	28	66	9	15
Retail trade	41	68	56	40	41
Wholesale trade	37	17	27	48	51
Agriculture	98	96	41	100	73
Communications	5	7	1	–	–
Manufacturing	110	95	115	252	275
Mining	5	2	–	–	–
Oil and gas	1	2	10	44	47
Transportation	30	33	26	42	27
Utilities	2	2	2	–	1
Forest products	23	35	71	63	16
Service industries	164	82	115	142	93
Financial institutions	66	179	217	363	244
Government (7)	–	–	2	–	3
Other	20	64	53	19	186
	1,673	1,543	1,691	2,174	1,570

Table15: Changes in Impaired Loans and Allowance

for Credit Losses ($ millions)

As at October 31	2012	2011	2010	2009	2008
Gross impaired loans and acceptances (GIL), beginning of year	2,685	2,894	3,297	2,387	720
Additions to impaired loans and acceptances	3,101	1,992	2,330	2,690	2,506
Reductions in impaired loans and acceptances (8)	(1,631)	(1,285)	(1,750)	(288)	131
Write-offs	(1,179)	(916)	(983)	(1,492)	(970)
GIL, End of Year	2,976	2,685	2,894	3,297	2,387
Allowance for credit losses, beginning of year	1,966	1,964	1,902	1,747	1,055
Increases – specific allowances	1,527	1,263	1,201	1,662	1,239
Change in the collective allowance	8	69	(9)	(15)	423
Write-offs	(1,594)	(1,330)	(1,216)	(1,492)	(970)
Allowance for Credit Losses, End of Year (9) (11)	1,907	1,966	1,878	1,902	1,747
Consumer
Residential mortgages	517	399	447	357	211
Consumer instalment and other personal loans	339	229	175	170	180
Total consumer	856	628	622	527	391
Commercial and corporate	1,673	1,543	1,691	2,174	1,570
Total impaired loans and acceptances, net of specific allowances	2,529	2,171	2,313	2,701	1,961
Collective allowance	(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
Total net impaired loans and acceptances	1,069	719	1,016	1,395	640
Condition Ratios
GIL as a % of equity and allowance for credit losses (2) (4)	9.30	8.98	12.18	14.92	12.15
GIL as a % of equity and allowance for credit losses excluding purchased portfolios (2) (4)	6.18	8.36	12.18	14.92	12.15

BMO Financial Group 195th Annual Report 2012	109

SUPPLEMENTAL INFORMATION

Table 16: Changes in Allowance for Credit Losses –

Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Allowance for credit losses, beginning of year	932	927	830	708	692	1,067	1,004	1,011	998	362	12	42	61	41	1
Provision for credit losses	633	680	485	517	340	135	533	573	1,065	942	(3)	(1)	(9)	21	48
Transfer of allowance	–	–	8	–	–	–	–	28	–	–	–	–	–	–	–
Recoveries	95	81	73	58	61	751	160	110	87	53	–	–	–	–	–
Write-offs	(640)	(723)	(544)	(451)	(387)	(953)	(578)	(670)	(1,041)	(576)	(1)	(29)	(2)	–	(7)
Other, including foreign exchange rate changes	(52)	(33)	–	(2)	2	(50)	(52)	(59)	(98)	217	10	–	(8)	(1)	(1)
Allowance for credit losses, end of year (11)	968	932	852	830	708	950	1,067	993	1,011	998	18	12	42	61	41
Allocation of Write-offs by Market
Consumer	(564)	(587)	(430)	(383)	(303)	(492)	(289)	(322)	(302)	(125)	–	–	–	–	–
Commercial and corporate	(76)	(136)	(114)	(68)	(84)	(461)	(289)	(348)	(739)	(451)	(1)	(29)	(2)	–	(7)
Allocation of Recoveries by Market
Consumer	91	80	76	57	56	125	61	61	47	35	–	–	–	–	–
Commercial and corporate	4	1	(3)	1	5	626	99	49	40	18	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
Net write-offs as a % of average loans and acceptances excluding purchased portfolios (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages	36	38	42	33	13	30	34	10	–	–	–	–	–	–	–
Consumer instalment and other personal loans	55	54	47	51	2	7	5	–	–	–	–	–	–	–	–
Total consumer	91	92	89	84	15	37	39	10	–	–	–	–	–	–	–
Commercial and corporate	172	153	168	157	114	129	218	272	294	256	18	12	42	61	41
Off-balance sheet	–	–	–	–	–	29	45	9	–	–	–	–	–	–	–
Total specific allowances	263	245	257	241	129	195	302	291	294	256	18	12	42	61	41
Collective allowance	705	687	595	589	579	755	765	702	717	742	–	–	–	–	–
Allowance for credit losses	968	932	852	830	708	950	1,067	993	1,011	998	18	12	42	61	41
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (4)
Total	109.3	97.4	89.5	87.4	88.2	45.0	59.6	52.9	46.8	66.8	41.9	85.7	51.2	32.8	45.6
Consumer	27.0	24.8	21.6	20.1	4.8	5.7	10.1	3.2	–	–	–	–	–	–	na
Commercial and corporate	31.3	26.1	31.1	29.5	23.4	9.2	16.4	17.5	14.9	18.2	41.9	85.7	51.2	32.8	45.5
Allowance for credit losses as a % of gross impaired loans and acceptances excluding purchased portfolios (4)
Total	109.3	97.4	89.5	87.4	88.2	63.6	60.1	52.9	46.8	66.8	41.9	85.7	51.2	32.8	45.6

un – unavailable

na – not applicable

110	BMO Financial Group 195th Annual Report 2012

Total
2012	2011	2010	2009	2008

2,011	1,973	1,902	1,747	1,055
765	1,212	1,049	1,603	1,330
–	–	36	–	–
846	241	183	145	114
(1,594)	(1,330)	(1,216)	(1,492)	(970)
(92)	(85)	(67)	(101)	218
1,936	2,011	1,887	1,902	1,747

(1,056)	(876)	(752)	(685)	(428)
(538)	(454)	(464)	(807)	(542)

216	141	137	104	91
630	100	46	41	23
0.3	0.5	0.6	0.7	0.5
0.4	0.5	0.6	0.7	0.5

Total
2012	2011	2010	2009	2008

66	72	52	33	13
62	59	47	51	2
128	131	99	84	15
319	383	482	512	411
29	45	9	–	–
476	559	590	596	426
1,460	1,452	1,297	1,306	1,321
1,936	2,011	1,887	1,902	1,747

64.1	73.2	64.9	57.7	73.2
13.1	17.3	13.7	13.7	3.7
16.0	19.9	22.2	19.1	20.7

83.7	74.5	64.9	57.7	73.2
Table 18:	Provision for Credit Losses –
Segmented	Information ($ millions)

For the year ended October 31	2012	2011	2010	2009	2008
Consumer
Residential mortgages	132	109	107	104	5
Cards	356	376	194	174	154
Consumer instalment and other personal loans	387	291	329	372	178
Total consumer	875	776	630	650	337
Commercial and Corporate
Commercial mortgages (6)	(15)	109	87	114	1
Commercial real estate	(87)	70	91	277	254
Construction (non-real estate)	(12)	20	48	31	2
Retail trade	(1)	7	22	7	10
Wholesale trade	(16)	(1)	9	44	3
Agriculture	2	7	8	10	2
Communications	(5)	(9)	8	3	–
Manufacturing	23	47	9	237	132
Mining	(1)	–	–	–	–
Oil and gas	–	1	(1)	7	27
Transportation	5	7	18	32	12
Utilities	–	–	–	–	–
Forest products	6	4	(4)	17	5
Service industries	26	31	59	50	33
Financial institutions	(29)	45	66	62	251
Government	–	–	–	1	2
Other	(9)	12	(1)	1	(1)
Total commercial and corporate	(113)	350	419	893	733
Total specific provisions	762	1,126	1,049	1,543	1,070
Collective provision for credit losses	3	86	–	60	260
Total provision for credit losses	765	1,212	1,049	1,603	1,330
Adjusted provision for credit losses (10)	471	1,108	1,049	1,543	1,070

Table 19:Specific Allowances for Credit Losses – Segmented Information ($ millions)
As at October 31	2012	2011	2010	2009	2008
Commercial and Corporate Specific
Allowances by Industry
Commercial mortgages (6)	53	45	55	29	–
Commercial real estate	55	102	65	76	108
Construction (non-real estate)	21	16	40	7	4
Retail trade	13	13	12	8	6
Wholesale trade	6	8	23	28	14
Agriculture	8	8	17	19	9
Communications	1	–	1	–	–
Manufacturing	59	37	85	129	108
Mining	–	–	–	–	–
Oil and gas	2	3	2	6	25
Transportation	1	9	9	21	8
Utilities	1	–	–	–	–
Forest products	15	14	15	22	6
Service industries	65	45	51	43	23
Financial institutions	8	63	101	113	70
Government	1	2	2	2	2
Other	10	18	4	9	28
Total specific allowances for credit losses on commercial and corporate loans (6)	319	383	482	512	411

BMO Financial Group 195th Annual Report 2012	111

SUPPLEMENTAL INFORMATION

Table 20: European Lending Exposure (1)
by Country and  Counterparty (Canadian $ in millions)

As at October 31, 2012	Lending (2)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland (5)	–	–	–	–	–	–	–	–
Italy	–	–	–	–	–	–	–	–
Portugal	–	47	–	47	–	–	–	–
Spain	69	–	–	69	69	–	–	69
Total – GIIPS	69	47	–	116	69	–	–	69
Eurozone (excluding GIIPS)
France	39	–	–	39	39	–	–	39
Germany	63	42	75	180	63	5	75	143
Netherlands	27	247	–	274	27	131	–	158
Other (6)	357	84	–	441	222	46	–	268
Total – Eurozone (excluding GIIPS)	486	373	75	934	351	182	75	608
Rest of Europe
Denmark	4	–	–	4	4	–	–	4
Norway	7	–	–	7	7	–	–	7
Sweden	23	35	–	58	23	2	–	25
Switzerland	12	363	–	375	12	354	–	366
United Kingdom	97	376	–	473	97	167	–	264
Other (6)	250	–	–	250	250	–	–	250
Total – Rest of Europe	393	774	–	1,167	393	523	–	916
Total – All of Europe	948	1,194	75	2,217	813	705	75	1,593

Table 21: European Securities Exposure (1) by Country and Counterparty (Canadian $ in millions)
As at October 31, 2012	Securities (3)
	Gross				Net
Country	Bank	Corporate	Sovereign (4)	Total	Bank	Corporate	Sovereign (4)	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland	–	–	25	25	–	–	–	–
Italy	58	40	111	209	–	–	–	–
Portugal	–	–	125	125	–	–	–	–
Spain	44	52	45	141	–	–	–	–
Total – GIIPS	102	92	306	500	–	–	–	–
Eurozone (excluding GIIPS)
France	56	84	707	847	–	–	707	707
Germany	150	261	1,463	1,874	13	35	1,463	1,511
Netherlands	424	73	100	597	424	8	100	532
Other (6)	34	101	621	756	8	39	509	556
Total – Eurozone (excluding GIIPS)	664	519	2,891	4,074	445	82	2,779	3,306
Rest of Europe
Denmark	384	1	780	1,165	384	–	780	1,164
Norway	394	–	636	1,030	394	–	636	1,030
Sweden	204	37	1	242	204	–	1	205
Switzerland	11	34	–	45	–	–	–	–
United Kingdom	105	333	277	715	42	53	277	372
Other (6)	–	10	504	514	–	–	–	–
Total – Rest of Europe	1,098	415	2,198	3,711	1,024	53	1,694	2,771
Total – All of Europe	1,864	1,026	5,395	8,285	1,469	135	4,473	6,077

(1)	BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(2)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(3)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(4)	Sovereign includes sovereign-backed bank cash products.
(5)	Does not include our Irish subsidiary’s reserves with the Irish Central Bank of $89 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and Russian Federation.
(7)	Repo-style transactions are all with bank counterparties.
(8)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.9 billion.

112	BMO Financial Group 195th Annual Report 2012

Table 22: European Repo and Derivatives Exposure (1)

by Country and Counterparty (Canadian $ in millions)

As at October 31, 2012	Repo-style transactions (7)		Derivatives (8)
	Gross	Net of collateral	Gross				Net of collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland	128	3	56	–	–	56	1	–	–	1
Italy	114	5	5	–	–	5	2	–	–	2
Portugal	–	–	1	–	–	1	–	–	–	–
Spain	–	–	7	–	–	7	3	–	–	3
Total – GIIPS	242	8	69	–	–	69	6	–	–	6
Eurozone (excluding GIIPS)
France	1,693	3	344	–	–	344	44	–	–	44
Germany	1,055	5	84	–	–	84	14	–	–	14
Netherlands	998	2	92	–	–	92	9	–	–	9
Other (6)	–	–	80	–	–	80	9	–	–	9
Total – Eurozone (excluding GIIPS)	3,746	10	600	–	–	600	76	–	–	76
Rest of Europe
Denmark	195	–	4	–	–	4	4	–	–	4
Norway	180	–	–	–	19	19	–	–	19	19
Sweden	295	–	1	–	–	1	1	–	–	1
Switzerland	280	7	13	–	–	13	13	–	–	13
United Kingdom	3,036	8	396	9	26	431	54	9	26	89
Other (6)	–	–	–	–	–	–	–	–	–	–
Total – Rest of Europe	3,986	15	414	9	45	468	72	9	45	126
Total – All of Europe	7,974	33	1,083	9	45	1,137	154	9	45	208
Table 23: Contractual Obligations ($ millions)

As at October 31, 2012	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
On-Balance Sheet Financial Instruments
Deposits (1)	115,100	22,611	16,216	1,449	164,025	319,401
Subordinated debt	198	389	498	4,769	–	5,854
Capital trust securities	46	473	–	–	–	519
Other financial liabilities	57,978	8,306	7,663	7,978	360	82,285
(1)	Excludes interest payments and structured notes designated under the fair value option.
(2)	For the BMO Tier 1 Notes – Series A, we have incorporated cash flows for principal and interest to the first redemption date at the option of the Trust (see Note 18 for redemption date).

The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

As at October 31, 2012	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	14,161	18,087	24,800	2,937	–	59,985
Operating leases	274	469	359	700	–	1,802
Financial guarantee contracts (1)	28,469	–	–	–	–	28,469
Purchase obligations (2)	518	517	286	207	–	1,528
(1)	A large majority of these commitments expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2012, we have extended the contract for five years with an external service provider for technology and payment processing. Also in 2012, we have extended the contract for seven years with an external service provider for various human resources activities including payroll processing, benefits administration and other services. In 2010, we entered into a nine-year contract with an external service provider for the processing of various credit card account portfolios and other services. In 2008, we entered into a five-year contract with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2000, we entered into a 15-year contract with an external service provider for cheque processing, statement production, mail distribution, ABM envelope processing and wholesale lockbox processing.

BMO Financial Group 195th Annual Report 2012	113

SUPPLEMENTAL INFORMATION

Table 24: Capital Adequacy ($ millions, except as noted)

	Basel II basis
As at October 31	2012	2011	2010	2009	2008
Tier 1 capital
Gross regulatory common shareholders’ equity	26,060	24,455	18,753	17,132	15,974
IFRS phase-in not applicable to common equity	22	–	–	–	–
Goodwill and excess intangible assets (1)	(3,717)	(3,585)	(1,619)	(1,569)	(1,635)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	–	–	(2)	(15)
Securitization-related deductions	(31)	(168)	(165)	(168)	(115)
Expected loss in excess of allowance (AIRB Approach) (2)	(65)	(205)	–	(61)	–
Substantial investments and investments in insurance subsidiaries (3)	(634)	(481)	(427)	(374)	na
Other deductions	–	–	–	–	(1)
Adjusted common shareholders’ equity	21,635	20,016	16,542	14,958	14,208
Non-cumulative preferred share (4)	2,465	2,861	2,571	2,571	1,996
Innovative Tier 1 capital instruments (4)	1,859	2,156	2,542	2,907	2,486
Non-controlling interest in subsidiaries	16	38	23	26	39
IFRS phase-in not applicable to common equity	(22)	–	–	–	–
Other deductions	(57)	–	–	–	–
Tier 1 capital – after adjustments	25,896	25,071	21,678	20,462	18,729
Tier 2 capital
Subordinated debt	4,351	5,896	3,776	4,236	4,175
Trust subordinated notes	800	800	800	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	34	7	10	–	–
Eligible portion of collective allowance for credit losses (2)	318	309	292	296	494
Total Tier 2 capital	5,503	7,012	4,878	5,332	5,469
Securitization-related deductions	(31)	(31)	(29)	(7)	(6)
Expected loss in excess of allowance (AIRB Approach) (2)	(65)	(205)	–	(60)	–
Investments in non-consolidated subsidiaries and substantial investments (3)	(634)	(855)	(890)	(868)	(871)
Tier 2 capital – after adjustments	4,773	5,921	3,959	4,397	4,592
Total capital	30,669	30,992	25,637	24,859	23,321
Risk-weighted assets	205,230	208,672	161,165	167,201	191,608
Capital ratios (%)
Tier 1 Capital Ratio	12.6	12.0	13.5	12.2	9.8
Total Capital Ratio	14.9	14.9	15.9	14.9	12.2
Assets-to-capital multiple	15.2	13.7	14.5	14.1	16.4

2011 and prior based on CGAAP.

(1)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.
(2)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The collective allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.
(3)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.
(4)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that are reflected as liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

na –	not applicable

114	BMO Financial Group 195th Annual Report 2012

Table 25: Risk-Weighted Assets ($ millions)

		Risk-weighted assets				Risk-weighted assets
As at October 31	Exposure at Default	Standardized Approach	Advanced Approach (2)	2012 Total	Exposure at Default	Standardized Approach	Advanced Approach	2011 Total
Credit Risk
Wholesale
Corporate, including specialized lending	145,802	26,563	44,278	70,841	129,111	30,756	36,894	67,650
Corporate small and medium-sized enterprises	46,541	–	22,120	22,120	45,538	760	23,650	24,410
Sovereign	59,691	–	645	645	68,239	–	668	668
Bank	53,318	2	4,851	4,853	40,179	4	4,976	4,980
Retail
Residential mortgages, excluding home equity line of credit	78,113	2,966	5,612	8,578	52,450	2,631	6,267	8,898
Home equity line of credit	42,320	1,317	6,408	7,725	46,534	1,600	6,881	8,481
Qualifying revolving retail	42,204	–	5,622	5,622	39,301	–	5,410	5,410
Other retail, excluding small and medium-sized enterprises	24,520	2,372	9,141	11,513	23,418	1,935	9,469	11,404
Retail small and medium-sized enterprises	3,159	79	1,056	1,135	1,515	93	843	936
Equity	1,942	–	1,359	1,359	1,736	–	1,098	1,098
Trading book	69,340	223	6,109	6,332	67,340	55	6,804	6,859
Securitization	29,454	–	6,796	6,796	38,267	–	13,565	13,565
Other credit risk assets – non-counterparty managed assets	72,700	–	17,596	17,596	81,097	–	17,742	17,742
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	6,840	6,840	–	–	6,991	6,991
Total Credit Risk	669,104	33,522	138,433	171,955	634,725	37,834	141,258	179,092
Market Risk		2,263	5,335	7,598		2,013	2,958	4,971
Operational Risk		25,677	–	25,677		24,609	–	24,609
Total Basel II Risk-Weighted Assets		61,462	143,768	205,230		64,456	144,216	208,672

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	The AIRB Approach RWA for BMO Harris Bank is adjusted to a transitional floor based on the Standardized Approach.

Table 26: Average Deposits ($ millions, except as noted)

	2012		2011		2010
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	19,146	0.44	17,489	0.41	15,331	0.24
Demand deposits – non-interest bearing	23,343	–	21,620	–	19,213	–
Payable after notice	56,262	0.60	49,282	0.53	45,384	0.29
Payable on a fixed date	92,314	1.24	89,469	1.90	87,208	1.88
Total deposits booked in Canada	191,065	0.82	177,860	1.14	167,136	1.08
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,213	0.60	8,619	0.53	8,022	0.98
Governments and institutions in the United States and other countries	8,381	0.35	9,909	0.54	8,862	0.51
Other demand deposits	7,546	0.02	4,497	0.03	3,114	0.03
Other deposits payable after notice or on a fixed date	105,212	0.51	70,874	0.73	54,829	0.78
Total deposits booked in the United States and other countries	130,352	0.47	93,899	0.66	74,827	0.74
Total average deposits	321,417	0.68	271,759	0.98	241,963	0.98

2010 based on CGAAP.

As at October 31, 2012, 2011 and 2010: deposits by foreign depositors in our Canadian bank offices amounted to $24,639 million, $18,237 million and $14,129 million, respectively; total deposits payable after notice included $24,607 million, $24,995 million and $24,340 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $16,630 million, $17,365 million and $15,844 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 27: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2012	2011	2010	2009	2008
Canadian governments debt	19,692	19,957	265	441	322	146	30
U.S. governments debt	13,781	13,946	165	246	293	70	32
Mortgage-backed securities – Canada	432	435	3	18	284	247	87
Mortgage backed securities – United States	6,324	6,388	64	104	31	28	3
Corporate debt	7,724	7,875	151	41	116	123	(255)
Corporate equity	1,129	1,185	56	70	24	(6)	(19)
Other governments debt	6,591	6,596	5	5	29	47	1
Total available-for-sale securities	55,673	56,382	709	925	1,099	655	(121)

2010 and prior based on CGAAP.

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.
(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 195th Annual Report 2012	115

Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel;

and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

As at October 31, 2012, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109 and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting is set forth on page 118.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer	December 4, 2012

116	BMO Financial Group 195th Annual Report 2012

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “bank”), which comprise the consolidated balance sheets as at October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the bank as at October 31, 2012, October 31, 2011 and November 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the bank’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 4, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of the bank’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

December 4, 2012

Toronto, Canada

BMO Financial Group 195th Annual Report 2012	117

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the bank as of October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 4, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

December 4, 2012

Toronto, Canada

118	BMO Financial Group 195th Annual Report 2012

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2012	2011
Interest, Dividend and Fee Income
Loans	$11,141	$10,203
Securities (Note 3)	2,265	2,176
Deposits with banks	239	145
	13,645	12,524
Interest Expense
Deposits	2,578	2,693
Subordinated debt	165	157
Capital trust securities (Note 18)	51	76
Other liabilities	2,043	2,124
	4,837	5,050
Net Interest Income	8,808	7,474
Non-Interest Revenue
Securities commissions and fees	1,146	1,215
Deposit and payment service charges	929	834
Trading revenues	1,025	549
Lending fees	641	593
Card fees	708	689
Investment management and custodial fees	725	496
Mutual fund revenues	647	633
Underwriting and advisory fees	442	512
Securities gains, other than trading (Note 3)	152	189
Foreign exchange, other than trading	153	130
Insurance income	335	283
Other	419	346
	7,322	6,469
Total Revenue	16,130	13,943
Provision for Credit Losses (Note 4)	765	1,212
Non-Interest Expense
Employee compensation (Notes 22 and 23)	5,628	4,827
Premises and equipment (Note 11)	1,916	1,578
Amortization of intangible assets (Note 13)	339	231
Travel and business development	491	382
Communications	301	259
Business and capital taxes	46	51
Professional fees	593	624
Other	924	789
	10,238	8,741
Income Before Provision for Income Taxes	5,127	3,990
Provision for income taxes (Note 24)	938	876
Net Income	$4,189	$3,114
Attributable to:
Bank shareholders	4,115	3,041
Non-controlling interest in subsidiaries (Note 18)	74	73
Net Income	$4,189	$3,114
Earnings Per Share (Canadian $) (Note 25)
Basic	$6.18	$4.90
Diluted	6.15	4.84

The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 195th Annual Report 2012	119

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Net income	$4,189	$3,114
Other Comprehensive Income (Loss)
Net change in unrealized (losses) on available-for-sale securities
Unrealized gains on available-for-sale securities arising during the year (net of income tax (provision) of $(13) and $(11))	24	18
Reclassification to earnings of (gains) in the year (net of income tax provision of $39 and $51)	(81)	(104)
	(57)	(86)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $10 and $(137))	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $38 and $9)	(107)	(21)
	(169)	307
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $13 and $(26))	(35)	123
	40	33
Other Comprehensive Income (Loss)	(186)	254
Total Comprehensive Income	$4,003	$3,368
Attributable to:
Bank shareholders	3,929	3,295
Non-controlling interest in subsidiaries (Note 18)	74	73
Total Comprehensive Income	$4,003	$3,368
The accompanying notes are an integral part of these consolidated financial statements.

120	BMO Financial Group 195th Annual Report 2012

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2012	2011	November 1, 2010
Assets
Cash and Cash Equivalents (Note 2)	$19,941	$19,676	$17,460
Interest Bearing Deposits with Banks (Note 2)	6,341	5,980	5,157
Securities (Note 3)
Trading	70,109	69,925	72,704
Available-for-sale	56,382	51,426	45,924
Held-to-maturity	875	–	–
Other	958	764	884
	128,324	122,115	119,512
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	44,238	37,970	28,102
Loans (Notes 4 and 8)
Residential mortgages	87,870	81,075	74,782
Consumer instalment and other personal	61,436	59,445	51,159
Credit cards	7,814	8,038	7,777
Businesses and governments	93,175	84,883	66,512
	250,295	233,441	200,230
Customers’ liability under acceptances	8,019	7,227	7,001
Allowance for credit losses (Note 4)	(1,706)	(1,783)	(1,964)
	256,608	238,885	205,267
Other Assets
Derivative instruments (Note 10)	48,071	55,113	49,086
Premises and equipment (Note 11)	2,120	2,061	1,507
Goodwill (Note 13)	3,717	3,649	1,619
Intangible assets (Note 13)	1,552	1,562	812
Current tax assets	1,293	1,319	1,459
Deferred tax assets (Note 24)	2,906	3,355	1,078
Other (Note 14)	10,338	8,890	6,651
	69,997	75,949	62,212
Total Assets	$525,449	$500,575	$437,710
Liabilities and Equity
Deposits (Note 15)
Banks	$17,290	$20,877	$19,409
Businesses and governments	185,182	159,209	131,892
Individuals	121,230	122,287	99,043
	323,702	302,373	250,344
Other Liabilities
Derivative instruments (Note 10)	48,736	50,934	47,632
Acceptances (Note 16)	8,019	7,227	7,001
Securities sold but not yet purchased (Note 16)	23,439	20,207	14,245
Securities lent or sold under repurchase agreements (Note 16)	39,737	32,078	40,987
Current tax liabilities	404	591	570
Deferred tax liabilities (Note 24)	171	314	332
Other (Note 16)	46,596	52,846	49,953
	167,102	164,197	160,720
Subordinated Debt (Note 17)	4,093	5,348	3,776
Capital Trust Securities (Note 18)	462	821	1,187
Equity
Share capital (Note 20)	14,422	14,193	9,498
Contributed surplus	213	113	91
Retained earnings	13,540	11,381	10,181
Accumulated other comprehensive income	480	666	412
Total shareholders’ equity	28,655	26,353	20,182
Non-controlling interest in subsidiaries	1,435	1,483	1,501
Total Equity	30,090	27,836	21,683
Total Liabilities and Equity	$525,449	$500,575	$437,710

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 195th Annual Report 2012	121

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Preferred Shares (Note 20)
Balance at beginning of year	$2,861	$2,571
Issued during the year	–	290
Redeemed during the year	(396)	–
Balance at End of Year	2,465	2,861
Common Shares (Note 20)
Balance at beginning of year	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	543	179
Issued under the Stock Option Plan (Note 22)	80	122
Issued on the exchange of shares of a subsidiary corporation	2	1
Issued on the acquisition of a business (Note 12)	–	4,103
Balance at End of Year	11,957	11,332
Contributed Surplus
Balance at beginning of year	113	91
Stock option expense/exercised (Note 22)	4	22
Foreign exchange on redemption of preferred shares (Note 20)	96	–
Balance at End of Year	213	113
Retained Earnings
Balance at beginning of year	11,381	10,181
Net income attributable to Bank shareholders	4,115	3,041
Dividends – Preferred shares (Note 20)	(136)	(146)
– Common shares (Note 20)	(1,820)	(1,690)
Share issue expense	–	(5)
Balance at End of Year	13,540	11,381
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	322	408
Unrealized gains on available-for-sale securities arising during the year (net of income tax (provision) of $(13) and $(11))	24	18
Reclassification to earnings of (gains) in the year (net of income tax provision of $39 and $51)	(81)	(104)
Balance at End of Year	265	322
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	311	4
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $10 and $(137))	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $38 and $9)	(107)	(21)
Balance at End of Year	142	311
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	33	–
Unrealized gain (loss) on translation of net foreign operations	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $13 and $(26))	(35)	123
Balance at End of Year	73	33
Total Accumulated Other Comprehensive Income	480	666
Total Shareholders’ Equity	$28,655	$26,353
Non-controlling Interest in Subsidiaries
Balance at beginning of year	1,483	1,501
Net income attributable to non-controlling interest	74	73
Dividends to non-controlling interest	(73)	(71)
Other	(49)	(20)
Balance at End of Year	1,435	1,483
Total Equity	$30,090	$27,836

The accompanying notes are an integral part of these consolidated financial statements.

122	BMO Financial Group 195th Annual Report 2012

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2012	2011
Cash Flows from Operating Activities
Net income	$4,189	$3,114
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	5	4
Net (gain) on securities, other than trading (Note 3)	(157)	(193)
Net (increase) decrease in trading securities	(251)	1,987
Provision for credit losses (Note 4)	765	1,212
Change in derivative instruments – (Increase) decrease in derivative asset	6,651	(6,621)
– Increase (decrease) in derivative liability	(1,840)	4,015
Amortization of premises and equipment (Note 11)	364	307
Amortization of intangible assets (Note 13)	339	231
Net decrease in deferred income tax asset	486	163
Net (decrease) in deferred income tax liability	(143)	(245)
Net decrease in current income tax asset	37	109
Net increase (decrease) in current income tax liability	(182)	27
Change in accrued interest – (Increase) decrease in interest receivable	10	(19)
– Increase (decrease) in interest payable	(109)	62
Changes in other items and accruals, net	(6,240)	(270)
Net increase in deposits	19,331	15,129
Net (increase) in loans	(17,745)	(4,917)
Net increase in securities sold but not yet purchased	3,243	6,143
Net increase (decrease) in securities lent or sold under repurchase agreements	8,092	(8,648)
Net (increase) in securities borrowed or purchased under resale agreements	(6,587)	(9,974)
Net Cash Provided by Operating Activities	10,258	1,616
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(637)	(3,466)
Proceeds from issuance of Covered Bonds	2,000	3,495
Proceeds from issuance (repayment) of subordinated debt	(1,200)	1,500
Redemption of preferred shares	(396)	–
Proceeds from issuance of preferred shares (Note 20)	–	290
Redemption of Capital Trust Securities (Note 18)	(400)	(400)
Share issue expense	–	(5)
Proceeds from issuance of common shares (Note 20)	88	129
Cash dividends paid	(1,419)	(1,663)
Cash dividends paid to non-controlling interest	(73)	(71)
Net Cash (Used in) Financing Activities	(2,037)	(191)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(347)	967
Purchases of securities, other than trading	(37,960)	(27,093)
Maturities of securities, other than trading	12,672	11,958
Proceeds from sales of securities, other than trading	18,868	15,869
Premises and equipment – net purchases	(366)	(368)
Purchased and developed software – net purchases	(313)	(271)
Purchase of Troubled Asset Relief Program preferred shares and warrants	–	(1,642)
Acquisitions (Note 12)	(21)	677
Net Cash Provided by (Used in) Investing Activities	(7,467)	97
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(489)	694
Net Increase in Cash and Cash Equivalents	265	2,216
Cash and Cash Equivalents at Beginning of Year	19,676	17,460
Cash and Cash Equivalents at End of Year	$19,941	$19,676
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$18,347	$18,320
Cheques and other items in transit, net	1,594	1,356
	$19,941	$19,676
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,948	$4,951
Amount of income taxes paid in the year	$654	$787
Amount of interest and dividend income received in the year	$13,555	$12,438

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 195th Annual Report 2012	123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Bank of Montreal (“the bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. We are a highly diversified financial services provider and provide a broad range of retail banking, wealth management and investment banking products and services.

We have prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is our first year of reporting in accordance with IFRS, and accordingly IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as previously defined and as described in the notes to our consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report. Canadian GAAP, as previously defined, differs from IFRS in some areas. To comply with IFRS, we have amended certain accounting policies, classifications, measurements, presentations and disclosures previously applied in the Canadian GAAP financial statements.

As required under IFRS, we have:

•	provided comparative financial information, including an opening balance sheet as at the transition date;
•	retroactively applied all IFRS, other than in respect of elections taken under IFRS 1; and
•	applied all mandatory exceptions as applicable for first-time adopters of IFRS.

Note 30 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS in the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows.

Our consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; financial instruments designated at fair value through profit or loss; available-for-sale financial assets; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities, defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2012.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2012. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, associates and special purpose entities (“SPEs”). Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. We also hold interests in SPEs, which we consolidate where we control the SPE. These are more fully described in Note 9. All of the assets, liabilities, revenues and expenses of our subsidiaries, consolidated SPEs and our proportionate share of the assets, liabilities, revenues and expenses of our joint venture are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. They are recorded as securities, other in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

Non-controlling interest in subsidiaries is presented in the Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in the Consolidated Statement of Income. Included in non-controlling interest in subsidiaries as at October 31, 2012 were capital trust securities including accrued interest totalling $1,060 million ($1,085 million in 2011) and 7.375% preferred shares of US$250 million (US$250 million in 2011) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that form part of our Tier 1 regulatory capital.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	124	18	Capital Trust Securities	154
2	Cash Resources and Interest Bearing Deposits with Banks	127	19 20	Interest Rate Risk Share Capital	154 156
3	Securities	127	21	Capital Management	157
4	Loans, Customers’ Liability under Acceptances and		22	Employee Compensation – Stock-Based Compensation	158
	Allowance for Credit Losses	131	23	Employee Compensation –
5 6	Other Credit Instruments Risk Management	134 134		Pension and Other Employee Future Benefits	160
7	Guarantees	137	24	Income Taxes	164
8	Asset Securitization	138	25	Earnings Per Share	166
9 10	Special Purpose Entities Derivative Instruments	139 140	26	Operating and Geographic Segmentation	167
11	Premises and Equipment	147	27	Related Party Transactions	168
12 13	Acquisitions Goodwill and Intangible Assets	148 149	28	Provisions and Contingent Liabilities	169
14 15	Other Assets Deposits	150 151	29	Fair Value of Financial Instruments	170
16	Other Liabilities	152	30	Transition to International Financial Reporting Standards	177
17	Subordinated Debt	153

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activity and related income taxes are reclassified to profit or loss as part of the gain or loss on disposition. All other foreign currency translation

124	BMO Financial Group 195th Annual Report 2012

gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at the inception of the contract and the rate at the end of the contract) being recorded in interest income (expense) over the term of the hedge.

Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Dividend and Fee Income

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Use of Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; purchased loans; acquired deposits; impairment of assets other than loans; goodwill and intangible assets; pension and other employee future benefits; insurance-related liabilities; income taxes; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively. Note 29 discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for credit losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

Purchased loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (“PCI loans”), both of which are recorded at fair value at the time of acquisition. Determining fair value involved estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of interest and principal was no longer reasonably assured as at the date of acquisition. Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan.

Subsequent to the determination of the initial fair value, the purchased performing loans are subject to the credit review processes applied to loans we originate.

Additional information regarding the accounting for purchased loans is included in Note 4.

Acquired deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Additional information on the accounting for deposits is included in Note 15.

Pension and other employee future benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

BMO Financial Group 195th Annual Report 2012	125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 23.

Impairment

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity securities, available-for-sale securities and other securities and the determination of fair value is included in Note 3.

Income taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Additional information regarding our accounting for income taxes is included in Note 24.

Goodwill and intangible assets

For the purpose of impairment testing, goodwill is allocated to our cash generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of the CGU with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less costs to sell, and its value in use. Value in use is the present value of the expected future cash flows from a CGU. If the recoverable amount is less than its carrying value, an impairment loss is charged to income.

Fair value less costs to sell was used to perform the impairment test in 2012 and 2011. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

Additional information regarding goodwill is included in Note 13.

Insurance-related liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates, which may affect the valuation of policy benefit liabilities.

Additional information regarding insurance-related liabilities is included in Note 16.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 28.

Future Changes in IFRS Standards

Employee benefits

The International Accounting Standards Board (“IASB”) has revised the standard for employee benefits. Actuarial gains and losses will be recognized immediately in other comprehensive income and may no longer be deferred and amortized. Under the revised standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability), will be recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or by the plan. Under the existing standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Fair value measurement

The IASB has issued a new standard for fair value measurement that provides a common definition of fair value and establishes a framework for measuring fair value. This new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on how we determine fair value.

126	BMO Financial Group 195th Annual Report 2012

Consolidated financial statements

The IASB has issued a new standard for consolidation that will replace the existing standard. This new standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial results.

Investments in associates and joint ventures

The IASB has issued a new standard on accounting for investments in joint ventures to require that they be accounted for using the equity method. The new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on our future financial results.

Offsetting financial assets and financial liabilities

The IASB has issued amendments to the standards for the classification and disclosure of financial instruments that clarify that an entity currently has a legally enforceable right to offset if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning November 1, 2013, and the classification amendments are effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of these amendments on our presentation and disclosure.

Disclosure of interests in other entities

The IASB has issued a new standard for the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial disclosures.

Financial instruments

The IASB has released a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless they offset amounts recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has deferred the effective date of this new standard for two years from the originally proposed effective date, which will make it effective for our fiscal year beginning November 1, 2015. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2012	2011	November 1, 2010
Cash and deposits with banks (1)	18,347	18,320	16,785
Cheques and other items in transit, net	1,594	1,356	675
Total cash and cash equivalents	19,941	19,676	17,460
(1)	Deposits with banks include deposits with the Bank of Canada, the U.S. Federal Reserve and other banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $1,059 million as at October 31, 2012 ($817 million in 2011).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

BMO Financial Group 195th Annual Report 2012	127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2012 of $5,561 million ($4,965 million in 2011) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $286 million in non-interest revenue, insurance income, for the year ended October 31, 2012 (increase of $65 million in 2011). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle (our “structured credit vehicles”) at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2012 of $1,849 million ($3,317 million in 2011) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, trading revenues of $183 million for the year ended October 31, 2012 (decrease of $125 million in 2011). We recognized offsetting amounts for derivative contracts that are held to hedge changes in the fair value of these investments.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2012 of $654 million ($577 million in 2011) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading in our Consolidated Statement of Income of $41 million for the year ended October 31, 2012 (decrease of $29 million in 2011).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently re-measured at fair value with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity. These securities are initially recorded at fair value plus transaction costs and subsequently re-measured at amortized cost using the effective interest method. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting share) and certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

For equity securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the acquisition cost and current fair value, less any previously recognized impairment losses. The impairment loss on held-to-maturity securities is measured as the difference between the security’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge. For equity securities, previous impairment losses are not reversed through net income and any subsequent increases in fair value are recorded in other comprehensive income.

As at October 31, 2012, we had 248 available-for-sale securities (295 in 2011) with unrealized losses totalling $86 million (unrealized losses of $154 million in 2011). Of these available-for-sale securities, 28 have been in an unrealized loss position continuously for more than one year (20 in 2011), amounting to an unrealized loss position of $5 million (unrealized loss position of $8 million in 2011). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or overcollateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors, we have determined that there is no significant impairment.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2012 or 2011, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. Discussion of fair value measurement is included in Note 29.

128	BMO Financial Group 195th Annual Report 2012

(Canadian $ in millions, except as noted)	Term to maturity					2012	2011	November 1, 2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,794	2,689	1,731	1,340	1,725	11,279	14,029	12,437
Canadian provincial and municipal governments	913	594	448	1,821	1,739	5,515	6,015	3,914
U.S. federal government	1,336	3,574	1,181	572	389	7,052	5,875	8,061
U.S. states, municipalities and agencies	–	139	89	98	121	447	601	1,054
Other governments	88	142	291	–	–	521	1,149	1,366
Mortgage-backed securities and collateralized mortgage obligations	29	51	198	254	606	1,138	2,250	4,035
Corporate debt	2,484	1,789	2,833	2,461	4,752	14,319	13,567	13,967
Corporate equity (1)	1	1	–	–	29,836	29,838	26,439	27,870
Total trading securities	8,645	8,979	6,771	6,546	39,168	70,109	69,925	72,704
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	3,396	8,089	5,565	–	–	17,050	19,757	18,020
Fair value	3,431	8,230	5,616	–	–	17,277	20,195	18,270
Yield (%)	2.49	1.67	1.45	–	–	1.76	2.41	2.86
Canadian provincial and municipal governments
Amortized cost	365	504	848	904	21	2,642	1,484	1,623
Fair value	366	509	856	929	20	2,680	1,487	1,695
Yield (%)	0.83	0.90	1.86	2.78	3.08	1.86	2.14	2.19
U.S. federal government
Amortized cost	4,044	3,721	2,245	–	–	10,010	4,498	5,440
Fair value	4,045	3,725	2,329	–	–	10,099	4,670	5,658
Yield (%)	0.18	0.33	1.49	–	–	0.53	1.35	1.81
U.S. states, municipalities and agencies
Amortized cost	1,353	783	744	503	388	3,771	3,553	4,182
Fair value	1,354	810	758	536	389	3,847	3,627	4,257
Yield (%)	0.42	1.64	0.99	2.65	1.17	1.16	2.43	2.60
Other governments
Amortized cost	4,006	1,754	831	–	–	6,591	8,524	10,012
Fair value	4,006	1,758	832	–	–	6,596	8,529	10,041
Yield (%)	1.90	1.06	1.08	–	–	1.57	2.02	2.29
Mortgage-backed securities and collateralized mortgage obligations – Canada (2)
Amortized cost	425	7	–	–	–	432	856	795
Fair value	428	7	–	–	–	435	874	1,079
Yield (%)	5.66	4.30	–	–	–	5.64	2.31	1.42
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	5	22	6	685	5,606	6,324	5,022	652
Fair value	5	15	6	685	5,677	6,388	5,126	683
Yield (%)	0.60	1.03	4.29	0.61	1.45	1.36	2.03	4.27
Corporate debt
Amortized cost	351	3,327	3,589	398	59	7,724	5,455	3,324
Fair value	351	3,344	3,714	400	66	7,875	5,496	3,440
Yield (%)	1.09	0.91	1.78	3.18	3.58	1.46	1.50	2.08
Corporate equity (1)
Amortized cost	4	93	89	37	906	1,129	1,352	777
Fair value	11	99	99	45	931	1,185	1,422	801
Yield (%)	0.27	2.96	3.42	–	2.05	2.16	1.26	1.89
Total cost or amortized cost	13,949	18,300	13,917	2,527	6,980	55,673	50,501	44,825
Total fair value	13,997	18,497	14,210	2,595	7,083	56,382	51,426	45,924
Yield (%)	1.47	1.19	1.53	2.19	1.54	1.43	2.08	2.47
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	–	101	–	499	–	600	–	–
Fair value	–	101	–	499	–	600	–	–
Canadian provincial and municipal governments
Amortized cost	–	–	275	–	–	275	–	–
Fair value	–	–	275	–	–	275	–	–
Total cost or amortized cost	–	101	275	499	–	875	–	–
Total fair value	–	101	275	499	–	875	–	–
Other Securities
Carrying value	107	112	218	61	460	958	764	884
Fair value	107	112	218	61	628	1,126	918	916
Total carrying value or amortized cost of securities	22,701	27,492	21,181	9,633	46,608	127,615	121,190	118,413
Total carrying value of securities	22,749	27,689	21,474	9,701	46,711	128,324	122,115	119,512
Total by Currency (in Canadian $ equivalent)
Canadian dollar	10,865	13,558	10,996	6,020	36,390	77,829	76,085	66,034
U.S. dollar	9,544	13,534	9,742	3,677	10,067	46,564	39,197	44,399
Other currencies	2,340	597	736	4	254	3,931	6,833	9,079
Total securities	22,749	27,689	21,474	9,701	46,711	128,324	122,115	119,512

(1)	For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
(2)	These amounts are supported by insured mortgages.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

BMO Financial Group 195th Annual Report 2012	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses (Canadian $ in millions)	Available-for-sale securities			2012	Available-for-sale securities			2011	Available-for-sale securities			November 1, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	17,050	265	38	17,277	19,757	478	40	20,195	18,020	252	2	18,270
Canadian provincial and municipal governments	2,642	39	1	2,680	1,484	82	79	1,487	1,623	74	2	1,695
U.S. federal government	10,010	89	–	10,099	4,498	172	–	4,670	5,440	218	–	5,658
U.S. states, municipalities and agencies	3,771	83	7	3,847	3,553	76	2	3,627	4,182	77	2	4,257
Other governments	6,591	10	5	6,596	8,524	13	8	8,529	10,012	32	3	10,041
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	432	3	–	435	856	18	–	874	795	284	–	1,079
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,324	78	14	6,388	5,022	106	2	5,126	652	31	–	683
Corporate debt	7,724	169	18	7,875	5,455	56	15	5,496	3,324	138	22	3,440
Corporate equity	1,129	59	3	1,185	1,352	78	8	1,422	777	28	4	801
Total	55,673	795	86	56,382	50,501	1,079	154	51,426	44,825	1,134	35	45,924
(1)	These amounts are supported by insured mortgages.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2012	Available-for-sale securities in an unrealized loss position for					2011	Available-for-sale securities in an unrealized loss position for					November 1, 2010
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	38	811	–	–	38	811	40	4,635	–	–	40	4,635	2	326	–	–	2	326
Canadian provincial and municipal governments	1	107	–	–	1	107	79	255	–	–	79	255	2	254	–	–	2	254
U.S. federal government	–	1,155	–	–	–	1,155	–	351	–	–	–	351	–	666	–	–	–	666
U.S. states, municipalities and agencies	7	244	–	3	7	247	2	975	–	257	2	1,232	2	340	–	159	2	499
Other governments	1	2,455	4	1,059	5	3,514	6	3,864	2	413	8	4,277	–	1,154	3	3,189	3	4,343
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	41	–	4	–	45	–	5	–	–	–	5	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	14	1,551	–	–	14	1,551	2	668	–	–	2	668	–	19	–	2	–	21
Corporate debt	17	526	1	31	18	557	13	1,815	2	37	15	1,852	18	704	4	488	22	1,192
Corporate equity	3	17	–	2	3	19	4	62	4	4	8	66	1	4	3	30	4	34
Total	81	6,907	5	1,099	86	8,006	146	12,630	8	711	154	13,341	25	3,467	10	3,868	35	7,335
(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2012	2011
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)	1,621	1,492
Available-for-sale securities	561	626
Held-to-maturity securities	1	–
Other securities	82	58
	2,265	2,176
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	153	223
Gross realized losses	(24)	(85)
Other securities, net realized and unrealized gains	28	55
Impairment write-downs	(5)	(4)
Securities gains, other than trading (1)	152	189
Trading securities, net realized and unrealized gains (1) (2)	374	546
Total income from securities	2,791	2,911
(1)	The following income related to our insurance operation was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $253 million in 2012 ($226 million in 2011).
Securities gains, other than trading of $nil in 2012 ($15 million in 2011).
(2)	The following trading securities, net realized and unrealized gains are related to our insurance operations:
Trading securities, net realized and unrealized gains of $286 million in 2012 ($65 million in 2011).

130	BMO Financial Group 195th Annual Report 2012

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are recorded at amortized cost using the effective interest method except for purchased loans, which are described in the Purchased Loans section below. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

We amortize deferred loan origination costs that are directly attributable and incremental to the origination of a loan using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees, to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Residential mortgages are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected in its entirety on a timely basis. Generally, corporate and commercial loans are considered impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan.

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at October 31, 2012, there was $230 million in allowance for credit losses related to other credit instruments included in other liabilities ($228 million in 2011).

The allowance comprises the following two components:

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then approved by an independent credit officer.

To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.

Certain personal loans are individually identified as impaired; however, the provision for personal loans is calculated on a pooled basis, taking into account historical loss experience. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized and presented as interest income.

Collective Allowance

We maintain a collective allowance (previously referred to as the general allowance) in order to cover any impairment in the existing portfolio that cannot yet be associated with loans that are individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by OSFI. The collective allowance is reviewed on a quarterly basis. For purposes of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level of the collective allowance.

BMO Financial Group 195th Annual Report 2012	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The quantitative component consists of a collective allowance model which measures long-run expected losses based on probability of default and loss given default risk parameters. The loss experience is then adjusted to reflect qualitative factors such as management’s experienced credit judgment with respect to current macroeconomic and business conditions, portfolio specific considerations, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed.

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross loan balances at end of year	87,870	81,075	69,250	67,483	93,175	84,883	8,019	7,227	258,314	240,668
Specific allowance at beginning of year	74	52	59	47	426	481	–	10	559	590
Specific provision for credit losses	132	109	743	667	(113)	360	–	(10)	762	1,126
Recoveries	60	8	156	133	630	100	–	–	846	241
Write-offs	(173)	(92)	(883)	(784)	(538)	(454)	–	–	(1,594)	(1,330)
Foreign exchange and other	(17)	(3)	(13)	(4)	(67)	(61)	–	–	(97)	(68)
Specific allowance at end of year	76	74	62	59	338	426	–	–	476	559
Collective allowance at beginning of year	36	23	565	477	817	839	34	44	1,452	1,383
Collective provision for credit losses	11	13	59	88	(63)	(5)	(4)	(10)	3	86
Foreign exchange and other	–	–	–	–	5	(17)	–	–	5	(17)
Collective allowance at end of year	47	36	624	565	759	817	30	34	1,460	1,452
Total allowance	123	110	686	624	1,097	1,243	30	34	1,936	2,011
Comprised of: Loans	113	108	686	624	877	1,017	30	34	1,706	1,783
Other credit instruments (1)	10	2	–	–	220	226	–	–	230	228
Net loan balances at end of year	87,757	80,967	68,564	66,859	92,298	83,866	7,989	7,193	256,608	238,885
(1)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
(2)	Interest income on impaired loans of $159 million was recognized for the year ended October 31, 2012 ($97 million in 2011).
(3)	Restructured loans of $91 million were classified as performing during the year ended October 31, 2012 ($73 million in 2011). Restructured loans of $73 million and $30 million were written off in the years ended October 31, 2012 and 2011, respectively.
Included in loans as at October 31, 2012 are $75,677 million ($72,211 million in 2011) of loans denominated in U.S. dollars and $622 million ($723 million in 2011) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount			Specific allowance (2)			Collective allowance (3)			Net amount
	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010
By geographic region (1):
Canada	189,603	172,320	164,484	263	245	257	660	640	666	188,680	171,435	163,561
United States	63,969	63,687	37,670	166	257	282	599	629	717	63,204	62,801	36,671
Other countries	4,742	4,661	5,077	18	12	42	–	–	–	4,724	4,649	5,035
Total	258,314	240,668	207,231	447	514	581	1,259	1,269	1,383	256,608	238,885	205,267

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $29 million for other credit instruments ($45 million in 2011), which is included in other liabilities.
(3)	Excludes collective allowance of $201 million for other credit instruments ($183 million in 2011), which is included in other liabilities.

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount			Specific allowance (3)			Net of specific allowance
	2012	2011	November 1, 2010	2012	2011	November 1, 2010	2012	2011	November 1, 2010
Residential mortgages	583	471	499	66	72	52	517	399	447
Consumer instalment and other personal loans	401	288	222	62	59	47	339	229	175
Business and government loans	1,992	1,926	2,173	319	383	482	1,673	1,543	1,691
Total (1)	2,976	2,685	2,894	447	514	581	2,529	2,171	2,313
By geographic region (2):
Canada	886	957	952	263	245	257	623	712	695
United States	2,047	1,714	1,860	166	257	282	1,881	1,457	1,578
Other countries	43	14	82	18	12	42	25	2	40
Total	2,976	2,685	2,894	447	514	581	2,529	2,171	2,313

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $29 million for other credit instruments ($45 million in 2011), which is included in other liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $546 million and $544 million as at October 31, 2012 and 2011, respectively.

Specific provisions for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans (2)		Total
For the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011
By geographic region (1):
Canada	14	16	476	505	124	142	614	663
United States	118	93	267	162	(234)	209	151	464
Other Countries	–	–	–	–	(3)	(1)	(3)	(1)
Total	132	109	743	667	(113)	350	762	1,126
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Includes provisions relating customers’ liability under acceptances in the amount of $nil and $(10) million in 2012 and 2011, respectively.

132	BMO Financial Group 195th Annual Report 2012

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value (less costs to sell or distribute). Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2012, we foreclosed on impaired loans and received $438 million of real estate properties that we classified as held for sale ($304 million in 2011).

As at October 31, 2012, real estate properties held for sale totalled $425 million ($486 million in 2011). These properties are disposed of when considered appropriate. During the year ended October 31, 2012, we recorded an impairment loss of $36 million on real estate properties classified as held for sale ($12 million in 2011).

Restructured Loans

From time to time we restructure loans classified as impaired due to the poor financial condition of the borrower. The carrying value of our restructured loans was $367 million as at October 31, 2012 ($298 million in 2011).

Impaired Loans

Our average gross impaired loans and acceptances were $2,812 million for the year ended October 31, 2012 ($2,613 million in 2011). Our average impaired loans, net of the specific allowance, were $2,296 million for the year ended October 31, 2012 ($2,053 million in 2011).

During the year ended October 31, 2012, we recorded a net gain of $4 million (net loss of $31 million in 2011) on the sale of impaired loans.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate insured mortgages of $49,251 million as at October 31, 2012 ($47,974 million in 2011). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at October 31, 2012 ($nil in 2011).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The incurred credit losses will be re-measured at each reporting period, consistent with our methodology for the collective allowance, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

For loans with revolving terms, the interest rate mark and the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we record a collective allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the collective allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in net interest income during the period in which the loan is repaid.

As at October 31, 2012, the remaining amount of purchased performing loans on the balance sheet was $21.1 billion ($26.5 billion in 2011). As at October 31, 2012, the remaining credit mark on performing term loans, revolving loans and other performing loans was $849 million, $301 million and $23 million, respectively ($1,497 million, $589 million and $47 million, respectively, in 2011). Of the total credit mark for performing loans of $1,173 million, $593 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized is $580 million, and this amount will be recognized in either net interest income or collective provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan. As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in the provision for credit losses during the period in which the loan is repaid.

As at October 31, 2012, the remaining amount of purchased credit impaired loans on the balance sheet was $1.2 billion ($1.7 billion in 2011). As at October 31, 2012, the remaining credit mark related to purchased credit impaired loans was $445 million ($1,209 million in 2011).

Unfunded Commitments and Letters of Credit Acquired

As part of our acquisition of M&I, we recorded a liability related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at October 31, 2012, the remaining credit mark on unfunded commitments and letters of credit acquired was $99 million ($178 million in 2011).

BMO Financial Group 195th Annual Report 2012	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

We recorded new provisions for credit losses and recoveries of $6 million and $33 million, respectively, for the year ended October 31, 2012 ($25 million and $23 million, respectively, in 2011). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2012	2011
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	11,851	11,880
Securities lending	1,531	3,037
Documentary and commercial letters of credit	999	1,218
Commitments to extend credit (1)
– Original maturity of one year and under	14,161	23,960
– Original maturity of over one year	45,824	35,718
Total	74,366	75,813
(1)	Commitments to extend credit exclude personal lines of credit and credit card lines of credit that are unconditionally cancellable at our discretion.

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk arising from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 80 to 81 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured in the “individual” sector, comprising $177.6 billion ($163.5 billion in 2011). Additional information on the composition of our loans and derivative exposure is disclosed in Notes 4 and 10, respectively.

Basel II Framework

We use the Basel II Framework for our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk weighted assets in our portfolio except for loans acquired through our M&I acquisition, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is based on management’s best estimate.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

134	BMO Financial Group 195th Annual Report 2012

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo style transactions is the total amount drawn, adding back any write-offs.
•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry, as at October 31, 2012 and 2011, based on the Basel II classifications is as follows:

Credit Exposure by Industry

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo style transactions		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Financial institutions	46,398	44,025	10,887	9,976	104	223	2,544	2,513	55,471	40,141	115,404	96,878
Governments	44,190	34,481	1,292	1,281	–	–	1,002	889	14,537	17,074	61,021	53,725
Manufacturing	10,053	9,498	5,502	4,821	20	19	941	1,182	–	–	16,516	15,520
Real estate	17,462	20,080	2,094	1,692	1	–	762	1,166	–	–	20,319	22,938
Retail trade	8,666	7,411	3,396	2,912	1	–	463	445	–	–	12,526	10,768
Service industries	19,483	17,696	5,293	4,171	29	42	2,558	2,883	949	128	28,312	24,920
Wholesale trade	8,554	7,992	3,738	3,084	7	10	1,370	749	–	–	13,669	11,835
Oil and gas	3,492	3,516	4,801	4,821	–	–	189	393	–	–	8,482	8,730
Individual	130,385	112,292	47,166	51,076	–	–	40	156	21	–	177,612	163,524
Others (1)	28,515	25,661	10,274	9,099	4	6	2,980	2,649	34	32	41,807	37,447
Total exposure at default	317,198	282,652	94,443	92,933	166	300	12,849	13,025	71,012	57,375	495,668	446,285

(1)	Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category for loans, including customers’ liability under acceptances is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 80 of this report.

Based on the Basel II classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2012 and 2011. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2012 Total exposure	2011 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	23,805	63,214	75,193	2,160	30,678	1,629	196,679	171,027
Non-investment grade	2,437	24,560	112	146	8,578	5	35,838	30,321
Watchlist	15	2,049	–	14	392	–	2,470	3,226
Default	16	1,504	–	–	80	–	1,600	2,474
Total	26,273	91,327	75,305	2,320	39,728	1,634	236,587	207,048

(1)	Included in the undrawn amounts are uncommitted exposures of $15,374 million in 2012 ($14,303 million in 2011).

BMO Financial Group 195th Annual Report 2012	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2012	2011	2012	2011	2012	2011
Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	997	20,760	634	339	60	54
Very low (> 0.05% to ≤ 0.20%)	34,347	8,296	1,822	1,539	6,296	5,200
Low (> 0.20% to 0.75%)	14,623	10,750	2,656	2,426	7,435	7,888
Medium (> 0.75% to 7.00%)	10,896	9,470	2,649	2,211	6,031	5,325
High (> 7.00% to 99.99%)	958	957	448	294	364	393
Default (100%)	756	720	32	28	69	70
Total	62,577	50,953	8,241	6,837	20,255	18,930

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2012 and 2011:

Loans Past Due Not Impaired (Canadian $ in millions)
	1 to 29 days		30 to 89 days		90 days or more		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Residential mortgages (1)	543	641	505	545	124	245	1,172	1,431
Credit card, consumer instalment and other personal loans	1,535	1,546	407	384	104	117	2,046	2,047
Business and government loans	1,009	708	800	359	511	264	2,320	1,331
Customers’ liability under acceptances	–	19	–	–	–	–	–	19
Total	3,087	2,914	1,712	1,288	739	626	5,538	4,828

(1)	The percentage of residential mortgages 90 days or more past due but not impaired, that were guaranteed by the Government of Canada is 3% for 2012 and 2% for 2011.

Loan Maturities and Rate Sensitivity

The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Canada
Consumer	40,789	34,239	84,513	78,362	6,774	8,829	132,076	121,430
Commercial and corporate (excluding real estate)	31,039	29,371	15,490	10,852	1,460	1,409	47,989	41,632
Commercial real estate	4,952	4,780	3,905	3,348	681	1,130	9,538	9,258
United States	20,902	21,517	34,052	25,084	9,015	17,086	63,969	63,687
Other countries	3,949	—	793	4,654	–	7	4,742	4,661
Total	101,631	89,907	138,753	122,300	17,930	28,461	258,314	240,668

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2012	2011	November 1, 2010
Fixed rate	114,607	108,310	98,574
Floating rate	133,987	122,526	98,095
Non-interest sensitive (1)	8,014	8,049	8,598
Total	256,608	238,885	205,267

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 82 to 86 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 86 to 87 of this report.

136	BMO Financial Group 195th Annual Report 2012

Contractual Maturities of Financial Liabilities

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.

Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2012 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	November 1, 2010
On-Balance Sheet Financial Instruments
Deposits (1)	115,100	105,548	22,611	25,359	16,216	13,666	1,449	4,196	164,025	149,303	319,401	298,072	246,368
Subordinated debt	198	267	389	474	498	537	4,769	6,304	–	–	5,854	7,582	5,567
Capital trust securities (2)	46	463	473	519	–	–	–	–	–	–	519	982	1,470
Other financial liabilities	57,978	54,726	8,306	12,295	7,663	6,639	7,978	7,227	360	436	82,285	81,323	86,558

(1)	Excludes interest payments and structured notes designated under the fair value option.
(2)	For the BMO Tier 1 Notes – Series A, we have incorporated cash flows for principal and interest to the first redemption date at the option of the Trust (see Note 18 for redemption date).
The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2012 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	14,161	23,960	18,087	17,775	24,800	16,655	2,937	1,288	–	–	59,985	59,678
Operating leases	274	252	469	438	359	347	700	724	–	–	1,802	1,761
Financial guarantee contracts (1)	28,469	39,224	–	–	–	–	–	–	–	–	28,469	39,224
Purchase obligations (2)	518	704	517	759	286	196	207	55	–	–	1,528	1,714

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2012, we have extended the contract for five years with an external service provider for technology and payment processing services. Also in 2012, we have extended the contract for seven years with an external service provider for various human resources activities including payroll processing, benefits administration and other services. In 2010, we have entered into a nine year contract with an external service provider for the processing of various credit card account portfolios and other services. In 2008, we have entered into a five year contract with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2000, we have entered into a 15 year contract with an external service provider for cheque processing, statement production, mail distribution, ABM envelope processing and wholesale lockbox processing.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments to reimburse the counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 10). For guarantees that do not qualify as a derivative, the liability is initially recorded at fair value, which is generally the fee to be received. Subsequently guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any increase in the liability is reported in the Consolidated Statement of Income.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,851 million as at October 31, 2012 ($11,880 million in 2011). The majority of these have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2012, $29 million ($45 million in 2011) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2012 and 2011 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,467 million as at October 31, 2012 ($3,708 million in 2011). As at October 31, 2012, $107 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($84 million in 2011).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

BMO Financial Group 195th Annual Report 2012	137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Funding Facility

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $295 million as at October 31, 2012 ($300 million in 2011). No amounts were drawn as at October 31, 2012 and 2011.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $24,126 million as at October 31, 2012 ($34,085 million in 2011). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $156 million as at October 31, 2012 ($880 million in 2011).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,343 million as at October 31, 2012 ($5,139 million in 2011). No amount was included in our Consolidated Balance Sheet as at October 31, 2012 and 2011 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (”securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans. We are required to consolidate these vehicles. During the year ended October 31, 2012, we ceased using bank securitization vehicles to securitize our Canadian mortgage loans. See Note 9 for further information. We also sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle or third-party securitization program, less credit losses and other costs.

We assess whether the loans qualify for off-balance sheet treatment based on the transfer of the risks and rewards.

The loans sold to third-party securitization programs or directly to third parties do not qualify for off-balance sheet recognition as we have determined that the transfer of these loans has not resulted in the transfer of substantially all the risks and rewards, as we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets. We continue to recognize the loans in our Consolidated Balance Sheet, and recognize the instruments issued as a liability representing a secured financing. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, the payments held in the securitization vehicles on behalf of the investors are added to the carrying value of the securitized assets in the table below. The interest and fees collected, net of the yield paid to investors is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2012, we sold $4,139 million of loans to third-party securitization programs ($4,495 million in 2011).

The following table shows the carrying amount of assets related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset in the Consolidated Balance Sheet:

(Canadian $ in millions)	2012 (1)		2011		November 1, 2010
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Available-for-sale securities	1,586		874		1,077
Residential mortgages	10,192		11,758		13,384
	11,778		12,632		14,461
Other related assets (2)	8,456		8,004		8,754
Total	20,234	20,312	20,636	20,462	23,215	23,047
(1)	The fair value of the securitized assets is $20,472 million and the fair value of the associated liabilities is $20,733 million, for a net position of $(261) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities.

138	BMO Financial Group 195th Annual Report 2012

Note 9: Special Purpose Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of special purpose entities (“SPEs”) to facilitate or secure customer transactions and to obtain alternative sources of funding. We are required to consolidate a SPE if we control the vehicle. The following circumstances are considered when assessing whether we, in substance, control the SPE and consequently are required to consolidate:

•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

We consider all aspects of the relationship between us and the SPE to determine whether we ultimately have the power to govern the financial and operating policies of the SPE, so as to obtain the majority of the benefits from the SPE’s activities.

We perform a re-assessment of consolidation whenever there is a change in the substance of the relationship.

A description of each SPE is included on the following page. Total assets in our unconsolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)						2012						2011	November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,691	–	118	–	3,809	2,697	3,012	–	343	2	3,357	2,450	3,085	2,976
Structured finance vehicles	na	na	10,324	–	10,324	26,500	na	na	7,331	–	7,331	19,117	4,772	6,979
Total	3,691	–	10,442	–	14,133	29,197	3,012	–	7,674	2	10,688	21,567	7,857	9,955
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2012 and 2011.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.
na	– not applicable

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below:

(Canadian $ in millions)						2012						2011	November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets
	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Total (1)
Consolidated SPEs
Canadian customer securitization vehicles	7	–	574	–	581	574	20	–	89	–	109	89	396	196
U.S. customer securitization vehicle	4,144	58	–	2	4,204	3,378	3,775	116	–	5	3,896	3,348	4,158	4,074
Bank securitization vehicles (2)	–	–	192	–	192	5,323	5,100	–	548	94	5,742	10,787	5,577	9,469
Credit protection vehicle – Apex (3)	522	–	1,385	104	2,011	2,226	1,030	–	1,208	601	2,839	2,219	2,827	2,208
Structured investment vehicles	40	1,440	–	1	1,481	1,597	91	2,940	–	19	3,050	2,940	5,298	5,225
Capital and funding trusts	2,973	11,132	842	91	15,038	14,972	2,459	8,596	1,162	94	12,311	12,520	11,873	10,950
Total	7,686	12,630	2,993	198	23,507	28,070	12,475	11,652	3,007	813	27,947	31,903	30,129	32,122
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between us and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $5,186 million of asset-backed commercial paper and term asset-backed securities funding our bank securitization vehicles ($10,292 million in 2011).
(3)	Total assets include cash and interest bearing deposits of $2,069 million and securities of $157 million ($2,052 million and $167 million, respectively in 2011).

BMO Financial Group 195th Annual Report 2012	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. We do not service the transferred assets because the responsibility is retained by the client. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. For our Canadian customer securitization vehicles, we determined that we control and must consolidate five of these vehicles (three in 2011), as we have the right to obtain the majority of the benefits through our ownership of ABCP. We are not required to consolidate five of our 10 (five of our eight in 2011) Canadian customer securitization vehicles.

For our U.S. customer securitization vehicle, we determined that we control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits from the vehicle’s activities.

Bank Securitization Vehicles

We use a bank securitization vehicle to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of this vehicle limits the types of activities it can undertake and the type of assets it can hold, and has limited decision-making authority. This vehicle issues term asset-backed securities to fund its activities. We control and must consolidate this vehicle, as we have key decision-making powers to obtain the majority of the benefits of its activities. We also used two bank securitization vehicles to securitize our Canadian mortgages. The two bank securitization vehicles ceased issuing ABCP and have no ABCP outstanding as at October 31, 2012.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. As at October 31, 2012 and 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes. We control and must consolidate this vehicle, through our ownership of medium-term notes.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. At October 31, 2012, we held interests in Links Finance Corporation (“Links”), which we consolidate, as we have key decision-making powers to obtain the majority of the benefits of its activities. During the year ended October 31, 2012, Parkland Finance Corporation (“Parkland”) sold its remaining assets, fully repaid our liquidity facility and distributed the remaining proceeds to its capital note holders.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds through SPEs. We are not required to consolidate these vehicles.

Capital and Funding Trusts

Capital and Funding Trusts (the “Trusts”) are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These Trusts purchase notes from us, or we may sell assets to the Trusts in exchange for promissory notes. We control and must consolidate these Trusts, as the majority of the activities of these Trusts are conducted on our behalf. See Note 18 for further information related to the Capital Trusts.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,140 million as at October 31, 2012 ($1,077 million in 2011). We are not required to consolidate these compensation trusts.

Other SPEs

We are involved with other entities that may potentially be SPEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to control these SPEs. As a result, we are not required to consolidate these SPEs. Transactions with these SPEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific SPE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

140	BMO Financial Group 195th Annual Report 2012

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

Use of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of the future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets and liabilities denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of six years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We record interest that we pay or receive on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to net interest income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in net interest income in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $166 million ($123 million after tax). This will adjust the interest recorded on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the net interest income on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2012 and 2011.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation on the net investment in foreign operations and the corresponding hedging instrument is recorded in net gain (loss) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2012 (no ineffectiveness in 2011). We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $6,867 million as at October 31, 2012 ($7,393 million in 2011).

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2012	42	(44)	(2)
	2011	245	(276)	(31)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2012
Interest rate	(44)	3	177	–
Foreign exchange	(27)	–	–	(32)
Total	(71)	3	177	(32)
2011
Interest rate	345	8	98	–
Foreign exchange	120	–	–	(66)
Total	465	8	98	(66)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

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Contingent Features

Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2012 is $6.8 billion, for which we have posted collateral of $6.8 billion. If our credit rating had been downgraded to A- on October 31, 2012 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $1.1 billion.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Discussion of the fair value measurement of derivatives is included in Note 29.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2012			2011			November 1, 2010
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	36,040	(35,207)	833	34,848	(33,417)	1,431	31,317	(29,835)	1,482
Forward rate agreements	98	(104)	(6)	117	(116)	1	87	(80)	7
Futures	1	(3)	(2)	4	(12)	(8)	5	(14)	(9)
Purchased options	1,180	–	1,180	1,317	–	1,317	1,398	–	1,398
Written options	–	(1,208)	(1,208)	–	(1,630)	(1,630)	–	(1,667)	(1,667)
Foreign Exchange Contracts
Cross-currency swaps	1,159	(1,406)	(247)	1,381	(1,897)	(516)	1,271	(2,300)	(1,029)
Cross-currency interest rate swaps	4,408	(4,193)	215	5,139	(4,606)	533	4,595	(4,116)	479
Forward foreign exchange contracts	1,713	(1,768)	(55)	2,706	(3,165)	(459)	2,527	(2,950)	(423)
Purchased options	140	–	140	190	–	190	218	–	218
Written options	–	(109)	(109)	–	(164)	(164)	–	(171)	(171)
Commodity Contracts
Swaps	804	(1,180)	(376)	1,041	(1,173)	(132)	1,462	(1,584)	(122)
Purchased options	428	–	428	570	–	570	1,127	–	1,127
Written options	–	(561)	(561)	–	(667)	(667)	–	(1,004)	(1,004)
Equity Contracts	367	(2,268)	(1,901)	4,336	(2,398)	1,938	1,653	(2,233)	(580)
Credit Default Swaps
Purchased	237	–	237	715	–	715	711	–	711
Written	–	(156)	(156)	–	(880)	(880)	–	(933)	(933)
Total fair value – trading derivatives	46,575	(48,163)	(1,588)	52,364	(50,125)	2,239	46,371	(46,887)	(516)
Average fair value (1)	49,911	(50,212)	(301)	44,140	(43,382)	758	44,034	(43,328)	706
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	134	(146)	(12)	554	(164)	390	324	(256)	68
Fair value hedges – swaps	737	(396)	341	1,158	(570)	588	877	(489)	388
Total swaps	871	(542)	329	1,712	(734)	978	1,201	(745)	456
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	625	(31)	594	1,037	(75)	962	1,514	–	1,514
Total foreign exchange contracts	625	(31)	594	1,037	(75)	962	1,514	–	1,514
Total fair value – hedging derivatives (2)	1,496	(573)	923	2,749	(809)	1,940	2,715	(745)	1,970
Average fair value (1)	2,287	(768)	1,519	2,721	(677)	2,044	2,377	(644)	1,733
Total fair value – trading and hedging derivatives	48,071	(48,736)	(665)	55,113	(50,934)	4,179	49,086	(47,632)	1,454
Less: impact of master netting agreements	(35,087)	35,087	–	(35,856)	35,856	–	(31,537)	31,537	–
Total	12,984	(13,649)	(665)	19,257	(15,078)	4,179	17,549	(16,095)	1,454
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets			Liabilities
	2012	2011	November 1, 2010	2012	2011	November 1, 2010
Fair value of trading derivatives	46,575	52,364	46,371	48,163	50,125	46,887
Fair value of hedging derivatives	1,496	2,749	2,715	573	809	745
Total	48,071	55,113	49,086	48,736	50,934	47,632

BMO Financial Group 195th Annual Report 2012	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2012				2011		November 1, 2010
		Hedging				Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	1,880,368	35,802	49,006	1,965,176	1,938,501	31,842	42,041	2,012,384	1,397,813	29,303	37,539	1,464,655
Forward rate agreements	569,748	–	–	569,748	449,154	–	–	449,154	406,115	–	–	406,115
Purchased options	24,015	–	–	24,015	34,720	–	–	34,720	41,254	–	–	41,254
Written options	31,364	–	–	31,364	40,454	–	–	40,454	54,898	–	–	54,898
	2,505,495	35,802	49,006	2,590,303	2,462,829	31,842	42,041	2,536,712	1,900,080	29,303	37,539	1,966,922
Exchange-traded
Futures	76,306	–	–	76,306	122,683	–	–	122,683	42,316	–	–	42,316
Purchased options	16,307	–	–	16,307	29,544	–	–	29,544	44,656	–	–	44,656
Written options	13,818	–	–	13,818	27,955	–	–	27,955	35,201	–	–	35,201
	106,431	–	–	106,431	180,182	–	–	180,182	122,173	–	–	122,173
Total interest rate contracts	2,611,926	35,802	49,006	2,696,734	2,643,011	31,842	42,041	2,716,894	2,022,253	29,303	37,539	2,089,095
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	30,245	–	–	30,245	31,428	–	–	31,428	27,002	–	–	27,002
Cross-currency interest rate swaps	238,675	–	–	238,675	213,184	–	–	213,184	179,653	–	–	179,653
Forward foreign exchange contracts	209,947	7,398	–	217,345	270,097	15,151	–	285,248	225,273	13,832	–	239,105
Purchased options	8,682	–	–	8,682	7,966	–	–	7,966	7,510	–	–	7,510
Written options	10,588	–	–	10,588	10,352	–	–	10,352	11,960	–	–	11,960
	498,137	7,398	–	505,535	533,027	15,151	–	548,178	451,398	13,832	–	465,230
Exchange-traded
Futures	767	–	–	767	243	–	–	243	2,147	–	–	2,147
Purchased options	3,505	–	–	3,505	4,434	–	–	4,434	10,220	–	–	10,220
Written options	1,404	–	–	1,404	2,288	–	–	2,288	4,205	–	–	4,205
	5,676	–	–	5,676	6,965	–	–	6,965	16,572	–	–	16,572
Total foreign exchange contracts	503,813	7,398	–	511,211	539,992	15,151	–	555,143	467,970	13,832	–	481,802
Commodity Contracts
Over-the-counter
Swaps	15,528	–	–	15,528	14,681	–	–	14,681	16,400	–	–	16,400
Purchased options	9,384	–	–	9,384	8,860	–	–	8,860	8,745	–	–	8,745
Written options	5,479	–	–	5,479	4,747	–	–	4,747	6,395	–	–	6,395
	30,391	–	–	30,391	28,288	–	–	28,288	31,540	–	–	31,540
Exchange-traded
Futures	21,743	–	–	21,743	19,858	–	–	19,858	21,169	–	–	21,169
Purchased options	9,315	–	–	9,315	9,051	–	–	9,051	26,186	–	–	26,186
Written options	10,762	–	–	10,762	10,441	–	–	10,441	28,759	–	–	28,759
	41,820	–	–	41,820	39,350	–	–	39,350	76,114	–	–	76,114
Total commodity contracts	72,211	–	–	72,211	67,638	–	–	67,638	107,654	–	–	107,654
Equity Contracts
Over-the-counter	30,000	–	–	30,000	25,450	–	–	25,450	22,896	–	–	22,896
Exchange-traded	2,252	–	–	2,252	22,450	–	–	22,450	13,549	–	–	13,549
Total equity contracts	32,252	–	–	32,252	47,900	–	–	47,900	36,445	–	–	36,445
Credit Default Swaps
Over-the-counter purchased	11,682	–	–	11,682	16,802	–	–	16,802	17,564	–	–	17,564
Over-the-counter written	24,126	–	–	24,126	34,085	–	–	34,085	38,600	–	–	38,600
Total credit default swaps	35,808	–	–	35,808	50,887	–	–	50,887	56,164	–	–	56,164
Total	3,256,010	43,200	49,006	3,348,216	3,349,428	46,993	42,041	3,438,462	2,690,486	43,135	37,539	2,771,160
Included in notional amounts is $1 million as at October 31, 2012 ($28 million in 2011) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in the program are traded on behalf of customers, with all gains and losses accruing to them.

144	BMO Financial Group 195th Annual Report 2012

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.

Terms used in the credit risk table are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2012			2011			November 1, 2010
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	36,911	41,412	–	36,560	43,243	–	32,519	37,757	–
Forward rate agreements	98	68	–	117	137	–	87	110	–
Purchased options	1,174	1,270	–	1,307	1,437	–	1,379	1,566	–
Total interest rate contracts	38,183	42,750	2,355	37,984	44,817	2,798	33,985	39,433	3,723
Foreign Exchange Contracts
Cross-currency swaps	1,159	2,690	–	1,381	2,854	–	1,271	2,456	–
Cross-currency interest rate swaps	4,408	15,317	–	5,139	15,371	–	4,595	13,064	–
Forward foreign exchange contracts	2,338	4,423	–	3,743	6,658	–	4,041	6,694	–
Purchased options	105	190	–	159	251	–	173	245	–
Total foreign exchange contracts	8,010	22,620	1,836	10,422	25,134	2,293	10,080	22,459	2,477
Commodity Contracts
Swaps	804	2,430	–	1,041	2,690	–	1,462	3,612	–
Purchased options	100	1,286	–	138	1,348	–	382	1,666	–
Total commodity contracts	904	3,716	667	1,179	4,038	820	1,844	5,278	853
Equity Contracts	347	2,416	102	467	1,943	117	625	1,961	137
Credit Default Swaps	237	746	588	715	1,485	651	711	1,756	773
Total derivatives	47,681	72,248	5,548	50,767	77,417	6,679	47,245	70,887	7,963
Less: impact of master netting agreements	(35,087)	(51,297)	–	(35,856)	(50,642)	–	(31,537)	(45,706)	–
Total	12,594	20,951	5,548	14,911	26,775	6,679	15,708	25,181	7,963

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $390 million as at October 31, 2012 ($4,346 million in 2011).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements						After master netting agreements
	2012		2011		November 1, 2010		2012		2011		November 1, 2010
Canada	18,283	38	21,015	41	18,530	39	7,309	58	8,705	59	8,248	53
United States	12,654	27	12,360	24	12,450	26	3,279	26	3,198	21	3,991	25
United Kingdom	8,210	17	8,431	17	7,363	16	636	5	1,329	9	1,115	7
Other countries (1)	8,534	18	8,961	18	8,902	19	1,370	11	1,679	11	2,354	15
Total	47,681	100%	50,767	100%	47,245	100%	12,594	100%	14,911	100%	15,708	100%

(1)	No other country represented 10% or more of our replacement cost in 2012 or 2011.

BMO Financial Group 195th Annual Report 2012	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2012 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	32,455	4,796	315	145	106	37,817
Government	3,263	2,343	21	–	–	5,627
Natural resources	57	44	178	–	–	279
Energy	96	7	96	–	–	199
Other	2,313	819	294	202	131	3,759
Total	38,184	8,009	904	347	237	47,681

As at October 31, 2011 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	32,486	6,727	294	227	391	40,125
Government	3,018	2,604	33	–	–	5,655
Natural resources	32	96	311	–	–	439
Energy	80	10	185	–	–	275
Other	2,368	985	356	240	324	4,273
Total	37,984	10,422	1,179	467	715	50,767

As at November 1, 2010 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	29,286	6,684	654	382	313	37,319
Government	2,351	2,487	56	–	–	4,894
Natural resources	45	74	351	–	–	470
Energy	54	2	239	–	–	295
Other	2,249	833	544	243	398	4,267
Total	33,985	10,080	1,844	625	711	47,245

Credit Derivatives

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2012 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	10,463	12,414	63	22,940	128
Non-investment grade (1)	344	384	223	951	27
Non-rated	9	166	60	235	1
Total (2)	10,816	12,964	346	24,126	156

	Maximum payout/Notional				Fair value
As at October 31, 2011 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	8,866	22,553	550	31,969	702
Non-investment grade (1)	1,033	704	176	1,913	176
Non-rated	113	24	66	203	2
Total (2)	10,012	23,281	792	34,085	880

	Maximum payout/Notional				Fair value
As at November 1, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,514	24,302	8,898	35,714	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2
Total	3,417	26,184	8,999	38,600	933

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2012, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $0.6 billion and $18 million ($1.6 billion and $124 million in 2011).

146	BMO Financial Group 195th Annual Report 2012

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2012	2011	November 1, 2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	621,779	598,602	430,220	243,622	70,953	1,965,176	2,012,384	1,464,655
Forward rate agreements, futures and options	616,767	100,087	9,622	4,381	701	731,558	704,510	624,440
Total interest rate contracts	1,238,546	698,689	439,842	248,003	71,654	2,696,734	2,716,894	2,089,095
Foreign Exchange Contracts
Cross-currency swaps	4,801	7,769	9,254	6,554	1,867	30,245	31,428	27,002
Cross-currency interest rate swaps	59,282	72,011	53,524	41,317	12,541	238,675	213,184	179,653
Forward foreign exchange contracts, futures and options	230,804	8,051	2,915	514	7	242,291	310,531	275,147
Total foreign exchange contracts	294,887	87,831	65,693	48,385	14,415	511,211	555,143	481,802
Commodity Contracts
Swaps	8,553	5,738	797	440	–	15,528	14,681	16,400
Futures and options	33,217	19,352	1,426	2,688	–	56,683	52,957	91,254
Total commodity contracts	41,770	25,090	2,223	3,128	–	72,211	67,638	107,654
Equity Contracts	22,246	5,695	3,096	749	466	32,252	47,900	36,445
Credit Contracts	13,570	7,502	13,001	1,735	–	35,808	50,887	56,164
Total notional amount	1,611,019	824,807	523,855	302,000	86,535	3,348,216	3,438,462	2,771,160

Note 11: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Gains and losses on disposal are included in other non-interest expense in our Consolidated Statement of Income.

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value.

When major components of buildings have different useful lives, they are accounted for separately and amortized over each component’s useful life.

Amortization expense for the years ended October 31, 2012 and 2011 amounted to $364 million and $307 million, respectively.

There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2012 and 2011.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2012 were $1,802 million. The commitments for each of the next five years and thereafter are $274 million for 2013, $248 million for 2014, $221 million for 2015, $194 million for 2016, $165 million for 2017 and $700 million thereafter. Included in these amounts are the commitments related to 795 leased branch locations as at October 31, 2012.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2012 and 2011 was $418 million and $380 million, respectively.

BMO Financial Group 195th Annual Report 2012	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)					2012						2011
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost:
Balance at beginning of year	304	1,539	1,459	893	993	5,188	169	1,283	1,334	801	901	4,488
Additions	4	81	257	86	117	545	7	87	153	53	95	395
Disposals (1)	(16)	(69)	(228)	(228)	(148)	(689)	(2)	(16)	(99)	(17)	(22)	(156)
Additions from acquisitions (2)	–	–	–	1	–	1	127	184	74	55	23	463
Foreign exchange and other	(1)	3	(21)	12	(1)	(8)	3	1	(3)	1	(4)	(2)
Balance at end of year	291	1,554	1,467	764	961	5,037	304	1,539	1,459	893	993	5,188
Accumulated depreciation and impairment:
Balance at beginning of year	–	768	1,099	634	626	3,127	–	728	1,054	623	576	2,981
Disposals (1)	–	(19)	(187)	(221)	(146)	(573)	–	(13)	(94)	(16)	(21)	(144)
Amortization	–	65	164	57	78	364	–	58	134	43	72	307
Foreign exchange and other	–	1	(2)	–	–	(1)	–	(5)	5	(16)	(1)	(17)
Balance at end of year	–	815	1,074	470	558	2,917	–	768	1,099	634	626	3,127
Net carrying value	291	739	393	294	403	2,120	304	771	360	259	367	2,061

(1)	Includes fully depreciated assets written-off.
(2)	Premises and equipment are recorded at the fair value on the date of the acquisition.

Note 12: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million, subject to a post-closing adjustment based on equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. is part of our Private Client Group reporting segment.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation for consideration of approximately $4.1 billion (US$4.3 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the market price of the shares on the date of closing. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US$1.7 billion). Acquisition costs of $86 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill increased by $57 million during the year ended October 31, 2012, mainly related to adjustments in the valuation of the acquired loans. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate Services reporting segments. Goodwill was allocated to each of these segments except for Corporate Services.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management for cash consideration of $82 million, subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. We included contingent consideration of approximately $13 million in the purchase price related to this acquisition, which is expected to be paid in future years. During the year ended October 31, 2011, we increased the purchase price by $15 million to $110 million based on a revaluation of net assets acquired and finalization of working capital adjustments. During the year ended October 31, 2012, we decreased our estimate of the contingent consideration to $3 million, resulting in a gain of $5 million ($8 million in 2011, resulting in a gain of $5 million). Acquisition costs of $5 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part

148	BMO Financial Group 195th Annual Report 2012

of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

The following acquisition is expected to close in fiscal 2013:

Asian Wealth Management Business

On April 24, 2012, the bank reached a definitive agreement to acquire an Asian-based wealth management business. Based in Hong Kong and

Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region. This acquisition provides an important opportunity for us to expand our offering to high net worth individuals in the Asia-Pacific region. The transaction is subject to regulatory approval. This Asian Wealth Management Business will be part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2012	2011
	CTC	LGM	M&I
Cash resources (1)	2	11	2,839
Securities	–	3	5,980
Loans	–	–	29,046
Premises and equipment	1	–	431
Goodwill	7	70	1,958
Intangible assets	11	31	649
Deferred tax assets	–	–	2,160
Other assets	2	21	2,265
Total assets	23	136	45,328
Deposits	–	–	33,800
Other liabilities	2	26	7,417
Total liabilities	2	26	41,217
Purchase price	21	110	4,111

The allocation of the purchase price for CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources acquired through the M&I acquisition include cash and cash equivalents and interest bearing deposits.

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

Fair value less costs to sell was the measurement we used to perform the impairment test for goodwill in 2012 and 2011. We determined the fair value less costs to sell for each cash generating unit (“CGU”) by discounting cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to

3%, a rate that is consistent with long-term nominal GDP growth. The discount rates we applied in determining the recoverable amounts range from 8.3% to 15.5%, and are based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2012 and 2011.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts to decline below carrying amounts.

A continuity of our goodwill by CGU for the years ended October 31, 2012 and 2011 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at November 1, 2010	123		1,020		1,143	68		216		77		2	363	113		1,619
Acquisitions during the year	–		1,478		1,478	–		157		257		–	414	76		1,968
Other (1)	(1)		47		46	–		4		10		–	14	2		62
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the year	–		–		–	–		–		7		–	7	–		7
Other (1)	–		48		48	–		4		6		–	10	3		61
Goodwill as at October 31, 2012	122	(2)	2,593	(3)	2,715	68	(4)	381	(5)	357	(6)	2	808	194	(7)	3,717

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust,
Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO Inc., Stoker Ostler Wealth Advisors, Inc., M&I and CTC Consulting LLC.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.

BMO Financial Group 195th Annual Report 2012	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost less accumulated amortization. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Intangible assets cost as at November 1, 2010	173	247	151	543	917	146	26	2,203
Net additions/disposals/other	(2)	(2)	–	7	270	(26)	–	247
Acquisitions	218	462	–	–	–	–	–	680
Foreign exchange	8	14	(3)	(1)	(6)	(1)	–	11
Intangible assets cost as at October 31, 2011	397	721	148	549	1,181	119	26	3,141
Net additions/disposals/other	(2)	–	2	(11)	316	37	2	344
Acquisitions	11	–	–	–	–	–	–	11
Foreign exchange	1	2	–	–	(3)	–	1	1
Intangible assets cost as at October 31, 2012	407	723	150	538	1,494	156	29	3,497

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization as at November 1, 2010	81	179	142	451	513	–	25	1,391
Disposals/other	(2)	(11)	–	(5)	(14)	–	–	(32)
Amortization	19	43	8	34	126	–	1	231
Foreign exchange	–	(4)	(3)	–	(4)	–	–	(11)
Accumulated amortization as at October 31, 2011	98	207	147	480	621	–	26	1,579
Disposals/other	(2)	–	–	(29)	57	–	2	28
Amortization	35	98	1	32	173	–	–	339
Foreign exchange	–	–	–	1	(2)	–	–	(1)
Accumulated amortization as at October 31, 2012	131	305	148	484	849	–	28	1,945

Carrying value as at October 31, 2012	276	418	2	54	645	156	1	1,552
Carrying value as at October 31, 2011	299	514	1	69	560	119	–	1,562
Carrying value as at November 1, 2010	92	68	9	92	404	146	1	812

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no intangible assets with indefinite lives.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. If any intangible assets are determined to be impaired, we write them down to their recoverable amount; the higher of the value in use and the fair value less costs to sell, when this is less than the carrying value.

There were no write-downs of intangible assets due to impairment during the years ended October 31, 2012 and 2011.

The total estimated amortization expense related to intangible assets for each of the next five years is $260 million for 2013, $244 million for 2014, $230 million for 2015, $218 million for 2016 and $207 million for 2017.

Note 14: Other Assets

(Canadian $ in millions)	2012	2011	November 1, 2010
Accounts receivable, prepaid expenses and other items	7,813	6,248	3,875
Accrued interest receivable	861	870	857
Due from clients, dealers and brokers	526	637	443
Insurance-related assets (1)	630	724	1,077
Pension asset (Note 23)	508	411	399
Total	10,338	8,890	6,651
(1)	Includes reinsurance assets related to our life insurance business in the amount of $472 million in 2012 ($497 million in 2011).

150	BMO Financial Group 195th Annual Report 2012

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	November 1, 2010
Deposits by:
Banks	816	747	611	541	2,653	2,423	13,210	17,166	17,290	20,877	19,409
Businesses and governments	16,461	11,839	21,431	18,769	44,052	37,953	103,238	90,648	185,182	159,209	131,892
Individuals	4,745	7,170	10,388	9,438	63,770	59,313	42,327	46,366	121,230	122,287	99,043
Total (1) (2)	22,022	19,756	32,430	28,748	110,475	99,689	158,775	154,180	323,702	302,373	250,344
Booked in:
Canada	21,167	18,845	24,280	21,059	60,654	51,340	97,243	96,434	203,344	187,678	171,310
United States	596	496	8,007	7,562	48,968	47,767	49,614	43,881	107,185	99,706	64,077
Other countries	259	415	143	127	853	582	11,918	13,865	13,173	14,989	14,957
Total	22,022	19,756	32,430	28,748	110,475	99,689	158,775	154,180	323,702	302,373	250,344
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at October 31, 2012 and 2011, total deposits payable on a fixed date included $17,613 million and $18,190 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2012,
October 31, 2011 and November 1, 2010 are $146,003 million, $134,398 million and $92,213 million, respectively, of deposits denominated in U.S. dollars, and $4,777 million, $4,908 million and $5,207 million, respectively, of deposits denominated in other foreign currencies.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2012, we had borrowed $1,674 million of federal funds ($831 million in 2011).

•	Commercial paper, which totalled $4,513 million as at October 31, 2012 ($3,804 million in 2011).
•	Covered bonds, which totalled $9,104 million as at October 31, 2012 ($7,087 million in 2011).

The following table presents the maturity schedule for our deposits payable on a fixed date:

Payable on a Fixed Date (Canadian $ in millions)	2012	2011	November 1, 2010
Within 1 year	114,309	106,655	105,025
1 to 2 years	10,493	15,944	11,636
2 to 3 years	13,343	10,107	12,388
3 to 4 years	7,772	7,078	1,980
4 to 5 years	9,710	8,644	5,916
Over 5 years (1)	3,148	5,752	4,279
Total (2)	158,775	154,180	141,224
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	Includes $134,146 million of deposits, each greater than one hundred thousand dollars, of which $79,223 million were booked in Canada, $43,006 million were booked in the United States and $11,918 million were booked in other countries ($125,083 million, $75,712 million, $35,505 million and $13,866 million, respectively, in 2011). Of the $79,223 million of deposits booked in Canada, $35,023 million mature in less than three months, $5,250 million mature in three to six months, $7,979 million mature in six to 12 months and $30,971 million mature after 12 months ($75,712 million, $33,582 million, $1,846 million, $6,154 million and $34,130 million, respectively, in 2011). We have liquid assets of $154,606 million to support these and other deposit liabilities ($147,771 million in 2011). A portion of these liquid assets have been pledged.

The following table presents the average deposit balances and average rates of interest paid during 2012 and 2011:

	Average balances		Average rate paid (%)
(Canadian $ in millions, except as noted)	2012	2011	2012	2011
Deposits Booked in Canada
Demand deposits – interest bearing	19,146	17,489	0.44	0.41
Demand deposits – non-interest bearing	23,343	21,620	–	–
Payable after notice	56,262	49,282	0.60	0.53
Payable on a fixed date	92,314	89,469	1.24	1.90
Total deposits booked in Canada	191,065	177,860	0.82	1.14
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,213	8,619	0.60	0.53
Governments and institutions in the United States and other countries	8,381	9,909	0.35	0.54
Other demand deposits	7,546	4,497	0.02	0.03
Other deposits payable after notice or on a fixed date	105,212	70,874	0.51	0.73
Total deposits booked in the United States and other countries	130,352	93,899	0.47	0.66
Total average deposits	321,417	271,759	0.68	0.98

As at October 31, 2012 and 2011, deposits by foreign depositors in our Canadian bank offices amounted to $24,639 million and $18,237 million, respectively.

BMO Financial Group 195th Annual Report 2012	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $19 million for the year ended October 31, 2012 (decrease of $57 million in 2011). This includes a decrease of $20 million attributable to changes in our credit spread (increase of $50 million in 2011). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since these notes were designated at fair value through profit or loss to October 31, 2012 was an unrealized gain of less than $1 million. Starting in 2009, we hedged the exposure in our credit spread.

The fair value and amount due at contractual maturity of these notes as at October 31, 2012 were $4,301 million and $4,284 million, respectively ($4,301 million and $4,572 million, respectively, in 2011). These structured notes are recorded in other liabilities in our Consolidated Balance Sheet.

Note 16: Other Liabilities

(Canadian $ in millions)	2012	2011	November 1, 2010
Acceptances	8,019	7,227	7,001
Securities sold but not yet purchased	23,439	20,207	14,245
Securities lent or sold under repurchase agreements	39,737	32,078	40,987
	71,195	59,512	62,233

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet, unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

Other Liabilities

The components of the other liabilities balance as at October 31, 2012 were as follows:

(Canadian $ in millions)	2012	2011	November 1, 2010
Securitization and SPE liabilities	25,481	33,576	33,734
Accounts payable, accrued expenses and other items	8,950	7,082	6,742
Accrued interest payable	977	1,073	1,024
Liabilities of subsidiaries, other than deposits	4,116	4,743	2,430
Insurance-related liabilities	6,040	5,380	5,058
Pension liability (Note 23)	43	37	21
Other employee future benefits liability (Note 23)	989	955	944
Total	46,596	52,846	49,953

Note liabilities issued by our credit protection vehicle and our structured investment vehicles have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2012 of $946 million ($784 million in 2011) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase/decrease of $228 million in non-interest revenue, trading revenues for the year ended October 31, 2012 (decrease of $57 million in 2011).

We designate the obligations related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at October 31, 2012 of $317 million ($214 million in 2011) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $23 million in non-interest revenue, insurance income, for the year ended October 31, 2012 (an increase of $3 million in 2011). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy

152	BMO Financial Group 195th Annual Report 2012

     dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2012 or 2011.

A reconciliation of the change in the Insurance-related liabilities is as follows:

(Canadian $ in millions)	2012	2011
Insurance-related liabilities, beginning of year	5,380	5,058
Increase (decrease) in life insurance policy liabilities from:
New business	245	290
In-force policies	260	(105)
Changes in actuarial assumptions	92	(51)
Foreign currency	(1)	–
Net increase in life insurance policy liabilities	596	134
Change in other insurance-related liabilities	64	188
Insurance-related liabilities, end of year	6,040	5,380

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance assets related to our life insurance business are included in other assets, insurance-related assets. See Note 14 for further information.

Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31, 2012 and 2011 are shown in the table below.

(Canadian $ in millions)	2012	2011
Direct premium income	1,357	1,348
Ceded premiums	(410)	(392)
	947	956

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our Basel II regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Office of Superintendent of Financial Institutions Canada (“OSFI”) before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

During the year ended October 31, 2012, we redeemed all of our Series D Medium-Term Notes, Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption of $1.2 billion, plus unpaid accrued interest to, but excluding, the date fixed for redemption.

During the year ended October 31, 2011, we issued $1.5 billion of 3.979% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, Tranche 1, is due July 8, 2021. This issue is redeemable at our option with the prior approval of OSFI at par commencing July 8, 2016. This issue qualifies as part of our Basel II regulatory Tier 2 Capital and Total Capital.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2012 Total (7)	2011 Total	November 1, 2010 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700	700
Tranche 2	1,200	June 2017	5.20	Redeemed	–	1,200	1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (4)	900	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 2021	3.98	July 2016 (5)	1,500	1,500	–
Total (6)					3,850	5,050	3,550

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(5)	Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three-month Canadian Dealer Offered Rate
(“CDOR”) plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing July 8, 2016.
(6)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $243 million ($298 million in 2011) as they are part of fair value hedges (see Note 10).
(7)	All of our subordinated debt has a term to maturity of five years or more.

Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

BMO Financial Group 195th Annual Report 2012	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18: Capital Trust Securities

We issue BMO Capital Trust Securities (“BMO BOaTS”) and BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through our consolidated subsidiaries BMO Capital Trust and BMO Capital Trust II, respectively (the “Trusts”). The proceeds of BMO BOaTS are used to purchase mortgages. The proceeds of the BMO T1Ns – Series A are used for general corporate purposes. We consolidate the Trusts, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS. The BMO T1Ns – Series A are reported in our Consolidated Balance Sheet as capital trust securities.

BMO BOaTS Series B and C were compound instruments comprising both a liability and an equity component. The equity component was due to certain payment features in these instruments that did not create an unavoidable obligation to pay cash.

Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1) / BMO T1Ns		Redemption date	Conversion date	Principal amount		November 1, 2010
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	At the option of the holder	2012	2011
Capital Trust Securities
Series B	June 30, December 31	33.24		Redeemed	na	–	–	383
Series C	June 30, December 31	33.43		Redeemed	na	–	375	358
BMO T1Ns – Series A	June 30, December 31	51.11	(2)	December 31, 2013		462	446	446
						462	821	1,187
Non-Controlling Interest
Series B	June 30, December 31	33.24		Redeemed	na	–	–	17
Series C	June 30, December 31	33.43		Redeemed	na	–	25	42
Series D	June 30, December 31	27.37	(3)	December 31, 2009		600	600	600
Series E	June 30, December 31	23.17	(4)	December 31, 2010		450	450	450
						1,050	1,075	1,109
Total Capital Trust Securities						1,512	1,896	2,296

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	Starting on December 31, 2018 and every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.
(3)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(4)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

na – not applicable

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTS – Series C”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

During the year ended October 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

Conversion by the Holders

BMO BOaTS Series D, E and BMO T1Ns – Series A cannot be converted at the option of the holder.

Automatic Exchange

The BMO BOaTS Series D, E and BMO T1Ns – Series A will each be automatically exchanged for 40 of our Class B non-cumulative preferred shares of Bank of Montreal, Series 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31 of each year and as at November 1, 2010. It represents the position outstanding at the close of the business day and may change significantly in the subsequent periods based on customer behaviour and the application of our asset and liability management policies.

The assumptions for the year ended October 31, 2012 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

154	BMO Financial Group 195th Annual Report 2012

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2012.

Interest Rate Gap Position (Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Canadian Dollar
Assets
Cash and cash equivalents	(4,316)	(3,351)	–	(7,667)	–	350	1.22	–	–	2,007	(5,310)
Interest bearing deposits with banks	2,218	–	–	2,218	1.11	–	–	–	–	–	2,218
Securities	56,927	930	3,183	61,040	1.99	10,339	3.57	5,755	3.94	696	77,830
Securities borrowed or purchased under resale agreements	26,243	589	251	27,083	1.10	–	–	–	–	–	27,083
Loans	93,544	6,224	11,564	111,332	3.81	59,890	4.64	2,041	5.31	7,897	181,160
Other assets	(24,607)	331	1,368	(22,908)	na	5,036	na	–	na	3,915	(13,957)
Total assets	150,009	4,723	16,366	171,098		75,615		7,796		14,515	269,024
Liabilities and Equity
Deposits	89,720	8,741	11,189	109,650	1.26	61,254	1.21	2,019	4.63	–	172,923
Securities sold but not yet purchased	18,686	–	–	18,686	2.06	–	–	–	–	–	18,686
Securities lent or sold under repurchase agreements	19,493	–	–	19,493	1.12	–	–	–	–	–	19,493
Other liabilities	(12,905)	302	5,887	(6,716)	na	13,415	na	8,036	na	8,800	23,535
Subordinated debt and Capital trust securities	253	–	–	253	–	2,800	4.87	1,502	6.77	–	4,555
Total equity	884	200	550	1,634	–	2,415	–	–	–	25,783	29,832
Total liabilities and shareholders’ equity	116,131	9,243	17,626	143,000		79,884		11,557		34,583	269,024
Asset/liability gap position	33,878	(4,520)	(1,260)	28,098		(4,269)		(3,761)		(20,068)	–
Notional amounts of derivatives	(31,944)	1,734	3,124	(27,086)		19,523		7,563		–	–
Total Canadian dollar interest rate gap position
2012	1,934	(2,786)	1,864	1,012		15,254		3,802		(20,068)	–
2011	2,405	552	(221)	2,736		11,282		3,560		(17,578)	–
November 1, 2010	6,374	9	(699)	5,684		10,059		1,701		(17,444)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	25,880	3,495	449	29,824	2.80	581	0.93	28	–	(5,182)	25,251
Interest bearing deposits with banks	4,123	–	–	4,123	0.54	–	–	–	–	–	4,123
Securities	29,150	1,326	5,221	35,697	0.75	13,926	1.52	813	4.28	58	50,494
Securities borrowed or purchased under resale agreements	15,791	1,186	178	17,155	0.25	–	–	–	–	–	17,155
Loans	52,561	4,695	6,015	63,271	1.70	9,644	2.49	2,416	2.77	117	75,448
Other assets	73,556	(285)	(58)	73,213	na	4,647	na	394	–	5,700	83,954
Total assets	201,061	10,417	11,805	223,283		28,798		3,651		693	256,425
Liabilities and Equity
Deposits	97,762	7,265	8,711	113,738	0.35	33,296	0.75	3,745	0.07	–	150,779
Securities sold but not yet purchased	4,753	–	–	4,753	0.61	–	–	–	–	–	4,753
Securities lent or sold under repurchase agreements	20,044	–	200	20,244	0.28	–	–	–	–	–	20,244
Other liabilities	75,885	124	(165)	75,844	na	4,436	na	(6)	na	117	80,391
Total equity	–	–	–	–	–	–	–	–	–	258	258
Total liabilities and shareholders’ equity	198,444	7,389	8,746	214,579		37,732		3,739		375	256,425
Asset/liability gap position	2,617	3,028	3,059	8,704		(8,934)		(88)		318	–
Notional amounts of derivatives	(6,489)	999	1,199	(4,291)		4,666		(375)
Total U.S. dollar and other currencies interest rate gap position
2012	(3,872)	4,027	4,258	4,413		(4,268)		(463)		318	–
2011	(4,033)	5,111	1,164	2,242		(2,357)		(417)		532	–
November 1, 2010	1,537	(1,297)	247	487		(4,826)		2,746		1,593	–
na – not applicable

BMO Financial Group 195th Annual Report 2012	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20: Share Capital

Outstanding (Canadian $ in millions, except as noted)			2012			2011			November 1, 2010
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (1)	–	–	–	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	1.30
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.63	6,000,000	150	1.63
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.63	11,000,000	275	1.63
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	1.35
Class B – Series 25	11,600,000	290	0.98	11,600,000	290	0.69	–	–	–
		2,465			2,861			2,571
Common Shares
Balance at beginning of year	638,999,563	11,332		566,468,440	6,927		551,715,904	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	9 ,738,842	543		2,947,748	179		9,749,878	537
Issued/cancelled under the Stock Option Plan and other Stock-Based Compensation Plans (Note 22)	1 ,763,389	80		3,039,597	122		5,002,174	192
Issued on the exchange of shares of a subsidiary corporation	227,850	2		24,105	1		484	–
Issued on the acquisition of a business (Note 12)	–	–		66,519,673	4,103		–	–
Balance at end of year	650,729,644	11,957	2.82	638,999,563	11,332	2.80	566,468,440	6,927	2.80
Share Capital		14,422			14,193			9,498
(1)	Dividend amounts in U.S. dollars. During the year ended October 31, 2012, we redeemed all of our Class B – Series 10 Preferred shares. Dividends declared for the year were $0.37 per share and 12,000,000 shares were outstanding at the time of dividend declaration.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

During the year ended October 31, 2012, we redeemed all of our U.S. dollar-denominated Non-cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to changes in the Canadian to U.S. dollar exchange rate upon redemption.

During the year ended October 31, 2011, we issued 11,600,000 3.9% Non-cumulative 5-year Rate Reset Class B Preferred shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

Preferred Share Rights and Privileges

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.

Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.

Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

156	BMO Financial Group 195th Annual Report 2012

Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 25 shares are redeemable at our option on August 25, 2016 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 shares carry a non-cumulative quarterly dividend of $0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and Series 26 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2012, we issued 11,730,081 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options (6,011,450 in 2011). During the year ended October 31, 2011, we also issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I. We did not issue any common shares through a public offering.

Normal Course Issuer Bid

On December 4, 2012, we announced our intention to initiate a normal course issuer bid to repurchase for cancellation up to 15,000,000 or 2.3% of the public float of our common shares. Any such repurchase is subject to the approval of OSFI and the Toronto Stock Exchange.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15,000,000 of our common shares, expired on December 15, 2011.

During the years ended October 31, 2012 and 2011, we did not repurchase any common shares.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), had issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. During the year ended October 31, 2012, all of these BMSCL shares were converted into 227,850 of our common shares.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

We may issue these common shares at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2012, we issued a total of 9,738,842 common shares (2,947,748 in 2011) under the plan.

Potential Share Issuances

As at October 31, 2012, we had reserved 11,389,669 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We also have reserved 15,801,966 common shares for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain other items under Basel II. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

Our Common Equity Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.

•	The Basel II Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Common Equity Ratio calculated on a Basel II basis is defined as common shareholders’ equity less capital adjustments, divided by risk-weighted assets.
•	The Basel II Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2012	2011
Basel II Tier 1 Capital	25,896	25,071
Basel II Tier 2 Capital	4,773	5,921
Basel II Total Capital	30,669	30,992
Total Basel II Risk-Weighted Assets	205,230	208,672
Basel II Tier 1 Capital Ratio	12.62%	12.01%
Common Equity Ratio (Basel II basis)	10.54%	9.59%
Basel II Total Capital Ratio	14.94%	14.85%
Basel II Assets-to-Capital Multiple	15.19	13.74

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2012.

Note 22: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest over a four-year period starting from their grant date. Each tranche (i.e. the 25% portion that vests each year) is treated as a separate award with a different vesting period. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	16,989,499	84.28	15,232,139	48.74
Granted	2,526,345	56.00	1,798,913	57.78
Granted as part of the M&I acquisition	–	–	3,676,632	193.12
Exercised	1,766,318	40.17	3,040,825	37.34
Forfeited/cancelled	54,565	40.77	34,758	48.20
Expired	1,892,995	126.62	642,602	52.92
Outstanding at end of year	15,801,966	79.96	16,989,499	84.28
Exercisable at end of year	7,900,710	103.87	9,311,241	108.54
Available for grant	8,149,997		8,728,782
Outstanding stock options as a percentage of outstanding shares	2.43%		2.66%

Employee compensation expense related to this plan for the years ended October 31, 2012 and 2011 was $17 million and $17 million before tax, respectively ($16 million and $16 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2012 and 2011 was $79 million and $107 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2012 and 2011 was $47 million and $66 million, respectively.

Options outstanding and exercisable at October 31, 2012 and 2011 by range of exercise price were as follows:

(Canadian $, except as noted)						2012						2011
		Options outstanding		Options exercisable				Options outstanding		Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	1,660,235	6.1	34.12	1,174,327	6.1	34.12	2,390,156	5.5	34.49	1,415,975	4.4	34.73
$40.01 to $50.00	632,548	4.0	42.07	554,261	4.5	42.22	1,641,613	2.9	41.33	1,448,384	3.0	41.30
$50.01 to $60.00	7,906,485	6.6	55.67	2,247,120	5.0	55.09	5,955,238	6.2	55.49	1,564,485	4.1	54.77
$60.01 to $70.00	3,303,883	4.2	63.71	1,626,187	4.2	63.77	3,760,028	5.1	63.96	1,639,933	5.0	64.28
$70.01 and over (1)	2,298,815	3.7	230.42	2,298,815	3.7	230.42	3,242,464	3.9	219.15	3,242,464	3.9	219.15
(1)	Issued as part of the acquisition of M&I.

158	BMO Financial Group 195th Annual Report 2012

The following table summarizes nonvested stock option activity for the years ended October 31, 2012 and 2011:

(Canadian $, except as noted)		2012		2011
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Nonvested at beginning of year	7,678,258	8.70	7,698,441	7.93
Granted	2,526,345	5.53	1,798,913	10.60
Vested	2,299,347	8.28	1,819,096	7.33
Forfeited/cancelled	4,000	9.46	–	–
Nonvested at end of year	7,901,256	7.81	7,678,258	8.70

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2012	2011
Unrecognized compensation cost for nonvested stock option awards	9	12
Weighted-average period over which it will be recognized (in years)	2.3	2.5
Total intrinsic value of stock options exercised	31	72
Cash proceeds from stock options exercised	71	114
Actual tax benefits realized on stock options exercised	4	4
Weighted-average share price for stock options exercised	57.8	60.9

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2012 and 2011 was $5.54 and $3.87, respectively; of which, the weighted-average fair value of options granted as part of the M&I acquisition in 2011 was $2.22, for a total of 3,676,632 stock options. To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	2012	2011
Expected dividend yield	6.8% – 7.2%	5.5% – 6.4%
Expected share price volatility	21.3% – 22.3%	18.7% – 22.8%
Risk-free rate of return	1.5% – 1.8%	1.8% – 3.0%
Expected period until exercise (in years)	5.5 – 7.0	4.6 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2012 and 2011 was $56.00 and $57.78, respectively. The weighted-average exercise price on the grant date for the options granted as part of the M&I acquisition was $193.12 for the year ended October 31, 2011.

Stock-Based Compensation

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2012 and 2011 was $48 million and $45 million, respectively. There were 19,311,585 and 18,288,382 common shares held in this plan for the years ended October 31, 2012 and 2011, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2012 and 2011 totalled 6,379,562 and 5,154,479, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $310 million and $267 million in the years ended October 31, 2012 and 2011, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $152 million and $137 million as at October 31, 2012 and 2011, respectively. The deferred amount as at October 31, 2012 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2011). Employee compensation expense related to these plans for the years ended October 31, 2012 and 2011 was $280 million and $245 million before tax, respectively ($204 million and $176 million after tax, respectively).

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the fair value of the amount of compensation expense is recognized as an expense and a liability over the period from the grant date to payment date to employees. This liability is re-measured to fair value each reporting period. Amounts related to employees who are eligible to retire are expensed at the time of grant. Mid-term incentive plan units granted under these plans during the years ended October 31, 2012 and 2011 totalled 1,133,980 and 769,933, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2012 and 2011 was $65 million and $46 million, respectively. Payments made under these plans for the years ended October 31, 2012 and 2011 were $44 million and $22 million, respectively. The intrinsic value of the vested plan units recorded in other liabilities in our Consolidated Balance Sheet as at October 31, 2012 and 2011 was $85 million and $71 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2012 and 2011 was $48 million and $40 million before tax, respectively ($35 million and $29 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps with an external counterparty. Hedging gains recognized for the years ended October 31, 2012 and 2011 were $3 million and $1 million, respectively, resulting in net employee compensation expense of $45 million and $39 million before tax, respectively ($33 million and $28 million after tax, respectively).

A total of 14,695,481 and 14,586,051 mid-term incentive plan units were outstanding for the years ended October 31, 2012 and 2011, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon the participant’s departure from the bank. The deferred incentive payments can be made in cash or shares.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2012 and 2011 totalled 360,596 and 298,256, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2012 and 2011 was $21 million and $18 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $262 million and $248 million as at October 31, 2012 and 2011, respectively. Payments made under these plans for the years ended October 31, 2012 and 2011 were $19 million and $13 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2012 and 2011 was $22 million and $7 million before tax, respectively ($16 million and $5 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2012 and 2011 of $9 million and $(2) million before tax, respectively, were also recognized, resulting in net employee compensation expense of $13 million and $9 million before tax, respectively ($9 million and $6 million after tax, respectively).

A total of 4,026,338 and 3,930,175 deferred incentive plan units were outstanding for the years ended October 31, 2012 and 2011, respectively.

Note 23:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for meeting our statutory obligations for funding of the pension plans. Some groups of employees are eligible to make voluntary contributions in order to receive enhanced benefits. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus the interest cost on plan liabilities less the expected return on plan assets.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Pension and Other Employee Future Benefit Liabilities

We have the following types of benefit liabilities: defined benefit and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.

Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ cash flows.

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.

At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take

160	BMO Financial Group 195th Annual Report 2012

into consideration bond yields. Long-term returns are then estimated for global equity markets. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.

Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

For pension benefit plans that are in a net benefit asset position, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling).

Funding of Pension and Other Employee Future Benefit Plans

Our statutory pension plans in Canada and the U.S. are funded by us and the assets in these plans are used to pay benefits to retirees.

Our supplementary pension plans in Canada are funded, while in the U.S. the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets as at October 31 for our Canadian and U.S. plans. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2012. The next funding valuation for this plan will be performed as at October 31, 2013. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2012.

Summarized information for the past two years is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Defined benefit liability	6,012	5,124	1,149	952
Fair value of plan assets	5,802	5,338	81	72
Surplus (deficit)	(210)	214	(1,068)	(880)
(Gain) loss in the benefit liability arising from changes in assumptions	693	73	154	(66)
(Excess) shortfall of actual returns over expected returns on plan assets	(177)	87	(4)	(1)

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of 2012 and 2011 and the target allocations for 2012 are as follows:

	Pension benefit plans			Other employee future benefit plans
	Target 2012	Actual 2012	Actual 2011	Target 2012	Actual 2012	Actual 2011
Equities	40%	39%	47%	50%	50%	50%
Fixed income investments	45%	47%	44%	50%	49%	49%
Other	15%	14%	9%	–	1%	1%

Certain comparative figures have been reclassfied to conform with the current year’s presentation.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Annual Benefits Expense
Benefits earned by employees	186	163	18	21
Interest cost on accrued benefit liability	266	253	53	53
Actuarial loss recognized in expense	1	–	1	–
Plan amendment costs recognized in expense	–	25	(3)	(3)
Expected return on plan assets (1)	(313)	(323)	(5)	(5)
Benefits expense	140	118	64	66
Canada and Quebec pension plan expense	67	64	–	–
Defined contribution expense	7	7	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	214	189	64	66

(1)	The actual return on plan assets for the pension benefit plans and other employee future benefit plans was $490 million and $9 million in 2012, respectively ($236 million and $6 million in 2011, respectively).

BMO Financial Group 195th Annual Report 2012	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012		2011
Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	10	11	14		14
Average period until benefits are vested (in years)	na	na	11		11
Discount rate at beginning of year	5.1%	5.2%	5.6%		5.4%
Expected long-term rate of return on plan assets	5.9%	6.3%	7.0%		7.0%
Rate of compensation increase	3.3%	3.2%	3.2%		3.0%
Assumed overall health care cost trend rate	na	na	5.4%	(1)	5.6%	(2)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.
na –	not applicable

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Benefit liability
Benefit liability at beginning of year	5,124	4,839	952	975
Opening adjustment for acquisitions	–	17	–	–
Benefits earned by employees	186	163	18	21
Interest cost on benefit liability	266	253	53	53
Benefits paid to pensioners and employees	(264)	(243)	(29)	(30)
Voluntary employee contributions	10	9	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	693	73	154	(66)
Plan settlement	–	1	–	–
Plan amendments (b)	–	25	–	–
Other, primarily foreign exchange	(3)	(13)	1	(1)
Benefit liability at end of year	6,012	5,124	1,149	952
Wholly or partially funded benefit liability	5,938	5,066	102	102
Unfunded benefit liability	74	58	1,047	850
Total benefit liability	6,012	5,124	1,149	952
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	4.2%	5.1%	4.4%	5.6%
Rate of compensation increase	2.9%	3.3%	3.2%	3.2%
Assumed overall health care cost trend rate	na	na	5.4% (1)	5.5% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,338	5,185	72	67
Expected return on plan assets	313	323	5	5
(Shortfall) excess of actual returns over expected returns on plan assets	177	(87)	4	1
Employer contributions	223	171	29	30
Voluntary employee contributions	10	9	–	–
Benefits paid to pensioners and employees	(264)	(239)	(29)	(30)
Settlement payments	–	(3)	–	–
Other, primarily foreign exchange	5	(21)	–	(1)
Fair value of plan assets at end of year	5,802	5,338	81	72
Plan funded status	(210)	214	(1,068)	(880)
Unrecognized actuarial (gain) loss (a)	675	160	83	(68)
Unrecognized (benefit) of plan amendments (b)	–	–	(4)	(7)
Net benefit asset (liability) at end of year	465	374	(989)	(955)
Recorded in:
Other assets	508	411	–	–
Other liabilities	(43)	(37)	(989)	(955)
Net benefit asset (liability) at end of year	465	374	(989)	(955)

The plans paid $4 million for the year ended October 31, 2012 ($4 million in 2011) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2012 and 2011.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na –	not applicable

162	BMO Financial Group 195th Annual Report 2012

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Unrecognized actuarial (gain) loss at beginning of year	160	–	(68)	–
(Gain) loss on the benefit liability arising from changes in assumptions	693	73	154	(66)
Shortfall (excess) of actual returns over expected returns on plan assets	(177)	87	(4)	(1)
Recognition in expense of a portion of the unrecognized actuarial loss	(1)	–	(1)	–
Impact of foreign exchange and other	–	–	2	(1)
Unrecognized actuarial (gain) loss at end of year	675	160	83	(68)

(b)	A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Unrecognized (benefit) of plan amendments at beginning of year	–	–	(7)	(10)
Cost of plan amendments initiated during the year	–	25	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	–	(25)	3	3
Impact of foreign exchange and other	–	–	–	–
Unrecognized (benefit) of plan amendments at end of year	–	–	(4)	(7)

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjacent table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Pension		Other employee future benefits
(Canadian $ in millions, except as noted)		Benefit liability	Benefit expense	Benefit liability	Benefit expense
Discount rate (%)		4.2	5.1	4.4	5.6
Impact of:	1% increase ($)	(795)	(23)	(163)	(3)
	1% decrease ($)	997	28	209	4
Rate of compensation increase (%)		2.9	3.3	3.2	3.2
Impact of:	0.25% increase ($)	44	6	2	–
	0.25% decrease ($)	(42)	(6)	(1)	–
Expected rate of return on assets (%)		na	5.9	na	7.0
Impact of:	1% increase ($)	na	(53)	na	(1)
	1% decrease ($)	na	53	na	1
Assumed overall health care cost trend rate (%)		na	na	5.4 (1)	5.4 (1)
Impact of:	1% increase ($)	na	na	172	12
	1% decrease ($)	na	na	(137)	(9)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter

na –	not applicable

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	2012	2011	2012	2011
Contributions to defined benefit plans	198	150	–	–
Contributions to defined contribution plans	7	7	–	–
Benefits paid directly to pensioners	25	21	29	30
Total	230	178	29	30

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2013 is approximately $158 million to our pension benefit plans and $41 million to our other employee future benefit plans.

BMO Financial Group 195th Annual Report 2012	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated Future Benefit Payments

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension benefit plans	Other employee future benefit plans
2013	295	41
2014	307	43
2015	324	45
2016	335	47
2017	346	49
2018-2022	1,911	285

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gain (loss) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period.

Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from: a transaction or event which is recognized in either other comprehensive income or directly in equity.

Included in deferred income tax assets is $92 million related to Canadian tax loss carryforwards that will expire in 2030 to 2032 and $1,385 million related to U.S. operations that will expire in various amounts in U.S. taxation year from 2028 through 2032. On the evidence available, including management projections of income, management believes that there will be sufficient taxable income generated by our business operations to support these deferred tax assets.

Certain deferred tax assets have not been recognized because it is not probable that realization of these assets will occur. The amount of tax on temporary differences for which no deferred tax asset is recognized in the statement of financial position is $234 million.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2012 and 2011 are estimated to be $194 million and $200 million, respectively. The aggregate amount of temporary differences associated with investments in subsidiaries where no deferred tax liability is recognized as at October 31, 2012 and 2011 are $258 million and $258 million, respectively.

Components of Deferred Income Tax Balances

(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
Deferred Income Tax Assets
As at November 1, 2010	546	247	213	(1)	116	241	1,362
Acquisitions	1,136	(3)	67	–	781	144	2,125
Benefit (expense) to income statement	74	9	9	(3)	194	92	375
Benefit (expense) to equity	–	–	–	(40)	–	–	(40)
Translation and other	53	(1)	2	1	31	8	94
As at October 31, 2011 (1)	1,809	252	291	(43)	1,122	485	3,916
Benefit (expense) to income statement	(718)	21	18	–	355	(9)	(333)
Benefit (expense) to equity	–	–	–	10	–	–	10
Translation and other	6	–	1	(14)	–	1	(6)
As at October 31, 2012 (1)	1,097	273	310	(47)	1,477	477	3,587

(Canadian $ in millions)		Premises and equipment	Pension benefits	Goodwill and Intangible assets	Securities	Other	Total
Deferred Income Tax Liabilities
As at November 1, 2010		(184)	(150)	(95)	(193)	6	(616)
Acquisitions		(48)	(2)	47	–	3	–
Benefit (expense) to income statement		(30)	29	(223)	(3)	(29)	(256)
Translation and other		3	2	4	(1)	(11)	(3)
As at October 31, 2011 (2)		(259)	(121)	(267)	(197)	(31)	(875)
Benefit (expense) to income statement		(60)	(3)	36	48	18	39
Translation and other		(1)	–	(1)	1	(15)	(16)
As at October 31, 2012 (2)		(320)	(124)	(232)	(148)	(28)	(852)
(1)	Deferred tax assets of $2,906 million and $3,355 million as at October 31, 2012 and 2011, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $171 million and $314 million as at October 31, 2012 and 2011, respectively, are presented on the balance sheet net by legal jurisdiction.

164	BMO Financial Group 195th Annual Report 2012

Provision for Income Taxes (Canadian $ in millions)	2012	2011
Consolidated Statement of Income
Provision for (recovery of) income taxes
Current	756	1,034
Adjustments in respect of current tax for prior periods	(112)	(39)
Deferred
Origination and reversal of temporary differences	301	(121)
Effect of changes in tax rates	(7)	2
	938	876
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(26)	(40)
Gains (losses) on cash flow hedges	(48)	128
Hedging of unrealized gains (losses) on translation of net foreign operations	(13)	26
Total	851	990
Components of Total Provision for Income Taxes (Canadian $ in millions)	2012	2011
Canada: Current income taxes
Federal	316	608
Provincial	201	333
	517	941
Canada: Deferred income taxes
Federal	30	(29)
Provincial	17	(14)
	47	(43)
Total Canadian	564	898
Foreign: Current income taxes	50	140
Deferred income taxes	237	(48)
Total foreign	287	92
Total	851	990

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2012			2011
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,364	26.6%	(1)	1,125	28.2%	(1)
Increase (decrease) resulting from:
Tax-exempt income	(188)	(3.7)		(161)	(4.0)
Foreign operations subject to different tax rates	(30)	(0.6)		(80)	(2.0)
Change in tax rate for deferred income taxes	(7)	(0.1)		2	0.1
Run-off of structured credit activities	(67)	(1.3)		14	0.3
Adjustments in respect of current tax for prior periods	(112)	(2.2)		(39)	(1.0)
Other	(22)	(0.4)		15	0.4
Provision for income taxes and effective tax rate	938	18.3%		876	22.0%
(1)	The combined statutory tax rate changes during the year as a result of legislation that became substantively enacted with respect to the year.

BMO Financial Group 195th Annual Report 2012	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2012	2011
Unrecognized tax benefits, beginning of year	321	300
Increases related to positions taken during prior years	11	42
Increases related to positions taken during the current year	28	38
Decreases related to positions taken during prior years	(69)	(41)
Decreases due to lapse of statute of limitations	(43)	(14)
Settlements	–	(52)
Acquisitions	–	48
Unrecognized tax benefits, end of year	248	321

As at October 31, 2012 and 2011, the balance of our UTBs recorded in other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $248 million and $321 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.

We accrue applicable income tax-related penalties within income tax expense in our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2012 and 2011, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $14 million and $16 million, respectively. There was a net decrease of $2 million in the accrual for interest and penalties during the year ended October 31, 2012.

We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year
Canada	2005
United States	2009

Note 25: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share
(Canadian $ in millions, except as noted)	2012	2011
Net income attributable to Bank shareholders	4,115	3,041
Dividends on preferred shares	(136)	(146)
Net income available to common shareholders	3,979	2,895
Average number of common shares outstanding (in thousands)	644,407	591,403
Basic earnings per share (Canadian $)	6.18	4.90

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year, or on the date of issue if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share
(Canadian $ in millions, except as noted)	2012	2011
Net income available to common shareholders adjusted for dilution effect	3,989	2,935
Average number of common shares outstanding (in thousands)	644,407	591,403
Convertible shares	3,040	13,536
Stock options potentially exercisable (1)	6,353	7,928
Common shares potentially repurchased	(5,185)	(5,799)
Average diluted number of common shares outstanding (in thousands)	648,615	607,068
Diluted earnings per share (Canadian $)	6.15	4.84
(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 6,226,858 and 4,549,499 with weighted-average exercise prices of $132.63 and $100.73 for the years ended October 31, 2012 and 2011, respectively.

166	BMO Financial Group 195th Annual Report 2012

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services in two customer segments – personal banking and commercial banking. These include financial solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, telephone, online and mobile banking platforms, and automated banking machines (“ABMs”), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists. Effective in 2012, Private Client Group and P&C Canada entered into an agreement that changes the way they report financial results related to retail mutual fund sales. Prior periods have been restated.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to individuals and small and mid-sized business customers. We deliver services through our network of BMO Harris Bank branches, contact centre, online and mobile banking platforms, and ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions, including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe. Effective in 2012, PCG and P&C Canada entered into an agreement that changes the way they report financial results related to retail mutual fund sales. Prior periods have been restated.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a full-service North American financial services provider offering equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research, and institutional sales and trading. BMO CM operates in North America and in various locations around the world.

Corporate Services

Corporate Services consist of Corporate Units and Technology and Operations.

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only minor amounts are retained in Corporate Services results. As such, Corporate Services operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, the application of our expected loss provisioning methodology, credit related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, M&I acquisition-related costs, hedge of foreign currency risk on the purchase of M&I, adjustments to the collective allowance for credit losses and restructuring costs.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases IFRS revenues and the IFRS provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Provisions for Credit Losses

Provision for credit losses (PCL) are generally allocated to each group based on expected losses for that group, consistent with the use of our expected loss methodology for management reporting purposes. Differences between expected losses and reported actual PCL are included in our Corporate Services segment. Corporate Services also includes PCL related to the impaired real estate-secured assets transferred from P&C U.S. in 2011 and the provision related to interest accrued on impaired loans.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I stressed real estate-secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustments to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Impaired Real Estate-Secured Loans

During the year ended October 31, 2011, approximately $1 billion of impaired real estate-secured loans, comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our business to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using

BMO Financial Group 195th Annual Report 2012	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2012 (2)
Net interest income	4,342	2,433	555	1,180	298	8,808	5,326	3,428	54
Non-interest revenue	1,846	568	2,344	2,085	479	7,322	4,909	1,961	452
Total Revenue	6,188	3,001	2,899	3,265	777	16,130	10,235	5,389	506
Provision for credit losses	567	336	14	97	(249)	765	633	135	(3)
Amortization	153	191	67	39	253	703	403	292	8
Non-interest expense	3,043	1,710	2,150	1,914	718	9,535	5,691	3,617	227
Income before taxes and non-controlling interest in subsidiaries	2,425	764	668	1,215	55	5,127	3,508	1,345	274
Provision for income taxes	641	247	143	267	(360)	938	590	355	(7)
Reported net income	1,784	517	525	948	415	4,189	2,918	990	281
Non-controlling interest in subsidiaries	–	–	1	–	73	74	55	19	–
Net Income attributable to bank shareholders	1,784	517	524	948	342	4,115	2,863	971	281
Average Assets	162,068	61,534	20,304	251,562	48,796	544,264	332,882	190,801	20,581
Goodwill (As at)	122	2,593	808	194	–	3,717	447	3,177	93

2011 (2)
Net interest income	4,362	1,624	455	1,213	(180)	7,474	5,376	2,103	(5)
Non-interest revenue	1,806	348	2,130	2,086	99	6,469	4,726	1,445	298
Total Revenue	6,168	1,972	2,585	3,299	(81)	13,943	10,102	3,548	293
Provision for credit losses	547	201	10	119	335	1,212	671	533	8
Amortization	142	113	43	29	211	538	364	169	5
Non-interest expense	3,006	1,119	1,913	1,866	299	8,203	5,473	2,530	200
Income before taxes and non-controlling interest in subsidiaries	2,473	539	619	1,285	(926)	3,990	3,594	316	80
Provision for income taxes	700	187	143	383	(537)	876	805	69	2
Reported net income	1,773	352	476	902	(389)	3,114	2,789	247	78
Non-controlling interest in subsidiaries	–	–	–	–	73	73	54	19	–
Net Income attributable to bank shareholders	1,773	352	476	902	(462)	3,041	2,735	228	78
Average Assets	153,809	40,166	17,451	216,166	42,342	469,934	302,789	145,624	21,521
Goodwill (As at)	122	2,545	791	191	–	3,649	448	3,108	93
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Note 27: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and nine most senior executives in 2012 (12 in 2011).

Key Management Personnel Compensation

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2012	2011
Base salary and incentives	14	16
Share-based payments (1)	23	25
Total key management personnel compensation	37	41

Excluded from the above table are post-employment benefits of $2 million in 2012 and 2011. Termination benefits and other long-term benefits are $nil in 2012 and 2011.

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We provide certain banking services and loans to our key management personnel at market terms and conditions. Loans to key management personnel totalled $2 million and $2 million as at October 31, 2012 and 2011, respectively. Interest on these loans was less than $1 million in 2012 and 2011. There are no loans or mortgages to key management personnel that are at preferred rates.

Deferred Share Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than eight times their annual retainers as directors. Directors receive a minimum amount of their annual retainer fee in either common shares or deferred share units.

168	BMO Financial Group 195th Annual Report 2012

They may elect to take all or part of the remainder retainer fee in cash, or additional common shares or deferred share units.

Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $31 million and $34 million as at October 31, 2012 and 2011, respectively.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms that we offer to our customers for these services.

Our common share investment in a joint venture of which we own 50% totalled $442 million as at October 31, 2012 ($402 million in 2011).

Our investments in associates over which we exert significant influence totalled $291 million as at October 31, 2012 ($187 million in 2011).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Provisions and Contingent Liabilities

(a) Provisions

Provisions are recognized when we have an obligation as a result of past events, such as contractual commitments, legal or other obligations. We recognize as a provision the best estimate of the amount required to settle the obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within our control. Contingent liabilities are disclosed in our financial statements.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2012	2011
Balance at beginning of year	142	160
Additional provisions/increase in provisions	263	115
Provisions utilized	(136)	(99)
Amounts reversed	(32)	(35)
Exchange differences and other movements	–	1
Balance at end of year	237	142

(b) Legal Proceedings

BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities.

On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.

(c) Collateral

When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counter-party’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $31,972 million as at October 31, 2012 ($36,122 million in 2011).

The fair value of financial assets accepted as collateral that we have sold or repledged was $26,228 million as at October 31, 2012 ($28,115 million in 2011).

Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to or returned by the counterparty at the end of the contract.

(d) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2012	2011	November 1, 2010
Cash resources	2,288	1,879	2,341
Securities
Issued or guaranteed by Canada	8,813	12,432	10,314
Issued or guaranteed by a Canadian province, municipality or school corporation	4,000	4,477	3,087
Other securities	30,463	20,964	30,242
Mortgages, securities borrowed or purchased under resale agreements and other	62,025	62,388	66,706
Total assets pledged (1) (2)	107,589	102,140	112,690

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2012	2011	November 1, 2010
Assets pledged to:
Clearing systems, payment systems and depositories	1,150	1,150	1,025
Bank of Canada	2,415	2,436	2,305
Foreign governments and central banks	2	447	229
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	28,155	22,038	38,097
Securities borrowing and lending	19,215	19,239	16,911
Derivatives transactions	9,089	7,306	7,620
Mortgages	43,227	45,517	43,849
Other	4,336	4,007	2,654
Total (1) (2)	107,589	102,140	112,690

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the collateral section of this note.

(1)	Excludes rehypothicated assets of $7,370 million ($9,546 million in 2011) pledged in relation to securities borrowing transactions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

BMO Financial Group 195th Annual Report 2012	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, as at October 31, 2012 our related commitments were $3,280 million ($2,074 million in 2011).

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market price, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. Some of the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. We calculate fair value using management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Instruments Whose Book Value Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related liabilities, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. The fair value of securities that are not traded in an active market are modelled using implied yields derived from the prices of actively traded similar government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. If independent prices are not available, fair value is determined using cash flow models that make maximum use of market observable inputs or benchmark prices to similar instruments. Mortgage-backed security assumptions include the discount rate, expected prepayments, credit spreads, defaults and recoveries. Collateralized mortgage obligation assumptions include expected prepayment, default and recovery.

Corporate Debt Securities

The fair value of corporate debt securities is determined using the most recently executed transaction prices. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads observed through independent dealers, brokers, and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

Privately Issued Securities

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue and other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate that the estimates of fair value are reasonable by independently obtaining multiple quotes of external market prices and values of inputs. We review the approach taken by third-party vendors by ensuring that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using the above assumption is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Derivative Instruments

A number of well established valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

170	BMO Financial Group 195th Annual Report 2012

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatility.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting arrangements and settlements through clearing houses.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates market observable prices of identical or comparable securities, and other inputs such as interest rate yield curves, option volatility and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Borrowed or Purchased Under Resale Agreements and Securities Lent or Sold Under Repurchase Agreements

The calculation of the fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs and assumptions, such as discounted cash flows.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Certain assets and liabilities including goodwill, intangible assets and total equity are not considered financial instruments and are therefore not fair valued in the following table.

BMO Financial Group 195th Annual Report 2012	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2012			2011			November 1, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	19,941	19,941	–	19,676	19,676	–	17,460	17,460	–
Interest bearing deposits with banks	6,341	6,341	–	5,980	5,980	–	5,157	5,157	–
Securities	128,324	128,492	168	122,115	122,263	148	119,512	119,560	48
Securities borrowed or purchased under resale agreements	44,238	44,238	–	37,970	37,970	–	28,102	28,102	–
Loans
Residential mortgages	87,870	88,554	684	81,075	82,229	1,154	74,782	76,256	1,474
Consumer instalment and other personal	61,436	61,014	(422)	59,445	58,058	(1,387)	51,159	50,126	(1,033)
Credit cards	7,814	7,573	(241)	8,038	8,038	–	7,777	7,777	–
Businesses and governments	93,175	91,712	(1,463)	84,883	82,934	(1,949)	66,512	64,462	(2,050)
	250,295	248,853	(1,442)	233,441	231,259	(2,182)	200,230	198,621	(1,609)
Customers’ liability under acceptances	8,019	7,966	(53)	7,227	7,146	(81)	7,001	6,864	(137)
Allowance for credit losses (1)	(1,706)	–	1,706	(1,783)	–	1,783	(1,964)	–	1,964
Total loans and customers’ liability under acceptances, net of allowance for credit losses	256,608	256,819	211	238,885	238,405	(480)	205,267	205,485	218
Derivative instruments	48,071	48,071	–	55,113	55,113	–	49,086	49,086	–
Premises and equipment	2,120	2,120	–	2,061	2,061	–	1,507	1,507	–
Goodwill	3,717	3,717	–	3,649	3,649	–	1,619	1,619	–
Intangible assets	1,552	1,552	–	1,562	1,562	–	812	812	–
Current tax assets	1,293	1,293	–	1,319	1,319	–	1,459	1,459	–
Deferred tax assets	2,906	2,906	–	3,355	3,355	–	1,078	1,078	–
Other assets	10,338	10,338	–	8,890	8,950	60	6,651	6,651	–
	525,449	525,828	379	500,575	500,303	(272)	437,710	437,976	266
Liabilities
Deposits	323,702	323,949	247	302,373	302,617	244	250,344	250,637	293
Derivative instruments	48,736	48,736	–	50,934	50,934	–	47,632	47,632	–
Acceptances	8,019	8,019	–	7,227	7,227	–	7,001	7,001	–
Securities sold but not yet purchased	23,439	23,439	–	20,207	20,207	–	14,245	14,245	–
Securities lent or sold under repurchase agreements	39,737	39,737	–	32,078	32,078	–	40,987	40,987	–
Current tax liabilities	404	404	–	591	591	–	570	570	–
Deferred tax liabilities	171	171	–	314	314	–	332	332	–
Other liabilities	46,596	47,111	515	52,846	53,673	827	49,953	50,545	592
Subordinated debt	4,093	4,297	204	5,348	5,507	159	3,776	3,947	171
Capital trust securities	462	636	174	821	982	161	1,187	1,354	167
Total equity	30,090	30,090	–	27,836	27,836	–	21,683	21,683	–
	525,449	526,589	1,140	500,575	501,966	1,391	437,710	438,933	1,223
Total fair value adjustment			(761)			(1,663)			(957)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

172	BMO Financial Group 195th Annual Report 2012

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2012			2011				November 1, 2010
	Valued using quoted market prices	Valued using models(with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,160	1,119	–	14,012	17	–	12,373	64	–
Canadian provincial and municipal governments	2,731	2,711	73	5,896	119	–	3,908	6	–
U.S. federal government	7,052	–	–	5,875	–	–	8,061	–	–
U.S. states, municipalities and agencies	204	165	78	389	212	–	848	206	–
Other governments	521	–	–	1,149	–	–	1,366	–	–
Mortgage-backed securities and collateralized mortgage obligations	–	766	372	562	1,194	494	859	2,396	780
Corporate debt	7,518	5,470	1,331	8,065	4,017	1,485	7,432	4,930	1,605
Corporate equity	19,822	10,016	–	23,706	2,733	–	27,239	631	–
	48,008	20,247	1,854	59,654	8,292	1,979	62,086	8,233	2,385
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	17,277	–	–	20,195	–	–	18,270	–	–
Canadian provincial and municipal governments	2,080	600	–	1,191	296	–	1,442	253	–
U.S. federal government	10,099	–	–	4,670	–	–	5,658	–	–
U.S. states, municipalities and agencies	85	3,753	9	550	3,052	25	–	4,237	20
Other governments	5,388	1,208	–	7,704	825	–	9,454	587	–
Mortgage-backed securities and collateralized mortgage obligations	3,140	3,683	–	5,087	913	–	683	1,059	20
Corporate debt	5,285	2,548	42	5,337	97	62	2,959	134	347
Corporate equity	106	137	942	197	214	1,011	137	229	435
	43,460	11,929	993	44,931	5,397	1,098	38,603	6,499	822
Other securities	128	–	526	84	–	493	128	–	537
Fair Value Liabilities
Securities sold but not yet purchased	22,729	710	–	20,207	–	–	14,245	–	–
Structured note liabilities and other note liabilities	–	5,247	–	–	5,085	–	–	4,747	–
	22,729	5,957	–	20,207	5,085	–	14,245	4,747	–
Derivative Assets
Interest rate contracts	7	38,180	3	14	37,817	167	24	33,767	217
Foreign exchange contracts	35	8,010	–	31	10,422	–	45	10,080	–
Commodity contracts	1,132	100	–	1,473	138	–	2,207	382	–
Equity contracts	20	342	5	3,869	461	6	1,028	617	8
Credit default swaps	–	200	37	–	648	67	–	551	160
	1,194	46,832	45	5,387	49,486	240	3,304	45,397	385
Derivative Liabilities
Interest rate contracts	7	37,037	20	22	35,849	38	38	32,255	48
Foreign exchange contracts	9	7,496	2	23	9,884	–	20	9,517	–
Commodity contracts	1,463	278	–	1,520	320	–	2,087	501	–
Equity contracts	78	2,146	44	141	2,192	65	53	2,109	71
Credit default swaps	–	154	2	–	878	2	–	930	3
	1,557	47,111	68	1,706	49,123	105	2,198	45,312	122
Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

BMO Financial Group 195th Annual Report 2012	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at October 31, 2012 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities are mortgage backed securities and collateralized mortgage obligations of $372 million. The fair value of these securities is determined using benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Within Level 3 trading securities is corporate debt of $1,208 million that relates to securities which are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for these structured products is performed on an aggregate basis and is described in the discussion of derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $638 million that relates to U.S. Federal Reserve Banks and U.S. Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $304 million that relates to private equity investments. The valuation of these investments requires management judgment due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis for the category is not performed.

Within derivative assets and derivative liabilities as at October 31, 2012 was $40 million and $22 million, related to the mark-to-market of credit default swaps and total return swaps, respectively, on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal.

Key inputs to the models are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2012 and 2011.

During the year ended October 31, 2012, $24 million of available-for-sale corporate debt securities, $12 million of trading corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year.

During the year ended October 31, 2012, derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million, of which $124 million were sold during the year ended October 31, 2011. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional equity in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

174	BMO Financial Group 195th Annual Report 2012

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2012 (Canadian $ in millions)	Balance, October 31, 2011	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2012	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	3	–	75	–	–	–	–	78	3
Canadian provincial and municipal governments	–	5	–	68	–	–	–	–	73	5
Mortgage-backed securities and collateralized mortgage obligations	494	12	–	–	(167)	(58)	105	(14)	372	11
Corporate debt	1,485	35	–	20	(214)	(1)	18	(12)	1,331	38
Total trading securities	1,979	55	–	163	(381)	(59)	123	(26)	1,854	57
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	–	(1)	–	–	(16)	1	–	9	(3)
Mortgage-backed securities and collateralized mortgage obligations	–	–	–	–	–	–	–	–	–	–
Corporate debt	62	–	5	25	(8)	(18)	–	(24)	42	6
Corporate equity	1,011	(3)	15	148	(217)	(12)	–	–	942	15
Total available-for-sale securities	1,098	(3)	19	173	(225)	(46)	1	(24)	993	18
Other Securities	493	10	–	102	(79)	–	–	–	526	10
Total other securities	493	10	–	102	(79)	–	–	–	526	10
Derivative Assets
Interest rate contracts	167	(6)	–	–	–	(158)	–	–	3	(6)
Equity contracts	6	(1)	–	1	–	(1)	–	–	5	(1)
Credit default swaps	67	(35)	–	5	–	–	–	–	37	(35)
Total derivative assets	240	(42)	–	6	–	(159)	–	–	45	(42)
Derivative Liabilities
Interest rate contracts	38	(23)	–	5	–	–	–	–	20	23
Equity contracts	65	27	–	1	(35)	(5)	–	(9)	44	(7)
Foreign exchange contracts	–	2	–	–	–	–	–	–	2	(2)
Credit default swaps	2	–	–	–	–	–	–	–	2	–
Total derivative liabilities	105	6	–	6	(35)	(5)	–	(9)	68	14

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2012 are included in trading revenues (losses) in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2012 are included in Accumulated Other Comprehensive Income.

BMO Financial Group 195th Annual Report 2012	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2011 (Canadian $ in millions)	Balance, November 1, 2010	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2011	Unrealized gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	780	(20)	–	–	(12)	(47)	–	(207)	494	(17)
Corporate debt	1,605	6	–	42	(2)	(27)	–	(139)	1,485	(26)
Total trading securities	2,385	(14)	–	42	(14)	(74)	–	(346)	1,979	(43)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	6	1	23	(18)	(7)	–	–	25	1
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	–	–	–	–	(20)	–	–
Corporate debt	347	–	(5)	–	(132)	(148)	–	–	62	–
Corporate equity	435	9	(6)	657	(84)	–	–	–	1,011	6
Total available-for-sale securities	822	15	(10)	680	(234)	(155)	–	(20)	1,098	7
Other Securities	537	65	–	55	(164)	–	–	–	493	–
Total other securities	537	65	–	55	(164)	–	–	–	493	–
Derivative Assets
Interest rate contracts	217	9	–	8	–	(68)	1	–	167	158
Equity contracts	8	8	–	–	–	(4)	–	(6)	6	9
Credit default swaps	160	(9)	–	3	–	(9)	–	(78)	67	67
Total derivative assets	385	8	–	11	–	(81)	1	(84)	240	234
Derivative Liabilities
Interest rate contracts	48	–	–	4	–	(10)	–	(4)	38	(42)
Equity contracts	71	10	–	3	–	(10)	–	(9)	65	(65)
Credit default swaps	3	(1)	–	–	–	–	–	–	2	(1)
Total derivative liabilities	122	9	–	7	–	(20)	–	(13)	105	(108)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2011 are included in trading revenue (losses) in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2011 are included in Accumulated Other Comprehensive Income.

176	BMO Financial Group 195th Annual Report 2012

Note 30: Transition to International Financial Reporting Standards

The differences between our Canadian GAAP accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, resulted in measurement and recognition differences on transition to IFRS. The net impact of these differences was recorded in opening retained earnings as of November 1, 2010, affecting equity, with the exception of the accumulated other comprehensive loss on the translation of foreign operations (described below under cumulative translation differences), as this was already recorded in equity. These impacts also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which had no impact on our capital ratios. The impact on Basel II ratios will be phased in over five quarters.

The following is a discussion of our first-time adoption transition elections under IFRS 1, the standard for first-time adoption, and the significant accounting changes resulting from our adoption of IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet as at November 1, 2010 was restated as though we had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our opening consolidated balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected

We have elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the current standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•	Share-based payment transactions – We have elected not to retroactively apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to retroactively apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that were settled prior to the transition date.

•

Cumulative translation differences – We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Designation of previously recognized financial instruments – We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading under Canadian GAAP and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third-party securitization program, which were derecognized under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

•

Insurance contracts – IFRS 1 provides the option to apply the transitional provisions in IFRS 4, Insurance Contracts, which allow us to follow our existing accounting policies related to our insurance related activities, as described in Note 16.

Mandatory Exemptions to Retroactive Application

We have applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.
•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by us under Canadian GAAP are consistent with their application under IFRS.
•	Derecognition of financial assets and financial liabilities – We applied retroactively to transfers that occurred on or after January 1, 2004.

BMO Financial Group 195th Annual Report 2012	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Balance Sheet as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our Consolidated Balance Sheet reported in accordance with Canadian GAAP to our Consolidated Balance Sheet reported in accordance with IFRS as at the transition date of November 1, 2010:

(Canadian $ in millions)	Canadian GAAP balances	Consolidation(a,t)	Asset securitization(b,t)	Pension and other employee future benefits(c)	Non-controlling interest(d)	Translation of net foreign operations(e)	Reinsurance(f)	Other(g)-(t)	Total IFRS adjustments	IFRS balances
Assets
Cash and cash equivalents	17,368	27	65	–	–	–	–	–	92	17,460
Interest bearing deposits with banks	3,186	1,971	–	–	–	–	–	–	1,971	5,157
Securities	123,399	4,670	(8,387)	–	–	–	–	(170)	(3,887)	119,512
Securities borrowed or purchased under resale agreements	28,102	–	–	–	–	–	–	–	–	28,102
Loans	178,521	(1,975)	30,595	–	–	–	–	90	28,710	207,231
Allowance for credit losses	(1,878)	56	(138)	–	–	–	–	(4)	(86)	(1,964)
Other assets	62,942	(561)	(38)	(1,048)	–	–	873	44	(730)	62,212
Total assets	411,640	4,188	22,097	(1,048)	–	–	873	(40)	26,070	437,710
Liabilities
Deposits	249,251	2,079	(986)	–	–	–	–	–	1,093	250,344
Other liabilities	135,933	1,801	23,286	171	(1,338)	–	873	(6)	24,787	160,720
Subordinated debt	3,776	–	–	–	–	–	–	–	–	3,776
Capital trust securities	800	445	–	–	–	–	–	(58)	387	1,187

Shareholders’ Equity
Share capital	9,498	–	–	–	–	–	–	–	–	9,498
Contributed surplus	92	–	–	–	–	–	–	(1)	(1)	91
Retained earnings	12,848	(137)	22	(1,219)	–	(1,135)	–	(198)	(2,667)	10,181
Accumulated other comprehensive income (loss)	(558)	–	(225)	–	–	1,135	–	60	970	412
Total shareholders’ equity	21,880	(137)	(203)	(1,219)	–	–	–	(139)	(1,698)	20,182
Non-controlling interest in subsidiaries	–	–	–	–	1,338	–	–	163	1,501	1,501
Total equity	21,880	(137)	(203)	(1,219)	1,338	–	–	24	(197)	21,683
Total liabilities and equity	411,640	4,188	22,097	(1,048)	–	–	873	(40)	26,070	437,710

Reconciliation of Equity as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our equity reported in accordance with Canadian GAAP to our equity reported in accordance with IFRS:

(Canadian $ in millions)	November 1, 2010	October 31, 2011
As reported under Canadian GAAP	21,880	28,123
Reclassification of non-controlling interest in subsidiaries to equity under IFRS	1,338	1,348
Share Capital	–	142
Contributed Surplus	(1)	–
Retained Earnings
Consolidation (a)	(137)	(214)
Asset securitization (b)	22	(88)
Pension and other employee future benefits (c)	(1,219)	(1,158)
Translation of net foreign operations (e)	(1,135)	(1,135)
Business combinations (o)	–	(62)
Other	(198)	(237)
Accumulated Other Comprehensive Income (Loss)
Consolidation (a)	–	2
Asset securitization (b)	(225)	(205)
Translation of net foreign operations (e)	1,135	1,135
Other	60	50
Non-controlling interest in subsidiaries (d)	163	135
As reported under IFRS	21,683	27,836

178	BMO Financial Group 195th Annual Report 2012

Reconciliation of Net Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our net income reported in accordance with Canadian GAAP to our net income reported in accordance with IFRS:

(Canadian $ in millions)	Year ended October 31, 2011
Net income as reported under Canadian GAAP	3,266
Add back: non-controlling interest	73
Differences increasing (decreasing) reported net income:
Consolidation (a) (1)	(77)
Asset securitization (b) (1)	(110)
Pension and other employee future benefits (c)	61
Business combinations (o)	(62)
Other	(37)
Net income as reported under IFRS	3,114
Attributable to:
Bank shareholders	3,041
Non-controlling interest in subsidiaries	73
(1)	Includes increase in collective allowance of $34 million for the year ended October 31, 2011.

Reconciliation of Comprehensive Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our comprehensive income reported in accordance with Canadian GAAP to our comprehensive income in accordance with IFRS:

(Canadian $ in millions)	Year ended October 31, 2011
Comprehensive income as reported under Canadian GAAP	3,508
Add back: non-controlling interest	73
Differences increasing (decreasing) reported comprehensive income:
Consolidation (a)	(75)
Asset securitization (b)	(90)
Pension and other employee future benefits (c)	61
Business combinations (o)	(62)
Other	(47)
Comprehensive income as reported under IFRS	3,368
Attributable to:
Bank shareholders	3,295
Non-controlling interest in subsidiaries	73

Changes to the Consolidated Statement of Cash Flows

Under Canadian GAAP, we classified the net changes in loans and securities borrowed or purchased under resale agreements as Cash Flows from Investing Activities and the net changes in deposits and securities lent or sold under repurchase agreements as Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows. Under IFRS, we classify the net changes in loans, deposits, securities lent or sold under repurchase agreements and securities borrowed or purchased under resale agreements as Cash Flows from Operating Activities in accordance with IAS 7 Cash Flow Statements, which requires this classification for our main revenue-producing activities.

Under Canadian GAAP, we classified the net changes in securities sold but not yet purchased as Cash Flows from Financing Activities. Under IFRS, we classify the net changes in securities sold but not yet purchased as Cash Flows from Operating Activities, in accordance with IAS 7 Cash Flow Statements, which requires this classification for instruments used for trading purposes.

Under Canadian GAAP, we classified the proceeds from securitization of loans as Cash Flows from Investing Activities. Under IFRS, as the loans sold through securitization programs do not qualify for derecognition, they are classified as Cash Flows from Operating Activities.

Explanation of Differences

(a) Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course of business. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated was determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares led to consolidation, unless control did not rest with the majority owners. Under the VIE model, VIEs were consolidated if the investments we held in these entities or the relationships we had with them resulted in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualified as a QSPE was not consolidated.

Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether or not the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether or not these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

We consolidated certain SPEs under IFRS that were not consolidated under Canadian GAAP, including our credit protection vehicle, our structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. For five of our eight Canadian customer securitization vehicles and certain structured finance vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

BMO Financial Group 195th Annual Report 2012	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information on all our SPEs, including total assets and our exposure to loss is included in Note 9.

(b) Asset securitization

Securitization primarily involves the sale of loans originated by us to trusts (“securitization vehicles”). Under Canadian GAAP, we accounted for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans was given up and consideration other than notes issued by the securitization vehicle had been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in IAS 39. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized in our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain in our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that had not yet been sold to one of the securitization programs were recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 8.

(c) Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or of plan experience being different from management’s expectations for pension and other employee future benefit obligations. Under Canadian GAAP, these amounts were deferred and only amounts in excess of 10% of the greater of our plan asset or benefit liability balances were recorded in pension and other employee future benefit expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all previously unrecognized actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans. Under IFRS, we continue to defer actuarial gains and losses, consistent with the methodology under Canadian GAAP.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Under Canadian GAAP, these amounts were recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans. Under IFRS, plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Under Canadian GAAP, our actuaries valued our benefit liabilities using the projected unit benefit method. Under IFRS, our actuaries value our benefit liabilities using the projected unit credit method. The difference in methodology did not have a significant impact on our financial results.

Under Canadian GAAP, when plan assets exceeded the benefit liability of a defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the present value of the expected future economic benefit arising from the asset. Similarly to Canadian GAAP, IFRS limits the recognition of the surplus to the expected future economic benefit arising from the asset. However, the methodology for calculating the expected future economic benefit differs from that prescribed under Canadian GAAP. The difference in methodology did not have an impact on our financial results.

(d) Non-controlling interest

Under Canadian GAAP, non-controlling interest in subsidiaries (“NCI”) was reported as other liabilities. Under IFRS, NCI is reported as equity.

Under Canadian GAAP, the portion of income attributable to NCI was deducted prior to the presentation of net income in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and NCI. This difference had no impact on our capital ratios or return on equity.

(e) Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings. This difference had no impact on our capital ratios or return on equity.

(f) Reinsurance

Under Canadian GAAP, reinsurance assets related to our life insurance business were offset against the related insurance liabilities. Under IFRS, reinsurance assets and insurance liabilities are presented on a gross basis in our Consolidated Balance Sheet.

(g) Loan impairment

Under IFRS, we continue to write off loans on a basis consistent with the accounting under Canadian GAAP except that for the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries. This difference did not have a material impact on our opening retained earnings.

Under Canadian GAAP, we did not accrue interest income on loans classified as impaired. Under IFRS, once a loan is identified as impaired, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income using the original effective interest rate of the loan.

(h) Sale-leaseback transactions

Under Canadian GAAP, gains or losses from sale-leaseback transactions were deferred and amortized over the lease term, regardless of the type of lease that was entered into. Under IFRS, if the new lease is an operating lease and the sale took place at fair value, the resulting gains or losses from the sale-leaseback transaction are recognized immediately in income. This difference did not have a material impact on opening retained earnings.

(i) Stock-based compensation

Under Canadian GAAP, for grants of stock options with graded vesting, such as an award that vests 25% per year over four years, an entity could elect to treat the grant as one single award or to treat each tranche (i.e. the 25% portion that vests each year) as a separate award with a different vesting period. We elected to treat these stock option grants as one single award under Canadian GAAP, and the fair value of the award was recognized in expense on a straight-line basis over the vesting period. Under IFRS, each tranche must be treated as a separate award and the fair value of each tranche must be recognized in expense

180	BMO Financial Group 195th Annual Report 2012

over its respective vesting period. This difference did not have a material impact on our opening retained earnings.

(j) Loan origination costs

Under Canadian GAAP, loan origination costs are deferred and amortized over the term of the resulting loan. Under IFRS, only loan origination costs that are directly attributable and incremental to the origination of a loan can be deferred and amortized over the term of the resulting loan. This difference resulted in a $41 million decrease in opening retained earnings.

(k) Transaction costs

Under Canadian GAAP, our practice was to expense transaction costs on deposit liabilities. Under IFRS, direct and incremental transaction costs on deposit liabilities are deferred and recorded as a reduction of the initial value of the deposit and amortized over the term of the deposit liability. This difference did not have a material impact on our opening retained earnings.

(l) Available-for-sale securities

Under Canadian GAAP, available-for-sale securities were recorded at amortized cost if their sale was restricted. Under IFRS, available-for-sale securities are recorded at fair value even if their sale is restricted. This difference did not have a material impact on our opening retained earnings.

(m) Premises and equipment

Canadian GAAP did not require that significant components of premises and equipment be amortized separately. Under IFRS, significant components of premises and equipment are amortized separately. This difference resulted in a $38 million decrease in opening retained earnings.

(n) Customer loyalty programs

Under Canadian GAAP, we recorded revenues and expenses related to our reward programs on a net basis. Under IFRS, we are required to record revenues and expenses related to certain of our reward programs on a gross basis. This difference did not have a material impact on our opening retained earnings.

(o) Business combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date. Consequently, business combinations concluded prior to November 1, 2010 have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010 is equal to the carrying amount as at that date under Canadian GAAP.

For the acquisitions of M&I and LGM that occurred in fiscal 2011, our comparative year, we have made the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price was based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, the recorded values of goodwill and common shares were increased by $142 million as at October 31, 2011, to reflect the re-measurement of our common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs were capitalized and classified as goodwill. IFRS requires that acquisition costs be expensed. As a result, goodwill was reduced by $91 million as at October 31, 2011; of this amount, $86 million related to the acquisition of M&I and $5 million related to the acquisition of LGM.

Contingent consideration

Under Canadian GAAP, contingent consideration was recorded when the amount could be reasonably estimated and the outcome of the contingency could be determined beyond a reasonable doubt. Any subsequent change in the amount of contingent consideration was generally recorded as an adjustment to goodwill. Under IFRS, contingent consideration is recognized initially at fair value as part of the purchase price. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are recognized in profit or loss. As a result, goodwill was increased by $13 million for contingent consideration and reduced by $5 million for acquisition costs noted above, for a total increase in goodwill of $8 million for the LGM acquisition as at October 31, 2011.

(p) Merchant banking investments

Under Canadian GAAP, our merchant banking investments were accounted for at fair value, with changes in fair value recorded in income as they occurred. Under IFRS, we elected as of the transition date to designate certain of these investments at fair value through profit or loss. Subsequent changes in fair value are recorded in income as they occur. Merchant banking investments that we have not designated at fair value through profit or loss are accounted for as either available-for-sale securities, investments accounted for using the equity method of accounting, or loans, depending on the characteristics of each investment. This difference resulted in a $33 million decrease in opening retained earnings.

(q) Compound financial instruments

Under Canadian GAAP, Capital Trust Securities - Series B and C issued through BMO Capital Trust were classified as liabilities. Under IFRS, these Capital Trust Securities are classified as compound instruments comprising both a liability and an equity component. The equity component is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. This difference did not have a material impact on our opening retained earnings.

(r) Translation of preferred shares issued by a foreign operation

Under Canadian GAAP, preferred shares held by non-controlling interests in a self-sustaining foreign operation were translated at the current rate of exchange. IFRS requires that equity instruments of foreign operations be translated at the historical rate. This difference did not have a material impact on opening retained earnings.

(s) Income taxes

Under Canadian GAAP, the tax charge or credit on items recorded in other comprehensive income or equity was also recorded in other comprehensive income or equity, respectively, if recognized in the same period. Subsequent changes in tax rates and laws and the assessment of the recoverability of deferred tax for items previously recorded in other comprehensive income or in equity were recorded in profit or loss. Under IFRS, income tax relating to items recorded in other comprehensive income or equity is recorded in other comprehensive income or equity, respectively, whether the income tax is recorded in the same or a different period. This difference did not have a material impact on opening retained earnings.

(t) Allowance for credit losses

Under Canadian GAAP, certain assets related to securitization programs and special purpose entities were not consolidated on our balance sheet. Under IFRS, these assets are consolidated, increasing the allowance for credit losses by $86 million.

BMO Financial Group 195th Annual Report 2012	181

Principal Subsidiaries

Entities in which the bank owns more than 50% of the issued and outstanding voting shares	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	153
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	271
Bank of Montreal Finance Ltd.	Toronto, Canada	30
Bank of Montreal Holding Inc.	Calgary, Canada	23,210
Bank of Montreal Securities Canada Limited (1)	Toronto, Canada
BMO Nesbitt Burns Corporation Limited (1)	Toronto, Canada
BMO Nesbitt Burns Inc. and subsidiaries (1)	Toronto, Canada
BMO Finance Company II	Luxembourg, Luxembourg
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
BMO Reinsurance Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	632
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,157
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Finance Company I	Schuttrange, Luxembourg	598
BMO Financial Corp.	Chicago, United States	13,136
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Delaware Trust Company	Greenville, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
Harris Trade Services Limited	Hong Kong, China
M&I Distributors, LLC	Milwaukee, United States
M&I Investment Partners Management, LLC and subsidiaries	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO GP Inc.	Toronto, Canada	1
BMO Ireland Finance Company	Dublin, Ireland	16
BMO Life Insurance Company	Toronto, Canada	629
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	884
BMO (US) Lending, LLC	Chicago, United States	319
LGM (Bermuda) Limited	Hamilton, Bermuda	103
Lloyd George Investment Management (Bermuda) Limited and subsidiary	Hamilton, Bermuda
Lloyd George Investment Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Europe) Limited	London, England
Lloyd George Management (Singapore) Pte Ltd. and subsidiary	Singapore
(1)	Amalgamated with BMO Nesbitt Burns Inc. effective November 1, 2012.

The book value of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.

We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

182	BMO Financial Group 195th Annual Report 2012

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

P 70, 81, 131

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

P 61, 158

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

P 90

Collective Allowance (previously referred to as the General Allowance) is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by our regulator, OSFI. The collective allowance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

P 40, 81, 131

Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by risk-weighted assets.

P 61, 158

Common Shareholders’ Equity is the most permanent form of capital. Adjusted common shareholders’ equity is comprised of common shareholders’ equity less capital adjustments.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

P 80

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

P 32, 166

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and/or off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

P 82

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic Capital is a key element of our risk-based capital management and ICAAP framework.

P 63, 79

Efficiency Ratio (or Expense-to-Revenue Ratio) (previously referred to as the Productivity Ratio) is a key measure of efficiency. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted revenues and non-interest expense.

P 42

Environmental and Social Risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

P 92

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

P 141

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in Tier 2 capital.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

P 89

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

P 82

Legal and Regulatory Risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

P 90

Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items net of specified deductions.

P 62

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

P 86, 136

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

P 82, 136

BMO Financial Group 195th Annual Report 2012	183

GLOSSARY OF FINANCIAL TERMS

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and/or composition of the portfolio to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

P 82

Model Risk is the potential for loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

P 90

Net Economic Profit (NEP) represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital. Adjusted NEP is computed using adjusted net income. NEP is an effective measure of added economic value. NEP and adjusted NEP are non-GAAP measures.

P 33

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

P 37

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

P 37

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments include a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency respon-

sible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

P 25

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

P 88

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

P 141

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

P 40, 81, 131

Reputation Risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

P 91

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

P 34

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

P 138

Special Purpose Entities (SPEs) include entities created to accomplish a narrow and well-defined objective. We are required to consolidate an SPE if we control the SPE by having the power to govern the financial and operating policies of the SPE so as to obtain benefits from the SPE’s activities.

P 70, 71, 139

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

P 40, 81, 131

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

P 91

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

P 140

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases reported revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

P 36

Tier 1 Capital is primarily comprised of regulatory common equity, preferred shares and Innovative Tier 1 capital.

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

P 61, 158

Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses.

Total Capital Ratio reflects total capital divided by risk-weighted assets.

P 61, 158

Total Shareholder Return: The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

P 31

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

P 39

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

P 82

184	BMO Financial Group 195th Annual Report 2012

CORPORATE DIRECTORY

Board of Directors1

To promote alignment of our strategic goals across all our businesses, each director sits on at least one board committee and the President and CEO is invited to all committee meetings. We review membership of all committees annually. www.bmo.com/corporate governance

Robert M. Astley, Former President and Chief Executive Officer, Clarica Life Insurance Company, and former President, Sun Life Financial Canada Board/Committees: Governance and Nominating, Human Resources (Chair), Risk Review

Director since: 2004

Janice M. Babiak2, Corporate Director

Board/Committees: Audit and Conduct Review

Other public boards: Walgreens Director since: 2012

Sophie Brochu, President and Chief Executive Officer, Gaz Métro

Board/Committees: Audit and Conduct Review

Other public boards: BCE Inc. Director since: 2011

George A. Cope, President and Chief Executive Officer, BCE Inc. and Bell Canada

Board/Committees: Human Resources

Other public boards: BCE Inc., Bell Aliant

Director since: 2006

William A. Downe, President and Chief Executive Officer, BMO Financial Group Board/Committees: Attends all committee meetings as an invitee

Other public boards: ManpowerGroup Director since: 2007

Christine A. Edwards, Capital Partner, Winston & Strawn

Board/Committees: Human Resources,

Risk Review, The Pension Fund Society of the Bank of Montreal

Director since: 2010

Ronald H. Farmer, Managing Director, Mosaic Capital Partners

Board/Committees: Audit and Conduct Review, Governance and Nominating, Human Resources, The Pension Fund Society of the Bank of Montreal (Chair) Other public boards: Valeant Pharmaceuticals International Inc.

Director since: 2003

Harold N. Kvisle3, President and Chief Executive Officer, Talisman Energy Inc.

Board/Committees: Human Resources, Risk Review Other public boards: ARC Resources Ltd., Talisman Energy Inc.

Director since: 2005

Eric R. La Flèche, President and Chief Executive Officer, Metro Inc.

Board/Committees: Audit and Conduct Review

Other public boards: Metro Inc. Director since: 2012

Bruce H. Mitchell, President and Chief Executive Officer, Permian Industries Limited Board/Committees: Risk Review, The Pension Fund Society of the Bank of Montreal

Director since: 1999

Philip S. Orsino, O.C., F.C.A.

President, Jeld-Wen Inc.

Board/Committees: Audit and Conduct Review (Chair), Governance and Nominating Other public boards: Clairvest Group Inc.

Director since: 1999

Dr. Martha C. Piper, O.C., O.B.C.

Corporate Director, former President and Vice-Chancellor, The University of British Columbia

Board/Committees: Audit and Conduct Review, Governance and Nominating (Chair)

Other public boards: Shoppers Drug Mart

Corporation, TransAlta Corporation

Director since: 2006

J. Robert S. Prichard, O.C., O.Ont.

Chairman of the Board, BMO Financial Group, and Chair of Torys LLP

Board/Committees: Governance and Nominating, Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal Other public boards: George Weston Limited, Onex Corporation

Director since: 2000

Guylaine Saucier, F.C.P.A., F.C.A., C.M.4

Corporate Director

Board/Committees: Audit and Conduct Review, Risk Review

Other public boards: Areva, Wendel Director since: 1992

Donald M. Wilson III, Corporate Director

Board/Committees: Governance and Nominating, Human Resources, Risk Review (Chair) Other public boards: Ethan Allen Interiors Inc.

Director since: 2008

Honorary Directors

Stephen E. Bachand,

Ponte Vedra Beach, FL, USA

Ralph M. Barford, Toronto, ON

Matthew W. Barrett, O.C., LL.D., Oakville, ON

David R. Beatty, O.B.E., Toronto, ON

Peter J.G. Bentley, O.C., LL.D., Vancouver, BC

Frederick S. Burbidge, O.C., Frelighsburg, QC

Robert Chevrier, F.C.A., Montreal, QC

Tony Comper, C.M., LL.D., Toronto, ON

Pierre Côté, C.M., Quebec City, QC

C. William Daniel, O.C., LL.D., Toronto, ON

Louis A. Desrochers, C.M., c.r., A.O.E.,

Edmonton, AB

A. John Ellis, O.C., LL.D., O.R.S., Vancouver, BC

John F. Fraser, O.C., LL.D., O.R.S., Winnipeg, MB

David A. Galloway, Toronto, ON

Thomas M. Galt, Toronto, ON

Richard M. Ivey, C.C., Q.C., Toronto, ON

Betty Kennedy, O.C., LL.D., Campbellville, ON

Eva Lee Kwok, Vancouver, BC

J. Blair MacAulay, Oakville, ON

Ronald N. Mannix, O.C., Calgary, AB

Robert H. McKercher, Q.C., Saskatoon, SK

Eric H. Molson, Montreal, QC

Jerry E.A. Nickerson, North Sydney, NS

Jeremy H. Reitman, Montreal, QC

Lucien G. Rolland, O.C., Montreal, QC

Joseph L. Rotman, O.C., LL.D., Toronto, ON

Nancy C. Southern, Calgary, AB

1As at October 31, 2012.

2 Janice Babiak was appointed to the Board of Directors effective October 23, 2012.

3 Harold Kvisle resigned from the Board of Directors effective October 31, 2012.

4 Guylaine Saucier will not be standing for re-election at the 2013 Annual Meeting of Shareholders to be held on April 10, 2013.

BMO Financial Group 195th Annual Report 2012 185

CORPORATE DIRECTORY

Management Committee

The Management Committee is responsible for reviewing enterprise and group strategies; monitoring strategic initiatives; approving mergers and acquisitions, financial targets and plans, and culture and diversity goals; governing investment in initiatives across the enterprise; and tracking performance and results. They meet monthly.

William Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for setting the vision and overall strategic direction of BMO Financial Group, and leading the entire organization. The President and CEO is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value, and has responsibility for our enterprise-wide performance and financial results, including profit and loss, balance sheet and shareholder value metrics. Joined BMO in 1983; in role since March 2007

BMO Financial Group

Ellen Costello, President and Chief Executive Officer, BMO Financial Corp. and U.S. Country Head, is responsible for providing governance and regulatory oversight for all of BMO’s U.S. businesses. This includes ensuring all U.S. activities of the bank are consistent with the values, principles and strategic initiatives set by BMO and approved by the BMO board. Joined BMO in 1983; in role since July 2011

The Honourable Kevin G. Lynch, P.C., O.C., Vice-Chair, BMO Financial Group, is a key strategic advisor to senior management on domestic and international markets. Joined BMO in 2010; in role since March 2010

Rose Patten, Special Advisor to the President and Chief Executive Officer, partners with the business group heads to advise on select enterprise strategies – with particular emphasis on organization effectiveness and leadership development. This includes key advisory roles in BMO’s growing operations in the United States and China. Joined BMO in 1995; in role since February 2011

Russel Robertson, Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp., is responsible for the integration of the former Harris Bank and the former Marshall & Ilsley Corporation into BMO Harris Bank. Joined BMO in 2008; in role since March 2011

Personal and Commercial

Banking Canada

Frank Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada, oversees the strategic direction for delivery of our banking services through BMO Bank of Montreal, which serves more than seven million retail and commercial customers across Canada. Joined BMO in 1984; in role since July 2006

Cameron Fowler, Executive Vice-President, Personal and Commercial Banking Canada, is accountable for the development and implementation of customer strategies and our integrated distribution strategy, as well as the management of all personal and commercial banking products. Joined BMO in 2009; in role since July 2010

François Hudon,1 Senior Vice-President, Quebec Division and Co-Head, North American Specialized Sales, is responsible for executing P&C banking strategy throughout Quebec division. He also has responsibility for retail dealer finance sales and service operations as well as the mortgage specialist sales force in Canada and, on a co-head basis, with Christopher McComish for North America. Joined BMO in 2000; in role since June 2009

Personal and Commercial Banking U.S.

Mark Furlong, President and Chief Executive Officer, BMO Harris Bank N.A., is responsible for the strategic direction and performance of our U.S. personal and commercial banking business throughout the Midwest, Arizona and Florida, driving profitable business growth both organically and through acquisition. Joined BMO in 2011; in role since July 2011

Ann Benschoter, Executive Vice-President, Personal and Commercial U.S. Headquarters, is accountable for the development and implementation of customer strategies and our integrated distribution strategy, as well as the management of all personal and commercial banking products. Joined BMO in 2011; in role since July 2011

David Casper,1 Executive Vice-President, Commercial Banking Division, is responsible for executing strategy and driving performance of BMO Harris Bank commercial banking, and has direct responsibility for commercial product management and lending. Joined BMO in 1978; in role since March 2010

Christopher McComish,1 Executive Vice-President, Personal Banking and Co-Head, North American Specialized Sales, is responsible for executing strategy and driving performance of the BMO Harris Bank personal banking network in Illinois, Indiana, Missouri and Kansas, and has direct responsibility for business banking and indirect auto, mortgage and consumer lending. Joined BMO in 2008; in role since July 2011

Connie Stefankiewicz, Senior Vice-President, North American Customer Contact Centres, is responsible for overseeing the development and implementation of strategy and operations for BMO’s North American Customer Contact Centres, focusing on delivering a consistent, integrated customer experience. Joined BMO in 1990; in role since February 2012

Private Client Group

Gilles Ouellette, President and Chief Executive Officer, Private Client Group, is responsible for BMO Financial Group’s global wealth management businesses. He is also Deputy Chair, BMO Nesbitt Burns and Chairman of Bank of Montreal China Co., Ltd. Joined BMO in 1979; in role since May 1999

Alex Dousmanis-Curtis,1 Senior Vice-President and Head, Private Banking, Canada, is responsible for implementing the overall business strategy for BMO Harris Private Banking in Canada and will oversee its trust, banking and investment operations. Alex will also oversee BMO’s Asian private banking strategy. Joined BMO in 2007; in role since February 2012

Charyl Galpin,1 Co-Head, Private Client Division, BMO Nesbitt Burns, shares responsibility for developing and implementing the business strategy for the full-service brokerage business in Canada in alignment with the overall Private Client Group strategy. Joined BMO in 1979; in role since February 2011

Richard Mills,1 Co-Head, Private Client Division, BMO Nesbitt Burns, shares responsibility for developing and implementing the business strategy for the full-service brokerage business in Canada in alignment with the overall Private Client Group strategy. Joined BMO in 1986; in role since February 2011

BMO Capital Markets

Tom Milroy, Chief Executive Officer, BMO Capital Markets, is responsible for the strategic direction and performance of BMO Financial Group’s businesses serving corporate, institutional and government clients in North America and globally. Joined BMO in 1993; in role since March 2008

Eric Tripp, President, BMO Capital Markets, is responsible for the management and deployment of Capital Markets’ balance sheet and risks, including oversight of our capital, liquidity and risk exposures. Further, he has operational responsibility for BMO Capital Markets’ businesses in Europe and Asia, as well as the bank’s New York and Chicago branches. Joined BMO in 1983; in role since April 2011

186 BMO Financial Group 195th Annual Report 2012

Patrick Cronin,1 Head, Trading Products, has global responsibility for all sales, trading and research activity for all asset classes and derivatives including equities, fixed income, foreign exchange and credit. Joined BMO in 1993; in role since April 2011

Darryl White,1 Head, Global Investment and Corporate Banking, has responsibility for all BMO’s business with corporate and government clients worldwide, encompassing equity and debt underwriting, corporate lending and project financing and merger and acquisitions advisory services. Joined BMO in 1994; in role since March 2012

Enterprise Risk and Portfolio Management

Surjit Rajpal, Executive Vice-President and Chief Risk Officer, BMO Financial Group, is responsible for enterprise-wide risk and portfolio management at BMO Financial Group. Joined BMO in 1982; in role since March 2011

Finance

Thomas Flynn, Executive Vice-President and Chief Financial Officer, BMO Financial Group, is responsible for BMO Financial Group’s financial reporting and planning, treasury and capital management, investor relations, taxation, corporate development and strategy development. Joined BMO in 1992; in role since March 2011

Human Resources

Richard Rudderham, Executive Vice-President and Head, Human Resources, is responsible for BMO Financial Group’s human resources strategies and processes globally to grow and sustain a culture that focuses on customers, high performance and people. Joined BMO in 1989; in role since February 2011

Legal, Corporate and Compliance Group

Simon Fish, Executive Vice-President and General Counsel, BMO Financial Group, is responsible for managing BMO’s legal, regulatory, compliance and corporate security functions globally. His accountabilities include corporate governance, securities and banking regulation, litigation and regulatory proceedings and ESG matters. He serves as BMO’s diversity champion.

Joined BMO in 2008; in role since May 2008

Marketing and Corporate Communications

Douglas Stotz, Executive Vice-President and Chief Marketing Officer, BMO Financial Group, is responsible for corporate marketing and corporate communications for BMO Financial Group. Joined BMO in 2011; in role since February 2011

Office of Strategic Management

Joanna Rotenberg, Senior Vice-President, Office of Strategic Management, is accountable for building our strategic capability across all businesses and strengthening the linkages between our strategic plans, financial targets and business plans. Joined BMO in 2010; in role since July 2010

Technology and Operations

Jean-Michel Arès, Group Head, Technology and Operations, is responsible for managing, maintaining and providing governance related to information technology, operations services, real estate and sourcing for BMO Financial Group. Joined BMO in 2010; in role since April 2010

1 Indicates a rotating membership with each member attending every second meeting.

CORPORATE DIRECTORY

186 BMO Financial Group 195th Annual Report 2012

Performance Committee1

The Performance Committee comprises the heads of all lines of business and functional groups and is responsible for driving enterprise results and taking action on initiatives relating to BMO’s strategic priorities. They meet quarterly to discuss performance against established targets and courses of action to continuously improve performance.

William Downe

President and Chief Executive Officer, BMO Financial Group

BMO Financial Group

Ellen Costello

President and Chief Executive Officer, BMO Financial Corp. and U.S. Country Head

The Honourable Kevin G. Lynch, P.C., O.C.

Vice-Chair, BMO Financial Group

L. Jacques Ménard, C.C., O.Q.

Chairman, BMO Nesbitt Burns and President, BMO Financial Group, Quebec

Rose Patten

Special Advisor to the President and Chief Executive Officer

Russel Robertson

Executive Vice-President,

Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp.

Personal and Commercial Banking Canada Frank Techar

President and Chief Executive Officer, Personal and Commercial Banking Canada

Andrew Auerbach

Senior Vice-President, Greater Toronto Division

Carolyn Booth

Senior Vice-President, Atlantic Provinces Division

Susan Brown

Senior Vice-President, Ontario Regional Division

Cameron Fowler

Executive Vice-President,

Personal and Commercial Banking Canada

Joanne Gassman

Senior Vice-President, British Columbia and Yukon Division

Robert Hayes

Senior Vice-President, Prairies Division

François Hudon

Senior Vice-President, Quebec Division and Co-Head, North American Specialized Sales

Jim Kelsey

Senior Vice-President, Corporate Finance Division

Stephen Murphy

Senior Vice-President,

Commercial and Treasury Management

Personal and Commercial Banking U.S. Mark Furlong

President and Chief Executive Officer, BMO Harris Bank N.A.

Ann Benschoter

Executive Vice-President,

Personal and Commercial U.S. Headquarters

David Casper

Executive Vice-President, Commercial Banking Division

Brad Chapin

Executive Vice-President, Personal Banking (Wisconsin, Minnesota, Arizona, Florida)

Christopher McComish

Executive Vice-President, Personal Banking (Illinois, Indiana, Missouri, Kansas) and Co-Head, North American Specialized Sales

Connie Stefankiewicz

Senior Vice-President,

North American Customer Contact Centres

Private Client Group

Gilles Ouellette

President and Chief Executive Officer, Private Client Group

Alex Dousmanis-Curtis

Senior Vice-President and Head, Private Banking, Canada

Charyl Galpin

Co-Head, Private Client Division, BMO Nesbitt Burns

Terry Jenkins

Executive Vice-President and Head, Private Banking, U.S.

Viki Lazaris

President and Chief Executive Officer, BMO InvestorLine

Ed Legzdins

Senior Vice-President and Managing Director, International

Peter McCarthy

Senior Vice-President and President, BMO Insurance

Barry McInerney

Co-CEO, BMO Global Asset Management

Richard Mills

Co-Head, Private Client Division, BMO Nesbitt Burns

Rajiv Silgardo

Co-CEO, BMO Global Asset Management

BMO Capital Markets

Tom Milroy

Chief Executive Officer, BMO Capital Markets

Luc Bachand

Vice-Chair and Head, BMO Capital Markets, Quebec

Patrick Cronin

Head, Trading Products

C.J. Gavsie

Head, Foreign Exchange Products

Andre Hidi

Managing Director and Head, Global Mergers and Acquisitions

Perry Hoffmeister

Head, Investment and Corporate Banking, U.S.

Mike Miller

Managing Director and Head,

Equity Products, Research and Economics

Peter Myers

Head, Investment and Corporate Banking, Canada

Barry Pollock

Global Head, Loan Products Group

Luke Seabrook

Head, Financial Products and Debt Products

Paul Stevenson

Managing Director and Head, Credit Investment Management,

Securitization and Asset Portfolio Management

Eric Tripp

President, BMO Capital Markets

Darryl White

Head, Global Investment and Corporate Banking

Enterprise Risk and Portfolio Management Surjit Rajpal

Executive Vice-President and Chief Risk Officer, BMO Financial Group

Finance

Thomas Flynn

Executive Vice-President and Chief Financial Officer, BMO Financial Group

Cally Hunt

Senior Vice-President, Finance

Human Resources

Richard Rudderham

Executive Vice-President and Head, Human Resources

Legal, Corporate and Compliance Group Simon Fish

Executive Vice-President and General Counsel, BMO Financial Group

Marketing and Corporate Communications Douglas Stotz

Executive Vice-President and Chief Marketing Officer, BMO Financial Group

Office of Strategic Management Joanna Rotenberg

Senior Vice-President, Office of Strategic Management

Technology and Operations Jean-Michel Arès

Group Head, Technology and Operations

1 As at October 31, 2012.

BMO Financial Group 195th Annual Report 2012 187

Shareholder Information

Market for Shares of Bank of Montreal

The common shares of Bank of Montreal are listed on the Toronto Stock Exchange and New York Stock Exchange. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.

Common Share Trading in Fiscal 2012 Primary stock Closing price Total volume of exchanges Ticker October 31, 2012 High Low shares traded

TSX BMO $59.02 $61.29 $53.15 373.7 million

NYSE BMO US$59.12 US$60.99 US$50.95 63.5 million

Common Share History

Date Action Common share effect

March 14, 2001 100% stock dividend Equivalent to a 2-for-1 stock split

March 20, 1993 100% stock dividend Equivalent to a 2-for-1 stock split

June 23, 1967 Stock split 5-for-1 stock split

Dividends Paid per Share in 2012 and Prior Years

Bank of Montreal has paid dividends for 184 years – the longest-running dividend payout record of any company in Canada.

Shares outstanding

Issue/Class

Ticker

at October 31, 2012

2012

2011

2010

2009

2008

Common

BMO

650,729,644

$ 2.80 (a)

$2.80

$2.80

$2.80

$2.80

Preferred Class B

Series 5 (b)

BMO.PR.H

8,000,000

$1.33

$1.33

$1.33

$1.33

$1.33

Series 6 (c)

BMO.PR.I

–

–

–

–

–

$1.19

Series 10 (d)

BMO.PR.V

–

US$ 0.37

US$ 1.49

US$ 1.49

US$ 1.49

US$ 1.49

Series 13 (e)

BMO.PR.J

14,000,000

$1.13

$1.13

$1.13

$1.13

$1.13

Series 14 (f)

BMO.PR.K

10,000,000

$1.31

$1.31

$1.31

$1.31

$1.48

Series 15 (g)

BMO.PR.L

10,000,000

$1.45

$1.45

$1.45

$1.45

$0.94

Series 16 (h)

BMO.PR.M

12,000,000

$1.30

$1.30

$1.30

$1.30

$0.55

Series 18 (i)

BMO.PR.N

6,000,000

$1.63

$1.63

$1.63

$1.55

–

Series 21 (j)

BMO.PR.O

11,000,000

$1.63

$1.63

$1.63

$1.11

–

Series 23 (k)

BMO.PR.P

16,000,000

$1.35

$1.35

$1.35

$0.59

–

Series 25 (l)

BMO.PR.Q

11,600,000

$0.98

$0.69

–

–

–

Dividend amount paid in 2012 was $2.80. Dividend amount declared in 2012 was $2.82; the fourth quarter of 2012 dividend of $0.72 per share was declared on August 27, 2012.

The Class B Preferred Shares Series 5 were issued in February 1998.

The Class B Preferred Shares Series 6 were issued in May 1998 and were redeemed in November 2008.

The Class B Preferred Shares Series 10 were issued in December 2001 and were redeemed in February 2012.

The Class B Preferred Shares Series 13 were issued in January 2007.

The Class B Preferred Shares Series 14 were issued in September 2007.

The Class B Preferred Shares Series 15 were issued in March 2008.

The Class B Preferred Shares Series 16 were issued in June 2008.

The Class B Preferred Shares Series 18 were issued in December 2008.

The Class B Preferred Shares Series 21 were issued in March 2009.

The Class B Preferred Shares Series 23 were issued in June 2009.

The Class B Preferred Shares Series 25 were issued in March 2011.

Credit Ratings

Credit rating information appears on pages 23 and 88 of this annual report and on our website.

www.bmo.com/creditratings

Managing Your Shares

Our Transfer Agent and Registrar

Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively. See next page for contact information.

Reinvesting Your Dividends and Purchasing Additional Common Shares

Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.

Your vote matters.

Look out for your proxy circular in March and remember to vote.

Important Dates

Fiscal Year End October 31 Annual Meeting April 10, 2013, 9:30 a.m. (local time)

The annual meeting of shareholders will be held in Saskatoon, Saskatchewan, at the Delta Bessborough, 601 Spadina Crescent East. The meeting will be webcast. Details are available on our website.

www.bmo.com/investorrelations

2013 Dividend Payment Dates*

Common and preferred shares record dates

February 1

May 1

August 1

November 1

Common shares payment dates

February 26

May 28

August 27

November 26

Preferred shares payment dates

February 25

May 27

August 26

November 25

*Subject to approval by the Board of Directors

The Bank Act prohibits a bank from declaring or paying a dividend if it is or would thereby be in contravention of regulations or an order from the Superintendent of Financial Institutions Canada dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Employee Ownership*

83% of Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to the company.

*As of October 31, 2012.

Auditors KPMG LLP

Direct Deposit

You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer.

Personal Information Security

We advise our shareholders to be diligent in protecting their personal information. Details are available on our website. www.bmo.com/security

188 BMO Financial Group 195th Annual Report 2012

Where to Find More Information

Corporate Governance

Our website provides information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Director Independence Standards and our board mandate and committee charters.

www.bmo.com/corporategovernance

Management Proxy Circular

Our management proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published in March 2013 and will be available on our website.

www.bmo.com/corporategovernance

New York Stock Exchange Governance Requirements

A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.

www.bmo.com/corporategovernance

Corporate Responsibility

The BMO Corporate Responsibility Report and Environmental, Social and Governance Report and Public Accountability Statement document our progress toward the goal of sustainable development. The 2012 reports will be released in 2013. You can find more information about our corporate responsibility activities on our website.

www.bmo.com/corporateresponsibility

We report on the economic, social and environmental components of our performance according to the Global Reporting Initiative (GRI) framework.

www.bmo.com/corporateresponsibility/gri

Have Your Say

If you have a question you would like to ask at our annual meeting of shareholders, you can submit your question in person or during the webcast. You can also submit a question to the board by writing to the Corporate Secretary at Corporate Secretary’s Office, 21st Floor,

1 First Canadian Place, Toronto, ON M5X 1A1, or emailing corp.secretary@bmo.com.

Shareholders

Contact our Transfer Agent and Registrar for:

Dividend information

Change in share registration or address

Lost certificates

Estate transfers

Duplicate mailings

Direct registration

Computershare Trust Company of Canada

100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 Email: service@computershare.com

www.computershare.com/investor

Canada and United States

Call: 1-800-340-5021 Fax: 1-888-453-0330

International

Call: 514-982-7800 Fax: 416-263-9394

Computershare Trust Company, N.A.

Co-Transfer Agent (U.S.)

Online filing information:

BMO filings in Canada

Canadian Securities Administrators

www.sedar.com

BMO filings in the United States Securities and Exchange Commission

www.sec.gov/edgar.shtml

For all other shareholder inquiries:

Shareholder Services

BMO Financial Group Corporate Secretary’s Office 21st Floor, 1 First Canadian Place Toronto, ON M5X 1A1 Email: corp.secretary@bmo.com Call: 416-867-6785 Fax: 416-867-6793

Institutional Investors

and Research Analysts

To obtain additional financial information:

Head, Investor Relations

BMO Financial Group

18th Floor, 1 First Canadian Place

Toronto, ON M5X 1A1

Email: investor.relations@bmo.com

Call: 416-867-6656 Fax: 416-867-3367

Employees

For information on BMO’s Employee Share Ownership Plan:

Call: 1-877-266-6789

General

To obtain printed copies of the annual report or make inquiries about company news and initiatives:

On peut obtenir sur demande un exemplaire en français.

Corporate Communications Department

BMO Financial Group

28th Floor, 1 First Canadian Place Toronto, ON M5X 1A1

www.bmo.com

Customers

For assistance with your investment portfolio or other financial needs:

BMO Bank of Montreal

English and French: 1-877-225-5266 Cantonese and Mandarin: 1-800-665-8800 Outside Canada and the continental United States:

416-286-9992

TTY service for hearing impaired customers:

1-866-889-0889

www.bmo.com

BMO InvestorLine: 1-888-776-6886

www.bmoinvestorline.com

BMO Harris Bank

United States: 1-888-340-2265

Outside the United States: 1-847-238-2265

www.harrisbank.com

BMO Nesbitt Burns: 416-359-4000

www.bmonesbittburns.com

The following are trademarks of Bank of Montreal or its subsidiaries:

BMO, BMO and the M-bar roundel symbol, BMO Financial Group, BMO Capital Markets, BMO Global Asset Management, BMO Harris Bank, BMO Harris Bank By Phone, BMO Harris Financial Advisors, BMO Harris Mobile Banking, BMO Private Bank, adviceDirect, InvestorLine, Making Money Make Sense, Nesbitt Burns, M&I

The following are trademarks of other parties:

MasterCard is a registered trademark of MasterCard International Incorporated,

Moody’s and Moody’s Investors Service are registered trademarks of MIS Quality Management Corp., S&P is a registered trademark of Standard & Poor’s Financial Services LLC

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